UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA
(Name of Registrant)

Date of end of last fiscal year:  December 31, 2010

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Hernán Lorenzino
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C.  20006

Copies to:

Carmen Amalia Corrales
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

ITEM 1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Reference is made to pages 140 through 155 of Exhibit D.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

ITEM 2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant.  (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 140 through 181 of Exhibit D and to Exhibit E.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 140 through 181 of Exhibit D and to Exhibit E.

ITEM 3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 140 through 181 of Exhibit D and to Exhibit E.

ITEM 4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

(2)
Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

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(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Reference is made to pages 140 through 181 of Exhibit D and to Exhibit E.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to pages 140 through 181 of Exhibit D and to Exhibit E.

ITEM 6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 108 through 139 of Exhibit D.

ITEM 7.	(a)
If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Reference is made to pages 89 through 91 of Exhibit D.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Reference is made to pages 89 through 91 of Exhibit D.

ITEM 8.
Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to pages 87 through 89 of Exhibit D.

ITEM 9.
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported.  Such statements should be reasonably itemized so far as practicable as to commodities and as to countries.  They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to pages 61 through 80 of Exhibit D.

ITEM 10.
The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported.  The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.”  (These statements need be furnished only if the registrant has published balances of international payments).

Reference is made to pages 61 through 74 of Exhibit D.

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This annual report on Form 18-K for the fiscal year ended December 31, 2010 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Decree No. 2,053 dated December 22, 2010 and Decree No. 2,054 dated December 22, 2010 *
Exhibit D:	Current Republic of Argentina Description.
Exhibit E:	Debt Tables as of December 31, 2010.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

* By December 2010, Congress had neither approved nor rejected the proposed 2011 budget, therefore, based on the Financial Administration Law, on December 22, 2010, the President issued a decree establishing that the 2010 budget would be used for 2011 (Decree No. 2,053) and an emergency decree including adjustments to the 2010 budget for 2011 (Decree No. 2,054).

The National Administration General Budget Law for 2010 of the Registrant was filed as Exhibit C to the Registrant’s Annual Report on Form 18-K for the year ended December 31, 2009 (File No. 033-70734), dated September 30, 2010 and is incorporated herein by reference.

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SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Argentina, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on the 30th day of September 2011.

By:	/s/ Adrián E. Cosentino
Name: Adrián E. Cosentino
Title: Undersecretary of Finance of the Ministry of
Economy and Public Finance of the Republic
of Argentina

EXHIBIT D

i

CERTAIN DEFINED TERMS AND CONVENTIONS

Certain Defined Terms

All references in this annual report to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank of Argentina (to which we refer as the “Central Bank”).

The terms set forth below have the following meanings for the purposes of this annual report:

•	Gross domestic product, or “GDP,” means the total value of final products and services produced in Argentina during the relevant period.

•
Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis, or “CIF basis” and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board, or “FOB basis,” at a given departure location.

•
Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

•
The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy.  The inflation rate is generally measured by the rate of change in the consumer price index, or “CPI,” between two periods unless otherwise specified.  The annual rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date 12 months prior. The CPI is calculated on a weighted basket of consumer goods and services that reflects the pattern of household consumption in the city of Buenos Aires and 24 districts in the greater Buenos Aires area, using a monthly averaging method.  The Government also compiles statistics on the wholesale price index, or “WPI.” The annual rate of change in the WPI as of a particular date is calculated by comparing the index as of that date against the index as of the date 12 months prior.  The WPI is based on a basket of goods that reflects variations in factory or arrival point prices of producers or importers. The CPI measures changes in the price level of goods and services to the final consumer.  The CPI can only track price variations in a given basket of goods and services that are representative of consumption in a given area at a given time.  For that reason, it cannot be compared to a cost of living index because it does not take into account changes in consumer preferences.

It should be noted that the inflation data set forth herein is based on data published by the Instituto Nacional de Estadísticas y Censos, or “INDEC.” By statute, INDEC is the only institution in Argentina with the power to produce official nationwide statistics.  We believe INDEC is the only organization with the operational resources to cover large territories and broad volumes of data.  In May 2008, INDEC updated its base year for calculating the CPI from 1999 to April 2008.  This update resulted in changes to the goods and services basket, an update of the relative weights of each such good and service, and the introduction of special baskets for items subject to seasonality, such as fruits, vegetables and clothing.  Accordingly, beginning on such date, inflation data has been compiled using an updated methodology, as discussed under “—Presentation of Financial Information” and “Monetary System—Inflation.”

The base year for the WPI is 1993.  Among the many methodological differences between the WPI and the CPI, the WPI does not include any services within its basket, it measures prices on a national level, and it covers goods that include imports.

•
Certain data included in this annual report has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia, or “CER”, or the Coeficiente de Variación Salarial, or “CVS.” CERs are units of account whose value in pesos is indexed to consumer price inflation.  The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance.  CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance.

•
Unemployment rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement.  The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

•	Underemployment rate represents the percentage of Argentina’s labor force that has worked fewer than 35 hours during the week preceding the date of measurement and seeks to work more.

•
Defaulted debt or debt in default as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past due principal and interest payments.

•
Non-performing debt refers to public indebtedness of Argentina that is formally subject to the moratorium declared by the Government in December 2001, other than “Untendered Debt” (see “—Debt Presentation” below).  Argentina’s non-performing debt encompasses all the public debt in which Argentina is in default as of any given date (other than Untendered Debt), including past due principal and interest payments.  Non-performing debt also includes the following:

(i) certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments; and

(ii) certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default.

•
Untendered Debt means defaulted debt in respect of securities that were eligible for, but not tendered in, the 2005 Debt Exchange and the 2010 Debt Exchange, as explained below.  Following the 2005 Debt Exchange, the Government classified Untendered Debt as a separate category from its regular debt. This was because Argentina was not in a legal or financial position to pay or service Untendered Debt and holders of Untendered Debt had not participated in Argentina’s 2005 restructuring offer so that Argentina did not consider it appropriate to continue to include this debt in statistics that were meant to comprise performing debt and non-performing debt that had not yet been restructured.  This classification was generally consistent with Argentina’s debt sustainability goals, the terms of the 2005 Debt Exchange (pursuant to which tendering bondholders received contractual and legal assurances that holders of Untendered Debt would not receive more favorable treatment) and the terms of the Lock Law, which did not permit the Executive Power to reopen the 2005 Debt Exchange absent Congressional approval.  See “Public Sector Debt—Description of the Debt Restructuring Process and Determination of Terms of the 2005 Debt Exchange and 2010 Debt Exchange.”

•	Past due payments or payments in arrears refers to past due principal or interest payments on Argentina’s non-performing public indebtedness.

•
2005 Debt Exchange refers to the restructuring and exchange of public debt undertaken by the Government in January and February of 2005.  See “Public Sector Debt—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange.”

•
2010 Debt Exchange refers to the restructuring and exchange of public debt undertaken by the Government between April and December 2010.  See “Public Sector Debt—Debt Management Following the 2001 Debt Crisis—2010 Debt Exchange.”

•	BADLAR rate is the nominal annual interest rate in peso-denominated deposits of more than Ps.1.0 million.

•
Pesification.  Under the Convertibility Regime, a large portion of the debt obligations and deposits within the Argentine economy were denominated in dollars.  In February 2002, the Government implemented the following measures:

(i) The conversion of debts.  The Government ordered the conversion of substantially all foreign-currency denominated, Argentine-law governed debts (other than deposits with financial institutions and public sector debt) into pesos at a rate of Ps.1.00 per U.S.$1.00. This conversion was subject to adjustments for inflation based on the CER or CVS, as applicable.

(ii) The conversion of deposits.  The Government also ordered the conversion of substantially all foreign-currency denominated deposits into peso-denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00. This conversion was subject to adjustments for inflation based on the CER.

For purposes of this annual report, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•
Bocones. Bonds that the Government began issuing in 1991 to restructure its obligations to pensioners and various private creditors and as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship.

•
Boden. Bonds that the Government began issuing in 2002 to compensate individuals and financial institutions affected by some of the emergency measures adopted by the Government during the most recent economic crisis.  Boden include the following:

-
Boden Compensation. Issued to compensate banks for losses attributable to the difference in value between their pesified assets and their pesified liabilities that resulted from the asymmetric pesification of substantially all foreign currency-denominated loans and liabilities.

-
Boden Coverage. Issued to compensate banks for losses attributable to any amounts by which their remaining foreign currency-denominated liabilities not subject to pesification exceeded their remaining foreign currency-denominated assets not subject to pesification.

-	Boden Depositor. Issued to compensate depositors for losses that resulted from the pesification and rescheduling of bank deposits.

-
Boden Quasi-Currency. Issued to the Central Bank in order to redeem quasi-currency bonds issued by the federal and provincial governments. “Quasi-currency” bonds refers to debt instruments issued by the federal and provincial governments that circulated in the Argentine economy as an alternative form of currency since they could be used by the holder to discharge a variety of obligations, including tax obligations.

-	Boden Restitution. Issued to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001.

-	Boden 2005. Boden with maturity date in 2005.

-	Boden 2006. Boden with maturity date in 2006.

-	Boden 2007. Boden with maturity date in 2007.

-	Boden 2008. Boden with maturity date in 2008.

-	Boden 2011. Boden with maturity date in 2011.

-	Boden 2012. Boden with maturity date in 2012.

-	Boden 2013. Boden with maturity date in 2013.

-	Boden 2014. Boden with maturity date in 2014.

-	Boden 2015. Boden with maturity date in 2015.

•
Bogar. Bonds issued by the Provincial Development Fund in order to restructure debt obligations of the provinces. These bonds are guaranteed by the Government. This guarantee is, in turn, secured through a pledge of revenue from certain Government taxes. Additionally, the provinces have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government for any amounts paid under these bonds.  This obligation is secured by a pledge of a portion of the tax-revenue transfer the provinces receive from the Government.

-	Bogar 2018. Bogar with maturity date in 2018.

-	Bogar 2020. Bogar with maturity date in 2020.

•	Bonares. Bonds that the Government began issuing in 2006 for general purposes of the Government and in exchange for CER-index linked bonds.

-	Bonar V. Dollar-denominated bonds issued at an annual rate of 7.0% and maturing in 2011.

-	Bonar VII. Dollar-denominated bonds issued at an annual rate of 7.0% and maturing in 2013.

-	Bonar X. Dollar-denominated bonds issued at an annual rate of 7.0% and maturing in 2017.

-	Bonar ARG $ V. Peso-denominated bonds issued at an annual rate of 10.5% and maturing in 2012.

-	Bonar Pesos 2013. Peso-denominated bonds issued at an annual floating interest rate equal to the BADLAR rate plus 350 basis points and maturing in 2013.

-
Bonar Pesos 2014.  Peso-denominated bonds issued at an annual rate of 15.4% during the first year after issuance and at an annual floating interest rate equal to the BADLAR rate plus 275 basis points thereafter, and maturing in 2014.

-
Bonar Pesos 2015.  Peso-denominated bonds issued at an annual floating interest rate equal to the BADLAR rate plus 300 basis points with an amount equal to the BADLAR rate to be capitalized during the first two years and paying 300 basis points interest rate during such period, and paying the full floating interest rate thereafter and maturing in 2015.

-	Bonar Pesos 2016. Peso-denominated bonds issued at an annual floating interest rate equal to the BADLAR rate plus 325 basis points and maturing in 2016.

•	Bontes. Medium- to long-term Government Treasury bonds issued domestically in the late 1990s.

•	Bonos-Pagaré. Medium- to long-term Government Treasury bonds issued domestically in the late 1990s.

•
Brady Bonds. Collateralized Government bonds issued in 1992 pursuant to the Brady Plan to restructure Argentina’s outstanding medium- and long-term commercial bank debt.  These bonds consisted of par bonds, discount bonds and floating-rate bonds.

•	Eurobond. Government bonds issued in the international capital markets under the Government’s U.S.$15.0 billion Medium-Term Note Program.

•	Global Bond. Government bonds issued in the international capital markets under the Government’s shelf registration statements filed with the U.S. Securities and Exchange Commission, or SEC.

•	LEBACs. Short-term notes that the Central Bank began issuing in March 2002. They are issued principally in pesos, but also in U.S. dollars and pesos inflation adjusted.

•	Lecops. Government-issued quasi-currency bonds.

•	Letes. Short-term Government Treasury bonds issued domestically in the late 1990s.

•
National Guaranteed Loans. Tax-secured loans that the Government exchanged for previously outstanding Government bonds as part of a voluntary debt exchange offer that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon any default (we refer to this process as the reverse swap of National Guaranteed Loans).

•	NOBACs. Medium-term notes that the Central Bank began issuing in December 2003. They are issued only in pesos and are adjusted for inflation.

•	Patacones. Quasi-currency Treasury bonds issued by the province of Buenos Aires in 2001 and 2002 to finance its fiscal deficits.

•
Promissory Notes Pesos 2014.  Promissory notes issued in pesos at an annual rate of 15.4% during the first year after issuance and at an annual floating interest rate equal to the BADLAR rate plus 275 basis points thereafter, and maturing in 2014.

•
Promissory Notes Pesos 2015.  Promissory notes issued in pesos at an annual floating interest rate equal to the BADLAR rate plus 300 basis points with an amount equal to the BADLAR rate to be capitalized during the first two years and paying 300 basis points interest rate during such period, and paying the full floating interest rate thereafter and maturing in 2015.

•
Spanish Bonds. Government bonds issued to Spanish banks in 1993 as part of the Brady restructuring. They have shorter maturities than Brady Bonds and, instead of being secured with collateral, are guaranteed by the Spanish government.

•
2033 Discount Bonds.  Discount bonds due December 2033 denominated in U.S. dollars, euros, Japanese yen and pesos issued by Argentina in its 2005 Debt Exchange and the discount bonds due December 2033 denominated in U.S. dollars issued by Argentina for cash subsequent to the 2005 Debt Exchange.

•	2033 Discount Bonds (2010). Discount bonds due December 2033 denominated in U.S. dollars, euros, Japanese yen and pesos issued by Argentina in its 2010 Debt Exchange.

•	2017 Globals. U.S. dollar-denominated Global Bonds due 2017 issued in the international capital markets pursuant to the 2010 Debt Exchange.

•
2035 GDP-Linked Securities (2010). Long-term Government Treasury securities denominated in U.S. dollars, euros, Japanese yen and pesos issued in the international capital markets pursuant to the 2010 Debt Exchange and expiring no later than December 2035.

•	2035 GDP-Linked Securities. Long-term Government Treasury securities issued in the international capital markets pursuant to the 2005 Debt Exchange.

•	2038 Par Bonds. Long-term Government Treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

•	2038 Par Bonds (2010). Long-term Government Treasury bonds denominated in U.S. dollars, euros, Japanese yen and pesos issued in the international capital markets pursuant to the 2010 Debt Exchange.

•	2045 Quasi-Par Bonds. Long-term Government Treasury bonds issued in the international capital markets pursuant to the 2005 Debt Exchange.

Currency of Presentation

Unless otherwise specified, references herein to “dollars,” “U.S. dollars,” “U.S.$” and “$” are to the currency of the United States of America, references to “euros” or “€” are to the currency of the European Union, and references to “pesos” and “Ps.” are to Argentine pesos.  The Government publishes most of its economic indicators and other statistics in pesos.  From April 1, 1991, through January 6, 2002, the amounts presented to reflect economic indicators were the same in dollars and in pesos due to the one-to-one dollar/peso exchange rate that prevailed during this period.  The peso now floats against other currencies, although the Central Bank purchases or sells U.S. dollars on the currency exchange market from time to time in order to minimize fluctuations in the value of the peso.  For figures reflecting flows of peso amounts during a specified period, the average U.S. dollar-peso exchange rate for that period is used.  For figures reflecting amounts as of a specific date, the exchange rate applicable on that date is used.

On September 26, 2011, the exchange rate as reported by the Central Bank was Ps.4.20 per U.S. dollar.

Currency conversions, including conversions of pesos into U.S. dollars, are included only for the convenience of the reader and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

Unless otherwise specified, prices and figures are stated in current values of the currency presented.

The following table shows the average and period-end peso/U.S. dollar exchange rates as reported by the Central Bank for the dates and periods specified.

	Argentine peso per U.S. dollar(1)
	High	Low	Average	Period-end
2006	3.11	3.03	3.07	3.07
2007	3.18	3.06	3.12	3.15
2008	3.45	3.03	3.16	3.45
2009	3.85	3.45	3.73	3.80
2010	3.99	3.79	3.91	3.98
2011	4.20	3.97	4.01	4.20
January	4.00	3.97	3.98	4.00
February	4.03	4.01	4.02	4.03
March	4.05	4.03	4.04	4.05
April	4.08	4.05	4.07	4.08
May	4.09	4.08	4.08	4.09
June	4.11	4.09	4.10	4.11
July	4.14	4.11	4.13	4.14
August	4.20	4.15	4.17	4.20
(1)	As quoted by the Central Bank.

Presentation of Financial Information

All annual information presented herein is based upon January 1 to December 31 periods, unless otherwise specified.  Totals in some tables in this annual report may differ from the sum of the individual items in those tables due to rounding.

Certain statistical information included herein is preliminary in nature and reflects the most recent reliable data readily available to the Government as of the date of this annual report.  The Central Bank, the Ministry of Economy and Public Finance and other government entities conduct reviews of Argentina’s official financial and economic statistics after these statistics are first published.  These reviews are conducted periodically depending on the period of time covered by the data.  Annual figures are reviewed once a year, quarterly figures are reviewed once a quarter and monthly figures are reviewed once a month.  Accordingly, certain financial and economic information presented in this annual report may subsequently be adjusted or revised to reflect new or more accurate data or in accordance with Argentina’s ongoing review of its financial and economic data.  The Government believes that this review process is substantially similar to the practices of other industrialized nations.  The Government does not expect revisions of the data contained in this annual report to be material, although it cannot assure you that it will not make material revisions.  Certain financial and economic data included herein may also differ materially from data provided by other sources.

INDEC

At the end of January 2007, INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, experienced a process of institutional reforms that resulted in controversy. Certain private analysts objected to the inflation data (and other economic data affected by inflation data, such as poverty and GDP estimates) published by INDEC.  Certain private analysts and non-governmental sources publish inflation estimates and other statistical data, which differ significantly (and present higher estimates of inflation) from that published by INDEC.

In calculating the CPI, INDEC identified changes that needed to be implemented in order to correct a number of distortions and deficiencies in the following areas:

•	Many of the sampled businesses were concentrated in middle class to upper middle class areas, regardless of socioeconomic changes that had occurred in the relevant regions.

•	The specifications and characteristics that were used to identify item prices tended towards higher-end products and higher-priced stores and points of sale.

•	Seasonal products provoked distorted CPI calculations.

In order to address these methodological updates, INDEC implemented a number of changes to its information-gathering and processing methodology, such as:

•	Basket of Goods and Services. The basket of goods and services used to calculate CPI was reduced from 818 items to 440 items.

•
Sampling. Prior to May 2008, INDEC collected CPI information from seven provinces (including Córdoba, Santa Fe, San Luis, Tucumán, Catamarca, Mendoza and Buenos Aires), along with data for the city of Buenos Aires and the greater Buenos Aires area.  Beginning in May 2008, INDEC calculated the CPI for the greater Buenos Aires area only because a number of studies had determined that bringing together CPI figures from the various provinces was resulting in materially inconsistent and unreliable results due to differing methodologies among the provinces.  The provinces had inconsistent baskets, recording methods and pricing items, which presented serious impediments to consolidation.  INDEC is working with the Argentine provinces in order to enable each province to have its own CPI, with the objective of ensuring that each such CPI is comparable with the others.

In 2009, the Government created a council consisting of representatives of certain Argentine public universities to analyze the application and accuracy of INDEC’s methodology for estimating CPI from 1999 onwards.

On November 23, 2010, the Minister of Economy consulted with the IMF for technical assistance in order to prepare a new national CPI with the aim of modernizing the current statistical system.  During the first quarter of 2011, a team from the IMF started working in conjunction with INDEC to create a new national CPI.

Inflation statistics for periods including and subsequent to 2007 were prepared on the basis of INDEC’s updated methodology.  INDEC does not restate inflation statistics.  Accordingly, you should consider this in your evaluation of inflation statistics and evaluation of annual trends.

See “Monetary System—Inflation.”

The Government uses 1993 as the base year for calculating GDP and assigns different weights to selected sectors of the economy to reflect their relative importance.  The Government’s GDP calculation methodology conforms to international statistical norms recommended by the International Monetary Fund, or “IMF.”  Under the methodology, Argentina’s current account includes transactions involving non-residents, incorporates estimates regarding business, technical and personal services, and utilizes various sources of information, including account balances of private sector businesses.  Argentina’s capital account under this methodology includes investments by non-residents in Argentine businesses and estimates of bank deposits and investment portfolios.

Debt Presentation

Except where indicated, debt amounts provided in this annual report do not include Untendered Debt.  As of December 31, 2010, Untendered Debt totaled U.S.$11.2 billion and consisted of:

•	U.S.$6.8 billion of past due principal amounts and principal that had not become due; and

•	U.S.$4.4 billion of past due interest amounts.

 Past due interest amounts relating to non-performing debt provided in this annual report do not include penalty interest.  Argentina does not maintain or publish statistics on penalty interest in connection with its public debt.  Nevertheless, as of December 31, 2010, Argentina estimates that the amount of penalty interest on its non-performing debt totaled approximately U.S.$2.6 billion and on Untendered Debt totaled U.S.$136.9 million.  No statistics are available to estimate the amount of penalty interest on approximately 4.4% of Argentina’s non-performing debt, which represents debt owed to suppliers and commercial banks.

For certain debt statistics as of December 31, 2010, please see “Public Sector Debt”.

DATA DISSEMINATION

Argentina subscribes to the IMF’s Special Data Dissemination Standard, or “SDDS,” which is designed to improve the timeliness and quality of information of subscribing member countries.  The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”).  For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the IMF’s Dissemination Standards Bulletin Board.   Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the IMF’s Dissemination Standards Bulletin Board.  The Internet website is located at http://dsbb.imf.org.  Neither the Government nor any agents acting on behalf of the Government in connection with this annual report accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this annual report.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations.  These statements are based on Argentina’s current plans, estimates and projections.  Therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made.  Argentina undertakes no obligations to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  The information contained in this annual report identifies important factors that could cause such differences.  Such factors include, but are not limited to:

•
adverse external factors, such as a decline in foreign investment, changes in international prices (including commodity prices), high international interest rates and recession or low economic growth in Argentina’s trading partners.  A decline in foreign direct investment could deprive the Argentine economy of capital needed for economic growth.  Changes in international prices and high international interest rates could increase Argentina’s current account deficit and budgetary expenditures.  Recession or low economic growth in Argentina’s trading partners could decrease exports from Argentina, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower economic growth; and

•	other adverse factors, such as climatic or political events, international or domestic hostilities and political uncertainty.

SUMMARY

The following summary highlights information contained elsewhere in this annual report.  It is not complete and may not contain all the information that you should consider.  You should read the entire annual report and any supplement carefully.

Selected Economic Information
(in billions of pesos unless otherwise indicated)

	For the year ended and as of December 31 (unless otherwise specified),
	2006		2007		2008		2009		2010
THE ECONOMY:
Real GDP (in billions of 1993 pesos)	Ps.	330.6	Ps.	359.2	Ps.	383.4	Ps.	386.7	Ps.	422.1
Rate of change from prior year		8.5%		8.7%		6.8%		0.9%		9.2%
Nominal GDP		654.4		812.5		1,032.8		1,145.5		1,442.7
Inflation (as measured by CPI)(1)		9.8%		8.5%		7.2%		7.7%		10.9%
Unemployment rate(2)		8.7%		7.5%		7.3%		8.4%		7.3%

BALANCE OF PAYMENTS (in billions of U.S. dollars):
Current account	U.S.$	7.8	U.S.$	7.4	U.S.$	6.8	U.S.$	11.1	U.S.$	3.0
Of which:
Imports of goods		32.6		42.5		54.6		37.1		53.9
Exports of goods		46.5		56.0		70.0		55.7		68.1
Capital and financial account		(5.4)		5.7		(8.1)		(9.3)		3.9
Change in gross international reserves deposited in the Central Bank		3.5		13.1		0.01		1.3		4.2
Gross international reserves of the Central Bank		32.0		46.2		46.4		48.0		52.2

PUBLIC FINANCE:
Revenues	Ps.	158.2	Ps.	217.7	Ps.	285.5	Ps.	332.7	Ps.	448.4
As a % of GDP(3)		24.2%		26.8%		27.6%		29.0%		31.1%
Primary Expenditures		135.1		192.0		253.0		315.4		423.3
As a % of GDP(3)		20.6%		23.6%		24.5%		27.5%		29.3%
Primary fiscal balance(4)		23.2		25.7		32.5		17.3		25.1
As a % of GDP(3)		3.5%		3.2%		3.1%		1.5%		1.7%
Overall fiscal balance		11.6		9.3		14.7		(7.1)		3.1
As a % of GDP(3)		1.8%		1.1%		1.4%		(0.6)%		0.2%

PUBLIC DEBT(5) (in billions of U.S. dollars):
Peso-denominated debt(6)	U.S.$	65.3	U.S.$	68.2	U.S.$	69.1	U.S.$	67.5	U.S.$	67.7
Foreign currency-denominated debt(6)		66.0		71.1		70.5		73.4		90.3
Total principal arrears		4.4		4.4		5.2		5.2		5.2
Total interest arrears		1.0		1.1		1.1		1.1		1.1
Total gross public debt(7)	U.S.$	136.7	U.S.$	144.7	U.S.$	146.0	U.S.$	147.1	U.S.$	164.3
Total gross debt as a % of GDP(3)		64.0%		56.1%		48.8%		48.8%		45.3%
Total gross debt as a % of Government revenues		264.6%		209.3%		176.5%		168.0%		145.7%
Untendered Debt (including arrears)	U.S.$	26.1	U.S.$	28.9	U.S.$	29.0	U.S.$	29.8	U.S.$	11.2

(1)	Measured by the 12-month percentage change in the CPI. In May 2008, the INDEC updated its methodology to calculate the CPI. See “Monetary System—Inflation.”
(2)	Figures provided for the fourth quarter in each of the years 2006 through 2010.
(3)	GDP figures in this table are expressed in nominal terms.
(4)	Excluding privatizations and interest payments.
(5)	Excluding direct debt of the provinces and municipalities not guaranteed by the Government.
(6)	Not including principal or interest arrears.
(7)	Including arrears.

The Republic of Argentina

General

Argentina is a representative democracy located in southeastern South America with an estimated population of 40.1 million as of 2010, the date of the most recent census. Argentina has recovered from a severe economic recession that began in the fourth quarter of 1998 and culminated, after a decade of relative stability and economic prosperity, in unprecedented social, economic and political crises in 2001 and 2002.  From 1999 through 2002, Argentina’s economy contracted significantly and poverty and unemployment reached record levels.  The administration of President Fernando de la Rúa, which had taken office in October 1999, was unable to restore economic growth.

Ongoing widespread social unrest resulted in the resignation of President de la Rúa.  Through the end of 2003, Congress, in accordance with the Constitution, appointed successive presidents of Argentina until the election by popular vote of Néstor Kirchner as president in May 2003. President Kirchner’s term expired on December 10, 2007.  President Kirchner’s term in office was marked by economic growth and large-scale debt renegotiations with a 76.2% acceptance by the holders of defaulted Argentine bonds of the Government’s 2005 Debt Exchange.  Poverty and unemployment were also reduced as the economy improved during President Kirchner’s term.

On October 28, 2007, presidential and congressional elections were held in Argentina.  Cristina E. Fernández de Kirchner was elected and became Argentina’s President on December 10, 2007. Fernández de Kirchner’s administration has continued the policies of the previous government, including pursuing strong economic growth, maintaining fiscal and trade surpluses, preserving a weak currency and low interest rates, suppressing inflation and redistributing income through food, energy, and transport subsidies. Her term will expire on December 10, 2011.  Presidential elections will be held on October 23, 2011.

The Economy

History and Background

During the 1980s, high levels of state intervention in the economy, combined with high levels of inflation, frequent changes in Government policy and financial market instability, inhibited any significant growth in the Argentine economy.  During the 1990s, the Menem administration adopted a fixed exchange rate regime (known as “Convertibility”) and neo-liberal economic policies that included privatization, deregulation and trade liberalization programs.  It also sought to improve Argentina’s relations with its creditors.

The regime (the “Convertibility Regime”) imposed by the convertibility law No. 23,928 in 1991 (the “Convertibility Law”) and the Government’s free market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment.  From 1993 through 1998, GDP grew in real terms at an average annual rate of 4.0%, despite a 2.8% contraction in 1995 due to the Mexican financial crisis of 1994.

The Collapse of the Convertibility Regime – 2002

From 1999 to 2001, Argentina experienced severe economic problems, which led to the worst economic crisis in Argentina’s history.  In 2002, in response to a massive run on bank deposits and capital flight, the Government ended the peg of the peso to the U.S. dollar.  Following the collapse of the Convertibility Regime, the peso lost significant value, both against foreign currencies and in terms of domestic purchasing power.  In the first six months of 2002, the peso lost approximately 74.2% of its value against the U.S. dollar, reaching a low of U.S.$0.258 per one peso on June 26, 2002.

During 2002, Argentina experienced a 10.9% reduction in real GDP.  As a result of strict restrictions imposed by the Government on bank withdrawals and foreign exchange transactions, economic activity declined dramatically, with gross investment and private consumption decreasing by 36.4% and 14.4%, respectively, in 2002.  During this year, Government consumption also declined, by 5.1%.  Beginning in the second half of the year, however, the devaluation of the peso caused a shift in domestic consumption.  As the price of imported goods increased due to the devaluation of the peso, Argentine consumers shifted their purchases away from foreign products and towards domestic products.  This import substitution process reactivated domestic production, which triggered the economic recovery.

Continued Economic Recovery – From 2003 to Present

In 2010, Argentina’s real GDP completed an eight-year growth period at an annual average rate of 7.6%, driven by the manufacturing, construction and services sectors.  During the period from 2003 to 2010, the Government adopted and maintained economic policies designed to foster growth and address the needs of the poor and other vulnerable segments of the population.  Investment in real terms during the period from 2003 to 2010 increased significantly and higher taxes coupled with the impact of the economic recovery on revenue levels led to primary fiscal surpluses.  Consequently, economic growth created jobs and the unemployment rate decreased.  Per capita income was 295.4% higher in 2010 as compared to the per capita income recorded in 2002 when Argentina was enduring the worst economic crisis in its history.  During 2009, the economy grew at a less rapid pace than during previous years due to the global economic slowdown that started in the last quarter of 2008 and that continued into 2009.  In 2010, the economy showed strong signs of recovery, growing by 9.2%.  Recovery of economic activity positively impacted labor in 2010, with unemployment falling to 7.3% in the fourth quarter of 2010 as compared to 8.4% during the same period of 2009.

Despite this recovery, the Argentine economy still faces significant challenges, including inflation and energy shortages.

Foreign Trade and Balance of Payments

Argentina registered a balance of payments surplus for each year between 2006 and 2010.  This surplus was primarily a result of a continued surplus in the current account primarily due to a surplus in the trade balance.  In 2010, as compared to 2009, both exports and imports grew as a result of higher demand caused by the recovery from the global financial crisis.  Argentine exports totaled U.S.$68.1 billion, representing a 22.4% increase as compared to 2009, while imports of goods increased 45.0% to U.S.$53.9 billion during the same period.

Results for the capital and financial account fluctuated from 2006 to 2010.  In 2006, the capital and financial account registered a deficit, primarily as a result of the prepayment of U.S.$9.5 billion to the IMF.  In 2007, the capital and financial account registered a surplus driven principally by inflows to the non-financial public sector.  The capital and financial account once again registered deficits in 2008 and 2009, mainly due to the private sector capital outflows within the context of the global financial crisis.  In 2010, the capital and financial account registered a surplus of U.S.$3.9 billion, mainly due to a significant increase in capital inflows to the private sector and the non-financial public sector.

Monetary System

The Central Bank and Monetary Policy

The Convertibility Law, which fixed a one-to-one exchange rate between the peso and the U.S. dollar, governed Argentina’s monetary policy from 1991 through 2001.  On January 6, 2002, the Argentine Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime (the “Public Emergency Law”), which effectively brought an end to the Convertibility Regime.  The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates.  The Central Bank currently focuses its monetary policy on: seeking an equilibrium between money supply and demand; policies such as reserve accumulation to reduce macroeconomic volatility; and a managed floating exchange rate.

Inflation

From 2006 to 2010, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity, which applied upward pressure on the demand for goods and services.  The rate of inflation evolved as follows:

•	During 2006, the CPI increased 9.8%, and the WPI increased 7.2%;

•	During 2007, the CPI increased 8.5%, and the WPI increased 14.6%;

•	During 2008, the CPI increased 7.2%, and the WPI increased 8.8%;

•	During 2009, the CPI increased 7.7%, and the WPI increased 10.3%; and

•	During 2010, the CPI increased 10.9%, and the WPI increased 14.6%.

In May 2008, the INDEC updated its methodology to calculate the CPI. See “Monetary System—Inflation.”

The Financial System

To reduce the threat of a collapse of the banking sector, in December 2001 and February 2002, the Government imposed strict limits on bank withdrawals (known as the “corralito”) and rescheduled term deposits (known as the “corralón”).  After the devaluation of the peso, in February 2002, the Government ordered the pesification of the economy, which consisted primarily of ordering the conversion of U.S. dollar-denominated loans into pesos at a rate of one peso per U.S. dollar and the conversion of U.S. dollar-denominated deposits into pesos at a rate of Ps.1.40 per U.S. dollar, each adjusted by inflation.  In late 2002, the Government was able to begin lifting these restrictions as the peso stabilized and banks began to recover their liquidity.  The lifting of restrictions on bank withdrawals and the stability of the inflation rate and exchange rate resulted in deposits increasing by 12.9% in 2002 and 26.2% in 2003.  Lending also recovered in these years, although this recovery was driven primarily by lending to the public sector as lending to the non-financial private sector registered slight declines.

All liquidity aggregates have continued to increase since 2004. These increases resulted mainly from the increase in economic activity, the general increase in prices and optimism regarding future economic growth, which continued to fuel demand for pesos.

Net assets have shown an upward trend since 2005. The quality of bank assets, as well as bank profitability, has also improved during this period.  Deposits have increased substantially and private sector lending has steadily increased during this period, although lending slowed significantly as the world economic crisis developed in the last quarter of 2008.  However, in 2010, the recovery of economic activity led to an acceleration in both deposits and loans.

The higher proportion of peso-denominated liabilities together with a lower exposure to the public sector on the side of banks has made the system much less vulnerable to changes in exchange rates and external shocks.

Public Sector Finances

From 2006 to 2008, Argentina had positive primary fiscal balances and overall balances.  In 2009, although Argentina maintained a positive primary fiscal balance, it experienced an overall deficit.  The primary surplus decreased from Ps.32.5 billion in 2008 to Ps.17.3 billion in 2009, representing a 46.9% decrease.  The primary surplus decrease resulted primarily from an increase in primary expenditures, which outpaced the increase in fiscal revenues. As compared to 2008, the rate of increase in fiscal revenues was smaller in 2009, due to the effects of the global financial crisis on the domestic economy and a drought that undermined the harvest of Argentina’s main agricultural exports.  In order to mitigate the effects of the global financial crisis on the domestic economy, Argentina, like many other countries, implemented a countercyclical fiscal policy during 2009.  During 2010, the primary surplus reached Ps.25.1 billion, representing a 45.2% increase as compared to 2009.  The primary surplus increase resulted primarily from an increase in fiscal revenues, driven by “traditional” and export taxes, which outpaced the increase in primary expenditures.

Fiscal revenues increased by 183.4% to Ps.448.4billion in 2010, from Ps158.2 billion in 2006, primarily as a result of an across-the-board increase in tax revenue due to economic growth, the Government’s efforts to reduce tax evasion, the effects of the Social Security system reform and higher prices for Argentine exports, which increased revenues from export taxes.  Primary expenditures on the other hand, increased 213.4% (from Ps.135.1 billion in 2006 to Ps.423.3 billion in 2010) primarily as a result of an increase in transfers to provinces, social security benefits, National Administration wages, capital expenditures and other transfers, including external sector transfers and private sector subsidies and transfers to autonomous public entities.  In 2010, fiscal revenues increased 34.8% to Ps.448.4 billion, from Ps.332.7 billion in 2009, showing a rate of increase similar to the years between the economic crisis of 2001 and the global financial crisis which began at the end of 2008.

The increase in the Government’s primary balance led to an overall fiscal surplus in each of the years from 2006 to 2008.  In 2009, the Government implemented countercyclical fiscal policies.  These policies, coupled with a decrease in fiscal revenues due to the lessening of economic activity and trade, resulted in an overall fiscal deficit of Ps.7.1 billion (0.6% of nominal GDP for 2009).

During 2010, fiscal revenues increased 34.8% as compared to 2009, primarily as a result of the economic recovery from the global financial crisis.  The overall fiscal result increased from a deficit of Ps.7.1 billion in 2009 to a surplus of Ps.3.1 billion in 2010.

The proposed 2011 budget was submitted to Congress on September 15, 2010 for approval.  According to the Financial Administration Law, if Congress does not approve the budget for a fiscal year, the budget approved for last fiscal year, with adjustments by the Executive Power, will continue in force to ensure the normal administration of the national public sector.  By December 2010 Congress had neither approved nor rejected the budget, therefore on December 22, 2010 the President, by way of a presidential decree and based on the Financial Administration Law, determined that the 2010 budget would be used for 2011.

The proposed 2012 budget was submitted to Congress on September 15, 2011 and is awaiting approval.  The Government estimates that fiscal revenues will increase 22.5% for 2012, from Ps.564.4 billion (31.9% of estimated nominal GDP) in 2011 to Ps.691.5 billion (33.2% of estimated nominal GDP) in 2012.  Primary expenditures are expected to increase 19.1% in 2012 to Ps.640.2 billion.  As a percentage of nominal GDP, primary expenditures are expected to increase from 30.3% of estimated nominal GDP in 2011 to 30.7% of estimated nominal GDP in 2012.  As a result, the primary surplus in 2012 is expected to increase 91.6% as compared to 2011.  As a percentage of estimated nominal GDP, the primary surplus is expected to increase, from a projected 1.5% in 2011 to a projected 2.5% in 2012.

Social Security

On November 20, 2008, Congress approved a law that unified the national pension system into the Argentine Integrated Pension System, structured as a “pay as you go” system (Sistema Solidario de Reparto), and absorbed and replaced the former private pension system.  Pursuant to the new law, which took effect on December 9, 2008, the resources administered by the private pension funds were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by the National Social Security Administration (ANSES).  The total assets of the FGS amounted to Ps.178.0 billion as of December 31, 2010 as compared to Ps.140.8 billion as of December 31, 2009.  See “Public Sector Finances—Social Security.”

Public Sector Debt

Debt Record

Argentina has entered into three restructurings of external and domestic debt in default during the past 20 years.

In April 1992, Argentina announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks.  The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of Argentina’s foreign debt, as well as a nominal debt reduction of 35%.  See “Public Sector Debt—Debt Record—Prior Debt Restructurings.”

In December 2001, the Government declared a moratorium on a substantial portion of Argentina’s public debt (U.S.$89.1 billion at the time) and restructured its public external and domestic debt in exchange offers in 2005 and 2010.  The aggregate value of securities tendered in the exchanges was approximately U.S.$74.7 billion, representing over 91% of the aggregate value of eligible securities.  Untendered Debt totaled approximately U.S.$11.2 billion as of December 31, 2010.

The calculation of the net present value reduction that tendering holders accepted in the 2005 Debt Exchange and the 2010 Debt Exchange is subjective and may vary over time depending on elements such as the performance of interest rates and other factors.  Argentina does not maintain any statistics ascertaining the precise value of the debt reduction to bondholders.  Nevertheless, private analysts at the time estimated that the debt reduction was of approximately 65% to 75% of the original value of the 2005 Eligible Securities.

The Government’s default on a substantial portion of its public debt has prompted a number of lawsuits in various jurisdictions by plaintiffs seeking to collect on bonds issued by the Government.  See “Public Sector Debt—Legal Proceedings.”

Debt Management following the 2001 Crisis

Following the default in late 2001, the Government began to issue a new type of bond (known as a Boden).  Several types of Boden have been issued, primarily for the purpose of providing compensation to individuals and financial institutions affected by various measures adopted by the Government during the 2001 economic crisis.

2005 Debt Exchange

On January 14, 2005, Argentina launched a global voluntary offer to exchange 152 different series of securities on which it had defaulted in 2001 for new Par, Quasi-Par and Discount Bonds and GDP-Linked Securities.  In December 2001, the Government declared a moratorium on U.S.$89.1 billion of gross public debt.  The aggregate value of securities that were eligible to participate in the exchange (including nominal value of the eligible securities and accrued past due interest accumulated as of December 2001) was approximately U.S.$81.8 billion.  Argentina did not recognize accrued past due interest accumulated from December 31, 2001, to December 31, 2003 for purposes of calculating eligible amounts to participate in the offer.  The aggregate value of securities tendered in the exchange was approximately U.S.$62.3 billion, representing 76.15% of the aggregate value of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the offer were entitled to receive, in exchange for their securities, different combinations of the following:

•	Par Bonds due December 31, 2038 (“2038 Par Bonds”);

•	Discount Bonds due December 31, 2033 (the “2033 Discount Bonds”);

•	Quasi-Par Bonds due December 31, 2045 (the “2045 Quasi-Par Bonds”); and

•	A notional amount of GDP-Linked Securities expiring no later than December 15, 2035 (the “2035 GDP-Linked Securities”).

Participants in the 2005 Debt Exchange have the right to participate in any future offer by Argentina to repurchase, exchange or amend any of the Untendered Debt.  In addition, in an effort to reassure tendering bondholders and increase the level of participation in the 2005 Debt Exchange, Congress passed Law No. 26,017, known as the “Lock Law”.  The Lock Law prohibited the Executive Branch from reopening the 2005 Debt Exchange without Congressional approval and also prohibited any type of settlement involving untendered securities that were eligible to participate in the 2005 Debt Exchange.  In December 2009, Congress passed Law No. 26,547, which suspended the operation of Articles 2, 3 and 4 of the Lock Law until the earlier of December 31, 2010 and the date on which the Executive Branch, through the Ministry of Economy and Public Finance, announces the conclusion of the process of restructuring of Argentina’s debt securities.

The 2005 Debt Exchange settled on June 2, 2005.  See “Public Sector Debt—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange.”

As a result of the 2005 Debt Exchange, Argentina’s total gross public debt decreased from U.S.$191.3 billion in 2004 (127.3% of nominal GDP) to U.S.$129.2 billion in 2005 (73.9% of nominal GDP).  The decrease was also driven by the fact that the total debt figures since 2005 exclude Untendered Debt.  Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.

The 2010 Debt Exchange

On April 30, 2010, Argentina launched an invitation (the “April Invitation”) to holders of the securities issued in the 2005 Debt Exchange and of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for the new securities described below and, in certain cases, a cash payment.  In December 2010, Argentina reopened the April Invitation in the domestic market (the “December Invitation”), and the December Invitation closed on December 31, 2010.

Holders of eligible securities who participated in the April Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	Discount bonds due December 2033 denominated in U.S. dollars, euros and pesos (“2033 Discount Bonds (2010)”);

•	Par bonds due December 2038 denominated in U.S. dollars, euros and pesos (“2038 Par Bonds (2010)”);

•	U.S. dollar-denominated global bonds due 2017 (“2017 Globals”); and

•	GDP-linked securities expiring no later than December 2035 denominated in U.S. dollars, euros and pesos (“2035 GDP-Linked Securities (2010)”).

Holders of eligible securities who participated in the December Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	2033 Discount Bonds (2010) denominated in U.S. dollars and pesos;

•	2017 Globals; and

•	2035 GDP-Linked Securities (2010) denominated in U.S. dollars and pesos.

The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange and the offer conducted by Argentina in Japan concurrently with the April Invitation, totaled approximately U.S.$12.4 billion, representing approximately 67.7% of the aggregate eligible amount of eligible securities.  As a result of the 2005 and 2010 Debt Exchanges, Argentina succeeded in restructuring over 91% of the defaulted debt eligible for the 2005 and 2010 Debt Exchanges.

Summary of Debt

From 2006 through 2010, total gross public debt increased 20.2% from U.S.$136.7 billion as of December 31, 2006 to U.S.$164.3 billion as of December 31, 2010.  However, since nominal GDP increased at a higher rate during that period, total gross public debt decreased as a percentage of nominal GDP, representing approximately 64.0% in 2006, 56.1% in 2007, 48.8% in 2008 and 2009, and 45.3% in 2010.  Peso-denominated debt totaled Ps.269.4 billion (U.S.$67.7 billion), representing 41.2% of Argentina’s total gross public debt, of which 56.2% corresponded to CER-index linked debt.  As of the same date, foreign currency-denominated debt totaled U.S.$96.6 billion, representing 58.8% of Argentina’s total gross public debt.

MAP OF ARGENTINA

REPÚBLICA DE BOLIVIA
REPÚBLICA DEL PARAGUAY
REPÚBLICA FEDERATIVA DEL BRASIL
REPÚBLICA DE CHILE
REPÚBLICA ORIENTAL DEL URUGUAY
PCIA. DE JUJUY
PROVINCIA DE SALTA
PCIA. DE FORMOSA
PCIA. DE MISIONES
PCIA. DE CATAMARCA
PCIA. DE TUCUMÁN
PCIA. DE SANTIAGO DEL ESTERO
PCIA. DEL CHACO
PCIA. DE CORRIENTES
PROVINCIA DE SANTA FE
PCIA. DE LA RIOJA
PCIA. DE SAN JUAN
PCIA. DE CÓRDOBA
PCIA. DE ENTRE RÍOS
PCIA. DE MENDOZA
PCIA. DE SAN LUIS
PROVINCIA DE BUENOS AIRES
Ciudad de BUENOS AIRES
PROVINCIA DE LA PAMPA
PROVINCIA DEL NEUQUÉN
PROVINCIA DE RÍO NEGRO
PROVINCIA DEL CHUBUT
PROVINCIA DE SANTA CRUZ
PCIA. DE TIERRA DEL FUEGO ANTÁRTIDA, E ISLAS DEL ATLÁNTICO SUR
ISLAS MALVINAS
OCÉANO PACÍFICO SUR
OCÉANO ATLÁNTICO SUR
MAR ARGENTINO
MAR DEL SCOTIA
ANTÁRTIDA ARGENTINA
MAR DE WEDDELL
MAR DE BELLINGSHAUSEN
PENÍNSULA ANTÁRTICA
Tierra de Nueva Suabia
Tierra de la Reina Maud
ANTÁRTIDA
Capital de Nación
Capital de Provincia
Límite Internacional
Límite del lecho y subsuelo
Límite exterior del Río de la Plata
Límite lateral marítimo Argentino - Uruguayo
Límite Interprovincial
Aguas interiores
Mar Territorial Argentino (12 millas)
Límite exterior de la plataforma continental
Zona económica exclusiva (200 millas)
ESCALA GRÁFICA

THE REPUBLIC OF ARGENTINA

Territory and Population

The Republic of Argentina consists of 23 provinces and the city of Buenos Aires.  Located in the southeastern region of South America, Argentina is the second largest country in Latin America in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers).

The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina.  The country’s population as of 2010, the year of the most recent census, was an estimated 40.1 million.  As of 2010, approximately 12.8 million people lived in the greater Buenos Aires area.  Three other provinces—Córdoba, Mendoza and Santa Fe—each had urban populations of over one million.  During the period from 2001 to 2010, Argentina’s population grew at an average annual rate of 1.1%, and as of the most recent census, approximately 98.1% of the population age 10 and older was literate.  In addition, as of 2001 (the most recent year for which Argentine urban population figures are available) approximately 90.0% of the population lived in urban areas.

The table below sets forth comparative gross national income, or “GNI,” figures and selected other comparative statistics using 2009 data (the most recent year for which such comparative information is available).  See “The Argentine Economy―Poverty and Income Distribution.”

Territory and Population (1)

	Argentina		Brazil		Chile		Colombia		Mexico		Peru		United States
Per capita GNI(2)	U.S.$	7,540	U.S.$	8,090	U.S.$	9,300	U.S.$	5,050	U.S.$	9,050	U.S.$	4,240	U.S.$	46,330
Life expectancy (in years)		76		73		79		73		75		73		79
Infant mortality (% of live births)		1.3%		1.7%		0.7%		1.6%		1.5%		1.9%		0.7%
Adult literacy rate (% of population age 15 or older)(3)		98%		90%		99%		93%		93%		90%		n/a

(1)	Figures include information for the year 2009, unless otherwise specified.
(2)	Calculated using the World Bank Atlas method.
(3)	Figures for Brazil and Chile correspond to 2008, figures for Peru correspond to 2007.
n/a = not available
Source:  2009 World Bank World Development Indicators, unless otherwise specified.

Government

The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress, and a judicial branch headed by the Supreme Court of Justice.  The Constitution was last amended in 1994.  Each province has its own constitution and the people of each province elect a governor and legislators who are independent from the federal government.  The federal government may directly intervene in the administration of the provincial governments in certain emergency situations, including, among others, to secure the republican form of government and in the case of foreign invasions.

Executive Branch

The President and Vice President are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be elected for an additional term after one term out of office.  The President oversees the administration of the country and has the power to veto laws in whole or in part.  Congress may override a presidential veto by a two-thirds majority vote in each chamber.  The Jefatura del Gabinete de Ministros (Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval.  The President chooses the Chief of the Cabinet of Ministers, who may be removed by an absolute majority vote of both houses of Congress.

Congress

Congress is composed of the Senate and the Chamber of Deputies.

The Senate. There are a total of 72 senate seats, three for each province and three for the city of Buenos Aires (each a district). Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second most votes. Senators are elected by popular vote to serve for six-year terms.  Elections are held for one-third of the senate seats every two years. The last Senate elections were held in June 2009.

The Chamber of Deputies.  The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population.  Deputies are elected by popular vote to serve for four-year terms.  Elections for half of the seats are held every two years.  The last elections for seats in the Chamber of Deputies were held in June 2009.

Judicial System

The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice.

The Consejo de la Magistratura (Council of Magistrates) consists of an independent panel of lawyers, representatives of the judiciary, legislators, a representative of the executive branch and an academic. This entity oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court judges and the selection of judges.  The Jurado de Enjuiciamiento (Jury of Prosecution) decides proceedings to remove judges initiated by the Council of Magistrates.

The President appoints all Supreme Court judges subject to the Senate approval.  All federal court judges are also appointed by the President subject to Senate approval, but they must be selected from a list of recommendations provided by the Council of Magistrates.  The Supreme Court and all federal court judges are appointed for life.  All judicial appointments must be approved by two-thirds of the Senate.  Pursuant to a presidential decree, candidates’ identities and certain information regarding candidates is now made public and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

On December 31, 2006, Congress enacted a law reducing the number of Supreme Court judges from nine to five.  Congress also enacted transitory provisions regarding the gradual reduction of the number of judges (to be implemented with the next two vacancies) and the applicable majority rules (currently four votes).  In December 2010, the Supreme Court had seven judges; two of them had been in office since before 2002 and the other five, including the current Chief Justice, Ricardo L. Lorenzetti, joined the court subsequently.

Recent Political History

Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Islas Malvinas.  In 1983, Raúl Alfonsín was elected President.  Since that date, four uprisings by discontented factions within the military, the most recent in December 1990, have failed to seize power due to a lack of support from the public and the military as a whole.  In 1989, Raúl Alfonsín was succeeded as President by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

After a decade of relative stability and economic prosperity, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002.  See “The Argentine Economy—Economic History and Background.”  During this crisis, Argentina’s economy contracted significantly and poverty and unemployment reached record levels.  The administration of President Fernando de la Rúa, who took office in October 1999, could not restore economic growth and, during the second six months of 2001, the deepening economic recession increasingly fueled social unrest.

Ongoing widespread riots and protests forced President de la Rúa and his entire cabinet to resign on December 19 and 20, 2001.  From December 2001 to January 2002, Congress appointed successive presidents pursuant to the Constitution, including Eduardo Duhalde, who called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term.  Néstor Kirchner, former governor of the province of Santa Cruz, was elected and was sworn in as President on May 25, 2003.  President Kirchner’s term expired on December 10, 2007.  His term in office was marked by economic growth, reduction of poverty and unemployment rates and large-scale debt renegotiations with a majority of the holders of defaulted Argentine bonds.

On October 28, 2007, Cristina E. Fernández de Kirchner—President Kirchner’s wife—was elected President with approximately 44.9% of the popular vote.  Cristina E. Fernández de Kirchner was sworn in as President on December 10, 2007.  President Fernández de Kirchner’s term will expire on December 10, 2011. Fernández de Kirchner’s administration has continued the policies of the previous government.

On June 28, 2009, congressional elections were held in Argentina for one third of the members of the Senate and half of the members of the Chamber of Deputies, whose terms expired in December 2009.  The Front for Victory party lost its majority in the Chamber of Deputies and Senate.

On December 2, 2009 Congress approved a political reform bill.  See “The Republic of Argentina−Political Parties.”  Among the reforms implemented, the new law requires that all political parties nominate their presidential candidates by holding open and simultaneous primary elections.  All citizens that are eligible to vote during presidential elections can vote in the primary election regardless of an affiliation to a specific party.  In the primary elections, a candidate must obtain at least 1.5% of the votes of the total population eligible to vote in order to be able to participate in the next presidential election.

On October 27, 2010, Néstor Kirchner, former President of Argentina, then head of the Peronist Party, National Deputy for the Province of Buenos Aires and Secretary General of Unasur, died suddenly of heart failure.  Subsequently, Argentina declared three days of national mourning and a state funeral took place on October 28, 2010.

On August 14, 2011, primary elections were held with participation by approximately 79% of the population entitled to vote.  Cristina E. Fernández de Kirchner obtained 50.9% of the total valid and non-blank votes.  She was followed by Ricardo Alfonsín (Udeso) who obtained 12.4% of the votes, and the former president Eduardo Duhalde (Frente Popular) who obtained 11.72% of the votes.  According to the results of the primary elections, 7 candidates are eligible to compete in the next scheduled presidential election, which will be held on October 23, 2011.

New Media Law

Congress passed a new law regulating media on October 10, 2009 (the “New Media Law”).  The objective of the New Media Law is to regulate audiovisual communications in Argentina and to foster competition within the audiovisual communications industry, which should in turn help reduce costs in the industry and democratize media content.

Certain provisions of the New Media Law, which aim at fostering competition, include the following: a company may not own both a cable channel and an over-the-air television channel within the same territory.  No cable company may hold a national market share of more than 35% of the total population or of the total number of consumers.  Non-governmental organizations are allocated a third of the market, on an equal level with public and private media operations, and at least 30% of radio content and 60% of television content must be produced in Argentina.  In addition, telecom companies (excluding cooperatives) may not offer television, Internet access and phone service for the entire nation.

The discussions prior to the passing of the New Media Law in Congress allowed for the participation of the Argentine public and of interest groups associated with the audiovisual communications media.

Several media companies have challenged the constitutional validity of certain articles of the New Media Law.  Most of the challenges have been focused on the provisions that compel a mandatory divestment by media companies not complying with the New Media Law requirements.  Certain courts hearing these challenges have decided to provisionally suspend the effects of certain articles of the New Media Law, including divestment obligations, until the matter is finally decided.  These judgments are applicable only to the specific cases before those courts and have no binding effect on other media companies.

Political Parties

The following are Argentina’s principal national political parties:

•	the Partido Justicialista, or Peronist Party, which includes the Front for Victory and evolved from former President Juan Perón’s efforts in the 1940s;

•
Afirmación para una República Igualitaria (Affirmation for an Equitable Republic), which we refer to as “ARI,” founded in 2001, which formed a broader coalition for the 2007 elections under the name Coalición Cívica (Civic Coalition);

•	the Unión Cívica Radical, or Radical Civic Union, founded in 1890; and

•
the Unión Propuesta Republicana (Republican Proposal Union ), or “PRO,” an alliance formed in 2005 between Propuesta Republicana, led by businessman Mauricio Macri, and Recrear para el Crecimiento, founded in 2002 by Ricardo López Murphy, former Minister of Defense and former Minister of Economy and Infrastructure during the de la Rúa administration.  On April 19, 2008, Ricardo López Murphy announced his resignation from Recrear para el Crecimiento.

In addition, certain provincial political parties have a significant representation in Congress, including, among others, locally based parties from Neuquén and Córdoba.

The following table shows the party composition of the Chamber of Deputies and Senate following the elections in the years specified.

	Chamber of Deputies(1)						Senate(2)
	2005		2007		2009		2005		2007	2009
Party:
Peronist Party	12		8		19		25		25	10
Justicialist Front Alliance	―		―		―		3		3
Front for Victory Alliance	―		―		―		7		7
Front for Victory(3)	116		128		95		4		4	31
Federal Peronist	19		―		―		―		―
Radical Civic Union	36		24		16	(4)	14	(5)	14	9	(4)
Frepaso	―		―		―		1	(6)	1
ARI/Civic Coalition	14		27		60	(4)	―		―	11	(4)
Unión PRO	―		15		26		―		―
Others(7)	59		53		41	(4)	18		18	11	(4)
Total	256	(8)	255	(9)	257		72		72	72

(1)	Composition of the Chamber of Deputies as of December 10 of each year specified, when the deputies elected during such year took office.
(2)
Composition of the Senate as of December 31 of each year specified.  The figures for 2009 represent the composition of the Senate that was effective on December 10, 2009, based on the results of the congressional elections that took place on June 28, 2009.

(3)
In addition to elected deputies and senators, the figures for Front for Victory include deputies and senators from other factions of the Peronist Party who became members of the Front for Victory while in office.  For 2009, Front for Victory includes the Front for Victory Alliance and the Peronist Party in 2009 includes Alianza Frente Justicialista and other factions of the Peronist Party.

(4)
In 2009, the socialist parties that are included in the table under “Others” (ARI/Civic Coalition and a faction of Radical Civic Union) formed a new party named Acuerdo Cívico y Social, which became the first opposition force.

(5)
Includes two senators who ran for office as part of the Radical Civic Union but have since declared themselves independent and two senators belonging to a separate provincial party led by the Radical Civic Union.

(6)	Includes one senator from the Socialist Party and one senator originally from the Frente Grande, which later joined Frepaso.
(7)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.
(8)	During 2005, the failure by the Chamber of Deputies to ratify the election of one member because of open criminal proceedings against him led to a total of 256, rather than 257 members.
(9)	In 2007, an elected deputy could not take his seat in the chamber until May 2009 due to a medical condition.
Source:  Senate and Chamber of Deputies of Argentina.

On December 2, 2009, Congress passed a political reform bill.  The principal aspects of the bill are the following:

•
Private contributions for electoral campaigns must be from physical persons, not companies. In addition, the Government will distribute 50% of state funds for media advertisements equally among all candidate lists, and the remaining 50% will be distributed according to the percentage obtained by each political party in the previous election.

•
Primary elections to elect presidential and congressional candidates will be open, mandatory and simultaneous.  All citizens will be allowed to vote in the primary of their choosing, regardless of party affiliation.

•
In order to compete in national elections, candidates must obtain at least 1.5% of the vote in the presidential primary contest (including coalitions) and have the support of a certain number of affiliates as specifically determined in the bill.

Foreign Affairs and International Organizations

Argentina maintains diplomatic relations with a variety of countries and is a member of a variety of international organizations.  Argentina is a charter member of the United Nations, a founding member of the Organization of American States or, “OAS”, and a member of the following international organizations, among others:

•	the International Monetary Fund, or “IMF;”

•	the World Bank;

•	the International Finance Corporation;

•	the Financial Stability Board;

•	the Inter-American Development Bank, or “IADB;”

•	the World Trade Organization;

•	the International Labour Organization;

•	the Financial Action Task Force and the Financial Action Task Force on Money Laundering in South America (GAFISUD);

•	the International Association of Insurance Supervisors;

•	the International Organization of Securities Commissions;

•	the World Customs Organization;

•	the Asociación Latinoamericana de Integración (Latin American Integration Association), or “ALADI;” and

•	the Corporación Andina de Fomento, or “CAF.”

In October 1997, the United States designated Argentina as a non-North Atlantic Treaty Organization, or “non-NATO,” ally.

Argentina has entered into bilateral investment treaties with a variety of countries, including the United States, Canada, Germany, France, Italy, Spain, Switzerland, Sweden and the United Kingdom.  These agreements cover a broad range of topics, including foreign direct investment, trade and tax matters.  Several arbitration proceedings have been brought against Argentina before the International Centre for Settlement of Investment Disputes, or “ICSID,” under different bilateral investment treaties, mainly following the economic and political crisis.  For a discussion of these disputes see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

G-20

Argentina has been a member of the G-20 since the group was established in 1999.  The G-20 is an informal forum that promotes discussion between developed and emerging-market countries on key issues related to the global economy.  The country members designated the G-20 to be the premier forum for their international economic cooperation.  In addition, the G-20 has played an important role in tackling the recent global financial crisis, restoring stability and leading the international economic recovery.  Within this context, Argentina hosted a G-20 Workshop on Commodities in 2011.

G-20 members are also committed to adopting internationally recognized standards in areas such as the transparency of fiscal policy as well as combating money laundering and the financing of terrorism.  As a member of G-20, Argentina is subject to a peer-review mechanism.

Mercosur

One of Argentina’s most notable foreign policy achievements was the creation of the Southern Common Market, or “Mercosur,” in March 1991.  In addition to Argentina, Mercosur includes Brazil, Paraguay and Uruguay as full members, and Chile, Bolivia, Peru, Colombia, Ecuador and Venezuela as associate members.  Venezuela has applied for full membership and has the right to participate in Mercosur meetings.  Venezuela’s entry into Mercosur as a full member is pending ratification by Paraguay.

Mercosur has executed a number of agreements and is currently pursuing various trade discussions with non-Mercosur countries and other trade blocks, including the following:

•
In April 2009, Mercosur and the Southern African Customs Union signed a commercial preferences agreement that is viewed as a first step for a future free trade agreement.  The agreement includes the unification of commercial legislation as well as customs cooperation between the two blocks.

•	Mercosur executed a Free Trade Agreement (FTA) with Israel in December 2007 during the XXXIV Summit in Montevideo.

•	Mercosur members, in recent years, have maintained an ongoing dialogue with the European Union and with the United States regarding trade relations.

•	Mercosur executed a Complimentary Economic Agreement with Cuba in 2006.

Mercosur had been involved in discussions with the United States regarding the development of the American Free Trade Area, or “AFTA.”  However, during the IV Summit of the Americas, which took place in Mar del Plata, in November 2005, the members of Mercosur expressed their unwillingness to become members of AFTA.  As a consequence, discussions and negotiations regarding the development of AFTA have been suspended.

Banco del Sur

Banco del Sur, or BdS, is an initiative launched by seven South American countries, which include Argentina, Bolivia, Brazil, Ecuador, Paraguay, Uruguay and Venezuela.  Once the Convenio Constitutivo (Articles of Agreement) of BdS becomes effective, BdS will be a development bank and multilateral financial institution tasked with financing development projects, reducing asymmetries between countries and promoting integration in the region.

On September 27, 2009, the Presidents of each of the seven founding member countries signed the Convenio Constitutivo to create BdS.  BdS’s authorized capital is U.S.$20 billion, and the founding member countries have agreed to provide U.S.$7 billion in initial capital.

On September 7, 2011, Argentina’s Congress ratified the Convenio Constitutivo.  To date, the Convenio Constitutivo has been ratified by the congresses of a simple majority of founding members, including Argentina, Bolivia, Ecuador and Venezuela, which do not represent the minimum two-thirds of the initial capital required to fund the BdS.  The Convenio Constitutivo is expected to become effective during the second half of 2011, upon ratification by the congress of Uruguay or Brazil, which will allow BdS to meet the required two-thirds capital funding.

Islas Malvinas Dispute

Argentina reaffirms its legitimate and unending sovereignty claim over the Islas Malvinas, Georgias del Sur, Sandwich del Sur and the surrounding maritime areas as an integral part of its national territory.  Due to the fact that the above mentioned archipelagoes are illegally occupied by the United Kingdom, the archipelagoes are subject to a sovereignty dispute, which has been recognized by ten United Nations General Assembly resolutions, more than 27 resolutions of the Special Committee on Decolonization and numerous pronouncement of the Organization of American States and other international organizations and regional and bi-regional forums. Specifically, the United Nations has stated the existence of a sovereignty dispute between Argentina and the United Kingdom and has requested both governments to resume negotiations in order to find a peaceful solution as soon as possible.

Despite the repeated calls for negotiations made by the international community, the United Kingdom not only persistently refuses to negotiate but also continues to take unilateral actions on the archipelagoes, which include, among other actions, the exploration for and exploitation of renewable and non-renewable natural resources, as well as military exercises.

In February 2010, a U.K. energy company initiated drilling-related activities in the northern part of the Islas Malvinas.  Argentina protested the United Kingdom’s authorization to conduct oil exploration and exploitation in the area and the Government issued a decree ordering that every vessel or naval device that intends to travel between ports located on the Argentine mainland and ports located on the Islas Malvinas, Georgias del Sur and Sandwich del Sur, and/or that passes through Argentine jurisdictional waters towards said islands, and/or loads goods to be transported directly or indirectly between these ports, requests prior authorization from the relevant national authority.

On February 23, 2010, the Heads of State and Government of the Unity Summit of Latin America and the Caribbean reaffirmed their support for the legitimate rights of Argentina in the sovereignty dispute with the United Kingdom over the Islas Malvinas.

In September 2011, during the United Nations 66th General Assembly, the President of Argentina announced that if the United Kingdom continued to refuse negotiations, Argentina would be forced to review certain agreements reached in the past, particularly the 1999 agreement regarding periodic flights between Chile and Islas Malvinas with a stop in Rio Gallegos, a southern city located in the Province of Santa Cruz.

THE ARGENTINE ECONOMY

Economic History and Background

In the late 1800s and early 1900s, Argentina enjoyed a period of great prosperity with per capita GDP rising to the level of many Western European countries.  During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

The onset of the Great Depression and World War II, however, brought dramatic changes in the economy as a drastic decline in world trade deprived the country of its main source of revenue.  The Government responded to these developments with a major shift in economic policy, adopting a model of state-led capitalism and import substitution.  Accordingly, state intervention in the economy became pronounced.

Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition.  Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

By the mid-1970s, Argentina was self-sufficient in many industries, and although manufacturing had become the largest component of its economy, its exports continued to be dominated by agricultural products.  The economy, however, continued to grow at substandard levels.

In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings.  Despite this shift in policy, from 1981 through 1990, economic growth was undermined by:

•	political instability;

•	large subsidies of state-owned enterprises;

•	high inflation;

•	periodic devaluations of the currency;

•	an inefficient tax collection system; and

•	inefficient production.

From 1981 through 1990, average annual real GDP growth was 0.7% and the average real exchange rate was Ps.2.983 per U.S. dollar.  The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors.  The increase in Central Bank credit to the Government resulted in unchecked increases in the money supply that in turn led to high levels of inflation.  From 1981 through 1990, average annual inflation was 787.0%.  Additionally, in 1982 the Government defaulted on its external debt.

During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy.  While these plans achieved some initial success, they ultimately failed.  Moreover, the high levels of state intervention in the economy inhibited the competitiveness of the Argentine economy.  These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

Liberalization of the economy.  In mid-1989, the economy was suffering from hyperinflation and in deep recession.  Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late.  Thus, the immediate objectives of the Government were to stabilize prices and improve relations with external creditors.

Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Government adopted an economic program that sought to liberalize the economy and impose monetary discipline.  The new economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and related measures.  Its principal features were the following:

•	a fixed exchange rate regime that pegged the peso to the U.S. dollar;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt through the Brady restructuring in 1992).

The Convertibility Regime and the Government’s free market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment.  Real GDP grew 9.1% in 1991 and 7.9% in 1992.  From 1993 through 1998, real GDP grew at an average annual rate of 4.0%, despite a 2.8% contraction in 1995 due to the Mexican financial crisis of 1994.

The Convertibility Regime, however, had significant disadvantages, including the following:

•
Inflexible monetary policy.  By stripping the Central Bank of its monetary discretion, the Convertibility Regime limited the Government’s ability to use monetary policy to stimulate the economy to counteract downturns in economic activity.

•
Dependence on foreign capital.  Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•
Over-reliance on certain economic sectors.  Because peso-denominated products were relatively expensive in international markets due to the peso’s peg to the U.S. dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor-intensive sectors such as construction and manufacturing increased unemployment levels.

The Crisis and Beginning of Recovery – 2001 and 2002.  Beginning in the second quarter of 2001, economic conditions deteriorated significantly. In the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy.  Total deposits in the Argentine banking system fell by 21.6% in the last six months of 2001 and the Central Bank’s international reserves fell by 14.8%.

In a last bid to safeguard the Convertibility Regime and avert the collapse of the banking sector, in December 2001, the Government imposed strict per person per month limits on bank withdrawals (known as the corralito) and on certain foreign exchange transactions in Argentina.  Shortly thereafter, the Government declared a moratorium on a substantial portion of the Government’s debt.  As of December 31, 2001, Argentina’s gross public debt in default totaled U.S.$89.1 billion.

Massive social unrest caused by the economic crisis brought down the de la Rúa administration shortly before the moratorium and triggered a political crisis that culminated with the accession of Eduardo Duhalde to the presidency.  In January 2002, the Convertibility Regime ended and Congress granted the Government authority to establish the exchange rate between the peso and the U.S. dollar.

Under the Duhalde administration, the Government:

•	allowed the value of the peso to float against other currencies, eliminating a dual exchange rate system that had been adopted immediately following the end of the Convertibility Regime;

•
ordered the conversion into pesos (known as “pesification”) of certain foreign currency-denominated, Argentine law-governed debts to financial institutions and utility contracts at a rate of Ps.1.00 per U.S.$1.00 and of all foreign currency;

•	denominated deposits at a rate of Ps.1.40 per U.S.$1.00; the resulting peso-denominated obligations were subject to adjustments for inflation; and

•	imposed further restrictions on bank withdrawals (known as the corralón), which effectively froze and rescheduled all term deposits.

Additionally, in 2002, the Central Bank introduced a number of restrictions on foreign exchange transactions, including:

•	limits on the amount of U.S. dollars that could be held per month in bank accounts;

•	limits on transfers of foreign currency out of Argentina; and

•	restrictions on foreign trade transactions.

The economic crisis peaked during the first six months of 2002.  As a consequence of certain adjustments in Argentina’s foreign trade and a prudent expansionary monetary policy, by the middle of 2002 the adjustment in the current account had created the conditions for a stabilization of the peso.  As the domestic currency stabilized, inflationary pressures declined.  This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility Regime.

During the last six months of 2002,  real GDP contraction had slowed to 6.6%, as compared to the last six months of 2001, and Argentina registered a U.S.$4.9 billion surplus in its current account.  As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps.3.87 on June 26, 2002;

•
inflation, as measured by the CPI, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by the CPI was 41.0% and as measured by the WPI was 118.0%, which, although significant, was relatively low in comparison to the more than 300.0% devaluation of the peso during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

Despite the improvement in economic conditions during the last six months of 2002, overall real GDP declined 10.9% for the year.

2003 and the Kirchner Administration

Néstor Kirchner became president of Argentina on May 25, 2003.  The overall goal of his administration was to achieve sustainable growth through structural reforms while maintaining a focus on ameliorating poverty and social inequities, which were exacerbated as a result of the 2001 to 2002 recession.

President Kirchner established an economic model that shifted away from the neo-liberal approach of the 1990s to a more socially conscious, heterodox model.  Rather than emphasizing deregulation of the economy, President Kirchner emphasized state involvement in the economy to improve public services and encourage redistribution of income.

The economic recovery that began in the last six months of 2002 continued during 2003, 2004 and 2005, with real GDP growing by 8.8% in 2003, 9.0% in 2004 and 9.2% in 2005.

2006 to 2010

From 2006 to 2010, the Argentine economy grew each year, driven by the manufacturing, construction and services sectors.  The Government adopted economic policies designed to foster growth and address the needs of the poor and other vulnerable segments of the population.  Investment in real terms increased significantly and a higher tax burden, coupled with the impact of the economic recovery on revenue levels, led to primary fiscal surpluses.  Economic growth, in turn, created jobs and the unemployment rate decreased.

2006

The Argentine economy continued to grow in 2006, with real GDP increasing 8.5%, primarily as a result of an increase in gross investment and in public and private consumption.  As in 2005, the activity in the construction sector increased significantly, even surpassing the average growth in the economy.  As a result of this growth, the unemployment rate decreased from 10.1% for the fourth quarter of 2005 to 8.7% for the same period in 2006, and the underemployment rate decreased from 11.9% for the fourth quarter of 2005 to 10.8% for the same period in 2006.

In 2006, prices increased at a slower pace, as compared to 2005.  The CPI accumulated an increase of 9.8% from December 31, 2005 to December 31, 2006.  The WPI increased 7.2% in the same period.  This slower inflation was due to a more restrictive monetary policy and voluntary price freeze agreements between the Government and private companies in certain sectors.

The peso depreciated slightly in 2006, as the exchange rate increased from Ps.3.03 per U.S. dollar as of December 31, 2005, to Ps.3.07 per U.S. dollar as of December 31, 2006.  The Central Bank’s international reserves increased to U.S.$32.0 billion as of December 31, 2006, as a result of U.S. dollar purchases to stabilize the value of the peso.

2007 and the Fernández de Kirchner’s Administration

Cristina E. Fernández de Kirchner became Argentina’s President on December 10, 2007.  Her administration has continued many of the policies from Néstor Kirchner’s administration, including:

•	pursuing strong economic growth;

•	maintaining fiscal and trade surpluses;

•	maintaining exchange rates for the peso that preserve export competitiveness;

•	managing the levels of interest rates;

•
managing inflation through price controls and other measures, including negotiating a “social pact” between business and trade unions to control wages, slow price increases and provide a stable environment for investment;

•	addressing social needs, in part through food, energy, transport and other subsidies; and

•
imposing taxes and tariffs on agricultural products in an effort to generate resources principally to allow the Government to carry out social programs, continue economic subsidies to the energy and transportation sectors and ensure an adequate supply of essential items within the domestic market.

The economy continued to expand in 2007, with real GDP growing 8.7%, primarily as a result of increases in gross investment and domestic private consumption.  The services sector grew 8.7%, the primary production sector grew 7.5% and the secondary production sector grew 8.0%.  In addition, tourism boomed, with an estimated record of 13.7 million foreign tourists visiting Argentina in 2007.  As a result of this growth, unemployment continued to decrease.

In 2007, the CPI increased 8.5%.  The WPI grew 14.6%, more than doubling the increase in 2006, with a 14.7% increase in national products and a 13.2% increase in imported products.

From July to October 2007, the exchange rate was impacted by the challenging conditions in the international financial markets.  The Central Bank actively intervened on the spot and futures markets in coordination with the official banking sector to manage exchange rate volatility.  During the second half of 2007, the peso/dollar exchange rate increased from Ps.3.09 per U.S. dollar on June 29, 2007 to Ps.3.15 per U.S. dollar on December 28, 2007.  The yearly average exchange rate for 2007 was Ps.3.12 per U.S. dollar.

The Central Bank’s international reserves increased 44.1% to U.S.$46.2 billion as of December 28, 2007. The accumulation of reserves followed a policy designed to protect Argentina against economic shocks.

2008

The economy continued to grow in 2008 despite the fact that, during the last quarter of 2008, the United States and certain other major economies declined into recessions.  Argentina, like Brazil and other emerging economies, was affected by a significant slowdown in economic activity, major capital outflows and declining commodity prices.  Consumption and investment also declined.  Many businesses began to cut back or delay their investment plans due to the risk of a weakening demand.  As a result, although real GDP increased 6.8%, it increased at a lower rate than in the previous four years.

Prices, as measured by CPI, continued to increase, although at a lower rate in 2008 as compared to 2007.  In 2008, the CPI increased 7.2% and the WPI grew 8.8%, with an 8.4% increase in national products and a 13.8% increase in imported products.

Expectations of lower growth in real income and a reduction in employment affected household spending levels, particularly on consumer durables.  To counteract this effect, the Government adopted measures to stimulate consumption by reducing the tax burden on individuals to increase disposable income and by increasing the availability of credit for durable goods.  The Government launched several plans aimed at providing consumer credit, including:

•	a plan to provide loans for buyers of utility vehicles, trucks and bicycles;

•	a plan to allow consumers to finance the purchase of low-priced new cars to encourage car production in Argentina; and

•	a plan to stimulate consumption of household appliances.

2009

In 2009, the economy continued to grow, although at a less rapid pace due to the economic slowdown provoked by the global financial crisis that started in the last quarter of 2008 and that continued into 2009.  In 2009, Argentina’s real GDP increased 0.9%, primarily as a result of:

•	a 1.5% increase in total consumption, due to a 7.2% increase in public sector consumption and a 0.5% increase in private sector consumption; and

•	a significant improvement in foreign trade.

These factors were partially offset by a 10.2% decline in gross investment resulting from:

•	a 3.6% decrease in construction; and

•	an 18.7% decrease in durable equipment for production.

In 2009, Argentina increased investments in public sector infrastructure to partially offset the decline in private sector investment.

During 2009, the CPI increased 7.7% and the WPI increased 10.3%.

2010

In 2010, the economy once again experienced pre-global financial crisis rates of growth, expanding by 9.2% and reaching the highest growth rate since 2005. Argentina’s real GDP growth was primarily a result of:

•	a 10.6% increase in the goods sector, representing 30.2% of real GDP during this period;

•	a 21.2% increase in gross investment, primarily due to a 41.1% increase in durable equipment for production, with construction increasing 8.2%;

•	a 9.1% increase in total consumption, due to a 9.4% increase in public sector consumption and a 9.0% increase in private sector consumption; and

•	a 14.6% increase in exports, primarily due to the recovery in foreign trade.

These factors were partially offset by a 34.0% increase in imports, driven by the expansion of economic activity, which resulted in imports exceeding exports and consequently constituting a negative contribution to growth.

During 2010, the CPI increased 10.9% and the WPI increased 14.6%.

The unemployment rate decreased from 8.4% for the fourth quarter of 2009 to 7.3% for the same period in 2010, and the underemployment rate decreased from 10.3% for the fourth quarter of 2009 to 8.4% for the same period in 2010.

Gross Domestic Product

Gross domestic product, or “GDP,” is a measure of the total value of final products and services produced in a country.  Nominal GDP measures the total value of final production in current prices.  Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation.  Argentina’s real GDP figures are measured in pesos and are based on constant 1993 prices.

The following table sets forth the evolution of GDP, per capita GDP and per capita income for the periods specified, at current prices.

Evolution of GDP, Per Capita GDP and Per Capita Income(3)
(at current prices)

	2006		2007		2008		2009		2010
GDP (in millions of pesos)(3)	Ps.	654,439	Ps.	812,456	Ps.	1,032,758	Ps.	1,145,458	Ps.	1,442,655
GDP (in millions of U.S. dollars)(3)	U.S.$	212,886	U.S.$	260,769	U.S.$	326,677	U.S.$	307,082	U.S.$	368,712
Per capita GDP (in U.S. dollars)(3)		5,356		6,489		8,042		7,481		9,191
Per capita income(1) (in U.S. dollars)		5,242		6,368		7,868		7,318		8,933
Peso / U.S. dollar exchange rate(2)		3.07		3.12		3.16		3.73		3.91

(1)	Per capita national disposable income, which is equal to gross nominal GDP less net foreign remittances and plus net transfers, divided by the country’s population.
(2)	Average rate for the period specified.
(3)	GDP figures in this table are expressed in nominal terms.
Source:  Ministry of Economy.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 1993 prices.

Composition of Real GDP by Expenditure
(in millions of pesos, at constant 1993 prices)

	2006		2007		2008		2009		2010
Consumption:
Public sector consumption	Ps.	39,365	Ps.	42,341	Ps.	45,261	Ps.	48,535	Ps.	53, 097
Private consumption		215,882		235,241		250,629		251,763		274,396
Total consumption		255,247		277,582		295,890		300,298		327,493
Gross investment		71,438		81,187		88,553		79,527		96,409
Exports of goods and services		46,242		50,446		51,030		47,761		54,734
Imports of goods and services		39,575		47,685		54,406		44,055		59,024
Net exports/(imports)		6,666		2,761		(3,376)		3,706		(4,290)
Statistical discrepancy		(2,786)		(2,360)		2,378		3,173		2,517
Real GDP	Ps.	330,565	Ps.	359,170	Ps.	383,444	Ps.	386,704	Ps.	422,130

Source: Ministry of Economy.
Composition of Real GDP by Expenditure
(as % of total real GDP, at constant 1993 prices)

	2006	2007	2008	2009	2010
Consumption:
Public sector consumption	11.9%	11.8%	11.8%	12.6%	12.6%
Private consumption	65.3	65.5	65.4	65.1	65.0
Total consumption	77.2	77.3	77.2	77.7	77.6
Gross investment	21.6	22.6	23.1	20.6	22.8
Exports of goods and services	14.0	14.0	13.3	12.4	13.0
Imports of goods and services	12.0	13.3	14.2	11.4	14.0
Net exports/(imports)	2.0	0.8	(0.9)	1.0	(1.0)
Statistical discrepancy	(0.8)	(0.7)	0.6	0.8	0.6
Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Economy.

Evolution of Real GDP by Expenditure
(% change from previous year, at constant 1993 prices)

	2006	2007	2008	2009	2010
Consumption:
Public sector consumption	5.2%	7.6%	6.9%	7.2%	9.4%
Private consumption	7.8%	9.0%	6.5%	0.5%	9.0%
Total consumption	7.4%	8.8%	6.6%	1.5%	9.1%
Gross investment	18.2%	13.6%	9.1%	(10.2)%	21.2%
Exports of goods and services	7.3%	9.1%	1.2%	(6.4)%	14.6%
Imports of goods and services	15.4%	20.5%	14.1%	(19.0)%	34%
Net exports/(imports)	(24.1)%	(58.6)%	(222.3)%	(209.8)%	(215.7)%
Statistical discrepancy	26.9%	(15.3)%	(200.7)%	33.5%	(20.7)%
Real GDP	8.5%	8.7%	6.8%	0.9%	9.2%

Source:   Ministry of Economy.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 1993 prices.

Composition of Gross Investment
(in millions of pesos, at constant 1993 prices)

	2006		2007		2008		2009		2010
Durable equipment for production:
Machinery and equipment:
National	Ps.	8,330	Ps.	9,220	Ps.	9,741	Ps.	9,527	Ps.	11,006
Imported		10,123		13,138		15,621		12,181	Ps.	17,720
Total		18,452		22,358		25,363		21,708	Ps.	28,726
Transport products:
National		3,383		3,995		4,206		3,478		4,656
Imported		5,315		6,935		9,131		6,260	Ps.	10,998
Total		8,697		10,930		13,337		9,738	Ps.	15,655
Total durable equipment for production		27,150		33,288		38,700		31,446		44,380
Construction(1)		44,289		47,899		49,853		48,081		52,029
Total gross investment	Ps.	71,438	Ps.	81,187	Ps.	88,553	Ps.	79,527	Ps.	96,409

(1)	Includes mining exploration.
Source: Ministry of Economy.

Composition of Gross Investment
(as  %  of total Gross Investment, at constant 1993 prices)

	2006	2007	2008	2009	2010
Durable equipment for production
Machinery and equipment:
National	11.7%	11.4%	11.0%	12.0%	11.4%
Imported	14.2	16.2	17.6	15.3	18.4
Total	25.8	27.5	28.6	27.3	29.8
Transport products
National	4.7	4.9	4.7	4.4	4.8
Imported	7.4	8.5	10.3	7.9	11.4
Total	12.2	13.5	15.1	12.2	16.2
Total durable equipment for production	38.0	41.0	43.7	39.5	46.0
Construction(1)	62.0	59.0	56.3	60.5	54.0
Total gross investment	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes mining exploration.
Source: Ministry of Economy.

Evolution of Gross Investment
(% change from previous year, at constant 1993 prices)

	2006	2007	2008	2009	2010
Durable equipment for production
Machinery and equipment:
National	10.8%	10.7%	5.7%	(2.2)%	15.5%
Imported	26.6	29.8	18.9	(22.0)	45.5
Total	19.0	21.2	13.4	(14.4)	32.3
Transport products
National	15.5	18.1	5.3	(17.3)	33.9
Imported	14.7	30.5	31.7	(31.4)	75.7
Total	15.0	25.7	22.0	(27.0)	60.8
Total durable equipment for production	17.7	22.6	16.3	(18.7)	41.1
Construction (1)	18.5	8.2	4.1	(3.6)	8.2
Total gross investment	18.2%	13.6%	9.1%	(10.2)%	21.2%

(1)	Includes mining exploration.
Source: Ministry of Economy.

Overview of GDP

In 2006, real GDP increased 8.5%, primarily as a result of an increase in gross investment (mainly in the construction sector), domestic private consumption and domestic public consumption (maintaining the fiscal surplus).  The increases in investment and consumption were partly offset by a reduction in net exports.

In 2007, Argentina’s real GDP grew 8.7% and completed a five-year growth period at an 8.8% annual average rate.  Real GDP growth in 2007 was mainly the result of an increase in gross investment and domestic private consumption, continuing the trend that began in 2003.  As a result of this economic performance, in 2007 the ratio of gross investment to real GDP was 22.6%, the highest ratio since 1993.

Gross investment increased in 2007 due to:

•	higher levels of capital investment;

•	increases in foreign investment;

•	higher levels of durable equipment for production, which increased 22.6% in 2007; and

•	growth in construction, which increased 8.2% in 2007.

Domestic private consumption increased in 2007 due to:

•	higher levels of employment;

•	higher salaries;

•
increases in the number of social security beneficiaries through the implementation of the Pension Inclusion Plan (Plan de Inclusión Previsional), which provided for the addition of 1.4 million new retirees into the social security system;

•	increases in the level of benefits granted to retirees; and

•	income tax modifications that increased the level of non-taxable income in the form of family allowances and special deductions, which stimulated consumption.

In 2008, its sixth year of expansion, the Argentine economy grew at a slower rate with an annual real GDP growth of 6.8% as compared to a real GDP growth of 8.7% in 2007, primarily due to the global financial crisis which began in the last quarter of 2008.  Per capita income increased 23.5% in 2008.

As in the prior years, real GDP growth in 2008 was mainly a result of an increase in gross investment and domestic private consumption.  The ratio of gross investment to real GDP was 23.1% in 2008.  In 2008, gross investment grew 9.1% as compared to 2007, mainly due to an 18.9% increase in imported machinery and equipment, which represented 18% of gross investment, and a 31.7% increase in imported transport products, which represented 10% of gross investment.

In 2009, Argentina’s real GDP increased at a significantly slower rate of 0.9% due to the effects of the global financial crisis.  Per capita income was 223.7% higher in 2009 as compared to the per capita income recorded in 2002 when Argentina was enduring the worst economic crisis in its history.  Real GDP growth in 2009 was driven primarily by:

•	a 1.5% increase in total consumption, due to a 7.2% increase in public sector consumption and a 0.5% increase in private sector consumption; and

•
a significant improvement in foreign trade, with Ps.3.7 billion of net exports of goods and services in 2009 as compared to Ps.3.4 billion of net imports of goods and services in 2008.  This change in trend was mainly due to a 19.0% decrease in imports of goods and services in 2009 as compared to 2008, partially offset by a 6.4% decrease in exports of goods and services during the same period.

These factors were partially offset by a 10.2% decline in gross investment resulting from a 3.6% decrease in construction and an 18.7% decrease in durable equipment for production.

In 2010, the economy once again experienced a rate of growth similar to that experienced in the years following the economic crisis of 2001 before the global financial crisis at the end of 2008 and into 2009, expanding by 9.2% and reaching the highest growth rate since 2005. Argentina’s real GDP growth was primarily a result of:

•	a 10.6% increase in the goods sector, representing 30.2% of real GDP during this period;

•	a 21.2% increase in gross investment, primarily due to a 41.1% increase in durable equipment for production, with construction increasing 8.2%;

•	a 9.1% increase in total consumption, due to a 9.4% increase in public sector consumption and a 9.0% increase in private sector consumption; and

•	a 14.6% increase in exports, primarily due to the recovery in foreign trade.

These factors were partially offset by a 34.0% increase in imports, driven by the expansion of economic activity, which resulted in imports exceeding exports and consequently constituting a negative contribution to growth.

The primary production sector showed the greatest increase during this period, growing by 20.8% as compared to 2009 and driven by the agriculture, livestock, fisheries and forestry sector, which expanded by 28.0% , primarily as a result of the recovery of agricultural activity following the drought experienced by Argentina during 2008-2009. The secondary production sector increased 8.3%, with manufacturing growing by 9.8%. The services sector grew 7.6%, mainly driven by trade, hotels and restaurants, which increased 12.1%, and transportation, storage and communications, which increased 10.6%.

The unemployment rate decreased from 8.4% for the fourth quarter of 2009 to 7.3% for the same period in 2010, and the underemployment rate decreased from 10.3% for the fourth quarter of 2009 to 8.4% for the same period in 2010.  The growth in employment and the reduction in underemployment applied upward pressure on the demand for goods and services and resulted in higher inflation in 2010 as compared to 2009.

During 2010, the CPI increased 10.9% and the WPI increased 14.6% as compared to 2009.

Domestic Savings and Investment

Unlike in the 1990s, in the years following the economic crisis beginning in 2001, domestic savings financed much of the domestic investment in Argentina.

The table below sets forth information for Argentina’s domestic savings and investment for the periods specified.

Domestic Savings and Investment
(in millions of pesos, at current prices)

	2006		2007		2008		2009		2010

Domestic savings	Ps.	172,947	Ps.	216,432	Ps.	276,485	Ps.	279,255	Ps.	360,031
External savings(1)		(22,233)		(19,716)		(17,068)		(36,442)		(7,146)
Total savings	Ps.	150,714	Ps.	196,716	Ps.	259,416	Ps.	242,813	Ps.	352,885
Domestic investment(2)	Ps.	152,838	Ps.	196,622	Ps.	240,486	Ps.	239,637	Ps.	317,417

(1)
A measure of the amount of funds contributed from abroad (i.e., from non-Argentine residents) for domestic investment.  A negative figure indicates the amount of funds that Argentine residents have contributed abroad in each of the years specified.

(2)	Includes gross formation of fixed capital. Does not include statistical discrepancies and change in inventories.
Source:  Ministry of Economy.

In 2006, domestic investment increased 33.9% as compared to 2005.  This growth was primarily attributable to a 37.2% increase in domestic savings, which was partially offset by a 48.0% increase in external savings of Argentine residents.  The net result was a 35.7% increase in total savings.

In 2007, domestic investment increased 28.6% as compared to 2006.  This growth was primarily attributable to a 25.1% increase in domestic savings and an 11.3% decrease in external savings of Argentine residents.  The net result was a 30.5% increase in total savings.

In 2008, domestic investment increased 22.3% as compared to 2007.  This growth was primarily attributable to a 27.7% increase in domestic savings and a 13.4% decrease in external savings of Argentine residents.  The net result was a 31.9% increase in total savings.

In 2009, domestic investment decreased 0.4% as compared to 2008.  This decrease was mainly attributable to a 113.5% increase in external savings of Argentine residents, which was partially offset by a 1.0% increase in domestic savings.  The net result was a 6.4% decrease in total savings.

In 2010, domestic investment increased 32.5% as compared to 2009. This increase was mainly attributable to an 80.4% decrease in external savings of Argentine residents and a 28.9% increase in domestic savings.  The net result was a 45.3% increase in total savings.

Principal Sectors of the Economy

The economic sectors that contribute the most to the Argentine GDP are the services and secondary production sectors.  In 2010, the services sector accounted for 62.4% of real GDP and the secondary production sector accounted for 24.2% of real GDP.

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector(1)
(in millions of pesos, at constant 1993 prices)

	2006		2007		2008(2)		2009(2)		2010(2)

Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	17,761	Ps.	19,502	Ps.	19,007	Ps.	16,028	Ps.	20,519
Mining and extractives (including petroleum and gas)		5,219		5,195		5,250		5,193		5,113
Total primary production		22,980		24,697		24,257		21,222		25,632

Secondary production:
Manufacturing		54,975		59,153		61,842		61,503		67,547
Construction		20,751		22,806		23,641		22,744		23,915
Electricity, gas and water		9,023		9,541		9,863		9,954		10,567
Total secondary production		84,749		91,501		95,346		94,201		102,029

Services:
Transportation, storage and communications		33,049		37,568		42,129		44,860		49,605
Trade, hotels and restaurants		49,666		54,964		59,287		59,237		66,425
Financial, real estate, business and rental services		58,532		63,297		69,182		71,315		75,207
Public administration, education, health, social and personal services		60,164		63,184		66,277		69,149		71,999
Total services		201,411		219,014		236,874		244,560		263,235
Plus import duties less adjustment for banking service(3)		21,425		23,959		26,967		26,721		31,342
Total real GDP	Ps.	330,565	Ps.	359,170	Ps.	383,444	Ps.	386,704	Ps.	422,130

(1)
Production amounts by sector are subject to periodic review and are adjusted to reflect new or more accurate data after the publication of Argentina’s total real GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial Information”). As a result, production amounts by sector presented elsewhere in this annual report will differ from amounts presented on this table.

(2)	Preliminary figures.
(3)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining real GDP, but include the cost of any related banking services, which are again counted in “Financial, real estate, business and rental services.” This line item adds back import duties and subtracts banking services for purposes of determining real GDP.

Source:  Ministry of Economy.

Real GDP by Sector
(as a % of real GDP, at constant 1993 prices)

	2006	2007	2008(2)	2009(2)	2010(2)
Primary production:
Agriculture, livestock, fisheries and forestry	5.4%	5.4%	5.0%	4.1%	4.9%
Mining and extractives (including petroleum and gas)	1.6	1.4	1.4	1.3	1.2
Total primary production	7.0	6.9	6.3	5.5	6.1

Secondary production:
Manufacturing	16.6	16.5	16.1	15.9	16
Construction	6.3	6.3	6.2	5.9	5.7
Electricity, gas and water	2.7	2.7	2.6	2.6	2.5
Total secondary production	25.6	25.5	24.9	24.4	24.2

Services:
Transportation, storage and communication	10.0	10.5	11.0	11.6	11.8
Trade, hotels and restaurants	15.0	15.3	15.5	15.3	15.7
Financial, real estate, business and rental services	17.7	17.6	18.0	18.4	17.8
Public administration, education, health, social and personal services	18.2	17.6	17.3	17.9	17.1
Total services	60.9	61.0	61.8	63.2	62.4
Plus import duties less adjustment for banking service(1)	6.5	6.7	7.0	6.9	7.4
Total real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining real GDP, but include the cost of any related banking services, which are again counted in “Financial, real estate, business and rental services.” This line item adds back import duties and subtracts banking services for purposes of determining real GDP.

(2)	Preliminary figures.
Source:  Ministry of Economy.

From 2006 to 2009, the increase in real GDP was driven primarily by the services sector, which grew by 21.4%, and the secondary production sector, which grew by 11.2%.  Transportation, storage and communication registered the highest growth within the services sector, and construction within the secondary production sector.  In 2008, the growth of the primary and secondary production sectors was negatively affected by the farmers’ protests and the global financial crisis.  See “—Primary Production” below.  The GDP share of each sector has not changed significantly over this period.

In 2010, real GDP increased 9.2%.  This growth was driven primarily by the services sector, which increased by 7.6%, and represented 62.4% of real GDP in this period.  As compared to 2009, the primary production sector increased 20.8% and the secondary production sector increased 8.3%.

The following table sets forth Argentina’s real GDP growth by sector for the periods specified.

Real GDP Growth by Sector
(% change from previous year, at constant 1993 prices)

	2006	2007	2008(2)	2009(2)	2010(2)
Primary production:
Agriculture, livestock, fisheries and forestry	2.6%	9.8%	(2.5)%	(15.7)%	28.0%
Mining and extractives (including petroleum and gas)	3.0	(0.5)	1.1	(1.1)	(1.5)
Total primary production	2.7	7.5	(1.8)	(12.5)	20.8

Secondary production:
Manufacturing	8.9	7.6	4.5	(0.5)	9.8
Construction	17.9	9.9	3.7	(3.8)	5.2
Electricity, gas and water	5.0	5.7	3.4	0.9	6.2
Total secondary production	10.5	8.0	4.2	(1.2)	8.3

Services:
Transportation, storage and communication	13.5	13.7	12.1	6.5	10.6
Trade, hotels and restaurants	7.9	10.7	7.9	(0.1)	12.1
Financial, real estate, business and rental services	8.2	8.1	9.3	3.1	5.5
Public administration, education, health, social and personal services	5.4	5.0	4.9	4.3	4.1
Total services	8.1	8.7	8.2	3.2	7.6
Plus import duties less adjustment for banking service(1)	10.7	11.8	12.5	(0.9)	16.9
Total real GDP	8.5%	8.7%	6.8%	0.9%	9.2%

(1)
The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining real GDP, but include the cost of any related banking services, which are again counted in “Financial, real estate, business and rental services.” This line item adds back import duties and subtracts banking services for purposes of determining real GDP.

(2)	Preliminary figures.
Source:  Ministry of Economy.

Primary Production

Agriculture, Livestock, Fisheries and Forestry

Argentina’s agriculture, livestock, fisheries and forestry sector represented 4.9% of real GDP in 2010.  Argentina is self-sufficient in virtually all agricultural and livestock products.  During the 1990s, Argentina became a major exporter of primary products, including cereals, grains, meat and fish.  From 2006 to 2010, crop production and livestock breeding on average accounted for 89.5% of this sector’s total production.  Crop production consists primarily of soy, corn and wheat.

The following tables set forth Argentina’s agriculture, livestock, forestry and fishing production and growth for the periods specified.

Agriculture, Livestock, Forestry and Fishing Production(1)
(in millions of pesos, at constant 1993 prices)

	2006		2007		2008		2009		2010

Agriculture, livestock and hunting:
Crop production	Ps.	10,687	Ps.	12,188	Ps.	11,667	Ps.	8,793	Ps.	13,298
Livestock breeding		5,132		5,252		5,311		5,557		5,234
Agricultural and livestock services, excluding veterinary services		1,084		1,221		1,165		868		1,168
Hunting and related services		9		9		10		8		9
Total agriculture, livestock, and hunting		17,265		19,037		18,523		15,601		20,046
Fishing		497		465		484		427		472
Forestry, logging and related services		352		367		369		376		336
Total sector production	Ps.	17,761	Ps.	19,502	Ps.	19,007	Ps.	16,028	Ps.	20,519

(1)
Production amounts by sector presented on this table are subject to periodic review and were adjusted to reflect new or more accurate data after publication of Argentina’s total real GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial Information”).  As a result, production amounts by sector presented on this table may differ from those presented on “Real GDP by Sector.”

Source: Ministry of Economy.

Agriculture, Livestock, Forestry and Fishing Production
(% change from the previous year, at constant 1993 prices)

	2006	2007	2008	2009	2010
Agriculture, livestock and hunting:
Crop production	0.4%	14.0%	(4.3)%	(24.6)%	51.2%
Livestock breeding	3.8	2.3	1.1	4.6	(5.8)
Agricultural and livestock services, excluding veterinary services	2.9	12.6	(4.6)	(25.5)	34.6
Hunting and related services	(1.3)	(4.0)	12.6	(17.6)	10.8
Total agriculture, livestock, and hunting	1.5	10.3	(2.7)	(15.8)	28.5
Fishing	63.5	(6.4)	4.1	(11.9)	10.8
Forestry, logging and related services	(0.4)	4.0	0.6	1.8	(10.4)
Total sector production	2.6%	9.8%	(2.5)%	(15.7)%	28.0%

Source:   Ministry of Economy.

In 2006, the sector increased 2.6% as compared to 2005, primarily as a result of a 3.8% increase in livestock breeding, a 2.9% increase in agricultural and livestock services excluding veterinary services and a 63.5% increase in fishing.  During the first quarter of 2006, the Government introduced restrictions on beef exports in order to curb domestic price increases.  As a result, beef prices stabilized, allowing the Government to replace the ban on beef exports with certain caps and quotas, which remained in effect until December 31, 2007.  See “Foreign Trade and Balance of Payments—Balance of Payments” for more information.

In 2007, the sector increased 9.8% as compared to 2006.  This increase was primarily due to a 14.0% increase in crop production resulting from increased prices for agricultural commodities.  The total growth of the sector was also affected by a small increase of 2.3% in livestock breeding, which represented 26.9% of total sector production.

Since 2007, the Government has actively sought to forestall a rise in domestic food prices and to provide for adequate supply in the domestic market by subsidizing milk, wheat, chicken, meat and corn flour among other food products and by placing price controls on products such as meat.

In 2008, the sector decreased 2.5% as compared to 2007.  This decrease was primarily a result of a 4.3% decrease in crop production due to the drought experienced by Argentina and the drop in international prices of commodities.  The total decline of this sector was partially offset by a 1.1% increase in livestock breeding, which represented 27.9% of this sector’s total production.  In August 2008, the Government announced a Ps.30.1 million subsidy to milk producers in an effort to control prices and provide for adequate supply in the domestic market.  In addition, the Government announced an increase to the agricultural subsidy program by Ps.330 million in August 2008.  The majority of the subsidies went to domestic wheat millers, poultry producers, cattle food lot operators and dairy producers in an effort to compensate for export limits and prices controls.

The farmers’ protests during the first six months of 2008 had a negative impact on Argentina’s food production and exports.  Argentina’s four leading associations of farm producers led several strikes and protests against a variable tax on cereal and grain exports, which replaced a fixed-rate tax, and resulted in an increase in the tax burden for farmers.  In the beginning of 2009, the farmers’ protests intensified again mainly due to the increased economic challenges affecting the agricultural sector as a result of the sharp decline in commodity prices and a severe drought during the second half of 2008.  On March 9, 2009, the Government issued several regulations implementing an agreement, which quelled protests.  See “Foreign Trade and Balance of Payment—Trade Regulation” for recent policies adopted by the Government.

Beginning in the second quarter of 2008 and until the first quarter of 2009, Argentina experienced its most severe drought in decades.  As a response to the drought, the Government declared an agricultural and livestock state of emergency and announced several measures to aid farmers and ease the effects of the drought on the general economy.  The drought affected the 2009 harvest and as a result, wheat production which was the most damaged, decreased from approximately 16 million tons to approximately nine million tons.

In 2009, the sector decreased 15.7% as compared to 2008 principally as a result of lower demand and prices, due to the effects of the global financial crisis, and the drought conditions. The total decline of this sector was partially offset by a 4.6% increase in livestock breeding, which represented 34.7% of this sector’s total production in 2009.

In 2010, the sector increased 28.0% as compared to 2009, primarily as a result of higher demand and prices, due in part to the recovery from the global financial crisis and more favorable climate conditions. The strong increase experienced by this sector was primarily attributable to a 51.2% increase in crop production.  The increase  was partially offset by a 5.8% decrease in livestock breeding, which represented 25.5% of this sector’s total production in 2010.

Mining and Extractives (Including Petroleum and Gas Production)

The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production.  Historically, mining activity in Argentina has represented a small part of the economy, accounting for 1.2% of real GDP in 2010.

The declining output in this sector from 2002 to 2006, despite favorable market conditions, led the Government to adopt measures that allowed producers to increase internal supply and meet export commitments.  These measures included fiscal and tariff incentives, access to adjacent areas for further hydrocarbon exploration and extraction and improved distribution and transport systems.

During 2006, the sector increased 3.0% as compared to 2005. During 2007, the mining and extractives sector decreased 0.5% as compared to 2006.  In 2008, the mining and extractives sector increased 1.1% as compared to 2007. During 2009, the mining and extractives sector decreased 1.1% as compared to 2008. In 2010, the mining and extractives sector decreased 1.5% as compared to 2009.

While previously a net exporter of oil and gas, Argentina has, since the first quarter of 2004, experienced energy shortages and power outages.  As a result, Argentina has increased its energy imports from neighboring countries.  During 2005 and 2006, Argentina reached agreements with Brazil, Bolivia and Venezuela for the purchase of natural gas and fuel oils to overcome potential shortages.

In 2007 and 2008, the Government continued to impose price controls on energy products such as gas and oil and to subsidize the energy sector in order to compensate producers for losses from price controls and to ensure adequate supply in the Argentine domestic market.  Total transfers to the energy sector were Ps.9.9 billion in 2007, Ps.19.0 billion in 2008 and Ps.17.6 billion in 2009.  For additional discussion of the oil and gas sector as it relates to current energy shortages in Argentina, see “—Electricity, Gas and Water.”

The following table shows the proven reserves of petroleum and natural gas in Argentina as of the dates specified.

Proven Reserves

	2005	2006	2007	2008	2009
Petroleum(1)	349,096	411,262	415,913	400,697	399,296
Natural gas(2)	438,951	446,156	441,974	398,529	378,820

(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.
Source:  Ministry of Economy.

Secondary Production

Manufacturing

Argentina has a diversified manufacturing sector that accounted for approximately 16.0% of real GDP from 2006 to 2010.  Food and beverages, chemical products and substances, coal and oil derivatives and nuclear combustibles are the main areas of production in the manufacturing sector.  The sector was significantly and adversely affected by the 2001 economic crisis but has shown signs of economic recovery since 2003.  This recovery is a result of increased domestic consumption and the international competitiveness of domestic products due to the devaluation of the Argentine peso and productivity-enhancing investments.  Manufacturing of industrial and agricultural origin products also contributed to exports during this period.

During 2006, the manufacturing sector grew 8.9% as compared to 2005.  This increase was driven primarily by the food and beverage sector, which grew 6.0%, and the increased production of durable consumer goods in response to higher demand and more available credit.  Domestic production of automobiles also increased as the Government enacted more stringent restrictions on Brazilian automobile imports.  In addition, the manufacturing sector registered an 8.9% increase in the production of chemical products and substances, a 21.2% increase in the motor vehicle, trailers and semi-trailers industry and a 12.7% increase in machinery and equipment production.  Increasing labor productivity drove some of the manufacturing growth during this period.

During 2007, the manufacturing sector registered growth of 7.6% as compared to 2006.  This increase was driven primarily by growth in several areas:

•	an increase of 6.1% in the food and beverage sector;

•	an increase of 17.7% in the production of motor vehicles, trailers, and semi-trailers;

•	an increase of 13.5% in the production of machinery and equipment;

•	an increase of 5.6% in the production of chemical products and substances; and

•	an increase of 11.3% in the publishing and media industry.

During 2008, the manufacturing sector increased 4.5% as compared to 2007. This increase was driven primarily by growth in several areas:

•	an increase of 5.2% in the food and beverage sector;

•	an increase of 5.7% in the production of chemical products and substances;

•	an increase of 10.7% in the publishing and media industry;

•	an increase of 8.8% in the production of common metals; and

•	an increase of 7.2% in the production of motor vehicles, trailers and semi-trailers.

This growth in 2008 was partially offset by a decrease of 3.3% in the wood, wood products and cork products (excluding furniture) sector.

During 2009, the manufacturing sector decreased 0.5% as compared to 2008. This decrease was driven primarily by contractions in the common metals sector (11.5%), the motor vehicles, trailers and semi-trailers sector (13.1%), and the coal, oil derivatives and nuclear combustibles sector (7.0%).

During 2010, the manufacturing sector showed strong signs of recovery as it grew by 9.8% as compared to 2009.  This increase was driven primarily by recoveries in the same sectors that had suffered the deepest contractions in 2009. For instance, the common metals sector (30.1%) and the motor vehicles, trailer and semi-trailers sector (53.7%).

The following tables set forth manufacturing sector production and growth for the periods specified.

Manufacturing Production by Sector(1)
(in millions of pesos, at constant 1993 prices)

	2006		2007		2008		2009		2010

Food and beverages	Ps.	13,104	Ps.	13,899	Ps.	14,627	Ps.	15,904	Ps.	17,035
Chemical products and substances		6,712		7,085		7,488		8,239		8,939
Motor vehicles, trailers and semi-trailers		3,039		3,578		3,837		3,336		5,128
Rubber and plastic products		2,696		2,936		3,015		3,250		3,607
Machinery and equipment		3,249		3,687		3,861		3,379		3,605
Coal, oil derivatives and nuclear combustibles(2)		4,058		4,256		4,162		3,872		3,602
Common metals		2,307		2,348		2,555		2,260		2,941
Publishing and media		2,478		2,758		3,053		2,791		2,936
Leather and related products		1,554		1,795		1,864		1,929		2,254
Tobacco		1,847		1,925		2,077		2,145		2,206
Metal products, excluding machinery and equipment		1,910		2,059		2,156		2,000		2,107
Paper and paper products		1,764		1,899		1,989		1,929		2,085
Non-metallic minerals		1,794		1,896		1,994		1,968		2,075
Textile products		1,641		1,804		1,657		1,596		1,834
Wood, wood products and cork products, excluding furniture: straw products and braidable materials		1,874		1,854		1,792		1,620		1,666
Electrical equipment		1,169		1,210		1,286		1.264		1.511
Wearing apparel		1,228		1.298		1,430		1,330		1,330
Furniture		1,419		1,576		1,553		1,325		1,248

Others		1,134		1,289		1,445		1,364		1,437
Overall production	Ps.	54,975	Ps.	59,153	Ps.	61,842	Ps.	61.503	Ps.	67,547

(1)
Production amounts by sector presented on this table are subject to periodic review and were adjusted to reflect new or more accurate data after publication of Argentina’s total real GDP, which is not subject to periodic review and adjustment (See “Presentation of Financial Information”). As a result, production amounts by sector presented on this table may differ from those presented on “Real GDP by Sector”.

(2)	Includes oil refining and other secondary products.
Source:  Ministry of Economy.

Manufacturing Production by Sector
(% change from previous year, at constant 1993 prices)

	2006	2007	2008	2009	2010

Food and beverages	6.0%	6.1%	5.2%	8.7%	7.1%
Chemical products and substances	8.9	5.6	5.7	10.0	8.5
Motor vehicles, trailers and semi-trailers	21.2	17.7	7.2	(13.1)	53.7
Rubber and plastic products	5.8	8.9	2.7	7.8	11.0
Machinery and equipment	12.7	13.5	4.7	(12.5)	6.7
Coal, oil derivatives and nuclear combustibles(2)	6.4	4.9	(2.2)	(7.0)	(7.0)
Common metals	12.8	1.8	8.8	(11.5)	30.1
Publishing and media	10.8	11.3	10.7	-8.6	5.2
Leather and related products	3.6	15.5	3.9	3.5	16.8
Tobacco	7.7	4.2	7.9	3.3	2.8
Metal products, excluding machinery and equipment	10.2	7.8	4.7	(7.2)	5.4
Paper and paper products	6.5	7.7	4.7	(3.0)	8.1
Non-metallic minerals	14.2	5.7	5.2	(1.3)	5.4
Textile products	4.8	9.9	(8.1)	(3.7)	14.9
Wood, wood products and cork products, excluding furniture: straw products and braidable materials	8.3	(1.1)	(3.3)	(9.6)	2.9
Electrical equipment	34.1	3.5	6.3	(1.7)	19.5
Wearing apparel	1.4	5.7	10.2	(7.0)	(0.1)
Furniture	13.6	11.1	(1.5)	(14.6)	(5.8)
Others	1.5	13.6	12.1	(5.6)	5.4
Overall production	8.9%	7.6%	4.5%	(0.5)	9.8%

(1)	Includes oil refining and other secondary products.
Source:  Ministry of Economy.

Construction

Construction activity in Argentina is primarily focused on residential projects. Historically, the construction sector has represented an important part of the economy, accounting for 5.7% of real GDP in 2010.  In 2003, the construction sector showed the first signs of recovery after the 2001-2002 economic crisis. From 2003 until 2006 the construction sector experienced a period of strong and sustained growth, increasing from 4.4% of GDP in 2003 to 6.3% of GDP in 2006. This growth was primarily due to the recovery in the demand for new construction units, which had been postponed after the crisis, but also as a result of low interest rates, global liquidity, exchange rate stability, the return of public investment and strong economic growth.  In addition, the relatively low construction costs in comparison to the selling price of finished units attracted resources to this sector.

In 2006, the construction sector grew 17.9% as compared to 2005, driven by a continuing increase in demand and relatively low domestic construction costs in comparison to the selling price of finished units.

In 2007, the construction sector accounted for 6.3% of real GDP and grew 9.9%, as compared to 2006.  This growth was primarily attributable to the continued growth of the economy, which increased private investment in residential housing and commercial development.  In addition, easier access to mortgage financing as a result of the improved economic conditions contributed to the increase in construction activity.

In 2008, the construction sector accounted for 6.2% of real GDP and grew 3.7%, as compared to 2007.  This growth was primarily attributable to the continuation of works in progress.

In 2009, the level of activity in the construction sector decreased 3.8% as compared to 2008, primarily as a result of the high level of uncertainty brought about by the global financial crisis, an increase in borrowing costs and expectations of a decrease in real estate demand.

In 2010, the construction sector grew 5.2% as compared to 2009.  This increase was mainly due to the growth of the housing sector, as a result of a more positive outlook on the domestic economy.  During this period, the construction sector represented 5.7% of real GDP.

Electricity, Gas and Water

Electricity in Argentina is produced primarily from hydroelectric sources, but additional generation comes from gas, coal and nuclear plants.  The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 2.5% of real GDP in 2010.

In March 2006, the Government terminated the water concession for the city of Buenos Aires and parts of the greater Buenos Aires area because the concessionaire, Aguas Argentinas S.A., or Aguas Argentinas, had failed to fulfill its investment obligations as required under the concession agreement.  A new State company, Agua y Saneamientos Argentinos S.A., or Agua y Saneamientos Argentinos, currently holds the water concession.  The Government owns a 90% interest in the company and the employees own the remaining 10%.

Electricity shortages and outages at factories around the country resulted in a decline in the growth of energy production in 2004.  In response to the energy crisis, the Government ordered Argentine producers of natural gas to reduce exports of natural gas to Chile.  In addition, Argentina has finished the construction of a pipeline for the transportation of gas to and from Bolivia that will increase the import/export capacity in the future. Beginning in 2012, 11.3 million cubic meters will be imported from Bolivia and the volume is expected to increase up to 27.7 million cubic meters in the future.

Electricity production increased 7.4% in 2006, 1.2% in 2007 and 5.2% in 2008, decreased 1.0% in 2009 and increased 3,7% in 2010. The following table sets forth information on Argentina’s electricity sector for the periods specified.

Principal Economic Indicators of the Electricity Sector
(in GW/hr, unless otherwise specified)

	2006	2007	2008	2009	2010
Production of electricity sector
Combined cycle	36,226	36,534	38,087	35,668	41,177
Hydroelectric(1)	38,056	37,290	36,882	40,318	40,226
Other(2)	29,533	31,119	35,476	33,307	31,981
Total generation	103,815	105,023	110,445	109,293	113,384

Consumption by economic sector
Residential	25,606	28,840	30,271	31,349	33,230	(3)
Industrial	35,987	33,578	34,056	31,060	32,924	(3)
Government	2,466	2,540	3,014	2,803	2,971	(3)
Commercial	15,322	17,527	17,973	18,205	19,298	(3)
Others	7,175	8,022	8,167	8,483	8,992	(3)
Total consumption	86,557	90,507	93,481	91,901	97,415	(3)

(1)	Combined cycle.
(2)	Includes diesel, wind, nuclear, gas, steam and solar energy.
(3)	Estimated figures.
Source:  Ministry of Economy.

The Government has secured increased energy supply through pre-existing agreements with Brazil, Bolivia, and Venezuela to import energy, including diesel fuel and natural gas.

The Government has also taken various measures to address energy issues, including the following:

•
in 2006, the Government introduced a regime designed to promote investment in oil and gas exploration and production, which included fiscal benefits to companies that invested in gas exploration and production;

•
in 2006, the Patagonic Pipeline, a 600-kilometer natural gas pipeline was completed.  The pipeline links the vicinity of the city of Comodoro Rivadavia, in the San Jorge gulf basin, to the Cordillerano pipeline, in the vicinity of the city of Esquel;

•
in 2007 and 2008, the Government announced various initiatives to improve the energy supply, including plans to construct several thermoelectric power plants, purchase additional generators as part of its nuclear plan, and construct additional gas pipelines;

•
in 2009, the National Commission of Atomic Energy (Comisión Nacional de Energía Atómica), or “CNEA,” continued to foster research activities relating to the design, construction, assembly and operation of nuclear reactors, such as project CAREM (Central Argentina de Reactor Modular), and of the Atucha I, Atucha II and Embalse Rio III nuclear plants;

•
a bid process for the construction of the first three phases of the Gasoducto del Noroeste Argentino is currently underway. The Gasoducto del Noroeste Argentino, which will connect the Argentine provinces of Salta, Formosa, Chaco, Misiones and Santa Fe with the pipeline for the transportation of gas from Bolivia, will be capable of transporting a daily capacity of 11 million cubic meters of natural gas, and supplying 1.5 million inhabitants of the Argentine Northwestern Region (Región Noroeste Argentino); and

•
the construction of a 470MW combined cycle power plant in the city of Pilar, Province of Cordoba, which is valued at Ps.1.8 billion. The construction of the open cycle phase, which involves two turbines that can generate 320MW, was finished in August 2010. The closed cycle phase is currently underway.

See “Public Sector Finances—Infrastructure Development.”

In order to further address energy shortages in 2007 and 2008, the Government implemented measures such as rationing, introducing daylight savings time and improving the energy efficiency of public buildings.  These energy shortages forced the Government to suspend contractual shipments of natural gas to Chile during peak usage periods.  The Government also controls energy pricing by regulating tariffs that can be charged by energy companies.  The Government compensates energy companies for losses incurred as a result of sales in the domestic market at controlled prices in light of the costs incurred in purchasing natural gas and fuel oil abroad by granting subsidies. The Government placed limits on energy exports to control pricing and ensure supply in the Argentine domestic market.  The Government also allowed increases in rates during 2008 and reduced subsidies.  In 2009, energy demand lessened and the Government implemented new standard rates on September 30, 2009. As of August 1, 2010, a new electricity rate schedule is in force.

The recovery of the energy sector will depend significantly on the ability of private utility companies to invest in production-generating activities.  Recovery will also be tied to the contribution of the Government’s state-owned energy company, ENARSA.

In 2004, the Government created ENARSA to stimulate increased investment in oil and gas transportation, exploration and production, as the majority of private companies operating in the energy sector had limited investment capability. The Government holds a 97% equity interest in ENARSA, while provincial governments hold the remaining 3%.

The electricity, gas and water sector grew 5.0% in 2006, 5.7% in 2007, 3.4% in 2008, 0.9% in 2009 and 6.2% in 2010.  Fuel and Energy exports increased 9.3% in 2006, decreased 11.4% in 2007, increased 15.6% in 2008, decreased 19.5% in 2009 and increased 1.2% in 2010. Fuel and Energy exports depend on domestic consumption and the resulting availability of resources to export.

The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and Imports of Fuel and Energy

	2006	2007	2008	2009	2010

Total FOB exports	46,546	55,780	70,021	55,669	68,134
Fuel and energy (in millions of U.S. dollars)	7,813	6,919	7,996	6,438	6,515
As a % of total FOB exports	16.8%	12.4%	11.4%	11.6%	9.6%
Change from previous year	9.3%	(11.4)%	15.6%	(19.5)%	1.2%

Total CIF imports	34,151	44,707	57,423	38,781	56,502
Fuel and energy (in millions of U.S. dollars)	1,730	2,845	4,334	2,626	4,474
As a % of total CIF imports	5.1%	6.4%	7.5%	6.8%	7.9%
Change from previous year	12.0%	64.5%	52.3%	(39.4)%	70.4%

Source:   Ministry of Economy.

Services

The following tables set forth the composition and growth of the service sector for the periods specified.

Composition of Service Sector
(in millions of pesos, at constant 1993 prices)

	2006		2007		2008		2009		2010

Wholesale and retail trade and repairs	Ps.	41,587	Ps.	46,219	Ps.	49,870	Ps.	49.751	Ps.	56.245
Real estate, business and rental services		43,959		46,018		48,902		50,878		52,982
Transportation, storage and communication services		33,049		37,568		42,129		44,860		49,605
Education & Social and health services		25.749		26.996		28.223		29.426		30.778
Other community, social and personal services		18,854		20,054		21,296		22,114		22,735
Financial services		14,573		17,280		20,279		20,436		22,225
Public administration		15,561		16,134		16,758		17,609		18,486
Hotels and restaurants		8,079		8,745		9,417		9,486		10,180
Total	Ps.	201,411	Ps.	219,014	Ps.	236,874	Ps.	244,560	Ps.	263,235

Source:   Ministry of Economy.

Growth of Service Sector
(% change from prior year, at constant 1993 prices)

	2006	2007	2008	2009	2010
Wholesale and retail trade and repairs	8.0%	11.1%	7.9%	(0.2)%	13.1%
Real estate, business and rental services	4.2	4.7	6.3	4.0	4.1
Transportation, storage and communication services	13.5	13.7	12.1	6.5	10.6
Education & Social and health services	4.3	4.8	4.5	4.3	4.6
Other community, social and personal services	7.7	6.4	6.2	3.8	2.8
Financial services	22.1	18.6	17.4	0.8	8.8
Public administration	4.5	3.7	3.9	5.1	5.0
Hotels and restaurants	7.3	8.2	7.7	0.7	7.3
Total	8.1%	8.7%	8.2%	3.2%	7.6%

Source:   Ministry of Economy.

The services sector represents the largest portion of the Argentine economy, accounting for 60.9% of annual real GDP in 2006, 61.0% of annual real GDP in 2007, 61.8% of annual real GDP in 2008, 63.2% of annual real GDP in 2009 and 62.4% of annual real GDP in 2010.  The growth in the service sector from 2006 to 2010 was mainly driven by the wholesale and retail trade and repairs sector, the real estate, business and rental services sector and the transportation, storage and communications sector.  In addition, the growth of the financial sector (with the exception of late 2008 through 2009, during which period the growth in the financial sector slowed significantly due to the global financial crisis) has primarily been caused by a return to normal levels of financial activity following a significant contraction during the economic crisis of 2001 and 2002.

During 2009, the services sector continued to grow but at a lower rate than in 2008.  In 2009, this sector grew at a rate of 3.2% mainly driven by growth in the transportation, storage and communications sector and the other community, social and personal services sector.  In 2009, the services sector was the only sector that contributed positively to GDP growth, and since the other sectors of the economy contracted during 2009, the services sector increased as a percent of GDP from 61.8% in 2008 to 63.2% in 2009.

In 2010, the services sector grew by 7.6% as compared to 2009.  This increase was prompted by growth in all of its sub-sectors, mainly the commerce, hotels and restaurants sector due to higher levels of activity and improvements in tourism.

Telecommunications

The table below reflects certain information regarding the telecommunications sector.

Summary of Telecommunications Sector
(in thousands of lines)

	As of December 31,
	2006	2007	2008	2009	2010
Lines:
Fixed wire(1)	8,643	8,886	9,016	9,155	9,367
Cellular(2)	31,510	40,402	46,509	52,483	56,725
Public phones	156	143	156	139	140
Total lines	40,309	49,430	55,681	61,777	66,232

(1)	Lines in service.
(2)	Telephones in service.
Source:  Ministry of Federal Planning, Public Investment and Services.

The telecommunications sector has grown in terms of total number of lines each year since 2001.  Much of this growth has been caused by increased usage of cellular phone lines, which have become increasingly common in Argentina.  In 2003, cellular phone lines surpassed the number of fixed wire lines for the first time.  From 2005 to 2008, the number of cellular phone lines increased substantially, primarily as a result of an increase in the availability of new cellular phone plans at a reduced cost and the overall improvement in consumers’ purchasing power.  The number of public phone lines and fixed wire lines has remained relatively unchanged since 2001. In 2009 and 2010, the number of cellular phone lines continued to increase, although at lower rates than in previous years.

Employment and Labor

Unemployment and Underemployment

The Instituto Nacional de Estadísticas y Censos, or “INDEC,” Argentina’s statistical institute, prepares a series of indexes used to measure the social, demographic and economic characteristics of the Argentine population based on data collected in the Permanent Household Survey (Encuesta Permanente de Hogares), or “EPH.”  Certain analysts have recently objected to the unemployment data published by INDEC.  Private analysts and non-governmental sources may publish unemployment estimates, which may differ significantly from that published by INDEC.  The Government utilizes and relies on INDEC unemployment data.  During 2009, the labor market was negatively impacted by the slowdown in the growth of the economy and the deterioration of the macroeconomic outlook.  The unemployment rate was 8.4% during the fourth quarter of 2009 as compared to 7.3% during the fourth quarter of 2008.

In 2010, the labor market reflected the recovery in economic activity. The unemployment rate decreased to 7.3% during the fourth quarter of 2010, as compared to 8.4% during the same period in 2009. The employment rate remained around 42.4% during the fourth quarter of 2010, which was the same as during the same period in 2009.

In January 2002, the Government implemented the Heads of Households Program (Plan Jefes y Jefas de Hogar), designed to replace the previously existing Plan Trabajar. Under the Heads of Households Program, unemployed heads of households with one or more children under the age of 18 or with disabled persons of any age in the family unit receive Ps.150 per month in exchange for at least four hours of service in certain community service and other public works projects.  Persons receiving benefits under the Heads of Households program are accounted for as employed persons in the Government’s employment statistics, including in the tables presented below. During the first three months of 2002, there were approximately 1.4 million beneficiaries in this program.  As unemployment decreased, the number of beneficiaries declined.  By December 2010, there were 15,111 beneficiaries in the program, a 96.4% reduction as compared to August 2009, when beneficiaries amounted to 418,000. This decrease was primarily due to the effect of the beneficiaries being afforded the possibility to opt for a new program called “More and Better Jobs” (Más y Mejor Empleo), which option was later extended to the “Training and Employment Insurance” (Seguro de Capacitación y Empleo) and the “Families for Social Inclusion Program” (Programa Familias por la Inclusión Social).

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

	Fourth Quarter of
	2006	2007	2008	2009	2010
Greater Buenos Aires area:
Labor force rate(2)	48.3%	47.5%	48.2%	49.0%	48.3%
Employment rate(3)	43.6	43.8	44.5	44.6	44.4
Unemployment rate(4)	9.8	7.7	7.7	9.1	8.0
Underemployment rate(5)	12.2	9.9	10.3	11.6	9.0

Major interior cities:(1)
Labor force rate(2)	43.5	43.3	43.6	43.3	43.0
Employment rate(3)	40.4	40.2	40.6	40.1	40.2
Unemployment rate(4)	7.3	7.2	6.9	7.5	6.4
Underemployment rate(5)	9.2	8.1	7.7	8.6	7.5

Total urban:
Labor force rate(2)	46.1	45.6	46.0	46.3	45.8
Employment rate(3)	42.1	42.1	42.6	42.4	42.4
Unemployment rate(4)	8.7	7.5	7.3	8.4	7.3
Underemployment rate(5)	10.8%	9.1%	9.1%	10.3%	8.4%

(1)
Figures are based on 28 major cities. The current methodology to measure EPH is applied to every major city except Rawson - Trelew, San Nicolás -Villa Constitución and Viedma - Carmen de Patagones, which are still being measured through the old methodology because of resource constraints of the cities in the interior.

(2)
The labor force consists of the sum of the population that has worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

(3)	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
(4)	Unemployed population as a percentage of the labor force.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
Source:  Ministry of Economy.

The Informal Economy

Argentina has an informal economy composed primarily of employees not registered with Argentina’s social security system working in legitimate businesses and to a lesser degree in unregistered businesses.  Because of its nature, the informal economy is difficult to track through statistical information or other reliable data.

A second and more modest segment of Argentina’s informal sector consists of economic activities that take place outside the formal economy or official norms for economic transactions.  These include small businesses, usually individual or family initiatives, which produce and exchange legal goods and services.  However, these businesses may not have the appropriate business permits, report tax liability, comply with labor regulations or possess legal guarantees for suppliers and end users.  As the economy has improved since the economic crisis in 2001 and 2002, the Government believes that this segment of the informal sector has decreased.

In 2010, the informal economy decreased to 33.7% as compared to 36.1% in 2009.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies(1)
(as a percentage of total)

	Three months ended December 31,
	2006	2007	2008	2009	2010

Formal	57.1%	60.7%	62.2%	63.9%	66.3%
Informal	42.9	39.3	37.8	36.1	33.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.
Source:  INDEC.

Composition of Employment

In 2010, the economy experienced job growth of 4.0%  as compared to 2009 in the services sector, driven by the creation of jobs in the wholesale and retail trade and repairs, real estate, business and rental services sectors, and in the public administration, education, health, social and personal services sector.

The services sector employs the majority of the Argentine labor force (approximately 72.5% as of December 31, 2010), followed by secondary production (approximately 22.0% of the labor force as of December 31, 2010) and the primary production (approximately 5.4% of the labor force as of December 31, 2010).

The following table sets forth employment figures by sector for the periods specified.

Employment
(% by sector)

	2006	2007	2008	2009	2010

Primary production:
Agriculture, livestock, fisheries and forestry	5.2%	5.0%	4.9%	4.8%	4.7%
Mining and extractives (including petroleum and gas)	0.6	0.7	0.7	0.7	0.7
Total primary production	5.8	5.7	5.6	5.5	5.4

Secondary production:
Manufacturing	17.3	17.0	16.8	16.3	15.9
Construction	5.7	6.1	5.9	5.4	5.4
Electricity, gas and water	0.8	0.8	0.8	0.8	0.8
Total secondary production	23.9	23.9	23.4	22.5	22.0

Services:
Transportation, storage and communication	6.6	6.6	6.7	6.8	6.7
Trade, hotels and restaurants	17.4	17.6	18.0	18.2	18.4
Financial, real estate, business and rental services	13.1	13.7	13.8	13.3	13.5
Public administration, education, health, social and personal services	32.8	32.3	32.2	33.6	33.9
Total services	69.9	70.1	70.8	71.9	72.5

Other	0.4	0.3	0.2	0.1	0.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source:  Ministry of Economy, based on information provided by INDEC.

Labor Regulation

During the 1990s, the Government implemented several labor reform packages designed to increase the flexibility of Argentina’s labor market and the collective bargaining process.  The Government sought to remove regulations that inhibited employers’ ability to adjust their workforce to economic conditions.  Important initiatives in this regard included the removal of regulations that required long-term employment contracts and severance payments.

In order to curtail rising unemployment during the economic crisis, the Government doubled severance payments for workers laid off during the period immediately following the enactment of the Public Emergency Law.  In January 2005, it reduced severance payments to 180.0% of their pre-emergency level.  In December 2005, the Government further reduced severance payments to 150.0% of their pre-emergency level.  With unemployment below 10.0% since March 2007, severance payments have returned to their pre-emergency levels.

From 2006 to 2010 the Government adopted measures directed to benefit employees including, among others:

•	a 20.0% increase in social security benefit for employees in 2007;

•	the implementation of an unemployment compensation program for workers dismissed without just cause;

•	a minimum wage increase for the private and public sectors;

•	a single payment of Ps.150 to the beneficiaries of the Heads of Households Program;

•
a single payment of Ps.150 to Ps.200 to the beneficiaries of the Families Plan (Plan Nacional Familias), depending on factors such as the number of children (younger than 19 years of age), disabled individuals in the family unit (with no age limit) and pregnant women under the care of the beneficiary;

•	a single payment of Ps.200 to the workers of the private sector that are paid the minimum wage;

•	an increase to Ps.170 of the annual school support (Originación por Ayuda Escolar);

•	an increase of 35% in the amount of pre-natal and child with disability support (originación por hijo pre-natal o con discapacidad);

•	public sector job training for Heads of Households Program beneficiaries and for Community Employment Program workers;

•
implementation of the Tools for Work program (herramientas por trabajo) that provides unemployed Heads of Households Program beneficiaries with funds to purchase tools and materials and with technical assistance to develop their projects.

•
Single Payment – Unemployment Insurance (Pago Único – Seguro por Desempleo), whereby unemployment insurance beneficiaries are entitled to receive twice their remaining unemployment insurance installments in a single payment, along with technical assistance, to develop a new business;

•
implementation of the Local Development Employment Program whereby unemployed persons who are 18 years old or more and do not benefit from other federal, provincial or local assistance or from unemployment insurance are entitled to receive Ps.250 per month; and

•
implementation of the Community Employment Program whereby underqualified workers who are 16 years old or older are entitled to receive a payment of Ps.150 per month in exchange for assisting in a project run by one of the authorized participating entities. Beneficiaries of this plan are not entitled to receive any other government social assistance.

Labor unions exercise significant influence in the collective bargaining process.  Both local and federal unions have staged various strikes in recent years to protest high unemployment and labor reforms.  Strikes and demonstrations from 2005 to 2010 had brief but significant impacts on transportation, and succeeded in bringing production in various sectors of the economy to a temporary halt, in most cases for periods of only a few days.   In 2008, Argentina experienced significant strikes led by farmers. See “—Primary Production.”

In addition to formal labor unions, organized committees of picketers called piqueteros have participated in street demonstrations and strikes since before the resignation of President de la Rúa, which was provoked in part by the street demonstrations that included piqueteros.  They have successfully blocked transportation arteries in and out of the city of Buenos Aires and elsewhere in the country since they became a presence in 2001.  The piqueteros continue to employ similar strategies to make demands of the Government with respect to labor reform proposals and other social measures.

At present, the piqueteros work in more isolated groups than the broader movement that arose to protest President de la Rúa’s policies.  From 2006 to 2010, the government maintained discussions with representatives of the piqueteros, and as a result of the economic recovery, the increase in average real monthly wages and the reduction in unemployment, piqueteros’ activities declined.

For a discussion of certain labor reforms, see “—Poverty and Income Distribution” below.

Wages and Labor Productivity

The Ministry of Employment and Social Security sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation.  The minimum wage was adjusted two times in 2008, increasing 26.5% in the aggregate from Ps.980 per month in December 2007 to Ps.1,240 per month in December 2008.  The minimum wage was increased to Ps.1,400 in August 2009, to Ps.1,440 in October 2009, to Ps.1,500 in January 2010 and to Ps.1,740 in August 2010. The latest increase took place in January 2011, when the minimum wage was increased to Ps. 1,840.

Average monthly minimum nominal wage increased:

•	25.1% in 2006;

•	23.6% in 2007;

•	25.2% in 2008;

•	22.5% in 2009; and

•	21.5% in 2010

From 2006 to 2010, the most significant increase in average wages was in the mining and extractives sector, where wages increased by 257.8%.  In 2010, average wages increased 28.5% as compared to 2009.  Leading this wage increase was the manufacturing sector, with wages increasing by an average of 29.6% due to negotiations between the employers, worker unions and representatives of the government.  For more information, see “Balance of Payments.”

In 2010, nominal wages increased 26.3%, with a 29.3% increase in the formal private sector, a 23.2% increase in the informal private sector and a 21.8% increase in the public sector. These increases were greater than the corresponding 10.9% increase in the CPI for the same period.

The following table provides the average monthly nominal wage, by sector, for the years specified.

Average Monthly Nominal Wage by Sector
(in current pesos)

	2006		2007		2008		2009		2010
Goods:
Agriculture, livestock, fisheries and forestry	Ps.	2,567	Ps.	2,842	Ps.	3,211	Ps.	3,504	Ps.	4,346
Mining and extractives (including petroleum and gas)		5,341		6,574		8,814		10,939		13,767
Manufacturing		2,204		2,663		3,381		4,029		5,220
Construction		1,329		1,696		2,253		2,656		3,280
Electricity, gas and water		3,446		4,207		5,426		6,919		8,553
Total goods		2,541		3,051		3,860		4,595		5,867

Services:
Transportation, storage and communication		2,276		2,750		3,498		4,290		5.441
Trade, hotels and restaurants		1,318		1,584		2,038		2,435		3.053
Financial, real estate, business and rental services		2,428		2,889		3,738		4,621		5.751
Public administration, education, health, social and personal services		1,582		1,953		2,509		3,095		3.749
Total services		1,814		2,194		2,822		3,461		4.287

Other		828		1,014		1,401		1,939		2.689

Total	Ps.	1,727	Ps.	2,086	Ps.	2,694	Ps.	3,332	Ps.	4.281

Source:  Ministry of Economy, based on information provided by INDEC.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified.

Average Monthly Minimum Nominal Wage
(in current pesos)

As of December 31,	Average Monthly Minimum Wage		Average Cost of Basic Basket (1)		Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)

2006	Ps.	694	Ps.	862	80.5%
2007		858		934	91.9
2008		1,075		976	110.1
2009		1,317		1,020	129.1
2010		1,600		1,178	135.9

(1)
Average cost of a basket of essential goods and services for a “reference” family used to measure the poverty line. A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.

Source: Ministry of Employment and Social Security and Ministry of Economy.

The following table provides the percentage change in the nominal wage of Argentine employees for the years specified.

	Nominal Wage

	(% change from prior year)
	Private Sector		Public
	Formal	Informal	Sector	Total
December 2006	19.4	20.6	16.3	18.9
December 2007	20.0	24.1	28.4	22.7
December 2008	18.6	37.5	21.2	22.4
December 2009	17.3	21.5	11.4	16.7
December 2010	29.3%	23.2%	21.8%	26.3%

Source:  Ministry of Economy.

Poverty and Income Distribution

In the second half of 2010, 9.9% of the population (as compared to 13.2% in the same period of 2009) and 6.8% of households (as compared to 9.0% in the same period of 2009) in 31 urban centers (including Buenos Aires) lived below the poverty line.

Until 2001, assessments of national poverty levels were based primarily on figures for the greater Buenos Aires area. Beginning in 2001, the Government began to collect poverty statistics for other urban centers in addition to the greater Buenos Aires area.  Additionally, in 2003, the Government changed the frequency of calculating national poverty levels from a semi-annual spot analysis conducted in May and October to a constant analysis, with results published on a quarterly basis.  Beginning at that time, the Permanent Household Survey (Encuesta Permanente de Hogares) began to collect data on a continual basis. Such survey uses four observation points, resulting in the gathering of quarterly data, with a view to providing information relating to the workforce in each relevant area. With such methodology the Government also provides quarterly information relating to poverty.

Poverty estimates depend on the relevant methodologies used to calculate poverty levels.  There are a number of differences between the methods used by Argentina and the methods used by other countries, including other MERCOSUR members.  In particular, poverty estimates depend, in part, on inflation estimates.  Because estimates regarding inflation in Argentina may differ in material ways, poverty estimates may also differ significantly.  In addition, the Government utilizes and relies on INDEC poverty data, which may differ from poverty data published by other sources.  See “Certain Defined Terms and Conventions—Presentation of Financial Information” and “Monetary System—Inflation.”

In the third quarter of 2007, for administrative reasons, no data was available for the Province of Buenos Aires. As a result, figures for 2007 were estimated based on the period running from October 2007 to March 2008.  The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual.  “Essential goods and services” in the basket that the Government has subsidized include natural gas, electricity, bus transportation and suburban and urban mass transportation, rail transportation, subway transportation, fuel and education.  The method currently in use by Argentina for measuring poverty was adopted early in the 1990s.  The prices of the basket were initially valued in 1985, and since that date, the monetary value of the items has been updated on a monthly basis by applying the changes in the CPI for the greater Buenos Aires area. It does not necessarily reflect actual market prices of goods and services.

Historically, the Government has undertaken various measures to address unemployment, which is a principal cause of poverty in Argentina.  Although these measures have provided additional employment opportunities (approximately 4.9 million additional jobs between 2003 and 2009), many of the new jobs offered are on a part-time basis, at low pay and without health and other benefits.

In addition, from 2006 to 2010, the Government increased spending on poverty reduction programs, including the following social welfare programs:

•	Plan Manos a la Obra (Hands to Work Program), which provides food to people in need and community development assistance;

•
Plan Nacional de Seguridad Alimentaria (National Food Security Program), which provides food to vulnerable families and facilitates food production by families and benefits providers, among other things;

•	Plan Nacer (Newborn Plan), which provides medical attention to pregnant women and children until the age of 6;

•	Plan Remediar (Remedy Plan), which provides essential medicine to Primary Care Centers and implements development and human resources training programs at the provincial level;

•	Plan Mayores (Seniors’ Plan), which provides stipends for individuals over 70 years of age and mothers of seven or more children, lacking a pension;

•
Plan Jefes y Jefas de Hogar (Heads of Households Program), implemented by the Duhalde administration and described above under “—Employment and Labor—Unemployment and Underemployment,” which provides Ps.150 per month to certain unemployed heads of households;

•
Programa Familias por la Inclusión Social (Families for Social Inclusion Program), which is a revised version of the Programa Ingreso para el Desarrollo Humano (Income for Human Development Program) created in 2003, and which provides a variable monthly payment to beneficiaries of the Heads of Households Program who are in a situation of poverty and have 3 or more children under the age of 19. The monthly payment is not considered salary and varies depending upon the number of children within the family unit. School support and workshops that promote family and community development, as well as professional and educational assistance, are also a part of the program; and

•
Programa Más y Mejor Empleo (More and Better Jobs Program), which promotes the creation of genuine jobs and other social inclusion policies for the unemployed.  The Seguro de Capacitación y Empleo (Training and Employment Insurance) has also been implemented for this purpose.

Since 2007, President Fernández de Kirchner has continued these programs and has undertaken new measures to reduce poverty, including:

•
Plan de Inclusión Previsional (Pension Inclusion Plan), which increases the number of social security beneficiaries by providing for the addition of 1.4 million new retirees into the social security system;

•	Plan Argentina Trabaja (Argentine Jobs Program), which pays for 150,000 jobs through cooperatives;

•
Asignación Universal por Hijo (Universal Child Allowance), through which ANSES provides a monthly pension of Ps.220 per child under the age of 18, or Ps.880 per disabled person of any age, in each case under the care of domestic services employees, non-registered employees and the unemployed;

•	increases in the level of benefits granted to retirees;

•
Plan Nacional Familias (Families Plan), which is a program that provides monthly payments that vary depending on factors such as the number of children (younger than 19 years of age), disabled individuals in the family unit (there is no age limit) and pregnant women living in the household; and

•
Programa “Seguro de Capacitación y Empleo” (Training and Employment Insurance), which provides support to unemployed individuals by providing beneficiaries with a monthly payment of Ps. 225 and access to education, labor orientation and training. It also provides support for individuals to finish primary and secondary school.

Some of the beneficiaries of the Heads of Household Program, in a situation defined as “of high vulnerability”, were switched to the Familias por la Inclusión Social (Families for Social Inclusion) program. Other beneficiaries who actively look for a formal job receive employment and training insurance.

The following table sets forth the poverty levels in Argentina:

Poverty (1)
(% of population)

Second half of	Households	Population
2006	19.2%	26.9%
2007(2)	14.0	20.6
2008	10.1	15.3
2009	9.0	13.2
2010	6.8%	9.9%

(1)
The poverty line is based on the estimated cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 59 that earned less than Ps.317.10 per month during December 2008 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 5 and 8) that earned in total less than Ps.1,077.39 per month during December 2009 lived below the poverty line.

(2)	Information for the period between October 2007 and March 2008.
Source:  Ministry of Economy.

From 2006 to 2009, the top 10% of the population in Argentina accounted for almost one-third of total national income, while the top 20% accounted for almost half of total national income.  In the fourth quarter of 2010, the top 10% of the population in Argentina accounted for 28.7% of total national income and the top 20% of the population accounted for 45.7% of total national income.  The table below sets forth figures on the distribution of income as of the dates specified.

Evolution of Income Distribution
(% of total national income)

	Fourth Quarter of
Income group	2006	2007	2008	2009	2010
Lowest 40%	13.0%	13.2%	13.5%	13.3%	15.3%
Next 20%	14.4	14.5	15.1	15.3	15.6
Next 20%	21.5	21.9	22.5	23.2	23.5
Highest 20%	51.1	50.3	49.0	48.2	45.7
Highest 10%	34.8%	33.9%	32.1%	31.2%	28.7%

Source:  Ministry of Economy.

Role of the State in the Economy

State Involvement in the Economy

Argentina’s privatization program during the 1990s was extensive.  In total, more than 81 public sector enterprises were privatized, in whole or in part, from 1989 through 2002.  The privatized companies included ENTEL (the national telecommunications company), Gas del Estado (the national natural gas company), SEGBA (the electricity company serving the Buenos Aires area), Yacimientos Petrolíferos Fiscales (YPF) (the national oil company), Aerolíneas Argentinas (the national airline) and Banco Hipotecario Nacional (the national mortgage bank).  The majority of these privatizations took place during the first half of the 1990s.  The privatization program significantly reduced public sector employment during the early 1990s, which resulted in substantial public sector savings but also contributed to higher unemployment.

Since the crisis of 2001 to 2002, the Government has reassessed the ambitious program to liberalize and deregulate the economy that was implemented during the 1990s when the Government privatized the majority of state-owned enterprises, transferred to private sector management many public services, liberalized trade, removed Government controls, simplified regulations and reduced the size of the public sector.  From 2004 to 2010, the Government identified areas where it intended to increase and improve State regulation, supervision and involvement.  Initiatives in this regard included:

•	the reversal, through the revocation of the concession under which it previously operated, of the privatization of Argentina’s postal service (Correo Argentino S.A.);

•	the creation of a national airline (Líneas Aéreas Federales S.A.);

•
the creation of a State-owned energy company, ENARSA, in response to the energy crisis.  The purpose of the new company is increasing investment in oil and gas exploration and expanding Argentina’s gas pipeline system;

•	the reversal, through the revocation of the concession granted to Thales Spectrum, under which that company administered the airwaves in Argentina;

•	increased regulation of utility companies, including a continued Government-imposed freeze on utility rates;

•	the revocation of Aguas Argentinas’ water concession for the city of Buenos Aires and parts of the greater Buenos Aires area;

•	the revocation of Transportes Metropolitanos General San Martin S.A.’s railway operation concession; and

•	the creation of certain restrictions on capital transfers and other monetary transactions. For a discussion of these restrictions. See “Monetary System—Regulation of the Financial Sector.”

President Fernández de Kirchner has continued these policies and has undertaken new initiatives including:

•	continued price controls on transportation and agricultural and energy products. See “The Argentine Economy—Primary Production;”

•	placement of tariffs on agricultural products. See “Foreign Trade and Balance of Payments—Balance of Payments;”

•	granting of subsidies to the energy and transportation sectors. See “Public Sector Finances—National Public Accounts;” and

•	export regulations. See “Foreign Trade and Balance of Payments—Balance of Payments.”

In December 2008, Congress approved a law, providing that the shares of stock of Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”), Austral Líneas Aéreas Cielos del Sur S.A. (“Austral”) and their controlled companies Optar S.A., Jet Paq S.A. and Aerohandling S.A. were declared of public interest and subject to expropriation.  Congress approved this law to guarantee the continuity and safety of the public service of commercial air transportation for passengers, mail and cargo, the protection of jobs and the safeguarding of the assets of these companies.

The Attorney General of the Treasury’s Office (Procuración del Tesoro de la Nación) filed a claim for expropriation in February 2009 against Interinvest Sociedad Anónima (“Interinvest”), the controlling shareholder of Aerolíneas Argentinas and Austral.  In March 2009, Interinvest answered the complaint.  Upon request of the Attorney General of the Treasury’s Office, in February 2010 the evidence production phase of the proceedings commenced.

In connection with the valuation of these companies, the National Valuation Tribunal (Tribunal de Tasaciones de la Nación), based on the guidelines of the Argentine Expropriation Law, estimated that Aerolíneas Argentinas, Austral and their controlled companies have a negative value equal to approximately U.S.$949.5 million.

Concessions

After the devaluation of the peso in 2002, the Government issued a decree requiring the Ministry of Economy to renegotiate public services concession contracts through the authority of the Commission for the Renegotiation of Contracts for Public Works and Services (the “Commission”) established pursuant to such decree.  The role of the Commission comprises the renegotiation of the concession contracts in order to establish new tariff structures for the public services involved, the improvement of those services and the increase of their security and profits.  During the first phase of the renegotiations, out of the 61 total public service concession entities, 58 were required to present reports to the Commission to allow the Commission to evaluate the status of each concession.  The three remaining public service concessions, Correo Argentino S.A. (Argentina’s postal service), Thales Spectrum (the company that administered Argentina’s airwaves) and Transportes Metropolitanos General San Martín S.A. (the company that operated the San Martín, Roca and Belgrano railways), were revoked.

After the postal service concession was revoked, the Government created a new company, Correo Oficial de la República Argentina S.A., in order to preserve the service.  Thereafter, the Government initiated an international public bidding process to privatize the postal service and set a term for its implementation, which expired on July 31, 2009.  As of September 2011, the postal service is expected to remain a public service.

In September 2005, Suez, the French company that controlled and operated Aguas Argentinas, the company that provided water services to the city of Buenos Aires and parts of the greater Buenos Aires area, announced its withdrawal from Aguas Argentinas.  In March 2006, the Government revoked Aguas Argentinas’ concession and created Agua y Saneamientos Argentinos to provide water services.

After revoking the transportation service concession of Transportes Metropolitanos General San Martín S.A. in July 2006 the Government committed itself to hold a public bidding process for the privatization of that service.  While the public bidding process is pending, the Secretary of Transportation has the authority to provide the transportation services.

Several arbitration proceedings relating to public utilities have been brought before the ICSID by foreign investors that invested in Argentine utilities during the privatizations of the 1990s.  For additional discussion of ICSID arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Infrastructure

Starting with President Kirchner’s administration, the Government has undertaken several projects to improve Argentina’s aging infrastructure and to stimulate economic growth.  President Fernández de Kirchner has also undertaken infrastructure development in areas such as transportation and energy.  See “Public Sector Finances—Composition of Public Expenditures” and “Public Sector Finances—Infrastructure Development.”

Environment

During the past ten years Argentina has initiated various measures to regulate, monitor and improve environmental standards.  The majority of these measures require industrial companies to meet more stringent safety standards.  The Government required purchasers of state-owned entities pursuant to its privatization efforts to comply with certain environmental standards.  Nevertheless, monitoring and enforcement efforts lagged behind changes to regulations.  Argentina is a member of the Kyoto Protocol to curb greenhouse gas emissions and hosted a conference of the Kyoto Protocol signatories in Buenos Aires in 1998.

Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include the following:

•	Law No. 25,670, which was enacted in 2002, established the maximum limits for the pollutant PCB;

•
Law No. 25,675, which was enacted in 2002, set forth new norms for environmental protection, preservation and protection of biological diversity, environmental impact evaluations, environmental insurance and restoration funds, the federal environmental system and environmental compensation funds;

•
an environmental statistics program being developed by the Secretaría de Ambiente y Desarrollo Sustentable and the Instituto Nacional de Estadísticas y Censo, which will facilitate access to, and analysis of, key environmental indicators;

•	on January 15, 2004, the Environmental Framework Agreement of Mercosur dated June 22, 2001, was approved;

•	Law No. 26,011, which was enacted in 2007, approved the Stockholm Agreement regarding persistent organic contaminants; and

•
the Proyecto de Desarrollo Sustentable de la Cuenca Matanza - Riachuelo (Cuenca Matanza – Riachuelo Sustainable Development Program), which was  partially financed through a loan from the Bank for Reconstruction and Development, or BIRF, with part of the funds earmarked for use in purchasing computing equipment to strengthen the Autoridad de Cuenca Matanza Riachuelo (Cuenca Matanza Riachuelo Authority), under the supervision of the Secretaría de Ambiente y Desarrollo Sustentable de la Jefatura de Gabinete de Ministros (Department for Environmental and Sustainable Development of the Cabinet of Ministers).

FOREIGN TRADE AND BALANCE OF PAYMENTS

Balance of Payments

Introduction

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world.  Balance of payments accounts consist of two accounts: the current account, a broad measure of the country’s international trade, and the capital and financial account, which measures the country’s level of international borrowing, lending and investment. A surplus in the balance of payments accounts indicates that the amount of foreign currency entering the local economy (either from trade, lending or capital investments) exceeds the amount of foreign currency leaving the local economy.  A deficit in the balance of payment accounts indicates the opposite.  A country’s international reserves (i.e., the amount of foreign currencies and foreign currency-denominated assets), held by the Central Bank, increase when the country registers a balance of payments surplus and decrease with a balance of payments deficit.

Several factors tend to affect a country’s trade balance.  The most important are:

•
the relative rate of economic growth of a country as compared to that of its trading partners – if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports;

•
the relative level of domestic prices against foreign prices as reflected by the real exchange rate – if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s level of exports to decline and for its level of imports to increase;

•
changes in production costs, technology and worker skills – more efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there will be a tendency of the country’s level of exports to increase; and

•	changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

From 2002 through the first quarter of 2005, unpaid interest on Argentina’s external debt was reflected in the current account on an accrual basis as if payments had been made.  To offset this accounting treatment, these unpaid amounts were reflected in the capital account as a financial inflow.  Following the 2005 Debt Exchange, unpaid interest on Untendered Debt is not reflected in the current account or in the capital account.  Interest amounts included in the current and capital account reflect the amounts owed to public creditors such as the Paris Club, Eximbank Japan, the Bank of Spain, other financial institutions and bondholders.

Argentina’s methodology for calculating the balance of payments closely conforms to international statistical norms recommended by the IMF.  See “Certain Defined Terms and Conventions.”

Overview

From 2006 to 2010, Argentina’s balance of payments registered a surplus each year.  This balance of payments surplus was primarily due to a continued surplus in the current account, which mainly resulted from a surplus in the trade balance.  From 2006 to 2008, the trade balance surplus resulted from an increase in exports which outpaced increases in imports, while the trade balance surplus in 2009 resulted from the higher rate of decrease in imports as compared to the decrease in exports (both decreases due to lower prices and lower demand caused by the effects of the global financial crisis).  In 2010, the trade balance surplus decreased as compared to 2009, due to a higher rate of growth in imports as compared to the growth in exports.

In 2010, Argentina’s balance of payments registered a U.S.$4.2 billion surplus.  This surplus was primarily due to a surplus in the current account, although it decreased by 72.7% as compared to the previous year.  This decrease was mainly the result of a lower but still positive trade balance, a greater deficit in financial services as compared to 2009, and a U.S.$3.0 billion decrease in net current transfers.  As compared to 2009, both exports and imports increased substantially as international trade flows were restored and international demand for goods and services, as well as prices, increased in the aftermath of the global financial crisis.  However, while exports increased by 22.4%, imports grew by 45.0%, resulting in a decrease in the trade surplus as compared to 2009.

Export growth for the period as a whole was due to a variety of factors, including:

•	increases in commodity prices;

•	increases in harvests due to technological developments in agricultural practices;

•	higher world demand for Argentine exports; and

•	more competitive export pricing following the devaluation of the peso.

Results for the capital and financial account fluctuated during the 2006 to 2010 period.  In 2006, the capital and financial account registered a deficit, primarily as a result of the prepayment of U.S.$9.5 billion to the IMF.  In 2007, the capital and financial account registered a surplus driven principally by inflows to the non-financial public sector.  The capital and financial account once again registered a deficit in 2008, mainly due to the private sector capital outflow within the context of the global financial crisis.  In 2009, the capital and financial account continued to reflect the sustained outflow of funds in the private sector due to the global financial crisis.

The capital and financial account registered a U.S.$3.9 billion surplus during 2010 as compared to a U.S.$9.3 billion deficit during 2009, mainly as a result of a positive change in the non-financial private sector and in the non-financial public sector, both of which registered a significant surplus as opposed to the deficit they had registered the previous year.  In 2010, the non-financial private sector registered a U.S.$4.1 billion surplus, a U.S.$11.8 billion increase from the U.S.$7.7 billion deficit it had registered in 2009, while the non-financial public sector registered a U.S.$2.2 billion surplus, as compared to the U.S.$0.7 billion deficit it had registered in 2009.

The following table sets forth information on Argentina’s balance of payments for the periods specified.

Balance of Payments
(in millions of U.S. dollars)

	2006(10)		2007(10)		2008(10)		2009(10)		2010(11)
Current Account:
Exports of goods(1)	U.S.$	46,546	U.S.$	55,980	U.S.$	70,019	U.S.$	55,672	U.S.$	68,134
Imports of goods(2)		32,588		42,525		54,596		37,146		53,868
Trade balance		13,958		13,456		15,423		18,526		14,266

Non-financial services, net(3)		(501)		(513)		(1,284)		(1,157)		(962)

Financial services:
Interest, net		(1,151)		(629)		(1,401)		(2,315)		(2,723)
Dividends, net		(4,939)		(5,241)		(6,094)		(6,627)		(7,159)
Other income (expense)		(60)		(72)		(58)		(68)		(60)
Total financial services, net		(6,150)		(5,942)		(7,553)		(9,011)		(9,942)

Current transfers, net		459		353		170		2,704		(346)
Total current account		7,768		7,354		6,755		11,062		3,016

Capital and Financial Account:
Financial account:
Central Bank(4)		(10,400)		1,493		1,823		(1,404)		(2,910)
Other financial entities(5)		(108)		90		(90)		417		344
Non-financial public sector(6)		3,437		2,404		(517)		(702)		2,243
Non-financial private sector(7)		1,573		1,572		(9,472)		(7,685)		4,103
Total financial account		(5,498)		5,559		(8,256)		(9,374)		3,780

Capital account(8)		97		121		181		74		78

Capital and financial account		(5,401)		5,680		(8,075)		(9,300)		3,858

Errors and omissions		1,163		63		1,329		(416)		(2,717)

Balance of payments	U.S.$	3,530	U.S.$	13,098	U.S.$	9	U.S.$	1,346	U.S.$	4,157

Change in gross international reserves deposited in the Central Bank(9)	U.S.$	3,530	U.S.$	13,098	U.S.$	9	U.S.$	1,346	U.S.$	4,157

(1)	Exports are calculated on an FOB basis.
(2)	Imports are calculated on an FOB basis.
(3)	Includes import and export freight and insurance fees paid to non-residents.
(4)	Includes transactions between the Central Bank and foreign entities such as the IADB, the IMF and other foreign creditors.
(5)	Includes operations of financial entities (other than the Central Bank) with respect to foreign creditors.
(6)
Includes operations of the national government, provincial governments, municipal governments and decentralized governmental organizations with respect to foreign entities in the form of bonds, loans from international organizations, operations with the Paris Club and privatizations of state-owned entities.

(7)	Includes operations of the private sector with foreign parties.
(8)
Includes certain non-recurring capital transfers (such as debt forgiveness or capital brought into Argentina by immigrants) and the transfer of certain non-financial assets or intangible assets (such as intellectual property).

(9)	Does not include the value of bonds issued by the Government and held as reserves by the Central Bank.
(10)	Includes results of the 2005 Debt Exchange. Does not include past due interest on securities that were eligible for, but did not participate in the 2005 Debt Exchange.
(11)	Includes results of the 2005 and 2010 Debt Exchanges. Does not include past due interest on securities that were eligible for, but did not participate in the 2005 and 2010 Debt Exchanges.
Source:  Ministry of Economy.

Current Account

The current account registered surpluses for each year during the 2006 to 2010 period.  The surpluses in the 2006 to 2008 period were driven by increases in exports and offset by increases in imports and deficits in total financial services, while the surplus in 2009 was due to higher exports than imports, although both decreased from the prior year.  In 2010, the current account registered a surplus although it decreased as compared to the surplus registered in 2009.  This was principally due to a lower, but still positive, trade balance and an increase in the financial services deficit in 2010, as compared to 2009.  The variation with respect to 2009 was driven by higher interest payments, and a U.S.$3.0 billion decrease in net current transfers mainly attributable to the fact that, during 2009, an extraordinary transfer of Special Drawing Rights (“SDRs”)  worth U.S.$2.7 billion was made by the IMF in the context of the global financial crisis.

The most important drivers of the current account during the 2006 to 2010 period were:

•
a favorable global and Argentine economic environment, which began to turn negative in the last quarter of 2008 as a result of the global financial crisis but began recovering during the third quarter of 2009;

•	increases in commodity prices, which began to decline during the last quarter of 2008 but began recovering during the third quarter of 2009;

•	competitive pricing of Argentine export products;

•	increasing demand for imports as the Argentine economy grew during the period; and

•	capital outflows due to interest and dividend payments.

Exports

Exports increased considerably in the 2006 to 2008 period.  Exports decreased by 20.5% in 2009 as compared to 2008, primarily due to lower prices and, to a lesser extent, lower volumes as a result of lower demand for Argentine exports caused by the effects of the global financial crisis. In 2009, prices decreased by 12.3% and export volumes decreased by 9.3%.  In 2010, exports increased by 22.4% as compared to 2009, primarily due to a 16.0% increase in export volumes and a 5.5% increase in prices driven by recovery from the global financial crisis.

In 2006, exports of goods increased by 15.3%.  The growth was primarily a result of an increase in international soy prices, new gold and silver mining projects that commenced operations in late 2005 and a continued rise in international prices for fuel and energy products.  Products of agricultural origin showed the greatest increase in terms of exports in 2006, followed by products of industrial origin, an indication of the maturity of productive investments.  Exports of processed goods increased in 2006 despite a slight decline in meat exports as a result of a temporary ban on Argentine beef exports.

In 2007, exports of goods increased by 20.3%. The growth was driven mainly by the increases in international demand and prices of soy, wheat and corn in addition to an increase in domestic production.  During 2007, Argentina had record harvests, which contributed to a 43.2% increase in exports of primary products and a 25.7% increase in exports of manufactured goods of agricultural origin.  Fuel and energy exports decreased by 11.4% from 2006 due to greater domestic demand from both industry and households and a decrease of 2.7% in crude oil and 1.4% in natural gas production.  The Government implemented measures such as export controls and taxes to ensure adequate supply and pricing of food, energy and other items in the domestic market and to provide additional Government revenues.

In 2008, exports of goods increased by 25.1%.  The growth was primarily due to the increase in the international price of raw materials during the first six months of 2008.  Despite the overall increase, exports showed a sharp slowdown at the end of 2008 in the midst of the global financial crisis, due principally to a decrease in exports and prices for exports of agricultural products.  In the aggregate:

•	exports of primary products increased by 29.8% as a result of a 40.1% increase in prices partially offset by a 7.4% decrease in quantities;

•	exports of manufactured goods of agricultural origin increased by 24.4% as a result of a 38.0% increase in prices partially offset by a 9.8% decrease in quantities;

•	exports of manufactured goods of industrial origin increased by 27.3% as a result of a 6.2% increase in prices and a 19.9% increase in quantities; and

•	exports of fuel and energy increased by 12.9% as a result of a 24.0% increase in prices partially offset by a 9.0% decrease in quantities.

In 2009, Argentine exports amounted to U.S.$55.7 billion, a 20.5% decrease as compared to 2008.  During this period, prices declined an average of 12.3% and export volumes declined an average of 9.3%.  Exports of almost all products decreased in 2009 as compared to 2008.

In 2009:

•	exports of primary products decreased by 42.1%. This decrease resulted from a decrease in both price and volume. Prices decreased by 16.2% while volumes exported decreased by 31.8%;

•
exports of manufactured goods of agricultural origin decreased by 11.2%.  This decrease resulted from a decrease in price, which was partially offset by an increase in volume.  Prices decreased by 12.9% while volumes exported increased by 1.9%;

•
exports of manufactured goods of industrial origin decreased by 15.2%.  This decrease resulted from a decrease in both prices and volume.  Prices decreased by 5.6% while volumes exported decreased by 10.0%; and

•
exports of fuel and energy decreased by 19.5%.  This decrease resulted from a decrease in prices, which was partially offset by an increase in volume.  Prices decreased by 29.9% while volumes exported increased by 17.4%.

In 2010, Argentine exports totaled U.S.$68.1 billion, representing a 22.4% increase as compared to 2009.  During 2010, prices increased by an average of 5.5% and export volumes increased by an average of 16.0%.

In 2010:

•	exports of primary products increased by 62.7%. This increase resulted from an increase in both price and volume. Prices increased by 5.3% while volumes exported increased by 55.4%;

•
exports of manufactured goods of agricultural origin increased by 6.8%.  This increase resulted from an increase in price partially offset by a decrease in volumes.  Prices increased by 8.8% while volumes exported decreased by 1.8%;

•	exports of manufactured goods of industrial origin increased by 27.3%. This increase resulted from a 23.3% increase in volumes exported and a 3.0% increase in prices; and

•
exports of fuel and energy increased by 1.2%.  This increase resulted from an increase in price partially offset by a decrease in volumes.  Prices increased by 40.2% while volumes exported decreased by 28.0%.

Argentina’s main exports in recent years have been commodities such as soy and cereals, as well as processed agricultural products and industrial goods.  In 2010, 55.5% of all exports were agricultural (either primary or processed).

The following tables set forth information on Argentina’s major export products for the periods specified.

Exports by Groups of Products(1)(3)
(in millions of U.S. dollars)

	2006		2007		2008		2009		2010
Primary products:
Seeds and oilseeds	U.S.$	1,961	U.S.$	3,696	U.S.$	4,887	U.S.$	1,980	U.S.$	5,338
Cereal		2,955		4,660		6,772		3,214		4,621
Copper		1,335		1,358		994		1,182		1,505
Fruits		721		920		1,267		960		1,073
Fish and raw seafood		804		662		824		680		900
Vegetables		287		404		499		423		637
Tobacco		239		259		333		359		292
Honey		154		134		181		160		173
Others		169		258		325		348		604
Total		8,625		12,352		16,083		9,306		15,142
Manufactured goods of agricultural origin:
Residues(2)		4,659		6,196		7,794		8,620		8,783
Oils and fats		3,878		5,493		7,059		4,479		5,192
Meat		1,613		1,822		2,192		2,297		1,895
Hides and skins		918		1,006		934		686		1,034
Vegetable Products		664		836		1,097		871		949
Dairy food		770		639		814		638		871
Drinks, alcoholic beverages and vinegar		448		586		753		744		850
Grain mill products		141		430		688		548		584
Others		2,175		2,181		2,552		2,329		2,505
Total		15,265		19,188		23,883		21,212		22,661
Manufactured goods of industrial origin:
Transport equipment		4,034		5,317		6,506		5,385		7,984
Chemicals		2,610		2,937		4,293		3,843		4,539
Basic metals		2,484		2,816		3,470		2,525		2,647
Stones and precious metals		561		579		783		1,203		2,252
Machines and equipment		1,569		1,975		2,427		2,021		2,198
Plastics		1,224		1,202		1,478		1,225		1,346
Paper, cardboard, and printed publications		582		625		650		593		716
Maritime, fluvial and air transport vehicles		357		396		845		630		656
Rubber and its manufactures		317		340		373		332		386
Others		1,104		1,134		1,233		957		1,094
Total		14,843		17,321		22,059		18,713		23,816
Fuel and energy:
Fuel		7,620		6,822		7,794		6,056		6,453
Energy		193		96		202		382		62
Total		7,813		6,919		7,996		6,438		6,515

Total exports	U.S.$	46,546	U.S.$	55,780	U.S.$	70,021	U.S.$	55,669	U.S.$	68,134

(1)	Measured on an FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.
(3)
Figures in this table are updated less frequently than those presented in the “Balance of Payments” table, and thus total exports in this table may differ from those in the “Balance of Payments” table.

Source:  Ministry of Economy.

Exports by Groups of Products(1)(3)
(as % of total exports)

	2006	2007	2008	2009	2010
Primary products:
Seeds and oilseeds	4.2%	6.6%	7.0%	3.6%	7.8%
Cereal	6.3	8.4	9.7	5.8	6.8
Copper	2.9	2.4	1.4	2.1	2.2
Fruits	1.5	1.6	1.8	1.7	1.6
Fish and raw seafood	1.7	1.2	1.2	1.2	1.3
Vegetables	0.6	0.7	0.7	0.8	0.9
Tobacco	0.5	0.5	0.5	0.6	0.4
Honey	0.3	0.2	0.3	0.3	0.3
Others	0.4	0.5	0.5	0.6	0.9
Total	18.5	22.1	23.0	16.7	22.2
Manufactured goods of agricultural origin:
Residues(2)	10.0	11.1	11.1	15.5	12.9
Oils and fats	8.3	9.8	10.1	8.0	7.6
Meat	3.5	3.3	3.1	4.1	2.8
Hides and skins	2.0	1.8	1.3	1.2	1.5
Vegetable Products	1.4	1.5	1.6	1.6	1.4
Dairy food	1.7	1.1	1.2	1.1	1.3
Drinks, alcoholic beverages and vinegar	1.0	1.1	1.1	1.3	1.2
Grain mill products	0.3	0.8	1.0	1.0	0.9
Others	4.7	3.9	3.6	4.2	3.7
Total	32.8	34.4	34.1	38.1	33.3
Manufactured goods of industrial origin:
Transport equipment	8.7	9.5	9.3	9.7	11.7
Chemicals	5.6	5.3	6.1	6.9	6.7
Basic metals	5.3	5.0	5.0	4.5	3.9
Stones and precious metals	1.2	1.0	1.1	2.2	3.3
Machines and equipment	3.4	3.5	3.5	3.6	3.2
Plastics	2.6	2.2	2.1	2.2	2.0
Paper, cardboard, and printed publications	1.3	1.1	0.9	1.1	1.1
Maritime, fluvial and air transport vehicles	0.8	0.7	1.2	1.1	1.0
Rubber and its manufactures	0.7	0.6	0.5	0.6	0.6
Others	2.4	2.0	1.8	1.7	1.6
Total	31.9	31.1	31.5	33.6	35.0
Fuel and energy:
Fuel	16.4	12.2	11.1	10.9	9.5
Energy	0.4	0.2	0.3	0.7	0.1
Total	16.8	12.4	11.4	11.6	9.6

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on an FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.
(3)
Figures in this table are updated less frequently than those presented in the “Balance of Payments” table, and thus total exports in this table may differ from those in the “Balance of Payments” table.

Source:  Ministry of Economy.

Imports

Imports increased significantly each year from 2006 to 2008, including the importation of capital assets and intermediate goods, an indicator of the rising levels of investment and production. The significant increase in imports during this period was primarily a result of the growth of the Argentine economy, which led to an increase in economic activity and domestic demand for foreign products.  Capital goods as well as spare parts and accessories for capital goods acquisitions were the main imports during the 2006 to 2008 period.

Despite the yearly increase, imports showed a significant slowdown during the last quarter of 2008, primarily as a result of the slowdown in economic growth and lower prices of fuels and industrial inputs.

In 2009, imports of goods decreased by 32.5% to U.S.$38.8 billion from U.S.$57.4 billion in 2008.  Nearly one-third of total imports were intermediate goods, and less than 25% were capital goods.  Imports of fuel and energy decreased by 40.1% and imports of motor vehicles for passengers decreased by 35.1%.

In 2010, imports of goods increased by 45.7% to U.S.$56.5 billion from U.S.$38.8 billion in 2009.  Approximately one-half of total imports were intermediate and capital goods.  Imports of fuel and energy increased by almost 70.4% and imports of motor vehicles for passengers increased by 78.4%, both types of imports jointly representing approximately 15.9% of total imports.

The following tables set forth information on Argentina’s major import products for the periods specified.

Imports by Groups of Products(1)
(in millions of U.S. dollars)

	2006		2007		2008		2009		2010
Machines, instruments and electric materials	U.S.$	10,482	U.S.$	13,339	U.S.$	15,591	U.S.$	11,058	U.S.$	15,520
Transport equipment		6,040		7,918		10,704		6,978		11,595
Industrial products		5,337		6,831		8,968		6,120		8,518
Mineral products		2,234		3,351		5,330		2,836		5,214
Plastic, rubber and manufactures		2,323		2,940		3,304		2,456		3,611
Common metals and manufactures		2,313		3,131		4,156		2,596		3,591
Textiles and manufactures		1,067		1,314		1,623		1,171		1,465
Optical instruments, medical–surgical precision equipment, watches and music equipment		796		986		1,166		989		1,307
Wood pulp, paper, paperboard		872		1,059		1,234		964		1,258
Commodities and other products		499		660		866		652		956
Feeding products, beverages and tobacco		426		559		708		624		822
Stone manufactures, plaster, cement, asbestos, mica, ceramic, glass		331		416		533		384		568
Products of vegetable origin		418		1,013		1,786		752		484
Footwear, umbrellas, artificial flowers and others		260		322		414		345		403
Live animals and products of animal origin		119		160		191		171		269
Other products		633		710		850		686		921
Total imports	U.S.$	34,151	U.S.$	44,707	U.S.$	57,423	U.S.$	38,781	U.S.$	56,502

(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments’’ because the latter were calculated on a FOB basis.
Source: Ministry of Economy.

Imports by Groups of Products(1)
(as % of total imports)

	2006	2007	2008	2009	2010
Machines, instruments and electric materials	30.7%	29.8%	27.2%	28.5%	27.5%
Transport equipment	17.7	17.7	18.6	18.0	20.5
Industrial products	15.6	15.3	15.6	15.8	15.1
Mineral products	6.5	7.5	9.3	7.3	9.2
Plastic, rubber and manufactures	6.8	6.6	5.8	6.3	6.4
Common metals and manufactures	6.8	7.0	7.2	6.7	6.4
Textiles and manufactures	3.1	2.9	2.8	3.0	2.6
Optical instruments, medical-surgical precision equipment, watches and music equipment	2.3	2.2	2.0	2.5	2.3
Wood pulp, paper, paperboard	2.6	2.4	2.1	2.5	2.2
Commodities and other products	1.5	1.5	1.5	1.7	1.7
Feeding products, beverages and tobacco	1.2	1.3	1.2	1.6	1.5
Stone manufactures, plaster, cement, asbestos, mica, ceramic, glass	1.0	0.9	0.9	1.0	1.0
Products of vegetable origin	1.2	2.3	3.1	1.9	0.9
Footwear, umbrellas, artificial flowers and others	0.8	0.7	0.7	0.9	0.7
Live animals and products of animal origin	0.3	0.4	0.3	0.4	0.5
Other products	1.9	1.6	1.5	1.8	1.6
Total imports	100.0%	100.0%	100.0%	100.0%	100%

(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments’’ because they were calculated on a FOB basis.
Source: Ministry of Economy.

Non-Financial Services Trade

The non-financial services trade balance reflects the amount of services (other than financial services, encompassing payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of non-financial services that foreigners purchase in Argentina.  For instance, a deficit in non-financial service trade indicates that the value of non-financial services purchased by Argentine residents outside Argentina exceeds the value of non-financial services purchased in Argentina by foreigners.  Argentina’s non-financial services account reflects in part Argentina’s overall level of trade in goods since it includes the freight and insurance services associated with these transactions.

The main components of Argentina’s non-financial services trade were:

•	professional, technical, and business services, which increased to a surplus of U.S.$2.2 billion in 2010 as compared to a surplus of U.S.$1.2 billion in 2006;

•	transportation, which increased to a deficit of U.S.$1.7 billion in 2010 as compared to a deficit of U.S.$870 million in 2006; and

•	royalties, which increased to a deficit of U.S.$1.4 billion in 2010 as compared to a deficit of U.S.$735 million in 2006.

In 2006, the deficit in non-financial services trade decreased by 49.5% from U.S.$992 million to U.S.$501 million, primarily as a result of a U.S.$306 million increase in inflows from tourism and a U.S.$272 million increase in inflows related to exports of professional, technical and business services.  These increases were partially offset by a U.S.$177 million increase in outflows related to imports of transportation services, and a U.S.$135 million increase in outflows related to royalties.

In 2007, the deficit in non-financial services trade increased by 2.4%, from U.S.$501 million to U.S.$513 million, as a result of a U.S.$12.0 million increase in outflows related to imports of services (mainly imports of transportation services as a result of an increase in international trade), which exceeded the U.S.$2.3 billion increase in inflows related to exports of services (primarily driven by an increase in professional, technical, and business services exported by Argentina and an increase in inflows received from tourism).

In 2008, the deficit in non-financial services trade increased U.S.$771 million to U.S.$1.3 billion, primarily as a result of the higher rate of increase in imports of non-financial services as compared to the increase in exports. Specifically, the deficit in transportation grew by 60.8% and the deficit in royalties grew by 45.1%, while the surplus in tourism decreased by 78.4%. This negative trend was partially offset by the professional, technical, and business services, which registered a surplus increase of 39.0%.

In 2009, the deficit in non-financial services trade decreased U.S.$128 million to U.S.$1.2 billion, primarily as a result of the higher rate of decrease in imports of non-financial services as compared to the decrease in exports. Specifically, the deficit in transportation decreased by 47.7% and the deficit in royalties decreased by 1.0%, while the surplus in tourism, which amounted to U.S.$85 million in 2008, turned into a deficit, which amounted to approximately U.S.$534 million.

In 2010, the deficit in non-financial services trade decreased U.S.$195 million to U.S.$962 million, as a result of the higher rate of increase in exports of non-financial services, which exceeded the increase in imports.  Specifically, the deficit in transportation increased by 49.4 % and the deficit in royalties increased by 5.6%, while the deficit in tourism, which amounted to U.S.$534 million in 2009, turned into a surplus, which amounted to approximately U.S.$64 million in 2010.  In addition, the surplus on professional, technical, and business services increased by 4.9%, to U.S.$2.1 billion in 2010 from U.S.$2.0 billion in the previous year.

The table below sets forth the net results of Argentina’s non-financial services trade for the periods specified.

Non-Financial Services
(in millions of U.S. dollars, at current prices)

	2006		2007		2008		2009		2010
Transportation:
Freight	U.S.$	(955)	U.S.$	(1,420)	U.S.$	(2,053)	U.S.$	(966)	U.S.$	(1,579)
Passenger		(384)		(471)		(751)		(755)		(810)
Other		469		561		664		604		719
Total		(870)		(1,331)		(2,139)		(1,118)		(1,670)
Tourism		245		393		85		(534)		64
Royalties		(735)		(936)		(1,358)		(1,345)		(1,420)
Professional, technical, business services		1,150		1,567		2,177		1,970		2,067
Others(1)		(291)		(206)		(49)		(130)		(4)
Total non-financial services	U.S.$	(501)	U.S.$	(513)	U.S.$	(1,284)	U.S.$	(1,157)	U.S.$	962

(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.
Source:  Ministry of Economy.

Tourism showed a positive trend after the devaluation of the peso in January 2002, when lower prices began making Argentina more attractive to tourists.  The deficit in the tourism sector decreased by 83.6% in 2005 and turned into a surplus in 2006, 2007 and 2008, primarily as a result of an increase in the number of tourists as well as an increase in the average length of stay and the average amount of money spent.  In 2009, the tourism sector showed a deficit of approximately U.S.$0.5 billion.  In 2010, the tourism sector registered a U.S.$64 million surplus due to a 13.4% increase in non-resident arrivals that fueled a 24.8% increase in income from the  sector. This higher inflow was partially offset by an 8.5% increase in outflows related to residents traveling abroad.

The following table sets forth tourism information for the dates specified.

Tourism Statistics

	2006	2007	2008	2009	2010
Foreign non-resident arrivals (in thousands)	12,729	13,705	14,248	13,555	15,369
Average length of stay (number of nights)	11.07	11.79	11.92	12.29	10.74
Income from tourism (in millions of U.S.$)	3,344	4,314	4,646	3,960	4,942
Expenses from tourism (in millions of U.S.$)	(3,099)	(3,921)	(4,561)	(4,494)	(4,878)
Balance (in millions of U.S.$)	245	393	85	(534)	64

Source:  Ministry of Economy.

Financial Services Trade

The financial services trade balance reflects the net amount of dividends, interest and other financial income flowing into and out of Argentina.  For example, a deficit in net dividend payments indicates that Argentine companies pay more in dividends to foreign shareholders than what foreign companies pay in dividends to Argentine shareholders.

In 2006, the financial services deficit decreased by 15.8% to U.S.$6.1 billion, primarily as a result of a decline in interest payments and partially offset by an increase in profits and dividends paid by Argentine companies as the economy continued to improve.

In 2007, the financial services deficit decreased by 3.4% to U.S.$5.9 billion, primarily as a result of a decline in net interest payments.  Interest payments decreased to U.S.$0.6 billion as compared to U.S.$1.2 billion in 2006.  This decrease resulted from an increase in earnings from international reserves driven by higher interest rates. The decrease in interest payments was partially offset by an increase in dividend payments.  Net dividend payments increased by 6.1% to U.S.$5.2 billion.

In 2008, the financial services deficit increased by 27.1% to U.S.$7.6 billion.  The increase in the deficit was due to higher net interest payments, which increased by 122.7%, an increase in net dividend outflows resulting from an increase in foreign direct investment, which increased by 16.3%, and a decrease in interest earnings from international reserves and private sector external assets resulting from lower interest rates.

In 2009, the financial services deficit increased by 19.3% to U.S.$9.0 billion, primarily as a result of an increase in net interest payments of 65.2% and an increase in net dividend payments of 8.8% as compared to 2008.

In 2010, the financial services deficit increased by 10.3% to U.S.$10.0 billion, primarily as a result of an increase in net interest payments of 17.6% and an increase in net dividend payments of 8.0%, as compared to 2009.  The increase in net interest payments resulted mainly from a decrease in interest earnings from international reserves and a decrease in interest earned by the domestic non-financial private sector in a global context of low interest rates.  The increase in net dividend outflows was mainly due to the accumulation of previous foreign direct investment flows received by the non-financial private sector. In addition, the interest payments made by the non-financial public sector to non-residents increased U.S.$131 million, from U.S.$2.5 billion in 2009 to U.S.$2.6 billion in 2010, partially due to the issuance of new securities in connection with the 2010 Debt Exchange.

Capital and Financial Account

In 2006, the capital and financial account registered a deficit of U.S.$5.4 billion.

Central Bank.  The deficit in the capital and financial account during this period was primarily attributable to a 255.9% decrease in net capital flows to the Central Bank.  The decrease in net capital flows to the Central Bank was primarily the result of the prepayment of U.S.$9.5 billion of debt owed to the IMF in January 2006.

Non-financial private sector.  The surplus in net capital inflows to the non-financial private sector decreased primarily as a result of an increase in foreign assets, both in the form of direct investment abroad by Argentine residents and financial assets acquired abroad.  This increase was partially offset by U.S.$5.6 billion in foreign direct investment and the inflow of financial and commercial loans.

Non-financial public sector.  Net capital inflows of the non-financial public sector remained relatively stable, decreasing by 0.2%.  This was primarily a result of the recording of non-performing accrued interest in the 2005 Debt Exchange.  During 2006, accumulated interest for the non-financial public sector and the Central Bank decreased, indicating a net decrease in debt.  In addition, the successful completion of the 2005 Debt Exchange enabled the public sector to regain access to the capital markets.  In 2006, the public sector issued debt to domestic and foreign investors, which was recorded as a capital inflow in the capital and financial account.

Other financial entities.  Net capital outflows in the financial sector, excluding the Central Bank, decreased by 92.5%.  This decrease in net capital outflows was primarily a result of the continued recovery of the financial private sector, which recorded an increase in external assets and deposits and also issued new bonds and securities.

In 2007, Argentina’s capital and financial account registered a surplus of U.S.$5.7 billion.

Central Bank.  The surplus in the capital and financial account during 2007 was primarily attributable to a U.S.$11.9 billion increase in net capital inflows to the Central Bank as a result of drawings on a Bank for International Settlements (“BIS”) credit line.

Non-financial private sector.  Net capital inflows to the non-financial private sector remained relatively stable in 2007.  Liabilities increased by 73% primarily as a result of a more dynamic secondary market of equity securities and a higher amount of drawings from banks.

Non-financial public sector.  The surplus in the non-financial public sector decreased U.S.$1.0 billion to U.S.$2.4 billion, primarily due to a decrease from U.S.$4.3 billion to U.S.$3.9 billion in inflows arising from the acquisition of government bonds by non-residents, and an increase from U.S.$1.0 billion to U.S.$1.3 billion in payments of principal of public debt instruments to non-residents.  The decrease in the surplus of the non-financial public sector was also due to an increase in outflows related to derivative financial instruments, which increased U.S.$292 million to a total of U.S.$535 million.  These two factors were offset by inflows of international organizations, which increased by U.S.$369.2 million.  In this respect, disbursements of international organizations increased U.S.$683.6 million and principal payments to international organizations increased U.S.$314.4 million.

Other financial entities.  Net capital inflows in the financial sector, excluding the Central Bank, increased to a U.S.$90 million surplus from a U.S.$108 million deficit in 2006.  This increase was mainly driven by the decline of international market conditions resulting from the global financial crisis.

In 2008, the capital and financial account registered a deficit of U.S.$8.1 billion.

Central Bank.  Net capital inflows to the Central Bank increased by 22.1% from U.S.$1.5 billion in 2007 to U.S.$1.8 billion in 2008.  This increase was mainly explained by the increase in drawings from credit lines with international organizations.

Non-financial private sector.  Net capital inflows to the non-financial private sector decreased from a surplus of U.S.$1.6 billion in 2007 to a deficit of U.S.$9.5 billion in 2008.  The non-financial private sector assets decreased by 37.0% while liabilities increased by 20.5%.

Non-financial public sector.  The non-financial public sector registered a net outflow of U.S.$517 million in 2008, a U.S.$2.9 billion decrease as compared to the U.S.$2.4 billion surplus in 2007, which reflected the unfavorable international climate for the placement of new debt.  On December 18, 2008, Congress enacted a law that established a tax regularization and capital repatriation program.  See “Public Sector Finance —Tax Regime—Tax Regularization and Capital Repatriation Program.” The deficit in the non-financial public sector was also due to the increase in net outflows related to derivative financial instruments, which increased U.S.$342 million to U.S.$877 million.

Other financial entities.  Net capital inflows in the financial sector, excluding the Central Bank, decreased from U.S.$90 million in 2007 to a deficit of U.S.$90 million in 2008 primarily due to an increase in loans and other credit and liability payments.

In 2009, the capital and financial account registered a deficit of U.S.$9.3 billion as compared to a deficit of U.S.$8.1 billion in 2008.

Central Bank.  Net capital inflows to the Central Bank decreased from a surplus of U.S.$1.8 billion in 2008 to a deficit of U.S.$1.4 billion in 2009.  This decrease was mainly the result of a reduction in disbursements from certain bilateral and official-sector lenders.

Non-financial private sector.  Net capital inflows to the non-financial private sector decreased from a deficit of U.S.$9.5 billion in 2008 to a deficit of U.S.$7.7 billion in 2009.

Non-financial public sector.  Net capital outflows from the non-financial public sector increased by 35.9% in 2009 as compared to 2008.

Other financial entities.  Net capital inflows to the financial sector, excluding the Central Bank, increased from a deficit of U.S.$90 million in 2008 to a surplus of U.S.$417 million in 2009.  This increase was mainly explained by an increase in loans and other credits in the financial sector.

In 2010, the capital and financial account registered a surplus of U.S.$3.9 billion as compared to a deficit of U.S.$9.3 billion in 2009.

Central Bank.  Net capital inflows to the Central Bank decreased from a deficit of U.S.$1.4 billion in 2009 to a deficit of U.S.$2.9 billion in 2010.  This decrease was mainly the result of an increase in amortization payments of loans granted by certain bilateral and official sector lenders.

Non-financial private sector.  Net capital inflows to the non-financial private sector increased from a deficit of U.S.$7.7 billion in 2009 to a surplus of U.S.$4.1 billion in 2010.  This increase was mainly due to increases in foreign direct investment flows, indebtedness with foreign suppliers, outstanding loans with foreign banks and the purchases by non-residents of government bonds in the secondary market.  These drivers were partially offset by an increase in the purchase of foreign financial assets by Argentine residents.

Non-financial public sector.  Net capital inflows from the non-financial public sector increased U.S.$2.9 billion in 2010 from a deficit of U.S.$702 million in 2009 to a surplus of U.S.$2.2 billion in 2010.  This increase was mainly due to inflows resulting from the issuance of debt by provincial governments. Inflows from the 2010 Debt Exchange were practically netted out by the cancellation of arrears on debt that was eligible for, but not tendered in, the 2005 Debt Exchange.

Other financial entities.  Net capital inflows to the financial sector, excluding the Central Bank, decreased to U.S.$344 million in 2010 from a surplus of U.S.$417 million in 2009.  This decrease was mainly due to a 98% decrease in inflows related to loans and other credits granted by the resident financial sector from U.S.$1.7 billion in 2009 to U.S.$38 million in 2010.  This decrease was partially offset by a U.S.$650 million increase in net inflows from deposits and credits by non residents (from an outflow of U.S.$645 million to an inflow of U.S.$5 million), a U.S.$279 million increase in net inflows from direct investment by resident financial entities (from an outflow of U.S.$76 million to an inflow of U.S.$203 million) and a U.S.$817 million decrease in outflows related to other liabilities, in each case as compared to 2009.

Trade Regulation

Until the beginning of the 1990s, Argentina had a relatively closed economy modeled around import-substitution policies with significant trade barriers.  Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the Menem administration in the 1990s that the Government implemented significant trade liberalization measures.

Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs in certain sectors of the economy.

Since 2002, following the collapse of the Convertibility Regime, the Government has introduced trade measures intended to increase Government revenues, stem the outflow of foreign currencies, manage the pricing of basic goods and protect the stability and growth of local industries. These measures included the following:

•
Export taxes. The Government sought to capitalize on the expected surge in exports following the significant devaluation of the peso by introducing a series of exports taxes and regulations on a variety of products.

•
Restrictions on foreign exchange transactions. The Government also adopted restrictions on foreign exchange transactions related to export and import activities in order to stem the outflow of foreign currency reserves from the Argentine economy. For a description of these measures see “Monetary System—Foreign Exchange and International Reserves.”

•	Reduction of tax reimbursements. Reductions in tax reimbursements to exporters.

•	Restrictions on certain imports. The Government adopted restrictions on certain imports such as bicycles, tires, clothes, textiles and footwear.

Because of the taxes it collects on exports, the Government had benefited from the increase in international commodity prices through the second half of 2008.  International soy prices had increased by 95.9% from January 30, 2004, to U.S.$586.6 per ton on June 30, 2008, but decreased to U.S.$352.6 per ton as of December 31, 2008.  The Government has also benefited from increases in international prices of cereals and meat.

In 2008, the Government introduced a variable tax on cereal and grain exports, which replaced a fixed-rate.  The variable tax had the effect of increasing the tax burden on exporters.  This measure provoked strikes and demonstrations by Argentine farmers. Congress revoked this tax on July 17, 2008.  See “The Argentine Economy—Primary Production.”  In addition, the Government placed export controls on certain products, which represent a large proportion of the average basket of consumption of families, to ensure adequate pricing and supply of such goods in the domestic market.  These products include meat, cheese, wheat and flour.

By the end of 2008, the Government decided to reduce the exports duty rate for wheat, corn and its byproducts by five percentage points in order to counteract the decrease in profitability of farmers due to lower commodity prices.  In addition, the Government loosened the regulations relating to the export of grains.

In July and August of 2009, the Government and leading associations of farm producers held meetings to discuss the issues affecting the agricultural sector, including a decrease in export prices, drought and restrictions on exports.  In response, by August 11, 2009, the Government had announced the following measures:

•
made credit lines at Banco Credicoop available for small- and medium-sized agricultural enterprises to, among other uses, provide for access to working capital and for the financing and acquisition of machinery (with 0% interest);

•	increased payments to milk producers from Ps.10 cents to Ps.20 cents per liter for small unit milk sales;

•
freed the registers to be open to exporters of corn and wheat, which required the authorization of the Oficina Nacional de Control Comercial Agropecuario (National Office for the Control of Commercial Agriculture); and

•
reduced the volume of meat mandated by the Government to be sold in the local market from 65% to 35% of total production, regardless of product quality, thereby increasing exportable volume of meat by 100%.

In February 2011, the Government dissolved the National Office of Agricultural Commerce Control (Oficina Nacional de Control Comercial Agropecuario or ONCCA), which was in charge of regulating production and commercialization of agricultural products, as well as granting subsidies and support to the agricultural sector.  The regulatory powers of ONCCA were transferred to the Ministry of Agriculture, Livestock and Fisheries, while the management of subsidies and other support was transferred to the newly created Unit of Coordination and Evaluation of Subsidies to Internal Consumption (Unidad de Coordinación y Evaluación de Subsidios al Consumo Interno).

Geographic Distribution of Trade

Argentina’s primary trading partner is Brazil.  Argentina also conducts a substantial amount of trade with China, the United States and other countries in Latin America and Europe.

The following tables provide information on the geographic distribution of Argentine exports for the periods specified.

Geographic Distribution of Exports(1)
(in millions of U.S. dollars)

	2006		2007		2008		2009		2010
Brazil	U.S.$	8,141	U.S.$	10,498	U.S.$	13,259	U.S.$	11,374	U.S.$	14,420
China		3,646		5,363		6,598		3,950		6,117
Chile		4,404		4,180		4,716		4,389		4,490
United States		4,119		4,347		5,514		3,671		3,532
Netherlands		1,445		1,797		2,959		2,392		2,367
Spain		1,826		2,065		2,744		1,854		2,241
Germany		1,124		1,265		1,475		1,412		1,832
Italy		1,096		1,387		1,688		1,501		1,586
Uruguay		1,175		1,173		1,762		1,606		1,552
Venezuela		809		1,178		1,418		1,042		1,424
Mexico		1,519		1,439		1,347		932		1,227
Rest of ALADI(2)		2,707		3,256		4,395		3,636		4,774
Rest of EU(3)		2,521		3,388		4,249		4,835		4,756
Rest of Asia(4)		4,785		6,391		7,158		7,352		9,203
Rest of world(5)		6,440		7,306		9,356		4,851		7,378
Indeterminate destination(6)		789		947		1,383		873		1,236
Total(7)	U.S.$	46,546	U.S.$	55,980	U.S.$	70,021	U.S.$	55,669	U.S.$	68,134

Memorandum items:
Mercosur(8)	U.S.$	9,963	U.S.$	12,483	U.S.$	16,146	U.S.$	13,823	U.S.$	17,127
ALADI	U.S.$	18,754	U.S.$	21,727	U.S.$	26,896	U.S.$	22,939	U.S.$	27,887

(1)	Measured on an FOB basis.
(2)
As of December 31, 2010, the Asociación Latinoamericana de Integración (ALADI) comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.

(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparative purposes.
(4)	Figure includes all Asian countries except for China.
(5)	Includes all other countries for which exports are not significant enough for a separate line item.
(6)	Includes exports for which the destination could not be identified.
(7)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.
(8)	As of December 31, 2010, Mercosur includes the following countries as full members: Argentina, Brazil, Paraguay and Uruguay.
Source:  Ministry of Economy.

Geographic Distribution of Exports(1)
(as % of total exports)

	2006	2007	2008	2009	2010

Brazil	17.5%	18.8%	18.9%	20.4%	21.2%
China	7.8	9.6	9.4	7.1	9.0
Chile	9.5	7.5	6.7	7.9	6.6
United States	8.8	7.8	7.9	6.6	5.2
Netherlands	3.1	3.2	4.2	4.3	3.5
Spain	3.9	3.7	3.9	3.3	3.3
Germany	2.4	2.3	2.1	2.5	2.7
Italy	2.4	2.5	2.4	2.7	2.3
Uruguay	2.5	2.1	2.5	2.9	2.3
Venezuela	1.7	2.1	2.0	1.9	2.1
Mexico	3.3	2.6	1.9	1.7	1.8
Rest of ALADI(2)	5.8	5.8	6.3	6.5	7.0
Rest of EU(3)	5.4	6.1	6.1	8.7	7.0
Rest of Asia(4)	10.3	11.4	10.2	13.2	13.5
Rest of world(5)	13.8	13.1	13.4	8.7	10.8
Indeterminate destination(6)	1.7	1.7	2.0	1.6	1.8
Total(7)	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
Mercosur(8)	21.4%	22.3%	23.1%	24.8%	25.1%
ALADI	40.3%	38.8%	38.4%	41.2%	40.9%

(1)	Measured on an FOB basis. Net results may differ from the sum of individual items due to rounding.
(2)	As of December 31, 2010, ALADI includes the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparative purposes.
(4)	Figure includes all Asian countries except for China.
(5)	Includes all other countries for which exports are not significant enough for a separate line item.
(6)	Includes exports for which the destination could not be identified.
(7)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.
(8)	As of December 31, 2010, Mercosur includes the following countries as full members: Argentina, Brazil, Paraguay and Uruguay.
Source:  Ministry of Economy.

The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified.

Geographic Distribution of Imports(1)
(in millions of U.S. dollars)

	2006		2007		2008		2009		2010
Imports
Brazil	U.S.$	11,749	U.S.$	14,523	U.S.$	17,687	U.S.$	11,819	U.S.$	7,658
China		3,153		5,127		7,143		4,843		7,678
United States		4,294		5,352		7,023		5,164		6,057
Germany		1,545		2,131		2,534		1,994		3,215
Mexico		1,111		1,337		1,595		1,164		1,817
France		909		1,061		1,451		810		1,528
Italy		908		1,072		1,205		850		1,297
Japan		933		1,200		1,378		909		1,191
Spain		613		813		1,054		788		1,024
Chile		599		708		952		665		885
Paraguay		505		1,056		1,783		699		436
Rest of ALADI(2)		1,166		1,767		2,677		982		1,254
Rest of EU(3)		1,836		2,367		2,769		2,448		3,487
Rest of Asia(4)		2,261		2,778		3,407		2,642		4,150
Rest of world(5)		1,883		2,342		2,952		2,716		4,427
Indeterminate origin(6)		689		1,073		1,813		288		397
Total	U.S.$	34,154	U.S.$	44,707	U.S.$	57,423	U.S.$	38,781	U.S.$	56,502

Memorandum items:
Mercosur(7)	U.S.$	12,685	U.S.$	16,183	U.S.$	20,300	U.S.$	12,866	U.S.$	18,681
ALADI	U.S.$	14,926	U.S.$	18,794	U.S.$	23,437	U.S.$	15,242	U.S.$	22,201

(1)	Measured on a CIF basis. Net results may differ from the sum of individual items due to rounding.
(2)	As of December 31, 2010, ALADI includes the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparative purposes.
(4)	Figure includes all Asian countries except for China and Japan.
(5)	Includes all other countries for which imports are not significant enough for a separate line item.
(6)	Includes imports for which the origin could not be identified.
(7)	As of December 31, 2010, Mercosur includes the following countries as full members: Argentina, Brazil, Paraguay and Uruguay.
Source:  Ministry of Economy.

Geographic Distribution of Imports(1)
(as % of total imports)

	2006	2007	2008	2009	2010
Imports
Brazil	34.4%	32.5%	30.8%	30.5%	31.3%
China	9.2	11.5	12.4	12.5	13.6
United States	12.6	12.0	12.2	13.3	10.7
Germany	4.5	4.8	4.4	5.1	5.7
Mexico	3.3	3.0	2.8	3.0	3.2
France	2.7	2.4	2.5	2.1	2.7
Italy	2.7	2.4	2.1	2.2	2.3
Japan	2.7	2.7	2.4	2.3	2.1
Spain	1.8	1.8	1.8	2.0	1.8
Chile	1.8	1.6	1.7	1.7	1.6
Paraguay	1.5	2.4	3.1	1.8	0.8
Rest of ALADI(2)	3.4	4.0	4.7	2.5	2.2
Rest of EU(3)	5.4	5.3	4.8	6.3	6.2
Rest of Asia(4)	6.6	6.2	5.9	6.8	7.3
Rest of world5)	5.5	5.2	5.1	7.0	7.8
Indeterminate origin(6)	2.0	2.4	3.2	0.7	0.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
Mercosur(7)	37.1%	36.2%	35.4%	33.2%	33.1%
ALADI	43.7%	42.0%	40.8%	39.3%	39.3%

(1)	Measured on a CIF basis. Net results mainly differ from the sum of individual items due to rounding.
(2)	As of December 31, 2010, ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Uruguay and Venezuela.
(3)	In relation to countries incorporated to the European Union in May 2004, the table includes all exports from January 1, 2004, for annual comparative purposes.
(4)	Figure includes all Asian countries except for China and Japan.
(5)	Includes all other countries for which imports are not significant enough for a separate line item.
(6)	Includes imports for which the origin could not be identified.
(7)	As of December 31, 2010, Mercosur includes the following countries as full members: Argentina, Brazil, Paraguay and Uruguay.
Source:  Ministry of Economy.

Trade with Brazil and other Mercosur Countries

Brazil

Trade Relations.  Trade relations between Brazil and Argentina are defined primarily by their membership in Mercosur and are thus tied to the evolution of that common market.  Nonetheless, from time to time, Argentina and Brazil enter into bilateral trade arrangements to enhance their level of trade and economic integration.

In early 2006, Brazil and Argentina agreed that they would impose trade restrictions when a production sector was particularly threatened by international competition.  Such restrictions may include:

•	an increase in import tariffs; and

•	quantitative limits on trade.

In 2008, the two countries adopted a new external automotive tariff program, which established common external automotive tariffs.  The program will expire at the end of 2014 and a duty-free zone will be established.

In 2010, Argentina and Brazil engaged in a dispute over the use of quantitative trade limits in the form of non-automatic importing licenses.  Authorities from both countries claimed that the neighboring country had adopted measures that breached bilateral trade agreements and Mercosur’s common market framework.  After several months of negotiations, in May 2011, a schedule of monthly meetings was established in the context of the Bilateral Trade Monitoring Commission to facilitate the negotiations aimed at clearing the pending importing licenses and examining and proposing policies to enhance bilateral trade and promote economic integration.

Evolution of Trade

In 2006, the trade deficit with Brazil remained constant at U.S.$3.6 billion.  The 28.5% increase in exports to Brazil, which totaled U.S.$8.1 billion, was partially offset by a 15.3% increase in imports from Brazil, which totaled U.S.$11.7 billion, primarily as a result of the increase in imports of cars, auto parts, iron minerals, engines, cell phones and agricultural machinery.

The trade deficit with Brazil totaled U.S.$4.0 billion in 2007.  The 28.8% increase in exports to Brazil, which totaled U.S.$10.5 billion, was offset by a 23.6% increase in imports, totaling U.S.$14.5 billion, primarily as a result of an increase in imports of iron, aluminum, iron and steel by-products, capital, auto parts, automobiles and cell phones.

The trade deficit with Brazil totaled U.S.$4.4 billion in 2008. The 26.4% increase in exports to Brazil, which totaled U.S.$13.3 billion, was offset by a 21.8% increase in imports, totaling U.S.$17.7 billion, primarily as a result of an increase in imports of iron, aluminum, iron and steel by-products, capital, auto parts, automobiles and cell phones.  The increase in imports from Brazil was also a result of the devaluation of the Brazilian real in 2008 that made Brazilian products more competitive.

In 2009, the trade deficit with Brazil decreased to U.S.$446 million, from U.S.$4.4 billion in 2008.  The 14.2% decrease in exports to Brazil, which totaled U.S.$11.4 billion, was offset by a 33.2% decrease in imports from Brazil, which totaled U.S.$11.8 billion.

In 2010, the trade deficit with Brazil increased to U.S.$3.2 billion from U.S.$446 million in 2009.  The 49.4% increase in imports from Brazil, which totaled U.S.$17.7 billion, was partially offset by a 26.8% increase in exports to Brazil, totaling U.S.$14.4 billion.

The increase in imports from Brazil in 2010 was mostly the result of increases in imports of the following products:

•	intermediate products, which increased by 44.4% to U.S.$5.8 billion;

•	capital goods (including accessories), which increased by 59.0% to U.S.$7.5 billion; and

•	passenger vehicles, which increased by 59.2% to U.S.$2.9 billion.

The increase in exports to Brazil in 2010 was mainly attributable to a 31.6% increase in manufactured goods of industrial origin, a 26.7% increase in exports of primary products, such as agricultural goods, livestock and other products, and a 24.9% increase in exports of manufactured goods of agricultural origin.  The increase was partially offset by a 14.3% decrease in fuel and energy exports.

China

Trade Relations.  In the past six years, China has become one of Argentina’s main trade partners.  The main imports from China include chemical products, machinery and electronic devices, motorcycles and engines with small cylinder volumes, and toys. The main exports to China include agricultural commodities, such as wheat, soy and corn.

In 2010, Argentina registered a U.S.$1.6 billion trade deficit with China, representing an increase of U.S.$668.4 million as compared to 2009.  This increase resulted from a slightly greater rate of increase in imports from China than in exports to China.  While exports increased by 54.8%, imports grew by 58.5%.

Argentina’s total exports to China in 2010 were U.S.$6.1 billion, representing an increase of 54.8%, as compared to 2009.  Primary products and manufactured products of agricultural origin represented approximately 86.6% of 2010 exports to China.  In 2010, exports of primary products to China represented 28.5% of total exports of primary products, while exports of manufactured products of agricultural origin to China represented 4.5% of total exports of this kind.

Argentina’s total imports from China in 2010 totaled U.S.$7.7 billion, registering a U.S.$2.8 billion increase from the U.S.$4.8 billion totaled in 2009.  The increase in imports from China in 2010 was the result of increases in imports of the following products:

•	capital goods, which increased by 68.1% to U.S.$2.6 billion and represented 33.9% of total imports from China;

•	intermediate goods, which increased by 38.9% to U.S.$1.9 billion and represented 24.7% of total imports from China;

•	consumption goods, which increased by 39.2% to U.S.$1.6 billion and represented 21.5% of total imports from China; and

•	parts and accessories for capital goods, which increased by 104.5% to U.S.$1.5 billion and represented 19.6% of total imports from China.

In addition, it’s worth pointing out that imports of consumption and capital goods from China, represented 24.9% and 22.3%, respectively, of Argentina’s total imports of each kind.

United States

Trade Relations.  Historically, the United States has been one of Argentina’s most important trade partners.  Manufactured goods constitute a significant share of Argentine exports to the United States, while capital goods constitute a significant share of Argentina’s imports from the United States.

In 2010, the main imports from the United States included intermediate goods, which totaled U.S.$2.5 billion, and capital goods (such as machines, instruments and electric materials), which totaled U.S.$1.6 billion.  The main exports to the United States for the same period were manufactured goods, which totaled U.S.$2.2 billion, followed by energy and fuel, which totaled U.S.$1.2 billion.  In 2010, Argentina’s trade deficit with the United States was U.S.$2.5 billion as compared to U.S.$1.5 billion in 2009 due to the fact that total exports to the United States decreased by 3.8% while total imports from the United States increased by 17.3%.

The increase in imports as compared to 2009 was mostly the result of the increases in the following products:

•	intermediate products, which increased by 35.9% to U.S.$2.5 billion;

•	combustibles, which increased by 134.5% to U.S.$629.4 million; and

•	consumption goods, which increased by 31.3% to U.S.$536.9 million.

The decrease in exports in 2010 as compared to 2009 was primarily due to a 16.7% decrease in fuel and energy exports.  This decrease was partially offset by a 4.6% increase in exports of primary products, such as agricultural goods, livestock and other products, a 10.7% increase in exports of manufactured goods of agricultural origin and a 10.3% increase in manufactured goods of industrial origin.

Trade with other Mercosur Countries

Common market framework.  In addition to Argentina and Brazil, Mercosur includes Paraguay and Uruguay, as full members, and Chile, Bolivia, Colombia, Ecuador and Venezuela, as associate members.

Mercosur’s objective is to gradually integrate the economies of its member countries through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy.

Internal trade barriers.  Internal trade barriers have been gradually reduced with the exception of import tariffs imposed by Argentina on certain Brazilian products after the devaluation of the Brazilian real in 1999.

External tariffs. In December 1994, the full members of Mercosur agreed to a schedule of common external tariffs which included eleven levels that ranged from 0% to 20%.  The production cycle was considered and certain external tariffs were set. In order to minimize the impact of external tariffs on certain sectors of the economy, the full members of Mercosur agreed to gradually eliminate the exceptions to the common external tariffs.  In December 2007, the Consejo del Mercosur (Mercosur Council), as it had done in the past, postponed the termination of the exceptions to the external common tariff and agreed to the following gradual elimination process for Argentina and Brazil:

•	100 exceptions to remain in place until January 31, 2009;

•	93 exceptions to remain in place between February 1, 2009, and January 31, 2010;

•	80 exceptions to remain in place between February 1, 2010, and July 31, 2010; and

•	50 exceptions to remain in place between August 1, 2010, and December 31, 2010.

Paraguay and Uruguay may maintain 100 exceptions until December 31, 2015.

External trade policy.  The full members of Mercosur have agreed not to undertake individual trade negotiations with non-member countries or organizations without the prior authorization of Mercosur.

Commercial Relations with Uruguay

Since 2005, Argentina and Uruguay have had differences over a pulp mill over the Uruguay River, which has a substantial negative impact on the environment.  In May 2006, the Government submitted a claim against Uruguay before the International Court of Justice in The Hague.  The plant has led to protests by Argentine environmentalists who erected roadblocks on the border of the two countries.

On April 20, 2010, the International Court of Justice ruled that the Republic of Uruguay breached its procedural obligations under Articles 7 to 12 of the 1975 Bilateral Regulations of the Uruguay River.

Foreign Investment

Regulation

The Government and the Central Bank have instituted certain regulatory measures, including the following:

•	certain restrictions on the ability of foreign companies to make investments in Argentina through special purpose vehicles;

•
certain restrictions on capital inflows in order to prevent the appreciation of the peso. The Central Bank mandated a minimum repayment term of 365 days on any incurred financial indebtedness or any renewal of existing foreign indebtedness of the financial sector and the non-financial private sector (with some exceptions, among others, indebtedness incurred through primary public offerings of debt securities traded in self- regulated markets);

•
certain types of investors are required to make a non-remunerated deposit in U.S. dollars in local financial entities in the amount of 30.0% of the U.S. dollar amount of each capital inflow of foreign currency (subject to certain exceptions); and

•
the elimination of certain restrictions on capital inflows, including the minimum repayment term of 365 days for investors such as pension funds and other firms when the destination of the investment is non-financial assets.

For a further explanation of restrictions to capital transfers, see “Monetary System—Foreign Exchange and International Reserves.”

Evolution of Portfolio and Foreign Direct Investment

The following table sets forth information on portfolio investment, foreign direct investment and other investment in the Argentine economy.

Flows of Portfolio, Foreign Direct and Other Investment
(in millions of U.S. dollars)

	2006		2007		2008		2009		2010

Direct investment:
In Argentina by non-Argentine residents(1)	U.S.$	5,537	U.S.$	6,473	U.S.$	9,726	U.S.$	4,017	U.S.$	7049
Outside Argentina by Argentine residents(2)		(2,439)		(1,504)		(1,391)		(712)		(965)
Direct investment, net		3,099		4,969		8,335		3,306		6,084

Portfolio investment:
In Argentina by non-Argentine residents(1)		7,824		7,070		(8,017)		(3,148)		9,209
Outside Argentina by Argentine residents (2)		(1)		(2)		(12)		(2)		1,261
Derivative financial instruments		(127)		(565)		(935)		(1,248)		712
Portfolio investment, net		7,697		6,504		(8,963)		(4,398)		11,183

Other investment:(3)
In Argentina by non-Argentine residents(1)		(11,791)		5,816		7,016		(1,457)		(4,957)
Outside Argentina by Argentine residents (2)		(4,502)		(11,733)		(14,664)		(6,825)		(8,530)
Other investment, net	U.S.$	(16,294)	U.S.$	(5,917)	U.S.$	(7,647)	U.S.$	(8,282)	U.S.$	(13,487)

(1)
Reflects the variation in the value of net local assets owned by non-Argentine residents. If during any period, non-Argentine residents purchased more local assets than they sold, the amount for that period would be positive.

(2)
Reflects the variation in the value of the net external assets owned by Argentine residents. If during any period, Argentine residents purchased more external assets than they sold, the amount for that period would be negative.

(3)	Includes assets (loans, commercial loans and others) and liabilities (trade credit, loans, arrears and others).
Source:  Ministry of Economy.

Foreign Direct Investment

Foreign direct investment in Argentina increased significantly following the implementation of the Convertibility Regime and the elimination of barriers to foreign investment.  A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital.  Net foreign direct investment peaked in 1999 with the last major privatization in Argentina, the acquisition of the state-owned energy company YPF by Spain’s Repsol S.A.  In the following years, as privatizations came to an end, capital inflows from foreign direct investment declined significantly.

In 2006, net foreign direct investment decreased primarily as a result of the decrease in capital contributions by foreign companies to their subsidiaries in Argentina coupled with an increase in foreign investment by Argentine residents.  The primary factor driving the change in foreign direct investment in 2006 was the reinvestment of profits, which reflected an increase in companies’ earnings coupled with a decline in the distribution of these earnings.

In 2007, net foreign direct investment increased by 60.4%, primarily as a result of the increase in direct investment by foreign residents and a decrease in foreign investment by Argentine residents.  Foreign direct investment increased primarily due to the acquisition of Quickfood and Alpargatas by Brazilian firms and the pension fund, Orígenes, by ING Group.  The decrease in foreign investment by Argentine residents resulted from reduced outflows from the non-financial sector.

In 2008, net foreign direct investment increased by 67.7% to U.S.$8.3 billion, the highest amount since 2000 when it reached U.S.$9.5 billion.  The increase in foreign direct investment was primarily a result of:

•
the increase in direct investment by foreign residents, which reached U.S.$9.7 billion (U.S.$6.5 billion in 2007) due in part to equity contributions of the non-financial private sector, which grew by 87.9% to U.S.$3.7 billion; and

•
a decrease in investments made by Argentine residents abroad to U.S.$1.4 billion from U.S.$1.5 billion in 2007, which resulted from the U.S.$71 million, or 4.8%, decrease in investment made abroad by the local non-financial private sector.

In 2009, net foreign direct investment decreased by 60.3% to U.S.$3.3 billion as compared to 2008.  This decrease was mainly due to the U.S.$5.7 billion, or 58.7%, decrease in total investment made in Argentina by non-residents, which mainly resulted from a decrease in loans from parent companies to their affiliates located in Argentina.  This decrease was due to the liquidity constraints caused by the global financial crisis.

In 2010, net foreign direct investment increased by 84.0% to U.S.$6.1 billion as compared to 2009.  This increase was mainly due to a U.S.$3.0 billion increase in foreign direct investment by non residents as compared to the previous year, primarily due to a U.S.$3.6 billion increase in lending from parent companies abroad to their local subsidiaries.  This increase was partially offset by a 35.6%, or U.S.$253 million, net increase in investments made abroad by Argentine residents, which resulted from a U.S.$532 million increase in investments made abroad by the local non-financial private sector partially offset by a U.S.$ 279 million decrease in investments made abroad by the local financial private sector.

Portfolio Investment

Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them particularly responsive to fluctuations in the market.

In 2006, for the first time since 1998, net portfolio investment showed a surplus, primarily as a result of the 2005 Debt Exchange and the issuance of bonds by the Government, which were in part purchased by non-residents and which originated net inflows, net of amortization payments, equal to U.S.$7.5 billion.  In addition, net amortization payments of the non-financial private sector debt decreased U.S.$538 million to U.S.$492 million.

In 2007, net portfolio investment registered a surplus, which was U.S.$1.2 billion lower than in the previous year, primarily as a result of the issuance of bonds by the Government such as Boden 2015 and Bonar X, which were in part purchased by foreign investors. Net inflows arising from the acquisition of public sector debt by non-residents, net of amortization payments, decreased by U.S.$1.6 billion to U.S.$6.0 billion. In particular, the acquisition of public debt instruments by non-residents decreased U.S.$1.7 billion while amortization payments decreased U.S.$148 million. In addition, the deficit of derivative financial instruments increased by U.S.$438 million.  The purchase of stock by non-residents contributed positively to the surplus, which grew by U.S.$1.1 billion to reach U.S.$1.8 billion.

In 2008, net portfolio investment registered a deficit primarily as a result of the international economic slowdown.  The issuances of securities by the Government, which amounted to U.S.$2.0 billion in 2008 (U.S.$1.9 billion less than in the previous year), were not enough to offset secondary market operations, which had a deficit amounting to U.S.$6.3 billion, as compared to a U.S.$2.6 billion surplus in 2007.  In addition, inflows arising from sales of stock to non-residents (that amounted to U.S.$1.8 billion in 2007) turned in 2008 into outflows arising from net purchases by residents that totaled U.S.$531 million.  These outflows further contributed to the overall deficit.

In 2009, the deficit in net portfolio investment decreased by 50.9%, or U.S.$4.57 billion as compared to 2008.  Net sales of assets made within Argentina by foreign investors decreased by 60.7%, or U.S.$4.9 billion in real terms compared to 2008.

In 2010, the deficit in net portfolio investment decreased by 354.3%, or U.S.$15.6 billion as compared to 2009, and resulted in a U.S.$11.2 billion surplus.  This surplus mainly resulted from:

•	the issuance of new government bonds in connection with the 2010 Debt Exchange, which amounted to U.S.$5.2 billion, net of amortization payments;

•
a U.S.$1.8 billion increase in debt issuances, net of amortization payments, from provincial and municipal governments, which turned into a U.S.$1.8 billion inflow from a U.S.$62 million outflow in 2009; and

•	a U.S.$2.2 billion increase in inflows arising from secondary market transactions.

Inflows related to transactions with financial derivatives grew by U.S.$2.0 billion, resulting in a U.S.$712 million surplus as compared to a U.S.$1.3 billion deficit in 2009.

Other Investment

Other investment includes data on other assets and liabilities of the non-financial public sector, the non- financial private sector, the financial sector and the Central Bank:

•	assets of the non-financial public sector include loans from binational bodies and contributions to international organizations;

•	assets of the financial sector include foreign currency holdings and deposits in foreign banks;

•	assets of the private sector include foreign assets of Argentine companies who are involved in exports as well as assets related to direct trade financing including, among others, foreign assets;

•
financial sector liabilities include deposits by non-residents in the domestic financial system, credit facilities opened by residents abroad and financial assistance by international organizations to resident entities;

•	Central Bank liabilities include transactions between the Central Bank and international organizations (such as the IMF) and the purchase of Central Bank securities by non-residents;

•	non-financial private sector liabilities include loans from private sources such as loans from international organizations, banks, suppliers, and official agencies; and

•	non-financial public sector liabilities include loans to the public sector granted by international organizations, banks, official agencies and other governments.

In 2006, the other investment deficit increased primarily due to a higher investment outflow by non-Argentine residents, driven largely by Central Bank loans payments which increased from U.S.$2.9 billion in 2005 to U.S.$10.2 billion in 2006.  The increase in the deficit reflected the repayment of debt to the IMF at the beginning of 2006.

In 2007, the other investment deficit decreased to U.S.$5.9 billion. The other assets abroad investment deficit increased to U.S.$11.7 billion as compared to U.S.$4.5 billion in 2006.  This change was driven by the Central Bank recording a surplus in its account after Argentina repaid the debt owed to the IMF in 2006.

In 2008, the other investment deficit increased by 29.3% to U.S.$7.6 billion, primarily as a result of a U.S.$2.9 billion increase in the acquisition of foreign assets by residents and an increase in loans to the Central Bank, reaching U.S.$2.8 billion as compared to U.S.$1.5 billion in 2007.

In 2009, the other investment deficit increased by 8.3% to U.S.$8.3 billion.  During this period, investments made abroad by Argentine residents decreased by 53.5% to U.S.$6.8 billion from U.S.$14.7 billion in 2008, mainly as a result of a U.S.$6.3 billion reduction in the acquisition of other assets by the non-financial private sector, while non-resident investment in Argentina decreased to an outflow of U.S.$1.5 billion from an inflow of U.S.$7.0 billion in 2008.  The decrease in the acquisition of other assets was a consequence of the decrease in outflows related to foreign currency holdings and deposits from the local private non-financial and financial sectors.

In 2010, the other investment deficit increased by 62.8% to U.S.$13.5 billion.  During this period, investments made abroad by Argentine residents increased by 25.0%, to U.S.$8.5 billion from U.S.$6.8 billion in 2009.  The increase was mainly due to a U.S.$149 million increase in the acquisition of other foreign assets by the resident non-financial private sector and a U.S.$1.6 billion decrease in inflows to the resident financial sector related to loans granted to non-residents.  In the same period, non-resident investment in Argentina increased to an outflow of U.S.$5.0 billion from an outflow of U.S.$1.5 billion in 2009.  This increase in outflows was mainly explained by a decrease of U.S.$7.6 billion in non-financial public sector arrears as a result of the 2010 Debt Exchange, and a U.S.$ 1.5 billion increase in net amortization payments under loans borrowed by the Central Bank.  These two factors were partially offset by a U.S.$3.2 billion increase in commercial loans granted to the resident non-financial private sector.  The increase in the acquisition of other foreign assets was the result of an increase in the outflows related to foreign currency holdings and deposits from the local private non-financial and financial sectors.

MONETARY SYSTEM

The Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina.  It is responsible for maintaining stability in the value of the domestic currency, establishing and implementing monetary policy and regulating the financial sector.  The Central Bank operates pursuant to its charter and the Ley de Entidades Financieras (Financial Institutions Law).

The Central Bank is governed by a ten-member board of directors, which is headed by the governor of the Central Bank.  The governor of the Central Bank and the members of the board of directors are appointed by the Executive Power and approved by the Senate.  They serve for fixed terms of six years, may be re-appointed and may be removed by the President only for cause.  Under the terms of its charter, the Central Bank must operate independently from the Government.

On September 22, 2010, the Executive Power re-appointed Mercedes Marcó del Pont as Governor of the Central Bank.  Ms. Marcó del Pont formerly served as President of Banco de la Nación Argentina.  The charter of the Central Bank authorizes the Executive Power to make a valid interim appointment (called “in commission”) before Senate approval is granted.  Approval by the Senate is pending.

On February 24, 2010, the Government created by decree the Council for the Coordination of Monetary, Financial and Exchange Rate Policies (the “Council”).  The purpose of the Council is to coordinate the formulation and execution of the national monetary, financial and exchange rate policies.  The Council will be presided over by the Minister of Economy and Public Finances and will be composed of two other members of the Ministry of Economy and Public Finances (the Secretary for Economic Policy and the Secretary of Finance) and three members of the Central Bank (the Governor, the Vice-Governor and a director of the Central Bank to be appointed by the Central Bank's Board of Directors).

Monetary Policy

Background

Argentina’s monetary policy from 1991 through 2001 was governed by the Convertibility Law of 1991, which fixed a one-to-one exchange rate between the peso and the U.S. dollar and required the Central Bank to maintain international reserves at least equal to the monetary base (consisting of domestic currency in circulation and peso-denominated deposits of financial entities with the Central Bank).  The Convertibility Regime resulted in an over-appreciated real exchange rate and deprived the Central Bank of the necessary flexibility to react to the external shocks that frequently affected the Argentine economy.  By December 2001, continued capital flight from the Argentine economy had made the Convertibility Regime unsustainable.  On January 6, 2002, Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime (the “Public Emergency Law”), effectively bringing an end to the Convertibility Regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base.  The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates.  The peso currently floats against the U.S. dollar.

Monetary Policy

The Central Bank’s current monetary policy is based on seven guidelines:

•	seeking an equilibrium between money supply and demand;

•	policies, such as reserve accumulation to reduce macroeconomic volatility;

•	a managed floating exchange rate;

•	restructuring credit channels to increase financing, mainly for manufacturing and production;

•	regulation of short-term financial capital flows;

•	regulation and supervision of the financial system; and

•	facilitating more widespread access to financial services.

The Central Bank maintains a policy of foreign reserve accumulation and monetary sterilization to counteract the effect of the increasing monetary base.  The main instruments that the Central Bank uses as a means to manage liquidity in the monetary markets include:

•	collateralized loans (redescuentos);

•	repurchase agreements (pases);

•	management of minimum reserve requirements; and

•	short-term notes (LEBACs) and long-term notes (NOBACs) issued by the Central Bank.

Since the second half of 2007, in response to tightening credit markets, the Central Bank has had to intervene in the foreign exchange market to manage volatility in the exchange rate, provide liquidity and widen the monetary base.

Beginning in the second half of 2008, to counteract the effects of a growing global financial crisis, the Central Bank has intervened in the market to avoid a significant depreciation of the peso and to provide additional liquidity to the market.  The Central Bank’s actions to provide additional liquidity to the market included, among other measures:

•	managing the yields on repo loans;

•	auctioning put options on LEBACs and NOBACs; and

•	reducing the minimum reserve requirements in foreign currency for financial institutions.

These measures allowed banks to keep their liquidity ratios within appropriate levels and sought to stimulate lending by banks.

During 2010, the Central Bank continued an active role in the foreign exchange market and implemented policies to increase reserves as well as other stabilization measures to counteract the effects of the global financial crisis.  As of September 2010, the Central Bank had implemented new measures to increase access to banking services and, by injecting liquidity into the monetary system, increase the supply of long-term credit.  To stimulate greater use and access of financial services, the Central Bank created the Universal Free Bank Account program (Cuenta Gratuita Universal) and the Settlement Check (Cheque Cancelatorio). Under the Universal Free Bank Account program a customer can open certain types of bank accounts free of charges and fees.  The Settlement Check was created to offer a safer alternative to the use of cash for the making of payments.  It allows customers to acquire free checks at financial institutions in which they hold an account.  Since its implementation in November 2010, Settlement Check transactions in pesos have amounted to Ps. 67 million (1,110 checks), and transactions in U.S. dollars have amounted to U.S.$53 million (1,034 checks).  Furthermore, in order to foster the use of financial services, the Central Bank reduced money transfer costs for any transaction made electronically or through bank tellers.  As a result, the total amount of transfers made in December 2010 increased by 25% as compared to October 2010, and transfers of less than Ps.10,000 increased by 31% in December 2010 as compared to October 2010.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet
(in millions of pesos, unless otherwise specified)

	As of December 31,
	2006		2007		2008		2009		2010
Assets
International reserves:
Gold	Ps.	3,451	Ps.	4,630	Ps.	5,236	Ps.	7,337	Ps.	9,926
Foreign currency		7,172		8,644		23,716		14,723		8,443
Placements of foreign currency		87,696		132,133		131,202		160,283		189,296
Other(1)		18		67		49		(225)		(169)
Total international reserves(2)		98,337		145,474		160,203		182,118		207,496
Public bonds(3)		35,785		35,848		42,548		50,599		84,153
Credits to:
The Government (temporary advances)		18,330		21,330		26,580		36,580		46,180
The financial system		6,334		2,942		2,596		1,216		1,489
International organizations(4)		6,059		6,480		7,126		8,050		8,412
Other assets(5)		5,610		14,396		27,993		22,660		26,580
Total assets		170,455		226,469		267,046		301,223		374,311

Liabilities
Monetary base:
Currency in circulation(6)		59,222		74,804		84,086		98,065		124,535
Current accounts in pesos(7)		20,844		24,475		25,363		24,285		35,873
Total monetary base		80,066		99,279		109,449		122,350		160,408
Deposits:
Government deposits		4,697		5,565		6,414		2,266		10,545
Other deposits		7,598		8,549		17,519		27,907		39,308
Total deposits		12,295		14,114		23,933		30,173		49,853
Obligation to international organizations		4,398		9,538		11,349		9,658		2,823
Central Bank notes:
Notes issued in foreign currency		55		0		0		0		0
Notes issued in pesos		42,010		57,182		53,110		54,397		88,576
Total Central Bank notes(8)		42,066		57,182		53,110		54,397		88,576
Other liabilities		7,913		16,354		38,804		34,970		34,028
Total liabilities		146,738		196,466		236,645		251,549		335,688

Net assets	Ps.	23,717	Ps.	30,003	Ps.	30,401	Ps.	49,675	Ps.	38,623
Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	32,037	U.S.$	46,168	U.S.$	46,386	U.S.$	47,967	U.S.$	52,190
International reserves of the central bank (in months of total imports)		11.8		13.0		10.2		15.5		11.6
Exchange rate Ps./U.S.$(9)		3.07		3.15		3.45		3.80		3.98

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign currency-denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(5)	Includes transition accounts and others.
(6)	Includes cash in vaults at banks and does not include quasi-currencies.
(7)	Includes bank reserves in pesos at Central Bank.
(8)	Includes LEBACs and NOBACs.
(9)	Exchange rate used by the Central Bank to publish its balance sheet.
Source:  Central Bank.

Liquidity Aggregates

The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank.  Additionally, the Central Bank employs the following monetary aggregates to measure the level of liquidity in the economy and control inflation:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign currency-denominated deposits.

The monetary base increased significantly from 2006 through 2010.  In 2006 and 2007, the Central Bank sought, through the purchase of dollars and by other means, to maintain a stable and competitive exchange rate, accumulate international reserves and to maintain liquidity in the market.  During 2007, the Central Bank repurchased LEBACs and NOBACs, repurchased peso-denominated securities on the secondary market, regularly intervened in the foreign exchange market and conducted repo auctions.

During 2008, the Central Bank took further actions to increase liquidity in the market while managing the gradual depreciation of the peso in order to counteract the adverse impact of the international financial crisis.  These measures included the repurchase of LEBACs and NOBACs, the repurchase of peso-denominated securities in the secondary market and regular interventions in the foreign exchange market to purchase pesos and sell foreign currency.  Accordingly, the growth in the monetary base slowed in 2008 as measures to increase liquidity were offset by the Central Bank’s purchase of pesos.

In 2009, the Central Bank had an active role in the foreign exchange market in order to avoid sharp changes in the value of the currency.  During the second quarter of 2009, however, the currency stabilized as the world crisis began to abate.

In the second half of 2009, the Central Bank continued policies to increase international reserves, which reached levels of U.S.$48.0 billion as of December 31, 2009, an annual increase of 3.4%.  Higher net placements of LEBACs and NOBACs during 2009 contributed to control the expansion of the monetary base during this period.

In 2010, the Central Bank continued its managed floating exchange rate policy as well as its policy of accumulating international reserves to face possible situations of stress.  In this regard, the Central Bank increased its gold holdings from Ps. 7.3 billion in 2009 to Ps. 9.9 billion in 2010 and foreign currency term deposits from Ps. 160.3 billion in 2009 to Ps.189.3 billion in 2010.  However, these investments were partially offset by a decrease in foreign currency reserves from Ps.14.7 billion in 2009 to Ps.8.4 billion in 2010.  During 2010, there was a significant increase in foreign currency net sales of foreign currency as compared to 2009, and the Central Bank implemented sterilization measures by issuing LEBACs and NOBACs, which increased from an annual average of Ps. 37.5 billion in 2009 to an annual average of Ps. 56.5 billion in 2010, and conducting repo transactions, which increased from an annual average of Ps.13.2 billion in 2009 to Ps. 13.7 billion in 2010.

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified.

Liquidity Aggregates(1)
(in millions of pesos)

	As of December 31,
	2006		2007		2008		2009		2010
Currency in circulation(2)	Ps.	53,781	Ps.	67,022	Ps.	74,046	Ps.	86,015	Ps.	113,496
M1		100,686		126,890		148,214		170,148		231,104
M2		131,369		165,931		188,527		217,400		292,452
M3		222,057		269,932		307,192		353,896		486,243
Monetary base	Ps.	80,066	Ps.	99,279	Ps.	109,449	Ps.	122,350	Ps.	160,408

(1)
Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the figures in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.
Source:  Central Bank.

Liquidity Aggregates(1)
(% change from previous period)

	As of December 31,
	2006	2007	2008	2009	2010
Currency in circulation(2)	23.0%	24.6%	10.5%	16.2%	31.9%
M1	19.7	26.0	16.8%	14.8%	35.8%
M2	19.1	26.3	13.6%	15.3%	34.5%
M3	23.7	20.6	11.1%	13.4%	36.8%
Monetary base	46.3%	24.0%	10.2%	11.8%	31.1%

(1)
Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the figures in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.
Source:  Central Bank.

Foreign Exchange and International Reserves

During 2006, the net amount of dollars entering Argentina through exports declined compared to 2005, which led the Central Bank to decrease its intervention in the foreign exchange market compared to 2005.  Consequently, the peso depreciated slightly against the dollar, and the average exchange rate for 2006 was Ps.3.07 per U.S.$1.00.  The Central Bank’s international reserves increased by 14.1% as compared to 2005.

In the first six months of 2007, the Central Bank continued to intervene in the foreign exchange market by purchasing foreign currency in order to keep the peso from appreciating above desirable levels.  From July to October 2007, the peso weakened against the dollar as a result of challenging conditions in the international financial markets. The Central Bank actively intervened on the spot and futures markets in coordination with the official banking sector to manage exchange rate volatility, resulting in a yearly average exchange rate for 2007 of Ps.3.12 per U.S. dollar.

During 2007, the Central Bank’s international reserves increased 44.1%. The increase of reserves followed a policy designed to protect Argentina against economic shocks and resulted from positive balance of payment results driven primarily by the trade surplus.

During 2008, particularly in the second half of the year, the exchange rate was impacted by a growing global financial crisis and the devaluation of the Brazilian real.  The Central Bank intervened regularly in the exchange rate market to counteract the expectations of a depreciation of the peso.  Starting in May 2008, the Central Bank began offering repo loans in U.S. dollars to provide liquidity without increasing the depreciation pressure on the peso.

As of December 31, 2009, the Central Bank’s international reserves increased by U.S.$1.6 billion to U.S.$48.0 billion from December 31, 2008 levels.  This increase was mainly a result of net currency purchases of dollars within a context of gradual normalization of local financial conditions.

As of December 31, 2010, the Central Bank’s international reserves increased by 8.8% to U.S.$52.2 billion from December 31, 2009 levels.  This increase was mainly a result of net currency purchases stemming from a gradual stabilization of local financial conditions.

The Central Bank’s international reserves decreased by 3.0% to U.S.$49.5billion on September 15, 2011 from U.S.$51.0 billion on September 15, 2010.  Gold holdings increased from U.S.$2.2 billion on September 15, 2010 to U.S.$3.1 billion on September 15, 2011, representing a 40.6% increase. Foreign currency increased 302.6%, from U.S.$1.9 billion to U.S.$7.4 billion on September 15, 2011. These increases were more than offset by a 17.3% decrease in placements of foreign currency as of September 15, 2011 as compared to the same date in 2010.

During both 2010 and 2011, the Central Bank has made loans to the Government for the Debt Repayment Fund. In consideration, the Central Bank has received 10-year U.S. dollar-denominated notes issued by the Treasury. For a description of the loans to the Government see “Public Sector Debt – Overview”.

The Central Bank has diversified the portfolio of currencies in which it holds international reserves in order to reduce the risks and effects of a depreciation of the U.S. dollar against other currencies.  However, current regulations forbid the Central Bank from holding more than 30% of international reserves in currencies other than U.S. dollars.

The following table sets forth the peso’s exchange rate against the U.S. dollar for the periods indicated.

Nominal Exchange Rate(1)
(pesos per U.S. dollar)

	Average	At end of period
2006	3.07	3.07
2007	3.12	3.15
2008	3.16	3.45
2009	3.73	3.80
2010	3.91	3.98
2011	4.04	4.14
January	3.98	4.00
February	4.02	4.03
March	4.04	4.05
April	4.07	4.08
May	4.08	4.09
June	4.10	4.11
July	4.13	4.14
August	4.17	4.20

(1)	The exchange rate used is the “reference exchange rate.”
Source:  Central Bank.

The average nominal exchange rate increased from Ps.3.73 per U.S. dollar on December 31, 2009 to Ps.3.91 per U.S. dollar on December 31, 2010.

Restrictions on Foreign Exchange Transactions

The Central Bank imposes certain restrictions on foreign exchange transactions and capital outflows from Argentina, which have changed over time.  Set forth below, is a summary of the restrictions applicable as of December 31, 2010.

•	Export and import transactions:

–
Exporters must exchange the foreign currency proceeds of their export activities for local currency within a certain period after the transaction.  This period varies depending on the type of product or service, with the maximum term extending up to 365 days after the transaction, with an additional 120 or 180 days in some cases.

–
Importers of goods can exchange local currency for up to the amount invoiced depending on the terms of the sale.  Currency exchanges can only be paid with personal checks or by debits from the client’s account, cash payments are prohibited.  There is no restriction on the payment of imports of services.

•	Capital transfers:

–
Any financial indebtedness or any rollover of existing foreign indebtedness must have a minimum term for repayment of 365 days.  This restriction does not apply to indebtedness incurred through primary public offerings of debt securities traded in self-regulated markets.  In addition, this restriction does not apply to expenses incurred by entities authorized to perform exchange operations, except where such expenses are part of a financial credit line.

–
Residents’ purchases of foreign currencies in excess of certain amounts set from time to time (U.S.$2,000,000 as of December 31, 2010 per month for certain transactions (including real estate transactions, portfolio investment and purchases of travelers checks)) must meet certain requirements:

•
the residents’ foreign currency purchases must not be intended for the purchase of securities issued by residents in the secondary market or the purchase of securities issued by non-residents trading in the country;

•
when a resident’s foreign purchases during the month are greater than U.S.$5,000 and the amount purchased during the year exceeds U.S.$250,000, the institutions must verify that the amounts purchased are compatible with the client’s property declaration; and

•
the client must make a sworn declaration stating that the client has no past due or unpaid foreign debt. This requirement does not apply for purchases of cash and travelers checks in amounts less tan U.S.$10,000 per calendar month among all entities authorized to make currency exchanges.

•	Non-remunerated deposit requirement:

–	Foreign investors must make a deposit, denominated in U.S. dollars, equal to 30% of the total amount of the foreign currency proceeds from borrowings, subject to certain exceptions.

•	Capital repatriation program:

–
In February 2009, the Central Bank set certain conditions for the repatriation of funds by Argentine residents through the Foreign Exchange Market (Mercado Único y Libre de Cambios).  The objective of this regulation is to achieve the declaration through official channels of financial assets, whether located in Argentina or abroad, belonging to Argentine residents.  By virtue of this regulation, Argentine residents could benefit from a reduced tax rate on repatriated or local non-declared funds.  See “Tax Regime—Tax Regularization and Capital Repatriation Program.”

Inflation

Prices are affected by numerous factors, including levels of supply and demand, rates of economic growth, monetary policy and commodity prices.  From 2006 to 2010, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity (including exports and public and private investment), which applied upward pressure on the demand for goods and services.  Some of these pressures were mitigated by Government policies and price agreements with producers and sellers.

In 2006, prices increased at a slower pace, as compared to 2005, due principally to price control agreements between the Government and private companies in certain sectors.

In 2007, the CPI inflation slowed, but the WPI increased 14.6%, more than doubling the increase in 2006.  WPI inflation reflected a 14.7% increase in national products and a 13.2% increase in imported products.

During 2007, there was an increase in commodity prices, which significantly impacted the WPI.  In addition, the dynamics of vigorous demand in the economy contributed to the increase of prices.  The effect of this increase in the CPI was mitigated by several fiscal policies then in effect, such as providing subsidies to certain sectors to reduce consumer prices, and price agreements with producers and sellers.

During 2008, the CPI increased 7.2% and the WPI increased 8.8%.  The smaller increases in the CPI and WPI in 2008 as compared to 2007 was mainly due to the fiscal policies set out above and the decreasing commodity and other prices resulting from the slowdown in the global and local economy in the second half of 2008.

During 2009, the CPI increased 7.7% and the WPI increased 10.3%.  During the first six months of 2009 the slow increase in the CPI and WPI was primarily attributable to the lower rate of growth of the economy and to lower commodity prices as compared to the same period in 2008. The downward trend in the annual change was reversed beginning in mid-2009.  In particular, the annual rate of increase in the prices of goods increased in the second half of 2009, while the rate of increase in the prices of services remained relatively stable.  The main increases were observed in services: health care (9.6%), transport and communication (11.7%) and educational services (14.3%). The main increase observed in goods was in the price of clothes (12.6%).

In 2009, the increase in the WPI was mainly driven by a 10.8% increase in the prices of national products, which was partially offset by a 0.1% decrease in the prices of import products.  The prices of national primary products increased 15.3%, reflecting the partial recovery of agricultural prices after the fall observed at the end of 2008.

During 2010, the CPI increased 10.9% and the WPI increased 14.6%.  The annual increase in the CPI during 2010 was mainly due to increases in the price of certain services and goods, principally: food and beverages (14.7%), clothes (14.6%), leisure (14.6%), and to a lesser degree: education (12.0%) and healthcare (11.9%).  The increase in the WPI was mainly driven by a 14.8% increase in the prices of national products and a 12.2% increase in the prices of imported products.

Since the second half of 2009, rising international prices for agricultural commodities, such as wheat and corn, have impacted domestic market food prices.  This increase in the price of agricultural commodities has directly affected prices of baked goods, cereal and pasta products, and indirectly affected other farming products as a result of the impact on the cost of feed for poultry and beef cattle raised in feedlots.  In addition, at the beginning of the fourth quarter of 2010, beef prices increased as a consequence of a decrease in domestic supply.  However, during the end of November and in December 2010, the price of beef decreased as supply pressures were eased.  In 2010, prices of non-food goods increased at a lower rate as compared to food prices, reversing the trend observed in previous years, during which prices of non-food products and services increased at a faster rate than those of food products.

At the end of January 2007, INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, experienced a process of institutional reforms that resulted in controversy. Certain private analysts objected to the inflation data (and other economic data affected by inflation data, such as poverty and GDP estimates) published by INDEC.  Certain private analysts and non-governmental sources publish inflation estimates and other statistical data, which differ significantly (and present higher estimates of inflation) from that published by INDEC.

In calculating the CPI, INDEC identified changes that needed to be implemented in order to correct a number of distortions and deficiencies in the following areas:

•	Many of the sampled businesses were concentrated in middle class to upper middle class areas, regardless of socioeconomic changes that had occurred in the relevant regions.

•	The specifications and characteristics that were used to identify item prices tended towards higher-end products and higher-priced stores and points of sale.

•	Seasonal products provoked distorted CPI calculations.

In order to address these methodological updates, INDEC implemented a number of changes to its information-gathering and processing methodology, such as:

•	Basket of Goods and Services. The basket of goods and services used to calculate CPI was reduced from 818 items to 440 items.

•
Sampling. Prior to May 2008, INDEC collected CPI information from seven provinces (including Córdoba, Santa Fe, San Luis, Tucumán, Catamarca, Mendoza and Buenos Aires), along with data for the city of Buenos Aires and the greater Buenos Aires area.  Beginning in May 2008, INDEC calculated the CPI for the greater Buenos Aires area only because a number of studies had determined that bringing together CPI figures from the various provinces was resulting in materially inconsistent and unreliable results due to differing methodologies among the provinces.  The provinces had inconsistent baskets, recording methods and pricing items, which presented serious impediments to consolidation. INDEC is working with the Argentine provinces in order to enable each province to have its own CPI, with the objective of ensuring that each such CPI is comparable with the others.

In 2009, the Government created a council consisting of representatives of certain Argentine public universities to analyze the application and accuracy of INDEC’s methodology for estimating CPI from 1999 onwards.

On November 23, 2010, the Ministry of Economy consulted with the IMF for technical assistance in order to prepare a new national CPI with the aim of modernizing the current statistical system.  During the first quarter of 2011, a team from the IMF started working in conjunction with INDEC to create a new national CPI.

Inflation statistics for periods including and subsequent to 2007 were prepared on the basis of INDEC’s updated methodology.  INDEC does not restate inflation statistics.  Accordingly, you should consider this in your evaluation of inflation statistics and evaluation of annual trends.

The following table sets forth inflation rates for the periods specified.

Inflation(1)
Evolution of the annual rate of change in the CPI and WPI
(% change from previous period, unless otherwise specified)

	Consumer Price Index	Wholesale Price Index

2006	9.8%	7.2%
2007	8.5	14.6
2008(2)	7.2	8.8
2009	7.7	10.3
2010	10.9	14.6
2011	9.8	12.5
January	0.7	1.1
February	0.7	0.9
March	0.8	1.0
April	0.8	1.0
May	0.7	1.0
June	0.7	1.1
July	0.8	0.9
August	0.8	0.9

(1)
Annual figures reflect accumulated annual inflation.  The annual inflation figures for 2011 reflect inflation as of August 31, 2011 as compared to August 31, 2010.  Monthly figures reflect inflation for that month, as compared to the prior month.

(2)	In May 2008, the INDEC updated the base year it used to calculate the CPI from 1999 to 2008, along with a number of other methodological changes.
Source: Ministry of Economy.

Regulation of the Financial Sector

The Central Bank regulates the financial sector.  The Central Bank has the authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina.  The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations that further the intent of the Financial Institutions Law.

The Central Bank regulates the financial sector primarily through the Superintendence of Financial Institutions, which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions, and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

Measures Adopted During the 2001 Economic Crisis

Restrictions on bank withdrawals and rescheduling of deposits.  To face the threat of a collapse of the banking sector, in December 2001 and February 2002 the Government imposed strict limits on bank withdrawals.  The first wave of restrictions on deposits, known as the “corralito,” froze all dollar- and peso-denominated demand deposits.  Depositors were permitted to withdraw a certain maximum amount per depositor per week.  The second wave of restrictions on deposits, known as the “corralón,” froze and rescheduled all term deposits in excess of Ps.3,000.

Pesification.  Under the Convertibility Regime, a large portion of the debt obligations within the Argentine economy was denominated in dollars.  The collapse of the Convertibility Regime and subsequent devaluation of the peso threatened to bring about the insolvency of many individuals and institutions owing foreign currency-denominated debts in Argentina.  To relieve this situation, in February 2002, the Government ordered the pesification of the economy.

Litigation resulting from withdrawal restrictions and pesification.  The restrictions on bank withdrawals and the pesification of deposits in 2002 resulted in depositors bringing thousands of cases before the Argentine courts.  The Government does not maintain official data about the number or corresponding aggregate amount of claims involved.  It is estimated that between December 2001 and the end of 2002 more than 100,000 claims were filed in the city of Buenos Aires alone against Argentina, the Central Bank and local banks challenging the withdrawal restrictions and pesification.  Argentina was named a defendant in approximately 80,000 of these lawsuits.

On February 1, 2002, the Argentine Supreme Court ruled that the restrictions on demand deposit withdrawals were unconstitutional in a case involving deposits of an individual depositor with Banco de Galicia y Buenos Aires.  The following day, the Government suspended for 180 days all judicial challenges to the freeze on deposits, a decision also disputed as unconstitutional by claimants.

The court decisions finding the limits on withdrawals illegal and the uncertainty as to what additional restrictions the Government might impose contributed to the uncertain outlook of the banking system in 2002.  On March 5, 2003, the Supreme Court ruled that the Government’s conversion of U.S. dollar-denominated deposits into pesos, as well as its 180-day suspension of judicial challenges, was unconstitutional in the case of deposits of the province of San Luis with Banco de la Nación Argentina.  The San Luis decision has no binding effect in other cases, only over the parties involved in the controversy.  There have been no further decisions in line with the San Luis decision.

On October 26, 2004, the Argentine Supreme Court ruled that the Government’s pesification of bank deposits in 2002 was constitutional in light of the prevailing economic conditions at the close of 2001.  As in the San Luis decision, the decision in each of these cases was limited in its application to the parties involved in the controversy and has no binding effect on other litigants.  Most recently, on December 27, 2006, the Supreme Court upheld the 2002 pesification decree but ordered banks to reimburse depositors whose accounts had still been frozen with an amount in local currency equivalent to the real value of their deposits in December 2001.  The decision settled outstanding complaints by about 50,000 depositors.

While the Government was named as a defendant in many of the cases brought by depositors challenging the pesification and restrictions on bank withdrawals, in most of these cases the party ultimately responsible for making payments to successful claimants have been the financial institutions in which these depositors held their deposits.  Accordingly, the Government does not believe these cases can materially and adversely affect its ability to service Argentina’s public debt.  The Government, however, can offer no assurances to this effect, as the outcomes of these cases depend on the particularities of each case and judicial determinations beyond the Government’s control.

Composition of the Financial Sector

As of December 31, 2010, there were 80 financial institutions operating in Argentina as compared to 90 in 2006.  Foreign participation in the sector also declined from 35 foreign entities as of December 31, 2006, to 29 foreign entities as of December 31, 2010.  The following table sets forth the number of financial institutions operating in Argentina as of the dates specified.

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,
	2006	2007	2008	2009	2010
State-owned banks(1)	12	12	12	12	12
Private banks	60	55	55	54	52
Financial entities other than banks	18	18	17	17	16

Total	90	85	84	83	80

(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,
	2006	2007	2008	2009	2010
National institutions(1)	55	53	52	51	51
Foreign-owned institutions(2)	35	32	32	32	29

Total	90	85	84	83	80

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.
Source: Central Bank.

Assets and Liabilities of the Financial System

Net assets of the financial system have shown an upward trend since 2006.  The quality of these bank assets, as well as bank profitability, has also improved since 2006.  Deposits have dramatically increased, with 2010 year-end total deposits having increased 120.2% as compared to 2006 year-end total deposits.

As of December 31, 2010:

•	peso-denominated loans to the non-financial sector increased 33.3% to Ps.181.9 billion, as compared to the same date in 2009;

•	peso-denominated loans to the non-financial private sector increased 35.7% to Ps.161.7 billion, as compared to the same date in 2009;

-	commercial lending increased 39.9% as compared to the same period of 2009 and accounted for 37.4% of the annual increase in peso-denominated loans to the non-financial private sector;

-
consumer credit lines increased 37.6% to Ps.65.7 billion, as compared to the same date in 2009 and accounted for 42.2% of the annual increase in peso-denominated loans to the non-financial private sector;

•	personal loans increased 31.0% to Ps.39.4 billion, as compared to the same date in 2009 and credit cards increased 48.9% to Ps.26.4 billion, as compared to the same date in 2009;

•	credit cards accounted for 20.4% of the annual increase in peso-denominated loans to the non-financial private sector, while personal loans accounted for 21.9% of this increase; and

-	mortgage guaranteed loans increased 12.4% to Ps.19.9 billion, as compared to the same date in 2009;

To address vulnerabilities in the financial sector, the Central Bank has created incentives to stimulate the mortgage market and increase lending to the private sector.  For example, the Central Bank eased capital requirements for mortgage loans up to Ps.200 million and introduced streamlined systems of screening and credit scoring for mortgage lenders.  Also, the Central Bank has restricted banks’ ability to lend to the public sector.  Since July 2007, lending to the public sector cannot compose more than 35% (reduced from 40%) of a bank’s total loan portfolio.  The Central Bank expects these and other policies to continue improving the financial sector over the short term.

In 2010, the Central Bank created the “Bicentenary Productive Financing Program” (BPFP) to stimulate the industrial sector.  Through the BPFP, the Central Bank provides long-term funding to financial institutions, thus reducing borrowing costs for companies.  Under the BPFP, each financial entity pays a 9% nominal annual rate on funds borrowed while the total financial cost for the ultimate borrower has to be at a 9.9% nominal annual rate.  The first six fund auctions of the BPFP were held between October 2010 and July 2011 and disbursed approximately Ps.1.8 billion out of the Ps.8 billion allocated for the program.  Loans were used to finance projects in several areas, including metalworking, auto parts manufacturing, agricultural machinery, toys, clothing, printing, yerba mate and tea production, and transport.

As a result of the measures adopted by the Central Bank, the exposure of financial entities to the public sector decreased gradually between 2006 and 2010, reaching 12.2% of total assets in 2010, as compared to 21.7% of total assets in 2006.  This decrease was primarily due to a reduction in exposure by state-owned banks.

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution
(in millions of pesos)

	As of December 31,
	2006		2007		2008(2)		2009(2)		2010
State-owned banks:(1)

Assets	Ps.	102,486	Ps.	116,957	Ps.	130,855	Ps.	151,354	Ps.	222,422
Liabilities		91,478		104,890		117,850		136,387		203,517
Net		11,008		12,067		13,005		14,967		18,905
Private banks:
Assets		152,414		175,509		208,888		229,549		280,025
Liabilities		131,476		152,153		182,596		198,438		243,766
Net		20,938		23,356		26,292		31,111		36,259
Financial entities other than banks:
Assets		3,483		5,374		7,019		6,479		7,857
Liabilities		2,415		4,040		4,936		4,222		5,469
Net		1,068		1,334		2,083		2,257		2,388
Total assets and liabilities:
Assets		258,384		297,839		346,762		387,381		510,304
Liabilities		225,369		261,082		305,382		339,047		452,752

Total net	Ps.	33,014	Ps.	36,757	Ps.	41,380	Ps.	48,344	Ps.	57,552

(1)	Includes national, provincial and municipal banks.
(2)	Preliminary figures.
Source:  Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution
(% change from the previous period)

	As of December 31,
	2006	2007	2008(2)	2009(2)	2010
State-owned banks:(1)
Assets	11.3%	14.1%	11.9%	15.7%	47.0%
Liabilities	10.3	14.7	12.4	15.7	49.2
Net	20.3	9.6	7.8	15.1	26.3
Private banks:
Assets	19.2	15.2	19.0	9.9	22.0
Liabilities	18.6	15.7	20.0	8.7	22.8
Net	23.6	11.5	12.6	18.3	16.5
Financial entities other than banks:
Assets	69.0	54.3	30.6	(7.7)	21.3
Liabilities	94.4	67.3	22.2	(14.5)	29.5
Net	30.4	24.9	56.2	8.3	5.8
Total assets and liabilities:
Assets	16.4	15.3	16.4	11.7	31.7
Liabilities	15.5	15.8	17.0	10.0	33.5

Total net	22.6%	11.3%	12.6%	16.8%	19.1%

(1)	Includes national, provincial and municipal banks.
(2)	Preliminary figures.
Source:  Central Bank.

Assets

From 2006 to 2010, total assets of the financial system increased steadily by 16.4% to Ps.258.4 billion in 2006; 15.3% to Ps.297.8 billion in 2007; 16.4% to Ps.346.8 billion in 2008; 11.7% to Ps.385.9 billion in 2009 and 31.7% to Ps.510.3 billion in 2010.

Throughout the 2006 to 2010 period, the growth of financial system assets reflected improving confidence in the financial system and rising economic activity.

Loan Portfolio and Risk Profile

During 2006, credit increased, primarily as a result of increasing economic activity due to greater confidence in the financial system after the economic crisis of 2001, and the general improvement in economic activity, which resulted in an increase in loans to individuals and businesses and an increase of 39.3% to Ps.77.8 billion in outstanding credit to the non-financial private sector.  Total credit in that period also increased 26.1%, from Ps.79.2 billion as of December 31, 2005, to Ps.99.9 billion as of December 31, 2006.

During 2007, credit continued to increase.  As of December 31, 2007, outstanding credit to the non-financial private sector had increased 41.9% to Ps.110.4 billion and total credit had increased 28.0% to Ps.127.9 billion.  Consumer financing continued to grow, although at a slower pace than in 2006. Foreign currency loans to private sector also increased in 2007, mainly due to financing of exports.

During 2008, total outstanding credit increased 17.2% to Ps.149.9 billion.  State owned banks increased their participation in total credit from 29.1% in 2007 to 32.8% in 2008, while private banks reduced their participation from 67.6% in 2007 to 63.8% in 2008.  Consumer financing increased 32.8% in 2008 driven by credit card financing and personal loans.  Total outstanding credit grew at a slower pace in 2008 compared to 2007 mainly as a result of the global financial crisis, partially offset by the Government’s actions to increase liquidity, particularly in respect of consumer financing.

From 2006 to 2007, credit to the public sector decreased, reflecting the fiscal surplus achieved by the Government during that period.  Credit to the non-financial public sector decreased 19.2% to Ps.20.9 billion as of December 31, 2006 and 20.6% to Ps.16.5 billion as of December 31, 2007.  During 2008, credit to the non-financial public sector increased 3.0% to Ps.17.1 billion.  During 2009, credit to the non-financial public sector increased 20.4% to Ps.20.6 billion. During 2010, credit to the non-financial public sector increased 25.9% to Ps.25.9 billion.

During 2008, peso-denominated loans to the non-financial private sector increased 22.4% to Ps.108.1 billion, and the U.S. dollar-denominated loans increased 15.0% to U.S.$5.9 billion.  This increase resulted primarily from financings related to export activity.  Peso-denominated personal loans also increased 31.5% during this period.  Overall, there was a reduction of the growth rate in all categories as compared to 2007.

Risk classification remained stable from 2006 through 2010, with fewer than 1% of all outstanding loans classified as irrecoverable throughout that period.

During December 2009, peso-denominated loans to the private sector increased 10.2% to Ps.119.1 billion and the dollar-denominated loans decreased 12.3% to U.S.$5.2 billion as compared to the same period in 2008.  In 2010, peso-denominated loans increased 33.3% as compared to 2009.  Peso-denominated loans to the private sector increased 35.7%, from Ps.119.1 billion in 2009 to Ps.161.7 billion in 2010 and dollar-denominated loans increased 41.6%, from U.S.$5.2 billion in 2009 to U.S.$7.4 billion in 2010.

The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution
(in millions of pesos)

	As of December 31,
	2006		2007		2008		2009		2010
State-owned banks(1)	Ps.	30,211	Ps.	37,247	Ps.	49,258	Ps.	61,231	Ps.	78,469
Private banks		67,066		86,533		95,658		98,069		139,276
Financial entities other than banks		2,663		4,150		5,059		4,744		6,150

Total	Ps.	99,940	Ps.	127,931	Ps.	149,975	Ps.	164,044	Ps.	223,896

(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Outstanding Loans by Type of Financial Institution
(as a % of total)

	As of December 31,
	2006	2007	2008	2009	2010
State-owned banks(1)	30.2%	29.1%	32.8%	37.3%	35.0%
Private banks	67.1	67.6	63.8	59.8	62.2
Financial entities other than banks	2.7	3.2	3.4	2.9	2.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Allocation of Outstanding Loans by Sector
(in millions of pesos)

	As of December 31,
	2006		2007		2008		2009		2010
Non-financial public sector	Ps.	20,874	Ps.	16,583	Ps.	17,083	Ps.	20,570	Ps.	25,097
Financial sector (public and private)		4,962		5,030		4,793		4,052		5,018
Non-financial private sector		77,832		110,406		132,844		145,247		199,202
Provisions for doubtful accounts		(3,728)		(4,088)		(4,744)		(5,824)		(6,232)

Total	Ps.	99,940	Ps.	127,931	Ps.	149,975	Ps.	164,044	Ps.	223,896

Source: Central Bank.

Allocation of Outstanding Loans by Sector
(% change from the previous period)

	As of December 31,
	2006	2007	2008	2009	2010
Non-financial public sector	(19.2)%	(20.6)%	3.0%	20.4%	25.9%
Financial sector (public and private)	102.5	1.4	(4.7)	(15.5)	23.9
Non-financial private sector	39.3	41.9	20.3	9.3	37.1
Provisions for doubtful accounts	(24.4)	9.7	16.0	22.8	7.0

Total	26.1%	28.0%	17.2%	9.4%	36.5%

Source: Central Bank.

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System
by Type of Institution
(as a % of total loans, as of December 31, 2010)

	Public Banks(7)	Private Banks	Financial Companies	Credit Unions	Financial System
Risk category:
Current(1)	97.8%	97.2%	93.4%	84.3%	97.3%
Potentially problematic:
Under observation and inadequate payment(2)	0.9	1.0	2.6	2.7	1.0
Under negotiation or restructuring(3)	0.5	0.5	1.3	2.9	0.6
Problematic(4)	0.4	0.8	1.9	5.9	0.7
Insolvent(5)	0.4	0.5	0.8	4.2	0.5
Irrecoverable(6)	0.0	0.0	0.0	0.0	0.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
Loans where financial condition of debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)
Loans where financial condition of debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)
Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 6% (with guarantees) and 12% (without guarantees) for these loans.

(4)
Loans where inability of debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(5)
Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(6)
Loans where financial condition of debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

(7)	Includes national, provincial and municipal banks.
Source: Central Bank.

Deposits

During 2006, total deposits in Argentina’s banking system increased 25.2% to Ps.170.9 billion as of December 31, 2006.  Non-financial public sector deposits increased 33.7% as of December 31, 2006.  Deposits by the non-financial private sector increased 22.3%, demand deposits increased 14.5%, deposits in savings accounts increased 26.2% and term deposits increased 26.7% as of December 31, 2006.  The increase in deposits in 2006 reflected the improvement of public sector finances and an increase in the level of economic activity.

During 2007, total deposits in Argentina’s banking system increased 20.3% to Ps.205.6 billion as of December 31, 2007.  Non-financial public sector deposits increased 7.8% as of December 31, 2007.  Deposits by the non-financial private sector increased 24.9%, demand deposits increased 28.9%, deposits in savings accounts increased 30.9% and term deposits increased 19.9% as of December 31, 2007.  The increase in deposits in 2007 reflected the improvement of public sector finances and high levels of economic activity.

During 2008, total deposits in Argentina’s banking system increased 14.91% to Ps.236.2 billion as of December 31, 2008.  Non-financial public sector deposits increased 37.6% as of December 31, 2008.  Deposits by the non-financial private sector increased 7.7%, demand deposits increased 12.0%, deposits in savings accounts increased 8.0% and term deposits increased 5.5% as of December 31, 2008.  The increase in deposits of the non-financial public sector in 2008 was mainly a result of the unification of the hybrid public/private national pension system into a sole public pension system, the Argentine Integrated Pension System.  As a result of the unification, the resources administered by the private pension funds were transferred to a separate fund of ANSES.  The total amount of resources transferred to ANSES as of December 31, 2008, had an average impact on the total peso-denominated deposits of the non-financial public sector of approximately Ps.5.0 billion in December 2008.

Broken down by currency, deposits increased as follows as of December 31, 2008:

•	total peso-denominated deposits increased 11.2% to Ps.197.1 billion;

•	peso-denominated deposits by the non-financial public sector increased 28.8% to Ps.61.2 billion;

•	peso-denominated deposits by the non-financial private sector increased 4.7% to Ps.135.8 billion; and

•	total dollar-denominated deposits increased to U.S.$9.3 billion.

During 2009, total deposits in Argentina’s banking system increased 15.1% to Ps. 271.8 billion as of December 31, 2009.  Non-financial public sector deposits increased 3.4% as of December 31, 2009.  Deposits by the non-financial private sector increased 19.6%, demand deposits increased 14.9%, deposits in savings accounts increased 24.4% and term deposits increased 20.2% as of December 31, 2009.  The increase in deposits in 2009 reflected the recovery in economic activity after the global financial crisis.

Broken down by currency, deposits were as follows as of December 31, 2009:

•	total peso-denominated deposits increased 9.8% to Ps.216.7 billion as compared to the same date in 2008;

•	peso-denominated deposits by the non-financial public sector decreased 1.1% to Ps.61.1 billion as compared to the same date in 2008;

•	peso-denominated deposits by the non-financial private sector increased 14.8% to Ps.155.6 billion as compared to the same date in 2008; and

•	total dollar-denominated deposits increased 26.2% to U.S.$11.8 billion as compared to the same date in 2008.

During 2010, total deposits in Argentina’s banking system increased 38.4% to Ps.376.3 billion as of December 31, 2010.  Non-financial public sector deposits increased 67.2% as of December 31, 2010.  Deposits by the non-financial private sector increased 29.2%, demand deposits increased 31.9%, deposits in savings accounts increased 33.1% and term deposits increased 25.6% as of December 31, 2010.  The increase in deposits in 2010 reflected the recovery in economic activity after the global financial crisis.

Broken down by currency, deposits were as follows as of December 31, 2010:

•	total peso-denominated deposits increased 37.2% to Ps.297.3 billion as compared to the same date in 2009;

•	peso-denominated deposits by the non-financial public sector increased 52.5% to Ps.93.2 billion as compared to the same date in 2009;

•	peso-denominated deposits by the non-financial private sector increased 31.2% to Ps.204.0 billion as compared to the same date in 2009; and

•	total dollar-denominated deposits increased 35.0% to U.S.$15.9 billion as compared to the same date in 2009.

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution
(in millions of pesos)

	As of December 31,
	2006		2007		2008		2009		2010
State-owned banks(1)	Ps.	76,307	Ps.	88,065	Ps.	99,818	Ps.	116,292	Ps.	176,465
Private banks		94,095		116,719		135,711		154,387		198,633
Financial entities other than banks		496		767		688		1,173		1,217

Total	Ps.	170,898	Ps.	205,551	Ps.	236,217	Ps.	271,853	Ps.	376,344

(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Deposits by Type of Financial Institution
(as a % of total)

	As of December 31,
	2006	2007	2008	2009	2010
State-owned banks(1)	44.7%	42.8%	42.3%	42.8%	46.9%
Private banks	55.1	56.8	57.5	56.8	52.8
Financial entities other than banks	0.3	0.4	0.3	0.4	0.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.
Source: Central Bank.

Deposits by Sector and by Type of Deposit
(in millions of pesos)

	As of December 31,
	2006		2007		2008		2009		2010
Non-financial public sector	Ps.	45,610	Ps.	49,156	Ps.	67,648	Ps.	69,916	Ps.	116,898
Financial sector (public and private)		944		1,147		1,309		1,828		919
Non-financial private sector		124,345		155,248		167,260		200,109		258,528
Demand deposits		30,186		38,920		43,598		50,114		66,105
Savings accounts		32,891		43,050		46,486		57,845		77,013
Term deposits		56,309		67,499		71,225		85,610		107,515
Others		4,959		5,780		5,951		6,540		7,895

Total deposits	Ps.	170,898	Ps.	205,551	Ps.	236,217	Ps.	271,853	Ps.	376,344

Source: Central Bank.

Deposits by Sector and by Type of Deposit
(% change from the previous period)

	As of December 31,
	2006	2007	2008	2009	2010
Non-financial public sector	33.7%	7.8%	37.6%	3.4%	67.2%
Financial sector (public and private)	27.9	21.5	14.2	39.7	(49.7)
Non-financial private sector	22.3	24.9	7.7	19.6	29.2
Demand deposits	14.5	28.9	12.0	14.9	31.9
Savings accounts	26.2	30.9	8.0	24.4	33.1
Term deposits	26.7	19.9	5.5	20.2	25.6
Others	3.7	16.6	2.9	9.9	20.7

Total deposits	25.2%	20.3%	14.9%	15.1%	38.4%

Source: Central Bank.

Interest Rates

Interest Rates on Bank Loans

As of December 31, 2010, the annual average prime rate on peso-denominated 30-day loans was 10.6% (as compared to 15.7% as of December 31, 2009) and the annual average interbank rate on peso-denominated loans was 9.2% (as compared to 10.5% as of December 31, 2009).  The overdraft current account rate decreased from 15.7% as of December 31, 2009 to 10.6% as of December 31, 2010.  The annual average dollar-denominated interbank rate decreased from 3.0% as of December 31, 2009 to 2.1% as of December 31, 2010.

As of December 2010, nominal annual interest rates on peso-denominated personal loans decreased to 29.1% and the average interest rates on peso-denominated mortgage loans increased from 13.5% as of December 2009 to 14.6%.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans
(nominal annual interest rate)

	2006	2007	2008	2009	2010
Domestic currency:
Interbank(1)	7.2%	8.7%	10.4%	10.5%	9.2%
Prime/Overdraft Current Account(2)	8.6	11.0	19.4	15.7	10.6

Foreign currency:
Interbank(1)	3.1%	4.7%	3.4%	3.0	2.1
Prime(2)	n/a	n/a	n/a	n/a	n/a

(1)	Average interbank rate.
(2)
Average 30-day prime rate until 2008.  In August 2009, the Central Bank discontinued the publication of this rate, which was replaced by the average interest rate on current account peso-denominated overdrafts since 2009.

n/a = not available
Source:  Central Bank.

Interest Rates on Deposits

In 2006, interest rates on peso-denominated deposits continued to rise.  The average nominal interest rate on peso-denominated term deposits increased from 3.9% to 6.5% while the average nominal interest rate for savings deposits remained at 0.8%.  For dollar-denominated deposits, the average nominal interest rate on foreign currency-denominated term deposits increased from 0.5% to 0.9% while the average nominal interest rate for savings deposits remained stable.  As in 2005, the maintenance of a more restrictive monetary policy caused the rise in interest rates.

The average nominal annual interest rate on peso-denominated term deposits increased from 6.5% in 2006 to 7.9% in 2007, and the average nominal annual interest rate on dollar-denominated term deposits rose from 0.9% to 1.4% for the same period.  The average nominal annual interest rate on peso-denominated deposits of more than Ps.1.0 million, also known as the BADLAR rate, increased from 9.8% in December 2006 to 13.5% in December 2007.

The average nominal annual interest rate on peso-denominated term deposits increased from 7.9% in 2007 to 11.1% in 2008, and the average nominal annual interest rate on dollar-denominated term deposits increased from 1.4% to 1.5% during the same period.  The BADLAR rate increased from 13.5% in December 2007 to 19.1% in December 2008.  The increases in interest rates in 2008 were primarily a result of the government’s monetary policy and a trend of higher interest rates related to the global financial crisis.

The average nominal annual interest rate on peso-denominated term deposits increased from 11.1% in 2008 to 11.8% in 2009.  The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 1.5% in 2008 to 1.1% in 2009.  The BADLAR rate decreased from 19.1% in December 2008 to 9.8% in December 2009.  These rate decreases occurred against a backdrop of financial stabilization throughout 2008, helping to increase loans directed to families and companies.

The average nominal annual interest rate on peso-denominated term deposits decreased from 11.8% in 2009 to 9.4% in 2010.  The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 1.1% in 2009 to 0.4% in 2010.  The BADLAR rate decreased from 9.8% in December 2009 to 11.1% in December 2010.  These rate decreases occurred against a backdrop of financial stabilization throughout 2010, helping to increase personal and commercial loans.

The following table sets forth information regarding average interest rates on bank deposits for the periods specified.

Interest Rates on Deposits and LEBACs
(nominal annual interest rate)

	2006	2007	2008	2009	2010
Domestic currency:
Savings deposits	0.8%	0.6%	0.6%	0.5%	0.4%
Term deposits(1)	6.5	7.9	11.1	11.8	9.4
Average deposit rate(2)	4.2	5.2	7.3	7.7	6.5
LEBAC(3)	8.1	10.3	11.1	13.4	13.1

Foreign currency:
Savings deposits	0.1	0.1	0.1	0.1	0.1
Term deposits(1)	0.9	1.4	1.5	1.1	0.4
Average deposit rate(2)	0.5	0.8	0.8	0.6	0.3
LEBAC(3)	5.2%	5.2%	n/a	n/a	n/a

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Average annual rate for all term LEBAC.
n/a = not available
Source:  Central Bank.

Securities Markets

Since the early 1990s, Argentina has had active bond and equities markets.  Trading on the Argentine markets is dominated by Government bonds and followed by trading of corporate equity securities and corporate bonds.  Trading of other instruments such as futures and options represents only a small portion of market activity, although futures trading has increased somewhat since mid-2002 due to the development of the futures trading market.

Regulation of the Securities Markets

The markets are regulated by the Comisión Nacional de Valores (National Securities Commission, or “CNV”), the stock exchanges and Caja de Valores, a clearinghouse.  The CNV regulates all agents that carry out transactions in Argentina’s public securities markets and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities.  There are 10 stock exchanges in Argentina, six of which are authorized to quote securities:  Buenos Aires, Córdoba, Mendoza, Del Litoral (Santa Fe), La Rioja and Rosario.  The oldest and largest is the Buenos Aires Stock Exchange, which was founded in 1854.  Argentina also has an electronic trading system known as the Mercado Abierto Electrónico or “MAE,” on which bonds also trade.  In addition, several rating agencies operate in Argentina.

Beginning in 1989, the Government introduced substantial reforms in the capital markets to promote foreign investment.  The elimination of restrictions on foreign capital transactions allowed foreign investors greater access to the Argentine securities markets.  The Government subsequently created a framework to permit the introduction of non-bank financial products into the financial system, increasing the number of alternative investment vehicles available to foreign investors.  During the 1990s, Argentina’s active bond and equities markets attracted significant amounts of portfolio investment from abroad, fueling the expansion of the country’s capital markets.

In 2006, the Merval index accumulated an increase of 35.5%. In 2006, the total value, or market capitalization, of Argentina’s securities markets for equities was U.S.$400.5 billion.

In 2007, the Merval index increased 2.9%, as compared to an increase of 35.5% in 2006.

The Merval index decreased 49.8% in 2008, as compared to an increase of 2.9% in 2007. Argentina’s securities markets were negatively impacted by the global financial crisis in the second half of 2008.  The total value, or market capitalization, of Argentina’s securities markets for equities as of December 31, 2008, was U.S.$357.2 billion, as compared to U.S.$562.7 billion as of December 31, 2007.

As of December 31, 2009, the market capitalization of Argentina’s securities markets for equities was U.S.$575.5 billion, a 61.1% increase as compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2008.

As of December 31, 2010, the market capitalization of Argentina’s securities markets for equities was U.S.$477.9 billion, a 17% decrease as compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2009.

Mutual Funds

From 2005 to 2008, individuals, pension funds and mutual funds constituted the largest groups of investors in Argentina’s capital markets.  The development of mutual funds and the increase in the assets of Argentine institutional pension funds created a broader domestic capital market and increased the level of activity on the Buenos Aires Stock Exchange.

On October 21, 2008, the Government introduced a bill to Congress proposing to unify the hybrid public/private national pension system into a sole public pension system, the Sistema Integrado de Jubilaciones y Pensiones (Argentine Integrated Pension System).  Following a period of debate, Law No. 26,425 was passed by Congress on November 20, 2008, and entered into effect on December 9, 2008.  The law unified the national pension system into the Argentine Integrated Pension System, structured as a “pay as you go” system (Sistema Solidario de Reparto), and absorbed and replaced the former private pension system.  Pursuant to the new law, the resources administered by the private pension funds were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by ANSES, which can be used only to pay the benefits of the Argentine Integrated Pension System.  The total assets of the FGS increased 26.4% to Ps.178.0 billion as of December 31, 2010, from Ps.140.8 billion as of December 31, 2009.  One of the goals of FGS in managing its assets is to provide financing to foster economic development.  As of December 31, 2010, FGS investment in projects for economic development amounted to Ps.19.5 billion, a 132% increase as compared to 2009.  Total investment in production and infrastructure projects by the FGS increased from 5.7% of total assets in December 2009 to 10.7% of total assets in December 2010.  Total investment in the production sector was mainly allocated to energy infrastructure and public works projects.

As of June 30, 2009, ANSES had conducted eight auctions with respect to the new pension fund created with the private pension fund assets.  Pursuant to the auction process, ANSES offered to invest the funds in fixed-term deposits in return for pledges by banks to lend the money at below-market rates to increase liquidity in the market.  As of March 13, 2009, ANSES had auctioned Ps.1.8 billion and U.S.$0.5 billion for investment in fixed-term deposits destined for loans to individuals, car loans and loans to small- and medium-sized companies.  The unification of the pension system may have an adverse effect on the liquidity of Argentina’s markets, particularly the corporate bond market, which depended substantially on investment by private pension funds.  The equities market may also be affected.

Government Bonds

The Argentine bond market is dominated by Government securities.  The Treasury bond market, established by the Government in 1994, is supervised and managed by the Treasury.  Prior to the establishment of the Treasury bond market, the short- to medium-term peso debt market was composed exclusively of certificates of deposit.  CRYL, a clearinghouse managed by the Central Bank, handles Treasury bond issues.

Government bond trading volumes increased from U.S.$26.9 billion as of December 31, 2006, to U.S.$54.6  as of December 31, 2008.  However, due to the global financial crisis, Government bond trading volumes decreased to U.S.$20.7 billion as of December 31, 2009.  In 2010, Government bond trading volumes increased to U.S.$27.1 billion, mainly as a result of the recovery in the public bonds market during the period.

For a description of the types of domestic bonds issued by the Government see “Public Sector Debt.”

Corporate Bonds

Corporate bonds are issued in bearer or registered form and may be repaid in local or foreign currency, according to the terms and conditions of their issuance.  Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer.

Equities

The Argentine equities market is regulated by the CNV.  The stock exchanges set the rules that companies must follow in order to list their equity securities on those exchanges.

The number of listed companies in Argentina increased from 96 as of December 31, 2006, to 98 as of December 31, 2010.  Equity trading volumes increased from U.S.$4.9 billion as of December 31, 2006, to U.S.$7.0 billion as of December 31, 2007.  However, due to the global financial crisis, equity trading volume decreased to U.S.$6.5 billion and U.S.$2.9 billion as of December 31, 2008 and December 31, 2009, respectively.  In 2010, equity trading volume increased to U.S.$3.6 billion, mainly as a result of the recovery in the equities market during the period.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock exchange as of the dates specified.

Market Capitalization and Traded Amount
on the Buenos Aires Stock Exchange
(in millions of U.S. dollars, unless otherwise specified)

	As of December 31,
	2006		2007		2008		2009		2010

Market capitalization (in billions of U.S.$)	U.S.$	400.5	U.S.$	562.7	U.S.$	357.2	U.S.$	575.5	U.S.$	477.9
Average daily traded amount		173.1		272.8		304.5		146.3		184.6
Shares		20.0		28.5		26.5		11.7		14.6
Corporate bonds		1.6		1.7		3.0		3.5		3.0
Public bonds		108.8		191.6		220.8		84.6		110.2
Others(1)		42.8		50.9		54.2		46.4		56.8
Total traded amount(2)		42,762		67,101		75,200		35,696		45,407
Shares		4,929		7,023		6,534		2,864		3,583
Corporate bonds		395		421		732		848		745
Public bonds		26,875		47,131		54,535		20,653		27,103
Others(1)	U.S.$	10,563	U.S.$	12,526	U.S.$	13,399	U.S.$	11,331	U.S.$	13,977

(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.
Source:  Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Introduction

Argentina’s public sector comprises national, provincial and municipal entities.  The national entities are divided into the non-financial public sector and the financial public sector.  The non-financial public sector consists of the National Administration, state-owned enterprises and certain special-purpose fiduciary funds.  The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds).  The financial public sector consists of the Central Bank, the Banco de la Nación Argentina (or “BNA”), the Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or “BICE”) and ten other public financial entities (including provincial and municipal banks).

The chart below sets forth the organizational structure of Argentina’s public sector.

The Central Administration is comprised of the executive, legislative and judicial branches of the Government, including the public ministries.  Decentralized agencies include governmental institutions, such as the Administración Federal de Ingresos Públicos, or “AFIP” – the agency that administers the Government’s tax collections and customs – with a budget, revenues and expenditures separate from the Central Administration.  The national social security institutions consist of ANSES (which is an autarchic entity), the Armed Forces Pension Fund and the Federal Police Pension Fund.  To date, ten provinces and two municipalities, including the city of Buenos Aires, have transferred their social security obligations to ANSES.  See “—Social Security.”  These former provincial obligations are currently managed by ANSES.

The national public accounts reflect the consolidated results of the non-financial public sector. Transfers from the Central Bank to the Treasury, however, are included in the Government’s fiscal revenues.  Argentina’s provincial and local authorities are independent from the federal government and maintain separate fiscal accounts.  Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts.  The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided other forms of financial assistance to the provinces.  See “—Fiscal Relations with the Provinces.”

Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued.  In the discussion of the National Public Accounts below, we refer to the national non-financial public sector as the Government.  Additionally, we refer to the fiscal balance of the non-financial public sector as the primary balance.  This primary balance does not reflect the issuance of Bocones, which the Government issues to pay for a portion of its expenditures.  The overall balance of the non-financial public sector includes interest payments unless otherwise specified.

On October 21, 2008, the Government introduced a bill to Congress proposing to unify the hybrid public/private national pension system into a sole public pension system, the Sistema Integrado de Jubilaciones y Pensiones (Argentine Integrated Pension System).  Following a period of debate, Law No. 26,425 was passed by Congress on November 20, 2008, and entered into effect on December 9, 2008.  The law unified the national pension system into the Argentine Integrated Pension System, structured as a “pay as you go” system (Sistema Solidario de Reparto), and absorbed and replaced the former private pension system.  Pursuant to the new law, the resources administered by the private pension funds were transferred to a separate fund (FGS) to be administered by the ANSES, which can be used only to pay the benefits of the Argentine Integrated Pension System.  The total assets of the FGS amounted to Ps.178.0 billion as of December 31, 2010.

National Public Accounts

From 2006 to 2010, Argentina experienced significant economic expansion, which led to an increase in public revenues.  Expenditures also grew during this period, as the Government attended to important social needs, social security payments increased and transfers to the provinces also increased.  Argentina had positive primary fiscal balances during this period and positive overall balances from 2006 to 2008.

The global financial crisis that commenced in 2008 affected Argentina’s fiscal results in 2009.  During this year, tax revenues slowed relative to expenditures.  The Government sought to stimulate the economy (in line with policies adopted by other countries).  Even given the effects of the global financial crisis and fiscal response, Argentina experienced a primary surplus of 1.5% of nominal GDP in 2009.  In 2010, Argentina experienced a primary surplus of 1.7% of nominal GDP.  The overall fiscal surplus was 0.2% of GDP in 2010 as compared to a 0.6% deficit in 2009.  See “—The Budget.”

Due to favorable fiscal results from 2006 to 2010, the Government implemented the following measures in order to address social needs and provide for fair wages within a framework of encouraging continued economic growth:

•
several increases in social security payments to workers who are heads of households with dependents (asignaciones familiares).  The Government increased social security payments by 20% in January 2007, 40% in September 2007, 35% in September 2008, 33% in October 2009 and 22% in October 2010.  In addition, in September 2008, the Government raised the maximum salary to qualify for these payments;

•
two one-time increases in the monthly economic aid package provided to the beneficiaries of the Heads of Households Program and the Programa de Atención a Grupos Vulnerables (Vulnerable Groups Assistance Program), in 2004 and in 2008.  The Vulnerable Groups Assistance Program provides social services to women who are heads of households, at-risk youths, senior citizens, people with disabilities and the indigenous population;

•
a one time payment of Ps.150 for the beneficiaries of the Plan Familias in December 2008.  Plan Familias seeks to reduce the intergenerational transmission of poverty by providing targeted subsidies to the poorest families based upon the number of children under 19 years of age, disabled individuals in the family unit and pregnant women living in the household. Payments per child or pregnant woman were set at Ps.255 per month in March 2009 with a maximum per family of Ps.480 per month;

•	periodic increases in the minimum monthly payment for beneficiaries of the public pension system, which amounted to Ps.1,046.4 as of December 2010; and

•	periodic increases in the minimum increase of monthly wage for public and private employees, including an increase of approximately 21% in 2010 to Ps.1,740 as of December 2010; and

•	yearly increases of 15% to 20.0% in the salaries of public employee since 2006.

In November 2009, the Government implemented a social security plan to protect children under the age of 18.  This measure provides for monthly payments of Ps.180 for children under the age of 18 whose parents do not receive any family allowances, are unemployed or work in the informal market. The Government estimates that this measure could have a maximum cost of approximately Ps.10.0 billion.  In October 2010, the Government increased monthly payments for children under the age of 18 by 22.2% to Ps.220, increasing total budgeted expenses for 2010 by Ps.1.8 billion. Additionally, in 2010, the Government increased public employee salaries by approximately 21.0%.

Evolution of Fiscal Results: 2006 to 2010

The following tables set forth the national public accounts for the periods specified.

National Public Accounts
(in millions of pesos)

	2006		2007		2008(8)		2009(8)		2010
Fiscal revenue
Current revenue:
National Administration taxes(1)	Ps.	124,226	Ps.	163,507	Ps.	216,565	Ps.	224,440	Ps.	305,952
Social security tax(1)		25,606		44,721		54,694		77,064		100,962

Net operating result from state-owned enterprises		(264)		(387)		(1,056)		(1,583)		(1,778)
Other non-tax revenue (2)		8,371		9,653		14,630		32,598		43,085
Capital revenue (3)		298		224		673		162		160
Total fiscal revenues	Ps.	158,237	Ps.	217,718	Ps.	285,506	Ps.	332,681	Ps.	448,381
Primary expenditures(4)
Current expenditures:
National Administration wages		14,325		18,615		24,687		33,777		48,043
Goods and services		4,859		6,411		8,073		11,460		15,380
Social security(7)		32,190		50,461		64,552		83,240		107,068
Transfers to provinces		45,040		58,783		75,542		85,017		112,126
Other transfers (5)		21,952		34,717		54,155		63,313		89,571
Other expenditures		254		1,130		2,392		2,601		5,471
Capital expenditures		16,460		21,931		23,576		35,996		45,640
Total primary expenditures		135,079		192,048		252,977		315,403		423,298
Primary fiscal balance	Ps.	23,158	Ps.	25,670	Ps.	32,529	Ps.	17,278	Ps.	25,082
Interest payments(6)		(11,542)		(16,423)		(17,874)		(24,417)		(22,047)
Privatization proceeds		7		49		0		8		33
Overall balance of non-financial public sector	Ps.	11,623	Ps.	9,296	Ps.	14,655	Ps.	(7,131)	Ps.	3,068

(1)
Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers..
(3)	Excludes revenues from privatization.
(4)
The Government pays for certain of its expenditures by issuing bonds known as Bocones.  Bocones constitute bonds to be paid in the future rather than cash payments, and are therefore not included under cash basis expenditures.  The amount of such Bocones issued in 2006, 2007, 2008, 2009 and 2010 was Ps.3.5 billion, Ps.3.1 billion, Ps.2.6 billion, Ps.1.3 billion and Ps. 0.5billion respectively.  For a description of these security arrangements, see “Public Sector Debt—Debt Management Following the 2001 Debt Crisis.”

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(6)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange.
(7)
Figures presented under “Social security” in this table differ from those presented in the table titled “Composition of National Public Expenditures” because they were calculated using different methodologies.

(8)	Revenues for 2008, 2009 and 2010 include pension contributions resulting from the Argentine Integrated Pension System.
Source:  Ministry of Economy.

	National Public Accounts (as a percentage of nominal GDP)
	2006	2007	2008(8)	2009(8)	2010
Fiscal revenue
Current revenue:
National Administration taxes(1)	19.0%	20.1%	21.0%	19.6%	21.2%
Social security tax(1)	3.9	5.5	5.3	6.7	7.0
Net operating result from state-owned enterprises	n.m.	0.0	(0.1)	(0.1)	(0.1)
Other non-tax revenue (2)	1.3	1.2	1.4	2.8	3.0
Capital revenue(3)	n.m.	0.0	0.1	0.0	0.0
Total fiscal revenues	24.2%	26.8%	27.6%	29.0%	31.1%
Primary expenditures(4)
Current expenditures:
National Administration wages	2.2%	2.3%	2.4%	2.9%	3.3%
Goods and services	0.7	0.8	0.8	1.0	1.1
Social security(7)	4.9	6.2	6.3	7.3	7.4
Transfers to provinces	6.9	7.2	7.3	7.4	7.8
Other transfers(5)	3.4	4.3	5.2	5.5	6.2
Other expenditures	n.m.	0.1	0.2	0.2	0.4
Capital expenditures	2.5	2.7	2.3	3.1	3.2
Total primary expenditures	20.6%	23.6%	24.5%	27.5%	29.3%

Primary fiscal balance	3.5%	3.2%	3.1%	1.5%	1.7%

Interest payments(6)	1.8%	2.0%	1.7%	2.1%	1.5%

Privatization proceeds	n.m.	0.0	0.0	0.0	0.0%
Overall balance of non-financial public sector	1.8%	1.1%	1.4%	(0.6%)	0.2%

n.m. = not meaningful
(1)
Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)
The Government pays for certain of its expenditures by issuing bonds known as Bocones.  Bocones constitute bonds to be paid in the future rather than cash payments, and are therefore not included under cash basis expenditures.  The amount of such Bocones issued in 2006, 2007, 2008, 2009 and 2010 was Ps.3.5 billion, Ps.3.1 billion, Ps.2.6 billion, Ps.1.3 billion and Ps. 0.5billion respectively.  For a description of these security arrangements, see “Public Sector Debt—Debt Management Following the 2001 Debt Crisis.”

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(6)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange.
(7)
Figures presented under “Social security” in this table differ from those presented in the table titled “Composition of National Public Expenditures” because they were calculated using different methodologies.

(8)	Revenues for 2008, 2009 and 2010 include pension contributions resulting from the Argentine Integrated Pension System.
Source:  Ministry of Economy.

The figures in the discussion of fiscal results below are those presented in the immediately preceding tables, with the exception of figures for revenues from social security taxes, value-added taxes (VAT), income taxes, taxes on goods and services and taxes on fuel, all of which refer to figures presented in the table titled “Composition of Tax Revenues” presented in “—Tax Regime.”

Fiscal Result of 2007, as Compared to Fiscal Result of 2006

Primary fiscal balance.  The Government’s finances continued to improve during 2007, with the primary surplus increasing 10.8% to Ps.25.7 billion from Ps.23.2 billion in 2006.  This improvement was primarily a result of a 38.0% increase in fiscal revenues, which was offset by a 42.2% increase in primary expenditures. The primary fiscal surplus met the goals established in the budget in both nominal terms and as a percentage of nominal GDP.

Nevertheless, as a result of the faster growth in primary expenditures, as compared to that of total fiscal revenues, the primary surplus decreased from 3.5% of nominal GDP in 2006 to 3.2% of nominal GDP in 2007.

Fiscal revenues.  In 2007, fiscal revenues (excluding proceeds from privatizations) increased 38.0% to Ps.217.7 billion, from Ps.158.2 billion in 2006. This increase was mainly driven by “traditional taxes,” including:

•	an increase in revenues from VAT, which accounted for 26.2% of the total increase;

•	an increase in revenues from income tax, which accounted for 15.9% of the total increase; and

•	an increase in revenues from social security tax, which accounted for 32.1% of the total increase.

Traditional taxes represented 93.3% in the aggregate of the total fiscal revenues in 2007.  Revenue from taxes on foreign trade increased 37.8% to Ps.27.7 billion during 2007, from Ps.20.1 billion in 2006, representing 12.7% of total fiscal revenues.  During 2007, the level of tax collections continued to improve as a result of strong economic growth and the increased efficiency of the tax collection system.  In 2007, Argentina collected Ps.202.0 billion in taxes.

Primary expenditures.  In 2007, primary expenditures (excluding interest payments) of the national public sector increased 42.2% to Ps.192.0 billion. The increase in primary expenditures reflected the following results:

•
other transfers (including external sector transfers and private sector subsidies, and transfers to autonomous public entities such as universities) increased 58.2% to Ps.34.7 billion, from Ps.22.0 billion in 2006, mainly as a result of the Government’s policy of subsidizing and controlling the price of certain goods and services, including, among others, energy tariffs and the fares applicable to trains, subways and buses;

•
social security outlays increased 56.8% to Ps.50.5 billion, from Ps.32.2 billion in 2006, mainly as a result of the influx of 1.4 million new beneficiaries into the public pension system, and successive raises in pension incomes;

•
National Administration wages increased 30.0% to Ps.18.6 billion, from Ps.14.3 billion in 2006, mainly as a result of the adjustment of public employees’ salaries, which included a 16.5% increase in such salaries implemented in two steps: a 10% increase beginning on June 1, 2007, and a further 6.5% increase beginning on August 1, 2007.  Additionally, there was a wage increase for members of the security forces, the legislative and judicial branches of the Government and scientists and researchers, among others.  As of December 31, 2007, there were 312,040 national public sector employees, representing a 5.2% increase compared to 2006; and

•	capital expenditures increased 33.2% to Ps.21.9 billion, from Ps.16.5 billion in 2006, mainly as a result of direct Government investment intended to promote economic activity.

In 2007, subsidies to the energy, transportation, the agricultural and other private sectors represented 7.6% of the primary expenditures of the national public sector, which increased 125.0% in nominal terms from Ps.6.5 billion in 2006 to Ps.14.6 billion in 2007.

Overall fiscal balance. Due to the increase in fiscal revenues in 2007, the overall fiscal surplus met the goals established in the budget in both nominal terms and as a percentage of nominal GDP:

•	the budgetary target for the overall fiscal surplus was Ps.7.1 billion. The overall fiscal surplus exceeded this goal by reaching Ps.9.3 billion; and

•	the budgetary target for the overall fiscal surplus as a percentage of nominal GDP was 1.0%. This target was met.

Fiscal Result of 2008, as Compared to Fiscal Result of 2007

Primary fiscal balance.  The Government’s finances continued to improve during 2008, with the primary surplus increasing 26.7% to Ps.32.5 billion from Ps.25.7 billion in 2007.  This improvement was primarily a result of a 31.1% increase in fiscal revenues, which was partially offset by a 31.7% increase in primary expenditures. The primary fiscal surplus met the goals established in the budget in both nominal terms and as a percentage of nominal GDP.

Nevertheless, as a result of the faster growth in primary expenditures, as compared to that of total fiscal revenues, the primary surplus decreased from 3.2% of nominal GDP in 2007 to 3.1% of nominal GDP in 2008.

Fiscal revenues.  In 2008, fiscal revenues increased 31.1% to Ps.285.5 billion, from Ps.217.7 billion in 2007.  This increase was mainly driven by “traditional taxes,” which accounted for 63.4% of the total increase.  In particular, social security contributions experienced a significant change, increasing 43.6%.  The increase in fiscal revenues includes:

•	an increase in revenues from VAT, which accounted for 25.9% of the total increase;

•	an increase in revenues from income tax, which accounted for 15.5% of the total increase; and

•	an increase in revenues from social security tax, which accounted for 14.7% of the total increase.

Traditional taxes represented 63.4% of the total increase in total fiscal revenues in 2008.  Revenue from taxes on foreign trade increased 63.7% to Ps.45.3 billion during 2008, from Ps.27.7 billion in 2007, representing 15.9% of total fiscal revenues.  During 2008, the level of tax collections continued to improve as a result of strong economic growth and the increased efficiency of the tax collection system.

Other non-tax revenue increased 51.6% from Ps.9.7 billion in 2007 to Ps.14.6 billion in 2008, primarily due to a higher transfer of profits (utilidades) from the Central Bank, which rose from Ps.1.1 billion in 2007 to Ps.4.4 billion in 2008.

Primary expenditures.  In 2008, primary expenditures (excluding interest payments) of the national public sector increased 31.7% to Ps.253.0 billion.  The increase in primary expenditures reflected the following results:

•
other transfers (including external sector transfers and private sector subsidies and transfers to autonomous public entities such as universities) increased 56.0% to Ps.54.2 billion in 2008 from Ps.34.7 billion in 2007, mainly as a result of the Government’s policy of subsidizing certain sectors, including the energy, transportation and agricultural sectors;

•
social security outlays increased 27.9% to Ps.64.6 billion in 2008 from Ps.50.5 billion in 2007, mainly as a result of a 10% increase in new beneficiaries in the public pension system and successive raises in pension incomes;

•
National Administration wages increased 32.6% to Ps.24.7 billion in 2008 from Ps.18.6 billion in 2007, mainly as a result of the adjustment of public employees’ salaries, which increased 10% as of June 1, 2008, and 9.5% as of August 1, 2008.   As of December 31, 2008, there were 330,572 national public sector employees, representing a 5.9% increase as compared to 2007.

•
Capital expenditures increased 7.5% to Ps.23.6 billion, from Ps.21.9 billion in 2007, mainly as a result of direct Government investment intended to promote economic activity, including investments to improve and build new roads.

In 2008, subsidies to the energy, transportation, agricultural and other private sectors represented 12.2% of the primary expenditures of the national public sector, an increase from 7.6% in 2007.  This represented an increase of 111.3% in nominal terms from Ps.14.6 billion in 2007 to Ps.30.9 billion in 2008.

In the final months of 2008, the Government approved increases in the fees charged for certain public services, including fees in the transportation and energy sectors, consistent with its plan to eventually reduce or eliminate subsidies granted to these sectors.  The Government created subsidies in the past, mainly in the transportation, food and energy sectors, to compensate producers for losses caused by price controls.  Total expenditures on subsidies will decrease gradually with the reduction and elimination of existing subsidies and price controls.

Overall fiscal balance. Due to the increase in fiscal revenues in 2008, the overall fiscal surplus met the goals established in the budget in both nominal terms and as a percentage of nominal GDP:

•	the budgetary target for the overall fiscal surplus was Ps.8.3 billion. The overall fiscal surplus exceeded this goal by reaching Ps.14.7 billion; and

•	the budgetary target for the overall fiscal surplus as a percentage of nominal GDP was 0.93%. This target was exceeded as the overall fiscal surplus represented 1.41% of nominal GDP.

Fiscal Result of 2009 as Compared to Fiscal Result of 2008

Primary fiscal balance.  As a response to the impact of the global financial crisis, Argentina, like many other countries, implemented a countercyclical fiscal policy during 2009 in order to mitigate the effects of the shocks of the global financial crisis on the domestic economy.  The primary surplus decreased from Ps.32.5 billion in 2008 to Ps.17.3 billion in 2009, representing a decrease of 47.0%.  While total revenues increased 16.5% in 2009, primary expenditures increased by 24.7%.  Increases in wages and pension liabilities throughout 2008 and 2009 resulted in greater expenditures than initially budgeted.  One of the most significant budget increases took place in November 2009.  Emergency Decree No. 1801 authorized increased budgeted expenditures of Ps.24.3 billion.  Revenues also increased in 2009 (and included pension revenues from the Argentine Integrated Pension System), but at a lower rate than expenditures.

Fiscal revenues.  In 2009, fiscal revenues increased 16.5% to Ps.332.7 billion, from Ps.285.5 billion in 2008, showing a deceleration as compared with previous years.  This resulted mainly from the impact of the global financial crisis on the local economy and the drought that undermined the harvest.

This increase was mainly driven by “traditional taxes,” which accounted for 70.4% of the total increase.  The increase in fiscal revenues includes:

•	an increase in revenues from VAT, which accounted for 15.2% of the total increase; and

•	an increase in revenues from social security taxes, which accounted for 47.4% of the total increase.

Traditional taxes represented 70.4% of the total increase in total fiscal revenues in 2009.  Revenue from taxes on foreign trade decreased by 11.7% from Ps.45.3 billion in 2008 to Ps.40.0 billion in 2009.  During 2009, the level of tax collection continued to grow but at a slower pace than in previous years as a consequence of the impact of the global financial crisis in domestic activity.

Other non-tax revenues increased from Ps.14.7 billion to Ps.32.6 billion, representing a 123% increase in 2009 as compared to 2008. The increase was due to transfers of profits from the Central Bank and the inflow of funds relating to the allocation of Special Drawing Rights (SDRs) by the IMF, which amounted to Ps.9.6 billion, that resulted from the G-20 meeting on global economic recovery that occurred in April 2009.

Primary expenditures.  In 2009, primary expenditures (excluding interest payments) of the national public sector increased 24.7% from Ps.252.9 billion to Ps.315.4 billion.  This increase was mainly due to the following:

•
social security outlays increased 29.0% from Ps.64.6 billion in 2008 to Ps.83.2 in 2009, mainly as a result of two successive raises in pension incomes in March 2009 (11.7%) and September 2009 (7.34%), in line with Law No. 26,417;

•
National Administration wages increased 36.8% to Ps.33.7 billion in 2009 from Ps.24.7 billion in 2008, mainly as a result of the adjustment of public employees’ salaries, which increased 8.0% as of June 1, 2009, and further increased 7.0% as of August 1, 2009.  As of December 31, 2009 there were 349,209 national public sector employees, representing a 5.6% increase compared with December 2008.

Capital expenditures increased 52.7% to Ps.35.9 billion, from Ps.23.6 billion in 2008, mainly as a result of direct Government investment intended to promote economic activity, including investments to improve and build new roads.  These investments were consistent with the Government’s active fiscal policy aimed at lessening the negative impact of the global financial crisis on the real economy.

Overall fiscal balance.  Due to a higher increase in total expenditures than in revenues, the overall fiscal balance showed a deficit of Ps.7.1 billion.

Fiscal Result of 2010 as Compared to Fiscal Result of 2009

Primary fiscal balance.  The primary surplus increased by 45.2%, from Ps.17.3 billion in 2009 to Ps.25.1 billion in 2010.  This increase was mainly driven by “traditional taxes” and export taxes.  While total revenues increased by 34.8% in 2010, primary expenditures increased by 34.2%.  Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2010, resulting in a lower but still positive primary balance.

Fiscal revenues.  Fiscal revenues increased by 34.8%, from Ps.332.7 billion in 2009 to Ps.448.4 billion in 2010.

This increase was mainly driven by “traditional taxes”, which accounted for approximately 74.0% of the total increase.  The increase in fiscal revenues includes:

•	an increase in revenues from VAT, which accounted for approximately 25.1% of the total increase;

•	an increase in revenues from social security contributions, which accounted for approximately 20.7% of the total increase; and

•	an increase in revenues from income tax, which accounted for approximately 18.6% of the total income.

Revenues from taxes on foreign trade increased by 43.5%, from Ps.40.0 billion in 2009 to Ps.57.4 billion in 2010 due to the recovery of foreign trade. As a result of the recovery from the global financial crisis, in 2010, economic conditions improved and the level of tax collection returned to rates similar to  those observed prior to the global financial crisis.

Other non-tax revenues increased by 32.2%, from Ps.32.6 billion in 2009 to Ps.43.1 billion in 2010. The increase was primarily driven by the increase in the transfer of profits from the Central Bank, which increased from Ps.4.4 billion in 2009 to Ps.20.2 billion in 2010, and Ps.8.0 billion in income from the FGS

Primary expenditures.  In 2010, primary expenditures (excluding interest payments) of the national public sector increased by 34.2%, from Ps.315.4 billion to Ps.423.3 billion.  This increase was mainly due to the following factors:

•
National Administration wages increased by 42.2%, from Ps.33.8 billion in 2009 to Ps.48.0 billion in 2010, primarily as a result of the periodic adjustment to the salaries of public employees’ beginning in mid-2009;

•
other transfers (including external sector transfers and private sector subsidies and transfers to autonomous public entities such as universities) increased by 41.5%, from Ps.63.3 billion in 2009 to Ps.89.6 billion in 2010. This increase was mainly due to the increase in social security payments to workers who are heads of households with dependents, in particular payments under a social security plan to protect children under the age of 18 that was created in October 2009. Subsidies to the transport and electricity sectors also contributed to the increase of other transfers; and

•
social security outlays increased by 28.6%, from Ps.83.2 billion in 2009 to Ps.107.1 billion in 2010, mainly as a result of an increase in the number of retirees and successive increases in pension income. In 2010, pensions were increased by 8.21% in March and by 16.9% in September.

Capital expenditures increased by 26.8%, from Ps.36.0 billion in 2009 to Ps.45.6 billion in 2010. This increase was primarily due to increasing capital transfers from the federal level to the provincial governments, including capital transfers under the Federal Solidarity Fund, which entitles the provinces to receive 30% of export duties from soybeans and its derivatives for the development of public works.

Overall fiscal balance.  Due to a higher increase in total revenues than in expenditures during 2010, the overall fiscal balance increased from a deficit of Ps.7.1 billion in 2009 to a surplus of Ps.3.1 billion in 2010.

Tax Regime

In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities.  The precise distribution of the taxing authority, however, is not clearly defined by law.  The Supreme Court of Argentina, in interpreting the Argentine Constitution, has concluded that only the Government may levy taxes on external trade.  The Supreme Court has also defined the federal taxing authority as generally limited to certain indirect taxes and temporary direct taxes that the Government may levy only under exceptional circumstances.  Nonetheless, as a result of fundamental changes in the Argentine economy initially triggered by the global financial crisis of the 1930s, since 1935 the provinces have delegated to the Government most of their taxing authority.  See “—Fiscal Relations with the Provinces.”

Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation.  Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes.  The Ministry of Economy is responsible for the collection of fiscal revenues.  The Ministry of Economy carries out this task mainly through the Dirección General Impositiva (the General Directorate of Taxes), a division of the AFIP, the agency that administers the Government’s tax collection and customs.

Composition of Tax Revenues

The Government levies the following taxes:

•	VAT on goods and services;

•	income taxes;

•	social security taxes;

•	taxes on foreign trade;

•	taxes on capital (including the tax on financial transactions);

•	taxes on fuel; and

•	other taxes (such as consumption taxes).

Traditionally, the Government has derived most of its revenue from VAT, income taxes and social security contributions.  Since 2002, import and export taxes and taxes on capital have become a more significant source of revenue for the Government, as the Government has introduced various taxes in each category.

Income taxes have replaced social security contributions as the second most important source of Government revenue since 1999.  This trend was reverted upon the national pension system being unified into the Argentine Integrated Pension System, although revenues from income taxes also increased sharply between 2006 and 2010, primarily as a result of economic growth.

Tax revenues for the year ended December 31, 2010 amounted to Ps.414.3 billion, an increase of 34.5% as compared to 2009.  The increase was primarily the result of the recovery from the global financial crisis and its effects on external trade and the spillover effect on tax revenues.

During 2010:

•	VAT revenues increased by 33.2% as a result of a 45.8% increase in customs VAT and a smaller increase of 24.9% in the national tax bureau VAT, both as compared to 2009;

•
income tax revenues increased by 37.9% mainly fueled by the improved performance of the domestic economy, larger advance payments made by companies in mid-2010 driven by greater profits as compared with 2009, the elimination of the declining deductions scale for tax calculation purposes for individuals and certain changes in contributions to the social security system for employees. These factors were partially offset by an increase in the tax-free allowance for personal income tax implemented by the Government in July 2010;

•	duties on foreign trade increased by 43.5% as compared to the same period in 2009, primarily as a result of the following factors:

-	the record high soybean and corn harvests after the drought experienced by Argentina during 2009;

-	higher prices of the main taxable export products;

-	the increase in international trade primarily due to the recovery from the global financial crisis; and

-	the increase in the nominal exchange rate of the Peso against the dollar; and

•
social security revenues increased by 32.7% driven by increased taxable wages and the number of registered workers, although at a slower pace than during 2009, the year in which the contributions were originally transferred to the pension fund managers (AFJPs).

The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues
(in millions of pesos)

	2006		2007		2008		2009		2010
VAT	Ps.	47,104	Ps.	62,669	Ps.	80,229	Ps.	87,386	Ps.	116,386
Other taxes on goods and services		5,548		6,373		7,507		9,120		12,367

Social security taxes(1)		24,747		36,606		52,565		77,231		102,460
Taxes on income		34,764		44,226		54,722		56,887		78,427

Corporate income tax		22,911		29,145		34,026		33,921		50,664

Personal income tax		9,987		12,777		17,615		19,573		23,980

Others		1,866		2,304		3,082		3,392		3,783
Import and export taxes		20,089		27,679		45,306		39,996		57,380
Taxes on capital(2)		13,996		18,011		23,384		25,060		32,674
Taxes on fuel		6,574		7,469		9,701		11,593		15,269

Others		1,399		1,102		1,593		3,180		2,386

Gross total(3)		154,220		204,134		275,007		310,453		417,350

Drawbacks		(1,965)		(1,913)		(2,894)		(2,451)		3,056

Net total	Ps.	152,255	Ps.	202,221	Ps.	272,113	Ps.	308,002	Ps.	414,294

(1)	Revenues for 2008, 2009 and 2010 include pension contributions resulting from the Argentine Integrated Pension System
(2)	Includes the tax on financial transactions, which generated revenues of Ps.11.7 billion in 2006, Ps.15.1 billion in 2007, Ps.19.5 billion in 2008, Ps.20.5 billion in 2009 and Ps.26.9 billion in 2010.
(3)	Drawbacks are included in the gross total.
Source:  Ministry of Economy.

Composition of Tax Revenues
(as a percentage of total Government fiscal revenues)

	2006	2007	2008	2009	2010
VAT	30.9%	31.0%	29.5%	28.4%	28.1%
Other taxes on goods and services	3.6	3.2	2.8	3.0	3.0
Social security taxes(1)	16.3	18.1	19.3	25.1	24.7
Taxes on income	22.8	21.9	20.1	18.5	18.9
Corporate income tax	15.0	14.4	12.5	11.0	12.2
Personal income tax	6.6	6.3	6.5	6.4	5.8
Others	1.2	1.1	1.1	1.1	0.9
Import and export taxes	13.2	13.7	16.6	13.0	13.9
Taxes on capital(2)	9.2	8.9	8.6	8.1	7.9
Taxes on Fuel	4.3	3.7	3.6	3.8	3.7
Others	0.9	0.5	0.6	0.8	0.6
Gross total(3)	101.3	100.9	101.1	100.8	100.7
Drawbacks	(1.3)	(0.9)	(1.1)	(0.8)	(0.7)

Net total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Revenues for 2008, 2009 and 2010 include pension contributions resulting from the Argentine Integrated Pension System.
(2)	Includes the tax on financial transactions, which generated revenues of Ps.11.7 billion in 2006, Ps.15.1 billion in 2007, Ps.19.5 billion in 2008, Ps.20.5 billion in 2009 and Ps. 26.9billion in 2010.
(3)	Drawbacks are included in the gross total.
Source:  Ministry of Economy.

The information below is a brief description of the principal taxes levied by the Government, except for social security taxes.  For a description of social security taxes see “—Social Security.”

Value Added Tax

The Value Added Tax (VAT) is a tax levied on the sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the user is registered as a VAT taxable person.

As of the date of this annual report, the standard VAT rate is 21%.  An increased rate of 27% applies to the provision of gas, electricity, water, sewage, and telecommunications services for non-residential purposes.  A reduced rate of 10.5%  applies in certain cases, including, among others, housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

VAT revenues increased 33.2% in 2010 as compared to 2009, primarily as a result of the economic recovery from the global financial crisis.

Other Taxes on Goods and Services

The Government also levies a variety of taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate (%)
Goods
Tobacco products	16 – 60
Alcoholic beverages	8 – 20
Non-alcoholic beverages (including extracts, concentrates and mineral water)	4 – 8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	4 – 8
Electronic products	17
Cars, engines and motorcycles	10-12.5
Services
Insurances	1-23
Satellite and Cell phones (mobile phones)	4

Source:  Ministry of Economy.

In 2010 the Government introduced a new tax on mobile phones. The tax is equal to 1% of the payments (abonos) that customers make to cell phone companies (net of VAT). The main purpose of this tax is to promote Olympic sports through the creation of the National Board of High Performance Sports (Enard).

Taxes on Income

Argentine legal residents and corporations domiciled in Argentina are subject to income tax on their worldwide income.  Nonresidents are subject to tax only on income from Argentine sources.

The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations), is not subject to income tax.  The Government also provides tax exemptions or incentives for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

There are three categories of taxes on income in Argentina:

•
Impuesto a las ganancias (income tax).  For resident individuals, the rate of this tax varies according to income level, ranging from 9% to 35% (the latter applying to annual net income exceeding Ps.120,000).  For non-resident individuals and for all business entities, the rate is 35%.  Alternatively, individuals whose annual income (or whose employers’ annual income) is less than a statutorily provided limit may opt to pay a monotributo (single-presumptive tax), which is a fixed amount calculated on the basis of employment categories.

•
Gravamen de emergencia sobre premios de determinados juegos de sorteos y concursos deportivos (emergency tax on lotteries and gaming proceeds).  The rate of this tax is 31% and it is levied on winnings from lotteries and games of Ps.1,200 or greater.

•
Impuesto a la Ganancia Mínima Presunta (presumptive minimum income tax).  Subject to certain exceptions, a 1% tax is levied on the value of certain assets held by businesses and other entities at the end of each fiscal year.  Amounts paid on the income tax are deductible from this tax.

Of these three categories, the income tax is the most significant source of Government revenue, accounting on average for 20.4% of total tax revenues from 2006 through 2010.  In 2010, the income tax accounted for 18.9% of total tax revenues.

Taxes on Foreign Trade

Taxes on foreign trade consist of export and import taxes.  Import taxes are levied on goods and services imported into Argentina for consumption.  They are assessed either ad valorem (i.e., on the actual value of the good or service) or based on CIF official prices (i.e., the cost of the good or service, plus insurance and freight to the destination), whichever is higher.  Rates for import taxes range from 0% to 20% for most goods and services, except for taxes applied to the “vehicle and transport” sector, where the maximum rate is 35%.  Certain products, such as textiles, footwear and toys, are taxed at a special rate. Export taxes were introduced in 2002.  Export taxes have become an important source of revenue for the Government since 2003, primarily as a result of the high international prices for commodities and the devaluation of the peso, which have increased the competitiveness and value of Argentina’s U.S. dollar exports in pesos.  Set forth below are the export tax rates that were in effect as of December 31, 2010:

•	exports of crude oil and fuels:

-	if the international price per barrel is between U.S.$45 and U.S.$60.90 for crude oil and between U.S.$78 and U.S.$113 for fuel, the export tax applicable is 45%; and

-	if the international prices are higher than U.S.$60.9 for crude oil and U.S.$113 for fuel, the export tax is calculated according to the following formula:

where D is export tax, PI is international price and VC is price cut (maximum net amount that exporter can be paid);

•	35% on exports of oilseeds from soy;

•	32% on exports of oilseeds from sunflowers;

•	30% on exports of sunflower oils and other products derived from sunflowers;

•	32% on exports of soy oils and other products derived from soy;

•	5%-10% on exports of certain regional products such as fruits, honey, rice and vegetables;

•	0% on exports of dairy products;

•	15% on exports of meat, hides and skins;

•	100% on exports of natural gas; and

•	5% on all other exports.

Import and export taxes increased by 43.5%, from Ps.40.0 billion in 2009 to Ps.57.4 billion in 2010. This increase was primarily driven by an increase in commodity prices, export and import volumes fueled by the recovery from the global financial crisis and a higher nominal exchange rate (from an average of Ps.3.73 in 2009 to Ps. 3.91 in 2010). In 2007, export taxes on agricultural products (including processed agricultural products) accounted for 44.6%, and export taxes on mineral products accounted for 16.2%, of all export tax revenues.  In 2008, export taxes on agricultural products (including processed agricultural products) accounted for 41.2%, and export taxes on fuel products accounted for 29.0%, of all export tax revenues.  The decline of export taxes on agricultural products as a percentage of total export tax revenues was primarily a result of the decrease in commodities prices in the third quarter of 2008 and a decrease of export volumes mainly due to farmer protests.  The increase of export taxes on fuel as a percentage of total export tax revenues was mainly a result of the increase in the applicable tax rate in November 2007 and the average increase of fuel prices in 2008.

The Government raised tax rates on oil, cereal and grain exports in November 2007 and introduced a variable tax on cereal and grain exports, which replaced a fixed-rate tax. These increases generated protests from farmers and the variable tax on cereal and grain export was abolished by Congress in October 2008.  The Government introduced new changes to the marginal rate of the exports tax, aimed to reduce payers’ burden.  See  “The Argentine Economy—Primary Production.”

In 2009, export taxes on agricultural products represented 31.4% of total export taxes, export taxes on food and beverages represented 31.7% of total export taxes and export taxes on fuel products represented 22.9% of total export taxes.  The share of total export taxes stemming from fuel products was reduced, primarily due to a lower oil price that not only affects the taxable amount but also reduces the chargeable tax rate.

In 2010, export taxes on agricultural products represented 40.9% of total export taxes, export taxes on food and beverages represented 26.7% of total export taxes and export taxes on fuel products represented 20.2% of total export taxes. Despite the increase in energy commodity prices, the share of total export taxes stemming from fuel products decreased due to the record high soybean and corn harvests in 2010 and their relative impact on total export taxes.

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions, a tax on the sales of real estate and the tax on financial transactions.

The tax on financial transactions was introduced in 2001 and has become an important source of revenue for the Government.  The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds.  The tax on financial transactions was originally scheduled to expire in December 2004, but Congress extended such date on three occasions.  As a result, the tax on financial transactions will be in force until December 31, 2011.

Taxes on Fuels

The Government levies taxes on the sale of various fuels, including liquid fuels, such as gasoline and diesel, and compressed natural gas.  The tax on the sale of liquid fuels is generally levied on importers, refineries and distributors and ranges from 19% to 70% of the net sales price depending on the type of fuel. The tax on compressed natural gas is levied on distributors at a rate of 16% of the sales price paid by the end consumer.

Tax Enforcement

Argentina historically has had a low rate of tax collection.  The Government has taken steps to improve its level of tax collection since 2003.  The main programs introduced by the Government to improve tax collection efficiency are described below.

Anti-Evasion Program

Phase I of Plan Antievasión (Anti-evasion Program) was approved by Congress in October and December 2003 and seeks to improve tax collections through the following measures:

•
Facilitating prosecutions and increasing sanctions.  Phase I of the Anti-evasion Program increased sanctions and facilitated prosecutions for tax evasion. For instance, Phase I increased the sanctions for providing false information on sales prices.

•	Enhancing the AFIP’s monitoring powers. Phase I increased the AFIP’s enforcement powers by enhancing its monitoring functions. To this effect, it introduced several measures, including the following:

-	a “risk registry” to track the tax-compliance profile of taxpayers;

-	procedures for the use of certain financial instruments that facilitate tax evasion;

-	mandatory inquiries via the Internet to verify the veracity of invoices; and

-	an increase in the AFIP’s auditing functions.

Phase II of the Anti-evasion Program was approved by Congress in June 2005.  It focuses on increasing the AFIP’s monitoring functions over unregistered employment, unregistered economic transactions, violation of intellectual property rights and the reduction of the term of investigative and recovery proceedings.  To this effect, it introduced several measures, including the following:

•	the amendment of the Customs Code of Argentina, increasing the penalties for smuggling and prohibiting imports or exports of counterfeited goods;

•
the implementation of a consumer billing control system, which includes the creation of the “control inspector,” a public official who can act as a consumer and, in case of not receiving a proper bill, impose a fine of Ps.300 to Ps.30,000 and temporarily close the store for a period of three to 10 days; and

•	the clarification of certain rules relating to social security contributions, including the deductibility for income tax purposes of salaries paid to housemaids and servants.

Tax Regularization and Capital Repatriation Program

In December 2008, Congress enacted a tax regularization law (Regularización) (including the regularization of unregistered labor relationships and the hiring and registering of new employees) and created a capital repatriation program.

The period for the regularization of unregistered labor relationships was initially in effect through August 31, 2009 but was later extended for 180 days. The capital repatriation program was valid through August 31, 2009.

Fiscal Regularization Program

On December 15, 2009, the Government announced a fiscal regularization program with respect to tax, social security and customs related payments that were due between January 1, 2008 and October 31, 2009.  The fiscal regularization program was in force until February 28, 2010.

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the National Administration’s public expenditures for the periods specified, calculated using an accrual method, which computes revenues and expenditures in the periods in which they are accrued, regardless of the period in which cash flows take place.  This method differs from the cash-basis we use to calculate national public accounts.  See “Scope and Methodology.”

Composition of National Public Expenditures(1)
(in millions of pesos)

	2006		2007		2008		2009		2010
General administration	Ps.	4,765	Ps.	4,579	Ps.	5,936	Ps.	13,269	Ps.	21,104
Defense and security		7,066		8,673		10,822		14,729		20,112
Justice		1,644		2,045		2,825		3,606		4,786
Social programs		66,361		85,397		110,117		146,681		191,392
Social security(3)		38,235		56,570		74,033		98,399		132,620
Culture, education, science and technology		9,355		13,448		16,439		21,183		27,004
Health		3,572		5,074		6,724		9,375		11,477
Housing		4,966		4,217		5,703		7,882		8,594
Social welfare		7,084		3,452		4,660		6,930		9,382
Labor		3,148		2,636		2,558		2,912		2,316
Public expenditures on economic infrastructure		15,797		24,474		41,604		45,527		68,650
Public debt service(2)		12,170		17,253		21,670		26,103		23,769
Total	Ps.	107,803	Ps.	142,421	Ps.	192,974	Ps.	249,914	Ps.	329,812

(1)
The budget figures contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector but are not part of the National Administration.

(2)	Based on performing debt.
(3)	Figures presented under “Social security” in this table differ from those presented in the table “National Public Accounts” because they were calculated using different methodologies.
Source:  Ministry of Economy.

Composition of National Public Expenditures(1)
(as a percentage of total Government expenditures)

	2006	2007	2008	2009	2010
General administration	4.4%	3.2%	3.1%	5.3%	6.4%
Defense and security	6.6	6.1	5.6	5.9	6.1
Justice	1.5	1.4	1.5	1.4	1.5
Social programs	61.6	60.0	57.1	58.7	58.0
Social security(3)	35.5	39.7	38.4	39.4	40.2
Culture, education, science and technology	8.7	9.4	8.5	8.5	8.2
Health	3.3	3.6	3.5	3.8	3.5
Housing	4.6	3.0	3.0	3.2	2.6
Social welfare	6.6	2.4	2.4	2.8	2.8
Labor	2.9	1.9	1.3	1.2	0.7
Public expenditures on economic infrastructure	14.7	17.2	21.6	18.2	20.8
Public debt service(2)	11.3	12.1	11.2	10.4	7.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
The budget figures contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector, but are not part of the National Administration.

(2)	Based on performing debt.
(3)	Figures presented under “Social security” in this table differ from those presented in the table titled “National Public Accounts” because they were calculated using different methodologies.
Source:  Ministry of Economy.

Expenditures on Social Programs

The Government devotes a substantial portion of its revenues to social programs.  From 2006 to 2010, social programs expenditures accounted on average for 59.1% of Government expenditures.  These social programs include the social security system, cultural, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies.  From 2006 to 2010, social security payments alone accounted on average for 38.6% of the Government’s annual expenditures.

Public Infrastructure and Services

From 2006 through 2010, public infrastructure and services expenditures continued to increase as the Government undertook projects to improve Argentina’s aging infrastructure.  The main projects in public infrastructure include the following:

•	construction of railroads and roads;

•	construction and improvements to power lines to transport electricity;

•	extension of gas transportation systems for thermoelectric plants; and

•	construction of water pipelines and drainage.

Public Debt Service

From 2006 to 2010, the servicing of the Government’s public debt represented the third largest portion of the Government’s total expenditures.

In 2006, interest payments as a percentage of total expenditures decreased to 11.3% as a result of the increase in other items of expenditure and the normalization of interest payment pursuant to the 2005 Debt Exchange.  In 2007, interest payments as a percentage of total expenditures increased to 12.1% as a result of higher interest payments on debt.  In 2008, interest payments as a percentage of total expenditures decreased to 11.2% as a result of a decrease in the growth of interest payments.  In 2009, interest payments as a percentage of total expenditures decreased to 10.4% primarily as a result of the reduction in variable interest rates during 2009 that resulted in a reduction in debt service.  In 2010, interest payments as a percentage of total expenditures decreased to 7.2%, primarily due to the fact that payments under the GDP-Linked Securities were not triggered given the level of GDP growth for the 2009 reference year. See “Public Sector Debt—Other Restructurings and Liability Management Transactions”.

Defense and Security

In 2006, government expenditures in defense and security decreased to 6.6% of total expenditures.  In 2007, government expenditures in defense and security decreased to 6.1% of total expenditures.  In 2008, government expenditures in defense and security decreased to 5.6% of total expenditures.  In 2009, government expenditures in defense and security increased to 5.9% of total expenditures.  In 2010, government expenditures in defense and security increased to 6.1% of total expenditures.

General Administration Expenses

In 2006, general administration expenses decreased as a percentage of total government expenditures, primarily as a result of increased expenditures on public debt service after the 2005 Debt Exchange and an increase in expenditures on economic infrastructure.

In 2007, the general administration expenses decreased 3.9%, and general administration expenses as a percentage of total government expenditures decreased from 4.4% in 2006 to 3.2% in 2007.  This decrease was primarily a result of increases in social security and economic infrastructure expenditures as a percentage of total expenditures.

In 2008, general administration expenses as a percentage of total government expenditures slightly decreased to 3.1% in 2008.

In 2009, general administration expenses as a percentage of total government expenditures increased from 3.1% in 2008 to 5.3% in 2009.  This increase was primarily a result of an increase in transfers from the Treasury to the “Fondo Federal Solidario,” a fund providing for infrastructure investments in the provinces and municipalities, which is financed by 30% of the tax revenues from soy exports, and an increase in financial assistance provided to the provinces.

In 2010, general administration expenses as a percentage of total government expenditures increased from 5.3% in 2009 to 6.4% in 2010. This increase was mainly driven by transfers under the Federal Solidarity Fund.

Infrastructure Development

The Government is committed to improving Argentina’s infrastructure, and as a result, public infrastructure and services expenditures continued to increase from 2006 to 2010 as the Government undertook projects to improve Argentina’s aging infrastructure and to stimulate economic growth.

The Government has initiated policies to address problems with the supply of electricity, natural gas, and diesel fuel.  Strong economic growth has rapidly increased energy demand.  In order to address energy shortages the Government has implemented such measures as rationing, introducing daylight savings time and improving the energy efficiency of public buildings.  See “The Argentine Economy—Electricity, Gas and Water.”

Argentina is currently developing infrastructure projects to improve energy and gas production as well as railway transportation.  The financing for such projects comes from a combination of both public and private sources.

Recent initiatives to improve the energy sector include:

•	the construction of two power plants by ENARSA with a total open cycle power capacity of 860MW. The estimated cost of these projects, which are still in progress, is Ps.3.8 billion;

•
the construction of a coal power thermoelectric plant in Rio Turbio with a total power capacity of 240MW.  The estimated cost of this project is Ps.2.8 billion.  The construction of this plant began in November 2008 and is still in progress;

•
the construction of a 470MW combined cycle power plant in the city of Pilar, Province of Cordoba, whose estimated cost is Ps.1.8 billion. The construction of the open cycle phase, which involves two turbines that can generate 320MW, was finished in August 2010. The closed cycle phase is currently underway;

•
the construction of Argentina’s northeastern gas pipeline system, which will transport gas extracted from Bolivian wells. The project will begin in 2012. The estimated cost of the first three sections, which will extend over 816KM, is Ps.3.5 billion;

•
the raising of Yacyreta’s hydropower plant water capacity level from 78 meters to 83 meters above sea level, resulting in an increase in power capacity that exceeds 1500MW. The estimated cost of this project, which is operating at maximum capacity, was Ps.5.6 billion;

•
the completion of construction of the Atucha II nuclear power station by 2012. The estimated cost of this project is Ps.10.2 billion, of which Ps.5.2 billion were invested in 2010. Atucha II is expected to generate 745MW;

•
the construction of the Manuel Belgrano and San Martín combined thermoelectric cycle power plants. The total cost of these two projects, which generate a total of 1,600MW of power, was U.S.$ 1.4 billion;

•	the construction of the following hydroelectric power stations: Condor-Cliff -La Barrancosa, for U.S.$4.2 billion and Chihuido, for U.S.$1.7 billion. The total power capacity will be 2,373MW;

•	the construction of the Los Blancos hydroelectric power station for Ps.4.0 billion with a total power capacity of 485MW. The financial offers are being studied;

•	the construction of the Punta Negra hydroelectric power station for U.S.$0.3 billion with a total power capacity of 65MW; and

•
investment of U.S.$2.1 billion in generation of power from renewable sources, which includes wind power energy, bio-mass and small hydroelectric and thermal power stations. The total power capacity will be 850MW.

Recent initiatives to improve transportation include:

•
the proposed construction of the underground Sarmiento Train Line, which is expected to improve train service and alleviate traffic in the city of Buenos Aires and the western part of the greater Buenos Aires area (Conurbano Bonaerense). The estimated cost of this project is Ps.10.0 billion;

•	the modernization and improvement of the Roca and San Martín train lines with estimated costs of Ps.4.3 billion and Ps.2.2 billion, respectively;

•	the modernization of the Trasandino Central train line. The estimated cost of the project is U.S.$3.0 billion;

•	the recovery of the Belgrano Cargas railway for U.S.$3 billion; and

•	the acquisition of 20 aircrafts from Embraer for U.S.$0.7 billion.

Other material infrastructure initiatives are:

•	the extension of water pipelines, drainage and paving in several cities in Argentina with an estimated cost of approximately Ps.200 million;

•
the following public works are under construction: a water purification plant in Paraná de las Palmas; a sewage liquids pretreatment plant in Berazategui; and a sewer system for the Riachuelo river (in bidding). These works have an estimated total cost of Ps.7.2 billion and are located in the Province of Buenos Aires;

•
the construction of 1,100 schools and kindergarten buildings was completed, and the government began the program “More Schools II (Más Escuelas II) for the construction of 416 additional schools with a projected investment of Ps. 1.28 billion;

•	the construction of 610,000 housing units was completed;

•	the provision of high definition digital television coverage free of cost across the country with an estimated total cost for the first stage (52 digital transmission stations) of Ps.1.8 billion; and

•	the works of maintenance in roads are in bidding and have an estimated investment of Ps.10 billion until 2016.

The Budget

The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three years.  Although the budget is tri-annual, Congress only approves the budget for the following year.  Once a budget is approved, the Government can supply the allocated amounts to the various agencies and to the provinces on a quarterly basis.  The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies.  The Public Sector Financial Administration Law prohibits the Government from borrowing to meet primary deficits, except in the case of national emergencies.

The proposed 2011 budget was submitted to Congress on September 15, 2010 for approval.  According to the Financial Administration Law, if Congress does not approve the budget for a fiscal year, the budget approved for the previous fiscal year, with adjustments by the Executive Power, shall continue in force to ensure the normal administration of the national public sector.  By December 2010, Congress had neither approved nor rejected the budget. Therefore, based on the Financial Administration Law, on December 22, 2010, the President issued a decree establishing that the 2010 budget would be used for 2011 and an emergency decree including certain adjustments to the 2010 budget for 2011.

The proposed 2012 budget was submitted to Congress on September 15, 2011 and is awaiting approval.

 The following tables set forth budgetary information for 2010 and assumptions and principal fiscal targets for 2011 and 2012.

Principal Budgetary Information for 2010 and Assumptions for 2011 and 2012

	Actual 2010		Projected 2011(1)		Projected 2012(1)
Real GDP growth	Ps.	9.2	Ps.	8.3	Ps.	5.1
Inflation(2)	Ps.	10.5	Ps.	9.9	Ps.	9.2
Average exchange rate(3)	Ps.	3.91	Ps.	4.13	Ps.	4.4

(1)	The annual projections for 2011 and 2012 were estimated in the proposed 2012 budget.
(2)	CPI growth.
(3)	Average peso exchange rate against the U.S. dollar.
Source:  Ministry of Economy.

Principal Budgetary Information of the Non-Financial Public
Sector for 2010 and Fiscal Targets for 2011(1) and 2012(1)
(in millions of pesos, except percentages)

	Actual 2010		Projected 2011		Projected 2012

Total revenues(1)(2)(4)	Ps.	438,285	Ps.	564,429	Ps.	691,498
Total current revenues(1)		350,296		447,899		550,144
Tax revenues(1)(2)		307,211		408,595		504,312
Other revenues		43,085		39,304		45,832
Total capital revenues		193		1,079		1,139
Intra public sector transfer		87,796		115,452		140,215
Primary expenditures(1)(3)(4)		413,170		537,637		640,158
Primary surplus (deficit)(2)(3)		25,115		26,792		51,339
As a percentage of GDP(5)		1.7%		1.5%		2.5%
Interest expenditures		22,047		37,899		47,131
As a percentage of GDP(5)		1.5%		2.1%		2.3%
Overall fiscal balance(2)(3)	Ps.	3,068	Ps.	(11,107)	Ps.	4,208
As a percentage of GDP(5)		0.21%		(0.63)%		0.20%

(1)	The budget figures contained in this table reflect amounts budgeted for Argentina’s National Public Sector. These figures do not include co-participation transfers to the provinces.
(2)	Includes projected revenues from the social security system.
(3)
The Government pays for certain of its expenditures by issuing bonds known as Bocones.  Bocones constitute bonds to be paid in the future rather than cash payments, and are therefore not included under cash basis expenditures.  The amount of such Bocones issued in 2006, 2007, 2008, 2009 and 2010 was Ps.3.5 billion, Ps.3.1 billion, Ps.2.6 billion, Ps.1.3 billion, and Ps. 0.5 billion respectively. For a description of these security arrangements, see “Public Sector Debt—Debt Management Following the 2001 Debt Crisis.”

(4)	Figures include intra public sector transfers.
(5)	GDP figures are expressed in nominal terms.
Source:  Ministry of Economy.

The Government’s budget and fiscal target for 2012 assumes a deceleration in the rate of growth of GDP as compared to the economic expansion estimated for 2011.  Real GDP is expected to grow 5.1% in 2012.  The CPI is expected to increase 9.2 % during 2012. In addition, the peso is expected to depreciate in nominal terms against the U.S. dollar, reaching Ps.4.40 per U.S. dollar in 2012.

The Government estimates a 22.5% increase in fiscal revenues for 2012, from Ps.564.4 billion (31.9% of estimated nominal GDP) in 2011 to Ps.691.5 billion (33.2% of estimated nominal GDP) in 2012.  Current revenues (mainly tax revenues, social security taxes, current transfers and intrapublic sector transfers) are expected to account for 99.8% of total fiscal revenues while capital revenues are expected to account for the remaining 0.2%. The increase in fiscal revenues is expected to arise from the improvement in economic activity, larger amounts of exports and imports and the increases in both nominal exchange rate and nominal wages.

The projection for tax revenues and social security taxes show a 23.4% increase in 2012. It is expected that these revenues will reach 24.2% of estimated nominal GDP in 2012 as compared to an expected 23.1% in 2011. VAT, social security contributions, income tax and foreign trade are expected to increase the most in 2012.

Primary expenditures are expected to increase 19.1% in 2012 to Ps.640.2 billion.  As a percentage of nominal GDP, primary expenditures are expected to increase from 30.3% of estimated nominal GDP in 2011 to 30.7% of estimated nominal GDP in 2012.

Current expenditures are expected to increase from 29.3% of estimated nominal GDP in 2011 to 29.7% of estimated nominal GDP in 2012.  Expenditures on wages are expected to increase by 17.7% in 2012, reflecting the full impact of salary increases in 2011. In absolute terms, wages are projected to total Ps.72.4 billion in 2012, while reaching 3.5% of estimated nominal GDP. It is expected that social security payments will experience a 22.1% increase in 2012. It is expected that other current transfers (including subsidies) will increase 18.6% to Ps.371.1 billion in 2012, representing an increase from 17.7% of estimated nominal GDP in 2011 to a projected 17.8% of estimated nominal GDP in 2012.

Capital expenditures are expected to remain stable as a percentage of nominal GDP in 2012 as compared to 2011. The main projects during 2012 are related to transport infrastructure, energy and social programs.

As a result, the primary surplus in 2012 is expected to increase 91.6% as compared to 2011. As a percentage of estimated nominal GDP, the primary surplus is expected to increase from 1.5% in 2011 to a projected 2.5% in 2012.

Interest payments are projected to increase as a percentage of nominal GDP from 2.1% in 2011 to 2.3% in 2012. As a result, the overall fiscal balance is expected to improve from a deficit of 0.6% of estimated nominal GDP in 2011 to a projected surplus of 0.2% of estimated nominal GDP in 2012.

Regarding the National Administration, interest payments are projected to reach Ps.44.8 billion (2.1% of estimated nominal GDP).  Most of these interest services correspond to bonds (Bonar and Boden) and debt issued in connection with the 2005 Debt Exchange and the 2010 Debt Exchange.  Principal payments of the National Administration, on the other hand, are budgeted for a total of Ps. 176.4 billion in 2012. The largest portion of these principal payments corresponds to intra public sector debt (temporary advances and Treasury bills).  For 2012, the Government is planning to finance debt services with a variety of sources, including: primary surplus, new debt from multilateral organizations, intra public sector issuances, new debt issuances in the market and liability management operations aimed at alleviating debt services.

We can offer no assurance that the fiscal targets and economic assumptions set forth above will be achieved, as they depend on a variety of factors, including overall economic conditions.  See “Forward-Looking Statements” for a description of the main factors that may have an impact on these targets and assumptions.

Fiscal Relations with the Provinces

Each of Argentina’s 23 provinces and the city of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government.  Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collections.  The provinces rely on revenue transfers from the Government, primarily through the co-participation regime.  Under the co-participation revenue-sharing system, the provinces delegate to the federal government their constitutional authority to collect a variety of taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

From 2006 to 2009, the aggregate annual expenditures of the provinces (including the city of Buenos Aires) averaged 14.4% of nominal GDP, while the provinces (including the city of Buenos Aires), on average, collected annual revenues of approximately 14.0% of nominal GDP (including co-participation amounts).  During that period, total expenditures of the provinces (including the city of Buenos Aires) rose from Ps.88.3 billion in 2006 to Ps.178.9 billion in 2009.

In 2009, total revenues increased by 16.7% from Ps.143.6 billion to Ps.167.6 billion as compared to the same period of 2008.  The increase in fiscal revenues was mainly driven by transfers of national taxes (including co-participation funds), which represented 26.7% of the total revenue increase.  Provincial taxes increased 16.5% and such increase represented 31.3% of the total increase in fiscal revenues.  Expenditures increased at a higher rate than revenues and, as a consequence, the fiscal balance decreased from a deficit of Ps.6.0 billion in 2008 to a deficit of Ps.11.3 billion in  2009. While current expenditures increased 20.6% in 2009, capital expenditures grew at a slower pace of 14.3% as compared to  2008.  Capital transfers increased 35.4% as compared to the same period of 2008.

Several provinces declared during the last quarter of 2009 that they were facing substantial fiscal deficits in 2009 and experiencing cash constraints.  The growth rate of provincial expenditures has been greater than the growth rate of tax revenues for a number of reasons, including a reduction in economic activity caused by the recent global financial crisis.  This situation has demanded a series of measures to reactivate economic activity, protect employment and to provide social benefits. Official data and statistics illustrating provincial fiscal results 2010 are not yet available.

In May 2010, the Government created a program to reduce the debt of Argentine provinces to the Government.  According to this program, the Government would distribute funds from a co-participation fund to the provinces so that they may cancel a portion of the debt owed to the Government.  The remaining debt would be repaid over the next 20 years, in pesos, at an annual interest rate of 6%.

The Government estimates that this program will have a low fiscal cost.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires
(in millions of pesos)(1)

	2006		2007		2008		2009
Revenues
Current revenues:
Administration taxes:

Provincial taxes	Ps.	27,291	Ps.	34,294	Ps.	45,469	Ps.	52,982
National taxes:
Co-participation		31,055		41,061		50,342		52,369
Other national taxes		11,257		14,166		18,926		23,300
Total national taxes		42,312		55,226		69,268		75,669
Total administration taxes		69,603		89,520		114,736		128,651
Other non-tax revenue		7,581		7,779		10,187		12,082
Sale of goods and services of the public administration		555		708		1,090		1,350
Property taxes		501		627		832		540
Current transfers		5,385		7,736		9,175		12,885
Total current revenues		83,625		106,371		136,020		155,507

Capital revenue		5,077		6,814		7,569		12,066
Total revenues		88,702		113,185		143,589		167,574

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages		40,120		52,963		73,933		90,422

Consumer goods		2,547		3,279		4,299		5,016
Services		6,600		8,188		9,624		12,277
Total consumption expenditures		49,267		64,430		87,855		107,716
Interest payments		2,301		2,497		2,668		3,290

Current transfers		21,048		26,959		35,229		40,658
Total current expenditures		72,616		93,886		125,752		151,664

Capital expenditures

Direct investment		11,228		14,601		17,093		19,368
Capital transfers		2,775		3,045		3,696		5,004
Financial investment		1,638		2,432		3,025		2,847

Total capital expenditures		15,641		20,078		23,815		27,219
Total expenditures		88,257		113,964		149,567		178,882

Fiscal balance	Ps.	445	Ps.	(779)	Ps.	(5,978)	Ps.	(11,308)

(1)	Figures calculated using the accrual method.
Source: Ministry of Economy.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires
(in millions of pesos)(1)

	For the period ended in September, 30
	2009		2010
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.	39,063	49,660
National taxes:
Co-participation		38,143	50,245

Other national taxes		17,125	23,838

Total national taxes		55,269	74,083

Total administration taxes		94,332	123,744

Other non-tax revenue		8,890	10,507
Sale of goods and services of the public administration		885	1,115

Property taxes		314	328

Current transfers		7,467	9,372

Total current revenues		111,888	145,065

Capital revenue		8,695	12,515

Total revenues		120,583	157,580

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages		64,935	78,447

Consumer goods		3,588	3,944

Services		7,533	10,291
Total consumption expenditures		76,057	92,682

Interest payments		2,263	2,705

Current transfers		28,335	36,131

Total current expenditures		106,655	131,519

Capital expenditures

Direct investment		12,775	15,388

Capital transfers		3,402	4,402

Financial investment		2,133	2,600

Total capital expenditures		18,309	22,390
Total expenditures		124,964	153,909

Fiscal balance	Ps.	(4,381)	3,671

(1)	Figures calculated using the accrual method.
Source: Ministry of Economy.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified, in percentage terms.

Summary of Revenues and Expenses of the Provinces and the City of Buenos Aires
(% change from the previous year)(1)

	Year ended December 31,
	2006	2007	2008	2009
Revenues
Current revenues:
Administration taxes:
Provincial taxes	24.4%	25.7%	32.6%	16.5%
National taxes:
Co-participation	21.8	32.2	22.6	4.0
Other national taxes	24.7	25.8	33.6	23.1
Total national taxes	22.6	30.5	25.4	9.2
Total administration taxes	23.3	28.6	28.2	12.1
Other non-tax revenue	38.8	2.6	30.9	18.6
Sale of goods and services of the public administration	11.9	27.6	53.9	23.8
Property taxes	67.3	25.3	32.5	(35.1)
Current transfers	(0.8)	43.6	18.6	40.4
Total current revenues	22.7	27.2	27.9	14.3
Capital revenue	45.8	34.2	11.1	59.4
Total revenues	23.9	27.6	26.9	16.7

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	30.2	32.0	39.6	22.3
Consumer goods	10.8	28.7	31.1	16.7
Services	18.9	24.1	17.5	27.6
Total consumption expenditures	27.4	30.8	36.4	22.6
Interest payments(3)	20.4	8.5	6.8	23.3
Current transfers	22.2	28.1	30.7	15.4
Total current expenditures	25.6	29.3	33.6	20.6

Capital expenditures
Direct investment	34.0	30.0	17.1	13.3
Capital transfers	49.8	9.7	21.4	35.4
Financial investment	2.1	48.5	24.4	(5.9)
Total capital expenditures	32.1	28.4	18.6	14.3
Total expenditures	26.7	29.1	31.2	19.6

Fiscal balance	(77.6)%	(274.9)%	667.5%	89.2%

(1)	Figures calculated using the accrual method.
Source: Ministry of Economy.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires
(% change from the same period of the previous year) (1)

	For the period ended September 30,
	2009	2010
Revenues
Current revenues:
Administration taxes:
Provincial taxes	18.3%	27.1%
National taxes:
Co-participation	2.5	31.7
Other national taxes	20.4	39.2
Total national taxes	7.5	34.0
Total administration taxes	11.7	31.2
Other non-tax revenue	24.4	18.2
Sale of goods and services of the public administration	45.5	26.0
Property taxes	(39.0	4.4
Current transfers	41.2	25.5
Total current revenues	14.2	29.7
Capital revenue	67.7	43.9
Total revenues	16.9	30.7

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	25.4	20.8
Consumer goods	21.9	9.9
Services	16.8	36.6
Total consumption expenditures	24.3	21.9
Interest payments	16.6	19.5
Current transfers	18.6	27.5
Total current expenditures	22.6	23.3

Capital expenditures
Direct investment	13.8	20.5
Capital transfers	38.6	29.4
Financial investment	2.0	21.9
Total capital expenditures	16.1	22.3
Total expenditures	21.6	23.2

Fiscal balance	(1,171.8)%	(183.8)%

(1)	Figures calculated using the accrual method.
Source: Ministry of Economy.

Revenue Transfers

The Co-Participation Law of 1988, as amended in 2002, governs the current co-participation regime.  Originally intended as a temporary measure, the 1988 Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989.  Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted.  Since the mid-1980s, the executive branches of the Government and the provinces have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified, thus giving them the force of law.  The Federal Tax Commission (Comisión Federal de Impuestos), a federal agency created pursuant to the Co-Participation Law, monitors compliance with the co-participation regime.

Since 2002, co-participation funds are allocated as follows:

•	56.66% to the provinces;

•	40.24% to the Government and the city of Buenos Aires;

•	2.1% to be divided among certain provinces to compensate them for losses suffered as a result of fiscal imbalances caused by prior co-participation arrangements; and

•
1% to a fund created in 1998 to correct provincial fiscal imbalances or grant emergency aid to the provinces by making transfers to any affected province from the Treasury, which we call the “ATN Fund.”

In exchange, the Government agreed to share with the provinces 30% of the revenues generated through the tax on financial transactions introduced in 2001.

In addition to the co-participation regime, several other revenue-distribution arrangements exist between the Government and the provinces.  These special distribution arrangements include the following:

•	Income tax. Revenues from the income tax are allocated as follows:

-	20% to the national social security system;

-	14% to the provinces, of which up to Ps.650 million may be directed to the province of Buenos Aires and the balance to all the other provinces;

-	2% to the ATN Fund; and

-	64% to be distributed as provided in the 1988 Co-Participation Law, as amended in 2002.

•
VAT.  VAT revenues are allocated as follows: 10.31% to the national social security system, 0.69% to provincial social security funds and the remaining 89% to be distributed as provided in the Co-Participation Law.

•	Taxes on personal goods. Revenues from taxes on personal goods are allocated as follows: 6.27% to provincial social security funds and 93.73% to be distributed as provided in the Co-Participation Law.

•
Taxes on fuels.  Revenue from most taxes on fuels are allocated to the national social security system, except for revenues from taxes on naphtha and natural gas, which are divided among the national social security system, the Government, the provinces and the Fondo Nacional de la Vivienda, or FONAVI (National Housing Fund).

•	Presumptive minimum income tax. Revenues from the presumptive minimum income tax are allocated as provided in the Co-Participation Law.

•	Tax on financial transactions. Revenues from taxes on financial transactions are allocated as follows:

-	70% to the Treasury; and

-	30% is distributed as provided by the Co-Participation Law.

•
Monotributo (Self-employment tax). Revenue from Monotributo is divided into a tax component and a social security component. The tax component is allocated as follows: 70% to the national social security system and 30% is distributed as provided by the Co-Participation Law.  The social security component is entirely allocated to the national social security system.

•
Fondo Federal Solidario (Joint Federal Fund).  In March 2009, the Government created the Fondo Federal Solidario for infrastructure expenditures in the provinces and municipalities, which is financed by 30% of the tax revenues from soy exports.  These funds are distributed among the provinces according to the Co-Participation Law.

Other Arrangements with the Provinces

During the late 1990s and since 2000, the Government has launched several programs and entered into different arrangements with the provinces to regularize their fiscal situation.  Some of these programs provide financial assistance to the provinces in one form or another subject to fiscal tightening measures.  Others are tied to the revenue-sharing arrangements between the Government and the provinces.  We highlight below some of these programs.

Programa de Financiamiento Ordenado (Ordered Financing Program).  In 2002, the Government created this program as part of a broader initiative to provide financial assistance to the provinces.  Pursuant to this program, between 2002 and 2004 the Government signed bilateral fiscal agreements with a number of provinces (including the city of Buenos Aires), under which the Government provides loans from the Provincial Development Fund to signatory provinces conditioned upon the province’s adoption of spending controls and other administrative reforms. The proceeds from these loans may be used by the provinces only for the following purposes:

•	reduction of fiscal deficits;

•	payments of principal on outstanding debt; and

•	payment of unpaid salaries to provincial public employees and past due payments owed to providers of essential goods and services;

•	signatory provinces agree to comply with all financial conditions to which the Government is subject under its financing arrangements with multilateral lending institutions; and

•	signatory provinces commit to:

•	establishing limits on floating-rate debt;

•	establishing monthly or quarterly fiscal targets;

•
presenting to the Government annual budgetary projections through 2005, including a description of fiscal measures necessary to maintain a balanced budget and to meet the province’s debt service obligations;

•	not incurring any new public indebtedness or issuing any new quasi-currency debt instruments; and

•	guaranteeing loan repayments by assigning to the Government their rights to receive co-participation funds.

Bogars.  In 2003, the Government restructured the debts of a number of provinces through a new bond, known as Bogar, which replaced the outstanding debt of provinces participating in this restructuring.  These bonds were issued by the Provincial Development Fund in an aggregate principal amount of Ps.28.2 billion, and their payment is secured through a Government guarantee.  The Government’s guarantee is, in turn, secured through a pledge of its share of revenues from the tax on financial transactions and co-participation taxes.  Provinces with debt that was restructured through the issuance of Bogars have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government, for any amounts paid under the bonds (either directly by the Provincial Development Fund or indirectly by the Government through its guarantee).  The provinces’ obligations to reimburse the Provincial Development Fund and/or the Government are secured by a pledge of up to 15% of co-participation revenues to which the provinces are entitled.

Fiscal Responsibility Law.  The Fiscal Responsibility Law was enacted in 2004 and is only binding on those provinces that approved it.  To date, 21 of the 23 provinces and the city of Buenos Aires have approved the Fiscal Responsibility Law. As of the date of this annual report, the provinces of San Luis and La Pampa have not approved the Fiscal Responsibility Law. This law implements important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors.  Some of its key features include the following:

•
the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•
the provinces may not incur debt service obligations in excess of 15% of provincial current revenues net of co-participation transfers to the municipal governments (except during 2009 and 2010 as explained below); any province breaching this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of nominal GDP following its debt restructuring;

•	the provinces must seek approval from the Government’s Ministry of Economy for incurring debt or issuing guarantees; and

•	the Ministry of Economy must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

The Fiscal Responsibility Law, however, does not implement any amendments to the revenue-sharing regime between the Government and the provinces (including the city of Buenos Aires).

Congress approved an amendment to the Fiscal Responsibility Law on October 28, 2009.  This amendment establishes greater flexibility of fiscal regulation for 2009 and 2010.  This increased flexibility refers both to public expenditure growth and to the level of financial results.  In addition, the provinces may incur debt service obligations in excess of 15% of current provincial revenues net of co-participation transfers to the municipal governments during 2009 and 2010.  In light of the effects of the global financial crisis on provincial finances and the pressure on provincial governments to maintain provincial public spending at budgeted levels, this amendment seeks to aid provincial governments in addressing their fiscal deficits.

Social Security

Integration of the Pension Funds System

On October 21, 2008, the Government introduced a bill to Congress proposing to unify the hybrid public/private national pension system into a sole public pension system, the Sistema Integrado de Jubilaciones y Pensiones (Argentine Integrated Pension System). The bill sets out the legislative intent of:

•	addressing deficiencies in the private pension system’s performance, which included its budgetary shortfalls and high fees charged by the private companies administering the pension funds; and

•	promoting local investment and liquidity in Argentina’s economy.

The unification proposal provoked debate, with critics charging that the unification was a means to appropriate pension fund assets for use by the Government.  On November 20, 2008, by a vote of 46 to 18, the Senate passed Law No. 26,425, and it came into effect on December 9, 2008.  Law No. 26,425 unified the national pension system into the Argentine Integrated Pension System, which absorbed and replaced the former private pension system and is structured as a “pay as you go” system (Sistema Solidario de Reparto).

Pursuant to the new law, the resources administered by the private pension funds were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or “FGS”) to be administered by ANSES.  The law provides that the funds transferred to the FGS shall be invested in Argentina, and “shall only be used to pay the benefits of the Argentine Integrated Pension System.”  The total assets of the FGS amounted to Ps.140.8 billion as of December 31, 2009.  As of December 31, 2010, the total assets of the FGS amounted to Ps. 178.0 billion, a 26.4% increase since December 31, 2009.  One of the goals of FGS in managing its assets is to provide financing to foster economic development.  As of December 31, 2010, FGS’s investment in projects for economic development amounted to Ps.19.5billion, a 132.0% increase as compared to the same date of 2009.

Social Security Framework

ANSES constitutes an autarchic entity with its own legal status, distinct from that of the National Government, and enjoys financial and economic autonomy.

Three separate institutions manage Argentina’s national public pension system:

•	ANSES, which oversees the pension funds of the general public;

•	the Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (Armed Forces Pension Fund), which manages a special pension fund for the armed forces; and

•	the Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (Federal Police Pension Fund), which manages a special pension fund for federal law enforcement personnel.

ANSES, like many other social security agencies throughout the world, including the United States and the United Kingdom, invests significant social security reserves (i.e., the excess of contributions over what is required to pay current benefits) in government issued debt.  ANSES is also required to invest in Argentina consistent with the public policy of advancing economic growth and development within the country.

As of December 31, 2010, ANSES had conducted eight auctions with respect to the new pension fund created with the private pension fund assets.  Pursuant to the auction process, ANSES offered to invest the funds in fixed-term deposits in return for pledges by banks to lend the money at below-market rates to increase liquidity in the market.  As of March 13, 2009, ANSES had auctioned Ps.1.8 billion and U.S.$0.5 billion for investment in fixed-term deposits destined for loans to individuals, car loans and loans to small- and medium-sized companies. Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of 10 provinces and two municipalities, including the city of Buenos Aires.  The Government merged these provincial pension funds into ANSES.

The current public social security system provides the following main benefits:

•
Prestación básica universal (Basic pension).  ANSES provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made.  The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•
Prestación compensatoria (Compensatory pension).  ANSES also provides a compensatory pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994.  The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time for which contributions were made.

•
Prestación adicional por permanencia (Additional pension).  Recipients of the basic pension and compensatory pension also receive an additional pension.  The amount of this benefit is equivalent to 1.5% of the average yearly salary during the ten years before retirement, multiplied by each service year for which an individual made social security contributions.

•
Asignación Universal por Hijo (Universal Child Allowance): ANSES provides a monthly pension of Ps.270 per child under the age of 18 of domestic services employees, non-registered employees and the unemployed.

Argentina’s social security system also includes the following two unemployment programs:

•	unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements; and

•
the Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community service. Heads of Households program beneficiaries are afforded the possibility to opt for a new plan called “More and Better Jobs” (Más y Mejor Empleo), as well as for the “Training and Employment Insurance” (Seguro de Capacitación y Empleo) and the “Families for Social Inclusion Program” (Programa Familias por la Inclusión Social).

Currently, the national social security system is funded primarily through the following taxes:

•
payroll taxes based on employee wages (usually 11% for employees and between 17% and 21% for employers, depending on the employer’s line of business).  To stimulate consumer demand, the Government implemented temporary reductions to employees’ mandatory pension contributions from November 2001 to January 1, 2008

•
mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•	income taxes applicable to self-employed individuals (amounts are determined on an individual basis according to presumptive income ranges assigned to various lines of work).

As a result of significant deficits within the public social security system, the Government has had to turn increasingly to other sources of revenue to fund its social security expenditures.  Other fiscal revenues currently allocated to cover costs of the social security system include the following:

•	15% of gross co-participation revenues;

•	Ps.120 million from annual income tax revenues plus 20% of additional income tax revenues;

•	10.3% of VAT revenues;

•	100% of revenues from taxes on tobacco, diesel fuel, kerosene and compressed natural gas, and 21% of revenues from taxes on naphtha and natural gas;

•	70% of revenues from the single-presumptive tax; and

•	30% of gross revenues from privatizations.

Evolution of Social Security Revenues and Expenditures

From 2006 to 2010, the social security system increased its surplus from Ps.1.3 billion to Ps.9.9 billion.

Social security revenues.  In 2006, social security revenues increased 42.2%, to Ps.24.7 billion, as compared to 2005, primarily as a result of the continued economic recovery and a reduction in tax evasion. In 2007, social security contributions increased by 47.9% to Ps.36.6 billion, as compared to 2006.  In 2008, social security contributions increased 43.6%, to Ps.52.6 billion, as compared to 2007, primarily as a result of an increase in wages, transfer of contributors from the private system to the public pension system (the Argentine Integrated Pension System) and changes in the taxable base.  In 2009, social security revenues increased 46.9% as compared to 2008, from Ps.52.6 billion in 2008 to Ps.77.2 billion in 2009, primarily as a result of the transfer of contributors from the private system to the Argentine Integrated Pension System. In 2010, social security revenues increased 32.7% as compared to 2009, from Ps.77.2 billion in 2009 to Ps.102.5 billion in 2010, primarily as a result of an increase in wages paid to registered workers.

Social security expenditures.  In 2006, social security expenditures increased 25.1%, to Ps.38.2 billion, primarily as a result of the increase in the minimum basic pension, and an adjustment of 11% in all pensions in order to adjust for purchasing power.  In 2007, social security expenditures increased 48.0% to Ps.56.6 billion, mainly as a result of the influx of 1.4 million new beneficiaries into the public pension system, and successive raises in pension incomes.  In 2008, social security expenditures increased 30.9% to Ps.74.0 billion as a result of increases in pension payments to retirees.  Law No. 26,417 was enacted in October 2008 to address the mobility of public social security regimes.  This law guarantees a minimum pension, which is adjusted on a six-month basis according to changes in both the wage index published by INDEC and tax revenues.  In 2009, social security expenditures increased 32.9% to Ps.98.4 billion as a result of increases in pension payments to retirees. In 2010, social security expenditures increased 34.8% to Ps.132.6 billion as a result of further increases in pension payments to retirees.

PUBLIC SECTOR DEBT

Overview

Argentina’s total gross public debt consists of foreign currency-denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the city of Buenos Aires) and private sector entities.  It does not include direct debt of the provinces or other entities that is not guaranteed by the Government.  Except where indicated, foreign currency-denominated debt and peso-denominated debt includes performing and non-performing debt but does not include Untendered Debt.

As of December 31, 2010, Untendered Debt totaled U.S.$11.2 billion and consisted of:

•	U.S.$6.8 billion of past due principal amounts and principal that had not become due; and

•	U.S.$4.4 billion of past due interest amounts.

Past due interest amounts relating to non-performing debt provided in this annual report do not include penalty interest.  Argentina does not maintain or publish statistics on penalty interest in connection with its public debt.  As of December 31, 2010, Argentina estimates the amount of penalty interest to be of approximately U.S.$2.6 billion on its non-performing debt and U.S.$136.9 million on Untendered Debt.  No statistics are available to estimate the amount of penalty interest on approximately 4.4% of Argentina’s non-performing debt, which represents debt owed to suppliers and commercial banks.

As of December 31, 2010, Argentina’s total gross public debt was U.S.$164.3 billion (45.3 % of nominal GDP for 2010).  Peso-denominated debt totaled Ps.269.4 billion (U.S.$67.7 billion), representing 41.2% of Argentina’s total gross public debt, of which 56.2% corresponded to CER-index linked debt.  Foreign currency-denominated debt totaled U.S.$96.6 billion, representing 58.8% of Argentina’s total gross public debt.

As of December 31, 2010, total gross public debt (including defaulted debt other than Untendered Debt) by type of creditor was as follows:

•
46.8% of such debt, or U.S.$77.0 billion was substantially comprised of  public bonds, national guaranteed loans, Bogars, temporary advances from the Central Bank and promissory notes held by public holders such as the Central Bank, FGS, ANSES and the National Bank of Argentina, among others (“Public Debt held by National Public Sector Agencies”).  As a percent of GDP, such debt was equal to approximately 21.4%.

•
14.6% of such debt, or U.S.$24.0 billion was substantially comprised of obligations with multilateral credit organizations like the World Bank, the Inter-American Development Bank and the Andean Development Corporation, as well as debt eligible for renegotiation with the Paris Club (“Public Debt held by Other Creditors”).  As a percent of GDP, such debt was equal to approximately 6.7%.

•
38.5% of such debt, or U.S.$63.3 billion was debt excluding Public Debt held by National Public Sector Agencies as well as Public Debt held by Other Creditors (“Public Debt held by the Private Sector”).  As a percentage of GDP, such debt was equal to approximately 17.6%.

As of December 31, 2010, total gross public debt (including defaulted debt other than Untendered Debt) by type of instrument was the following:

•	68%, or U.S.$111.7 billion, in bonds (including provincial bonds guaranteed by the Government (Bogar));

•	14.5%, or U.S.$23.9 billion, in loans from multilateral and bilateral lenders;

•	9.7%, or U.S.$15.9 billion, in short-term debt in the form of temporary advances from the Central Bank, Treasury notes and promissory notes;

•	5.1% or U.S.$8.4 billion, in loans from commercial banks and suppliers; and

•
2.7%, or U.S.$4.4 billion, in National Guaranteed Loans (after the exchanges of National Guaranteed Loans that occurred prior to October 2009.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions”).

As of December 31, 2010, non-performing debt was U.S.$6.7 billion, or 4.1% of total gross public debt, of which U.S.$418.9 million, or 0.3% of total gross public debt, represented non-performing debt not yet due and U.S.$6.3 billion, or 3.9% of total gross public debt, corresponded to arrears.

As of December 31, 2010, Argentine residents held approximately 62.8% (U.S.$103.2 billion) of Argentina’s total gross public debt and foreign creditors held approximately 37.2% (U.S.$61.1 billion).

In September 2008, President Fernández de Kirchner announced Argentina’s intention to pay its bilateral debt pertaining to country members of the Paris Club which are still taking place.

On March 1, 2010, the Executive Power issued:

•
a decree to borrow approximately U.S.$2.2 billion from the Central Bank to make payments to multilateral agencies during 2010.  In consideration, the Central Bank received a 10-year U.S. dollar denominated Treasury note; and

•
an emergency decree to provide for the creation of the Debt Repayment Fund (“Debt Repayment Fund”) in the amount of approximately U.S.$4.4 billion to make payments to private debtholders, with monies to be borrowed from the Central Bank.  In consideration, the Central Bank received a 10-year U.S. dollar denominated Treasury note.  The decree also provides for the creation of a Congressional Commission to verify and oversee all payments made with monies of the Debt Repayment Fund.

Emergency decrees have equal validity to Congressional laws and have legal validity pending rejection by both Chambers of Congress.  If both Chambers of Congress reject an emergency decree, such emergency decree is nullified but all legal effects arising therefrom pending nullification remain legally valid.  On April 13, 2010, the Chamber of Deputies rejected the emergency decree that created the Debt Repayment Fund.  However, on May 5, 2010, the Senate approved the emergency decree.  In addition, the Senate proposed the creation of a bicameral commission to supervise payments made by the Debt Repayment Fund.  Approval by the Chamber of Deputies to create a bicameral commission is still pending.

On December 22, 2010, the Executive Power issued an emergency decree to provide the Debt Repayment Fund with approximately U.S.$ 7.5 billion in additional funds to make payments to private debtholders during 2011, with monies to be borrowed from the Central Bank.  In consideration, the Central Bank received a 10-year U.S. dollar denominated Treasury note.  Neither the Senate nor the Chamber of Deputies has approved or rejected the emergency decree.

On March 3, 2011, the Executive Power issued a decree to borrow approximately U.S.$2.1 billion in additional funds from the Central Bank to make payments to multilateral agencies during 2011.  In consideration, the Central Bank received a 10-year U.S. dollar denominated Treasury note.

Debt Record

Introduction

Argentina has entered into three restructurings of external and domestic debt in default during the past 20 years: the Brady Plan, the 2005 Debt Exchange and the 2010 Debt Exchange.

The Brady Plan.  In April 1992, Argentina announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks.  The Brady Plan:

•	applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears. This amount represented over 96% of the commercial bank debt then outstanding; and

•	effected a reduction of approximately U.S.$3 billion in the nominal amount of Argentina’s foreign debt, as well as a nominal debt reduction of 35%.

For further discussion of the Brady Plan, see “—Prior Debt Restructurings—The Brady Plan.”

2005 Debt Exchange.  In December 2001, the Government declared a moratorium on a substantial portion of Argentina’s public debt and restructured its public external and domestic debt in an exchange offer in 2005.  The 2005 Debt Exchange:

•	pertained to approximately U.S.$81.8 billion of defaulted debt (including nominal value of the eligible securities and accrued past due interest accumulated as of December 31, 2001);

•	did not recognize accrued past due interest accumulated from December 31, 2001, to December 31, 2003, which would have increased the amount on this debt segment to at least U.S.$102.6 billion; and

•	registered an aggregate value of securities tendered that amounted to approximately U.S.$62.3 billion, representing 76.15% of the aggregate value of eligible securities.

For further discussion of the 2005 Debt Exchange, see “—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange.”

2010 Debt Exchange.  On April 30, 2010, Argentina extended a debt restructuring invitation (the “April Invitation”) to the holders of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for 2033 Discount Bonds (2010), 2038 Par Bonds (2010), 2017 Globals, 2035 GDP-Linked Securities (2010) and, in certain cases, a cash payment.  In December 2010, Argentina reopened the April Invitation in the domestic market (the “December Invitation”), and the December Invitation closed on December 31, 2010. In accordance with a contractual commitment contained in the securities issued in the 2005 Debt Exchange, which grants holders of such securities the right to participate in any offer by Argentina to repurchase, exchange or amend any of the Untendered Debt, the securities issued in the 2005 Debt Exchange were eligible to participate in the 2010 Debt Exchange.  The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange, including both the April Invitation and the December Invitation, and the offer conducted by Argentina in Japan concurrently with the April Invitation, totaled approximately U.S.$12.4 billion, representing approximately 67.7% of the aggregate eligible amount of eligible securities.  As a result of the 2005 and 2010 Debt Exchanges, Argentina succeeded in restructuring over 91% of the defaulted debt eligible for the 2005 and 2010 Debt Exchanges.  For further discussion of the 2010 Debt Exchange, see “—Debt Management Following the 2001 Debt Crisis—2010 Debt Exchange.”

2001 Debt Crisis, 2005 Debt Exchange and 2010 Debt Exchange

On December 24, 2001, the Government (under the temporary administration of President Rodriguez Saá) declared a moratorium on a substantial portion of Argentina’s public debt.  President Duhalde, his successor, endorsed the moratorium when he took office several days later.  The Public Emergency Law, enacted on January 6, 2002 (which has been extended until December 31, 2011), authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure Argentina’s public debt.

On February 6, 2002, the Government issued Decree No. 256, which officially suspended payments on Argentina’s public debt and authorized the Ministry of Economy to undertake a restructuring of these obligations.  Subsequently, the Government issued Resolution No. 73 (April 2002), Resolution No. 350 (September 2002), Resolution No. 449 (October 2002) and Resolution No. 158 (March 2003), pursuant to which it refined the scope of the suspension of debt payments.  In accordance with these decrees, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued since the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

In 2005, Argentina restructured a significant portion of its defaulted bond debt.  In exchange for defaulted debt, holders received a package that included new 2038 Par Bonds, 2045 Quasi-Par Bonds, 2033 Discount Bonds and 2035 GDP-Linked Securities.  The 2005 Debt Exchange had a 76.2% acceptance rate.  For further discussion of the 2005 Debt Exchange, see “—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange.”

In 2010, through the April Invitation and the December Invitation, Argentina extended a debt restructuring invitation to the holders of Untendered Debt and others to tender their eligible securities in exchange for 2033 Discount Bonds (2010), 2038 Par Bonds (2010), 2017 Globals, 2035 GDP-Linked Securities (2010), and, in certain cases, a cash payment.  The 2010 Debt Exchange and the offer conducted by Argentina in Japan concurrently with the April Invitation had an approximate 67.7% rate of acceptance.  For further discussion of the 2010 Debt Exchange, see “—Debt Management Following the 2001 Debt Crisis—2010 Debt Exchange.”

Prior Debt Restructurings

Paris Club.  Argentina restructured debt due to members of the Paris Club, a group of sovereign creditors, in five separate agreements in 1985, 1987, 1989, 1991 and 1992.  Under most of these agreements, new maturities averaged 10 years, with average grace periods of approximately 5½ years.  The amounts rescheduled under these agreements totaled U.S.$9.0 billion.  The Government defaulted on debt owed to country members of the Paris Club during the debt crisis that began in 2001.  In September 2008, President Fernández de Kirchner announced Argentina’s intention to pay its bilateral debt pertaining to member countries of the Paris Club.  In December 2010, the Minister of Economy and Public Finances started negotiations with member countries of the Paris Club which are still taking place.
For further discussion of debt owed to Paris Club lenders, see “—Debt Owed to Financial Institutions.”

Commercial Banks.  In 1985 and 1987, Argentina negotiated the restructuring of U.S.$34.7 billion in debt owed to international commercial bank creditors.  In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3.0 billion, two bond issuances formed part of this restructuring:  “new money bonds” and “alternative participation instruments,” or “APIs.”  Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

The Brady Plan.  In April 1992, Argentina announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks.  The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of Argentina’s foreign debt, as well as a nominal debt reduction of 35%.

Over 96.0% of the commercial bank debt was refinanced pursuant to the Brady Plan.  The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, or “FRBs,” and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.2 billion of interest in arrears.

The terms of the Brady Bonds were as follows. The par bonds:

•	were issued in an aggregate principal amount of U.S.$12.5 billion and DM284 million,

•	had a 30-year maturity, and

•
bore interest at fixed rates rising from 4% to 6% in the seventh year, in the case of the U.S. dollar denominated par bonds, and at a constant fixed rate of 5.87% for par bonds denominated in Deutsche Marks.

The discount bonds:

•	were issued in an aggregate principal amount of U.S.$4.1 billion and DM282 million,

•	had a 30-year maturity, and

•	bore interest at the rate of LIBOR for the relevant currency plus 0.813%.

The payment of the principal amount on the par bonds and the discount bonds at maturity was secured with U.S. Treasury and Kreditanstalt für Wiederaufbau Zero Coupon obligations. Interest payments for both the par bonds and the discount bonds denominated in U.S. dollars were collateralized up to an amount equivalent to 12 months’ interest. Interest payments for the Deutsche Mark par and discount bonds were collateralized up to an amount equivalent to less than 12 months’ interest.

The floating rate bonds (FRB):

•	were issued in an aggregate principal amount of U.S.$8.5 billion,

•	had a 12-year maturity (amortizing), and

•	bore interest at the rate of LIBOR for the relevant currency plus 0.813%

Argentina serviced the Brady Bonds until its default in 2001.  Approximately 95.7% of the U.S. dollar-denominated Brady Bonds and 81.3% of the euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

As of December 31, 2010:

•	U.S.$ 365.1 million of par Brady Bonds that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$118.0 million corresponded to past due interest;

•	U.S.$110.4 million of discount Brady Bonds that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$22.1 million corresponded to past due interest; and

•	U.S.$39.7 million of FRBs that had not been tendered in the 2005 Debt Exchange remained outstanding, of which U.S.$2.1 million corresponded to past due interest.

Principal payments and a portion of interest payments on the par and discount Brady Bonds are secured by collateral.  For a description of these security arrangements, see “—Debt Management Following the 2001 Debt Crisis—Secured or Guaranteed Debt.”

Debt Management Following the 2001 Debt Crisis

Following the suspension of payments on debt in late 2001, the Government began to issue Boden, primarily for the purpose of compensating individuals and foreign and domestic financial institutions affected by various crisis measures adopted by the Government.  The following is a brief description of certain of the various types of Boden (since January 1, 2009, individual amounts of the various types of Boden described below are no longer calculated):

•
Boden Depositor.  The Government has issued these bonds since 2002 to compensate depositors for losses they incurred as a result of the pesification and the rescheduling of bank deposits.  The corresponding banks have incurred an obligation to reimburse the Government for the nominal principal amount of these bonds at a specified discount.

•
Boden Compensation and Boden Coverage.  Since 2002, the Government has issued these bonds to banks to compensate them for losses they incurred as a result of the asymmetric pesification of substantially all foreign currency-denominated loans and liabilities.

•
Boden Restitution.  The Government issued these bonds in 2003 to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001.  These bonds are CER-index linked.

•
Boden Quasi-Currency.  The Government issued these bonds in 2003 to the Central Bank as part of the process of redeeming substantially all of its own quasi-currency bonds (Lecops) and substantially all of the quasi-currency bonds issued by the provinces (bonds issued by the province of Buenos Aires are known as Patacones).  These bonds are CER-index linked.

•
Boden Asymmetrical Indexation CER-CVS.  The Government has issued these bonds since 2005 to compensate banks for the asymmetrical indexation that occurred when banks held assets indexed to CER (the CPI-linked index) and held liabilities indexed to CVS (the salary-linked index).  These bonds are not CER-index linked.

The outstanding amount of Boden (including the ones described above) was:

•	U.S.$21.3 billion as of December 31, 2006;

•	U.S.$20.2 billion as of December 31, 2007;

•	U.S.$19.9 billion as of December 31, 2008;

•	U.S.$14.3 billion as of December 31, 2009; and

•	U.S.$11.5 billion as of December 31, 2010.

After the suspension of debt payments in December 2001, the Government continued issuing Bocones.  These bonds, which the Government has issued since 1991, are used primarily to restructure obligations that the Government owes to pensioners and various private creditors.  In August 1997, the Government also authorized the issuance of a series of Bocones as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship from 1976 through 1983.  The outstanding amount of such Bocones was:

•	U.S.$3.6 billion as of December 31, 2006;

•	U.S.$4.2 billion as of December 31, 2007;

•	U.S.$4.0 billion as of December 31, 2008;

•	U.S.$2.1 billion as of December 31, 2009; and

•	U.S.$1.9 billion as of December 31, 2010.

2005 Debt Exchange

On January 14, 2005, Argentina launched an invitation to holders of 152 different series of securities on which it had defaulted in 2001 to exchange their defaulted debt for 2038 Par Bonds, 2045 Quasi-Par Bonds, 2033 Discount Bonds and 2035 GDP-Linked Securities.  The aggregate value of securities that were eligible to participate in the exchange (including nominal value of the eligible securities and accrued past due interest accumulated as of December 2001) was approximately U.S.$81.8 billion.  Accrued past due interest accumulated from December 31, 2001, to December 31, 2003, was not eligible to participate in the exchange, which would have increased the amount on this debt segment to at least U.S.$102.6 billion.  The aggregate value of securities tendered in the 2005 Debt Exchange was approximately U.S.$62.3 billion, representing 76.15% of the aggregate value of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the 2005 Debt Exchange were entitled to receive, in exchange for their securities, different combinations of the following:

•	par bonds due December 31, 2038 (the “2038 Par Bonds”);

•	discount bonds due December 31, 2033 (the “2033 Discount Bonds”);

•	quasi-par bonds due December 31, 2045 (the “2045 Quasi-Par Bonds”); and

•	a notional amount of GDP-linked securities expiring no later than December 15, 2035 (the “2035 GDP-Linked Securities”).

Participants in the 2005 Debt Exchange have the right to participate in any future offer by Argentina to repurchase, exchange or amend any of the Untendered Debt.

Mandatory repurchase clauses require Argentina to allocate defined amounts to the repurchase of new bonds and other indebtedness.  In addition, Argentina is required to repurchase bonds issued in the 2005 Debt Exchange if Argentina’s GDP exceeds a pre-established threshold.  Further details about the repurchase provisions may be found in the supplement to the prospectus dated December 27, 2004, for the 2005 Debt Exchange filed with the SEC on January 10, 2005.

The terms of the securities issued in the 2005 Debt Exchange were as follows.

The 2038 Par Bonds:

•	were issued in an aggregate principal amount of U.S.$15.0 billion,

•	have a 33-year maturity, and

•
bear interest at fixed rates rising from 1.33% to 5.25% (for 2038 Par Bonds denominated in U.S. dollars), from 1.20% to 4.74% (for 2038 Par Bonds denominated in euros), and from 0.63% to 2.48% (for 2038 Par Bonds denominated in Pesos).

The 2033 Discount Bonds:

•	were issued in an aggregate principal amount of U.S.$11.9 billion,

•	have a 28-year maturity, and

•
bear interest at a fixed rate of 8.28% (for 2033 Discount Bonds denominated in U.S. dollars), 7.82% (for 2033 Discount Bonds denominated in euros) and 5.83% (for 2033 Discount Bonds denominated in pesos).

The 2045 Quasi-Par Bonds:

•	were issued in an aggregate principal amount of Ps.24.3 billion (approximately U.S.$8.3 billion),

•	have a 40-year maturity, and

•	bear interest at a fixed rate of 3.31%.

The 2035 GDP-Linked Securities:

•	were issued in a notional amount of approximately U.S.$62.3 billion,

•	were issued originally as a single unit with the underlying 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds,

•	expire no later than December 15, 2035, and

•
provide for payments in respect of any given reference year only if a number of conditions are met relating to the performance of Argentina’s GDP in such year; the total amount to be paid during the life of the 2035 GDP-Linked Securities, per unit of 2035 GDP-Linked Security, cannot exceed 0.48, measured per unit of currency.

The outstanding principal amount of all 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds denominated in pesos is adjusted for inflation based on the Coeficiente de Estabilización de Referencia, or “CER,” a unit of account whose value in pesos is indexed to consumer price inflation in Argentina, as measured by changes in the consumer price index, or “CPI.”

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235.4 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral.

The calculation of the net present value reduction that tendering holders accepted in the 2005 Debt Exchange is subjective and may vary over time depending on elements such as the performance of interest rates and other factors.  Argentina does not maintain any statistics ascertaining the precise value of the debt reduction to bondholders.  Nevertheless, private analysts at the time estimated that the debt reduction was of approximately 65% to 75% of the original value of the 2005 Eligible Securities.

Other Restructurings and Liability Management Transactions

On August 31, 2006, Argentina restructured debt that it held with Banco de la Nación Argentina.  This debt was restructured through the issuance of a Bonos-Pagaré denominated in pesos in the amount of Ps.1.5 billion.

On January 31, 2007, Argentina and Spain restructured a U.S.$982 million bilateral loan that was made under the IMF program during the 2001 financial crisis.  Argentina agreed to repay Spain within six years of this restructuring, at a rate of LIBOR plus 140 basis points.

Liability Management Transactions during 2009.  Liability management was a key aspect of Argentina’s financial strategy during 2009.  The liability management transactions that took place during this period reduced the total amount of Argentina’s indebtedness by approximately Ps.2.4 billion, and reduced Argentina’s debt service by Ps.6.7 billion for 2009 and by a total of Ps.23.8 billion for the four-year period ending in 2012.  It also changed Argentina’s debt composition.  While the proportion of foreign currency-denominated debt remained the same, the share of CER-index linked debt decreased from 37.0% of Argentina’s total debt as of December 31, 2008, to 25.4% as of December 31, 2009.  The main goals of these liability management transactions were:

•
to improve Argentina’s debt service profile for the 2009-2012 period by extending maturities and changing its floating interest rate exposure from risk associated with the CER index to the BADLAR rate;

•	to develop a BADLAR-rate linked yield curve, which would give public and private sector issuers a benchmark for pricing; and

•	to offer financial institutions an instrument that would allow them to hedge against their BADLAR-rate linked liabilities.

2010 Debt Exchange

On April 30, 2010, Argentina launched the April Invitation, an invitation to holders of the securities issued in the 2005 Debt Exchange and of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for the new securities described below and, in certain cases, a cash payment.

Holders of eligible securities who participated in the April Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	discount bonds due December 2033 denominated in U.S. dollars, euros and pesos (“2033 Discount Bonds (2010)”);

•	par bonds due December 2038 denominated in U.S. dollars, euros and pesos (“2038 Par Bonds (2010)”);

•	U.S. dollar-denominated global bonds due 2017 (“2017 Globals”); and

•	GDP-linked securities expiring no later than December 2035 denominated in U.S. dollars, euros and pesos (“2035 GDP-Linked Securities (2010)”).

The terms of the securities issued in the 2010 Debt Exchange were as follows:

The 2038 Par Bonds (2010):

•	were issued in an aggregate principal amount of approximately U.S.$2.0 billion;

•	have a 28-year maturity; and

•
bear interest at fixed rates rising from 2.50% to 5.25% (for 2038 Par Bonds (2010) denominated in U.S. dollars), from 2.26% to 4.74% (for 2038 Par Bonds (2010) denominated in euros) and from 1.18% to 2.48% (for 2038 Par Bonds (2010) denominated in Pesos).

The 2033 Discount Bonds (2010):

•	were issued in an aggregate principal amount of approximately U.S.$3.4 billion;

•	have a 23-year maturity; and

•
bear interest at a fixed rate of 8.28% (for 2033 Discount Bonds (2010) denominated in U.S. dollars), 7.82% (for 2033 Discount Bonds (2010) denominated in euros) and 5.83% (for 2033 Discount Bonds (2010) denominated in pesos).

The 2017 Globals:

•	were issued in an aggregate principal amount of approximately U.S.950 million;

•	have a 7-year maturity; and

•	bear interest at a fixed rate of 8.75%.

The 2035 GDP-Linked Securities (2010):

•	were issued in a notional amount of approximately U.S.$12.2 billion;

•	expire no later than December 15, 2035; and

•
provide for payments in respect of any given reference year only if a number of conditions relating to the performance of Argentina’s GDP in such year are met; the total amount to be paid during the life of the 2035 GDP-Linked Securities (2010), per unit of 2035 GDP-Linked Security (2010), cannot exceed 0.48, measured per unit of currency.

In December 2010, Argentina launched the December Invitation as a reopening of the April Invitation in the domestic market. The December Invitation closed on December 31, 2010.

Holders of eligible securities who participated in the December Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	2033 Discount Bonds (2010) denominated in U.S. dollars and pesos;

•	2017 Globals; and

•	2035 GDP-Linked Securities (2010) denominated in U.S. dollars and pesos.

The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange and the offer conducted by Argentina in Japan concurrently with the April Invitation, totaled approximately U.S.$12.4 billion, representing approximately 67.7% of the aggregate eligible amount of eligible securities.  As a result of the 2005 and 2010 Debt Exchanges, Argentina succeeded in restructuring over 91% of the defaulted debt eligible for the 2005 and 2010 Debt Exchanges.

Brady Bond Invitation

During December 2010, the Republic of Argentina announced an invitation to the holders of the Brady Bonds (the “Brady Invitation”) to tender their Brady Bonds in exchange for a combination of 2033 Discount Bonds (2010), 2017 Globals, 2035 GDP-linked Securities (2010) and cash payment.

The Invitation was part of Argentina’s broader debt restructuring program, including the 2010 Debt Exchange, to manage its external liabilities. The Brady Invitation, however, was subject to certain conditions, among which was the requirement that the United States Court of Appeals for the Second Circuit affirm the District Court´s order dated October 29, 2010 allowing the release, liquidation and transfer to the tendering holders of the proceeds of the collateral securing the tendered Brady Bonds.

On July 20, 2011, the United States Court of Appeals for the Second Circuit reversed the District Court’s order. Argentina did not appeal this judgment. As a result of the reversal by the Second Circuit, the necessary conditions for the Brady Invitation were not satisfied. As a result, on August 5, 2011, Argentina cancelled the Brady Invitation without accepting any tenders. All tenders under the Brady Invitation were automatically deemed rejected.

Description of the Debt Restructuring Process and Determination of Terms of the 2005 Debt Exchange and 2010 Debt Exchange

Argentina’s efforts to restructure its debt following its default in 2001 may be divided into two principal phases:

•	the stage accompanying the 2005 Debt Exchange (the “2005 Offer Stage”); and

•	the stage accompanying the 2010 Debt Exchange (the “2010 Offer Stage”)

In arriving at the terms of the exchange offers at each stage, Argentina has needed to weigh important considerations, including:

•	debt sustainability;

•	social and economic considerations affecting Argentina and its citizens;

•	the feedback obtained from consultation with market participants including creditors, creditor groups, investment banks and finance organizations;

•	consultation with other countries and official sector agencies; and

•	legal limitations and constraints.

The 2005 Offer Stage

In the 2005 Offer Stage, Argentina arrived at the terms of its offer after a lengthy and complicated analytical and consultative process.  The Government’s resources and debt payment capacity were severely constrained by the need to address the socio-economic problems it confronted domestically, including the rampant poverty and profound social needs of the Argentine citizenry following the worst economic crisis in its history.  Argentina sought a prudent and sustainable course for its future debt service.  In that context, Argentina began discussions about debt restructuring with creditors and other market and official sector participants in 2002.

Argentina’s negotiation process took a form that reflected changing realities of the capital markets.  Argentina had hundreds of thousands of creditors with varying interests located throughout the world and over a hundred series of bonds under varying governing laws.  Rather than organizing a debt committee, as it and other countries had done when dealing with commercial bank creditors, Argentina met with the various groups that represented different constituencies.  Argentina also sought to share information equally among all creditors and in compliance with applicable securities laws of the jurisdictions in which it planned to make an offer.  Unlike sovereign debt restructurings involving committees - in which committee members, official sector agencies and multi-lateral organizations endorsed the country’s debt restructuring proposal after reaching an agreement -Argentina’s consultation-based process was, instead, an effort to create a reasonable process for negotiation in the context of complex capital market constituencies around the world with strict restrictions on the use of information.  In following this route, Argentina proceeded in similar ways to Uruguay, Pakistan and Ukraine, among others.

Among the groups that Argentina consulted during the 2005 Offer Stage were:

•	The Argentine Bondholders’ Committee (“ABC”);

•	Task Force Argentina (“TFA”);

•	The Argentine Bond Restructuring Agency plc (“ABRA”);

•	The Global Committee of Argentine Bondholders (“GCAB”), an umbrella organization comprising ABC, TFA, ABRA and other creditor groups, and

•	many other creditor groups and consumer group representatives in Italy, Germany, Japan and other jurisdictions.

At the same time it consulted with creditors, Argentina maintained a dialogue with governmental, multilateral and other official sector agencies.  These included:

•	Governmental entities of countries with significant bondholders affected by the default, including the U.S. Treasury and Italian and German authorities; and

•	multilateral entities, such as the IMF.

In order to assist it in consultations and negotiations, Argentina hired financial advisors.  These advisors helped organize meetings, identify bondholders and take market soundings to help Argentina begin to define an offer.

In September 2003, Argentina announced indicative terms of an offer during the annual meetings of the IMF and the World Bank in Dubai.  After that, Argentina continued discussions with market and official sector representatives.  When it was ready to begin to implement an exchange offer, Argentina appointed Merrill Lynch & Co., Barclays Capital and UBS Investment Bank (the “2005 Offer Managing Banks”) in February 2004.  The Managing Banks assisted with further consultations and with refinement of the 2005 Debt Exchange.

Argentina encountered vigorous and determined opposition in the process that culminated in its 2005 Debt Exchange.  While some creditors negotiated in good faith, others sought to enjoin the 2005 Debt Exchange altogether even in the face of a large percentage of holders that wanted to enter into the exchange.  Certain active creditors and groups tried interrupting or decreasing participation in the 2005 Debt Exchange through litigation, counter-publicity campaigns, and other means.

Ultimately, Argentina determined the terms of its 2005 Debt Exchange after taking into account in good faith the needs of its various creditor constituencies in the context of its fiscal and other constraints and with the aim of reaching debt sustainability in the medium and long term.  The consultation and negotiation process led to terms that took account of special needs and requirements of creditors.  Argentina included GDP-Linked Securities, which would yield payments based on the amount that GDP exceeded an assumed base rate per annum (and, accordingly, give creditors the right to receive payments in the event of certain improvements in Argentina’s economy).  Argentina also provided both a Par Option, most attractive to retail creditors, and a Discount Option, most attractive to institutional creditors among other features requested by creditors.

Creditors also insisted that Argentina needed to heed their inter-creditor concerns as a condition of their participation in the 2005 Debt Exchange.  Argentina received feedback from many creditors, which stated that they would not participate in the 2005 Debt Exchange absent legal reassurance that holdout creditors would not be able to receive more advantageous terms in the future.  This led to the inclusion of a clause in the terms of the securities issued in the 2005 Debt Exchange, which gave tendering bondholders certain rights upon future offers (the “RUFO Clause”).  After the 2005 Debt Exchange was launched, certain creditors expressed strong concern that the RUFO Clause did not provide sufficient protection to tendering bondholders that Argentina might, at a later date, strike a more favorable deal with holdout creditors.  In an effort to reassure tendering bondholders and increase the level of participation in the 2005 Debt Exchange, Congress subsequently passed Law No. 26,017, known as the “Lock Law”.  The Lock Law prohibited the Executive Branch from reopening the 2005 Debt Exchange without Congressional approval and also prohibited any type of settlement involving untendered securities that were eligible to participate in the 2005 Debt Exchange (the “2005 Eligible Securities”).

Even after the 2005 Debt Exchange was accepted by 76.15% in interest of holders of 2005 Eligible Securities, two of the most active holdout creditors managed to interrupt settlement for approximately two months until Argentina was able to lift orders they had obtained which would have frustrated the purpose of debt reduction of the 2005 Debt Exchange.  The 2005 Debt Exchange was settled on June 2, 2005, and although holders of 2005 Eligible Securities in the aggregate amount of approximately U.S.$18.6 billion at the time of the 2005 Debt Exchange did not accept the 2005 Debt Exchange, the remainder obtained new securities, which Argentina has serviced ever since.

The calculation of the net present value reduction that tendering holders accepted in the 2005 Debt Exchange is subjective and may vary over time depending on elements such as the performance of interest rates and other factors.  Argentina does not maintain any statistics ascertaining the precise value of the debt reduction to bondholders.  Nevertheless, private analysts estimated at the time that the debt reduction was of approximately 65% to 75% of the original value of the 2005 Eligible Securities.

The 2010 Offer Stage

In 2008, Argentina began to receive and to consider proposals outlining the terms of a new potential offer to its creditors.  The Government decided in 2008 to proceed to negotiate a new offer with its creditors, but was delayed by the global financial crisis.  Finally, in 2009, Argentina engaged Barclays Capital, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. to assist it in carrying out a new offer and formally to begin the 2010 Offer Stage.

In addition to the usual elements it has to consider and weigh as part of arriving at a final offer, Argentina also had two principal legal constraints:

•	the Lock Law; and

•	the RUFO Clause.

In December 2009, Congress passed Law No. 26,547, which suspends the operation of Articles 2, 3 and 4 of the Lock Law until the earlier of December 31, 2010 and the date on which the Executive Branch, through the Ministry of Economy and Public Finance, announces the conclusion of the process of restructuring of Argentina’s debt securities.  Law No. 26,547 also precludes Argentina from making an equal or better offer to creditors than its 2005 Debt Exchange.  If Argentina had been able to make a better offer to creditors than its 2005 Debt Exchange, the application of the RUFO Clause would have created an incentive for creditors that participated in the 2005 Debt Exchange to participate in the new offer.

Argentina undertook investor consultations as part of the process necessary to arrive at the terms of the 2010 Debt Exchange and, as was the case in the 2005 Debt Exchange, it was willing to take into account in good faith the needs of its various creditor constituencies in the context of its fiscal and other constraints and with the aim of consolidating debt sustainability in the medium and long term.

The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange and the offer conducted by Argentina in Japan concurrently with the 2010 Debt Exchange, totaled approximately U.S.$12.4 billion, representing approximately 67.7% of the aggregate eligible amount of eligible securities.  As a result of the 2005 and 2010 Exchanges, Argentina succeeded in restructuring over 91% of the defaulted debt eligible for the 2005 and 2010 Debt Exchanges.

Indirect Debt

The Government guarantees—in part or in full—principal and interest payments on certain debt obligations of the provinces and other national and private entities.  A portion of these Government guarantees is secured by assets or tax receivables of the Government.

As of December 31, 2010, the Government guaranteed third-party obligations for an aggregate amount of U.S.$14.6 billion (including past due principal and interest) as compared to U.S.$14.2 billion as of December 31, 2009, consisting of the following obligations:

•
U.S.$12.6 billion in debt owed by national entities separate from the Government (such as Banco de la Nación Argentina).  Non-financial public institutions owed a substantial portion of this debt, and assets of the direct obligor secured 94.0% of this amount. This debt includes U.S.$9.8 billion of indebtedness held by Fondo Fiduciario para el Desarrollo Provincial (Fiduciary Fund for Provincial Development), or “FFDP,” which originated with the issuance of the Bogar;

o
Bogar 2018 issued in 2002 by the Fondo Provincial para el Desarrollo (Provincial Development Fund) in an aggregate principal amount equal to U.S.$9.2 billion to restructure the debts of a number of provinces. Their repayment is guaranteed by the Government and thus constitutes indirect debt of the Government;

o
Bogar 2020 issued during 2005 and 2006 by the FFDP in an aggregate principal amount equal to U.S.$598.3 million in order to restructure the debt it held with specific entities from the financial system (principally banks).  Bogar 2020 is denominated in pesos, CER-index linked and pays an annual fixed interest rate of 2%.  Similar to the Bogar 2018, the repayment of principal and interest of Bogar 2020 is guaranteed by the Government and constitutes indirect debt of the Government;

•	U.S.$ 1.6 billion in provincial debt (including the city of Buenos Aires), all of which was secured by assets of the issuer; and

•	U.S.$303.6 million in debt of private sector entities; none of these debts were secured by assets of the issuer.

During the last quarter of 2009, several provinces declared that they were facing substantial fiscal deficits and experiencing cash constraints as a result of the global financial crisis. In light of this situation, the Government has taken a series of measures aimed at alleviating the financial situation of the provinces.  For instance, on May 10, 2010, the Government created a federal program for the refinancing of provincial debt.  Bogar is among the eligible debts that can be refinanced by the provinces under this program.  See “Public Sector Finances—Fiscal Relations with the Provinces.”

Secured or Guaranteed Debt

Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral.  A description of these security arrangements follows:

•
National Guaranteed Loans.  These loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., taxes the Government is required to share with the provinces under the Co-Participation Law). As of December 31, 2010, the outstanding principal amount of National Guaranteed Loans was U.S.$ 4.4 billion.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions.”

•
Bogar.  These bonds are secured through a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes.  As of December 31, 2010, this amount was U.S.$9.8 billion.

•
Brady Bonds.  The full principal amount of par and discount Brady Bonds is secured, in the case of U.S. dollar-denominated bonds, by zero-coupon U.S. Treasury notes and, in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstalt für Wiederaufbau (Germany’s development bank).  The collateral securing these bonds cannot be drawn upon until the maturity date of these bonds in 2023. As of December 31, 2010, this amount was U.S.$144.0 million. A portion of the interest payable on Brady Bonds is also collateralized:

-
For discount Brady Bonds denominated in U.S. dollars or euros, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 8.0% of the principal amount of the outstanding bonds.

-
For U.S. dollar-denominated par Brady Bonds, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 6.0% of the principal amount of the outstanding bonds.

-
For euro-denominated par Brady Bonds, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 5.87% of the principal amount of the outstanding bonds.

As of December 31, 2010, the collateral was valued as follows:

•	U.S.$5.3 million interest payments on the U.S. dollar-denominated discount bonds; no collateral remained for interest payments on the U.S. dollar-denominated par bonds;

•	U.S.$ 107.4 million principal payments on U.S. dollar-denominated par and discount bonds;

•	U.S.$0.1 million interest payments on the euro-denominated discount bonds; no collateral remained for interest payments on the euro-denominated par bonds; and

•	U.S.$31.2 million principal payments on the euro-denominated par and discount bonds.

Spanish Bonds.  In 1993, as part of the Brady restructuring, the Government issued to Spanish banks un-collateralized bonds maturing in 2008 (instead of 30-year Brady bonds).  These bonds are guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments in 2001.  As of December 31, 2010, Argentina had accumulated U.S.$14.1 million in past due interest payments and U.S.$54.7 million in past due principal payments on these bonds.  The bonds matured on March 31, 2008.  Principal and interest payments remain suspended.

Tax-Set-off Mechanisms

In the past, the Government has given holders of certain bonds the option to receive a tax credit in lieu of coupon payments. This tax credit could be used to discharge tax obligations the bondholder owes to the Government.  For certain types of bonds, the tax set-off option was available only in the event of coupon payment default by the Government.

Several different types of Government bonds have had this tax set-off feature (either by law or by the terms of the bonds), the specific mechanics of which vary.  This tax set-off mechanism has been a feature of the Bocones since they were first issued in 1991.

In April 2004, this tax set-off arrangement was suspended for all of Government medium-term notes and all Government bonds (with certain exceptions for Bocones and certain Boden).

Evolution of Public Debt

From 2006 through 2010, Argentina’s total gross public debt increased 20.2% from U.S.$136.7 billion as of December 31, 2006 to U.S.$164.3 billion as of December 31, 2010, mainly as a result of higher issuances than amortization payments, inflation adjustments, the nominal appreciation of the euro, which increased euro-denominated debt when expressed in dollars, and compounding interest. These factors were partially offset by the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in dollars, and liability management transactions during 2009. After the 2005 Debt Exchange, total debt as a percentage of nominal GDP decreased gradually from 73.9% as of December 31, 2005 to 45.3% as of December 31, 2010.  From 2006 to 2010, Argentina had limited access to international capital markets and most of the new debt incurred in this period represented domestic debt issued in pesos and U.S. dollars.  After the 2005 Debt Exchange, the breakdown of peso-denominated and foreign currency-denominated debt remained relatively stable, with foreign currency-denominated debt representing around 54.1% of total gross debt until December 31, 2009.  After the 2010 Debt Exchange, the break down of peso-denominated and foreign currency denominated debt remained relatively stable, with foreign currency-denominated debt representing around 58.8% of total gross debt until December 31, 2010.  Foreign currency-denominated debt increased 21.4% in 2010.  Except where indicated, debt amounts do not include Untendered Debt, which totaled approximately U.S.$11.2 billion as of December 31, 2010.

The following table sets forth information on Argentina’s total gross public debt as of the dates indicated.  This table includes, as a memorandum item, the amount of Untendered Debt, which totaled approximately U.S.$11.2 billion as of December 31, 2010.

Total Gross Public Debt(1)
(in millions of U.S. dollars)

	As of December 31,
	2006		2007		2008		2009		2010
Peso-denominated Debt:(2)
Performing	U.S.$	65,087	U.S.$	68,000	U.S.$	68,984	U.S.$	67,390	U.S.$	67,605
Non-performing debt not yet due(3)		244		166		141		121		114
Non-performing principal arrears		197		185		172		72		29
Non-performing interest arrears		21		24		21		10		1
Total peso-denominated debt		65,549		68,375		69,318		67,593		67,749
As a % of total gross public debt		47.9%		47.2%		47.5%		45.9%		41.2%

Foreign currency-denominated debt:(4)
Performing		63,926		69,977		70,062		73,009		89,976
Non-performing debt not yet due (3)		2,092		1,096		449		355		305
Non-performing principal arrears		4,227		4,248		5,064		5,081		5,218
Non-performing interest arrears		931		1,033		1,082		1,081		1,082
Total foreign currency-denominated debt		71,176		76,354		76,657		79,526		96,581

	As of December 31,
	2006		2007		2008		2009		2010
As a % of total gross public debt		52.1%		52.8%		52.5%		54.1%		58.8%

Total gross public debt (including arrears) (5) (6)	U.S.$	136,725	U.S.$	144,729	U.S.$	145,975	U.S.$	147,119	U.S.$	164,330

Collateral and other credits		(18,195)		(16,865)		(15,865)		(14,300)		(12,146)

Total public debt less collateral and other credits (including arrears)(5)	U.S.$	118,530	U.S.$	127,863	U.S.$	130,110	U.S.$	132,820	U.S.$	152,185

Memorandum items:
Total gross public debt (including arrears) as a % of GDP(7)		64.0%		56.1%		48.8%		48.8%		45.3%
Total gross public debt (including arrears) as a % of annual Government revenues		264.6%		209.3%		176.5%		168.0%		145.7%
Untendered Debt (including arrears)		26,076		28,857		28,984		29,808		11,218
Exchange rate(8)		3.06		3.15		3.45		3.80		3.98
CER(8)		1.89		2.05		2.21		2.37		2.63

(1)
Total debt was calculated using the exchange rate at the end of each period. Debt relating to Boden and Bogars has been re-classified as of its deemed issue date of either December 31, 2001, February 3, 2002 or February 4, 2002.

(2)
Includes public debt denominated in local currency (public bonds, National Guaranteed Loans, Bogars, temporary advances from the Central Bank, Treasury notes, commercial-bank debt, promissory notes and others).  Includes debt instruments initially issued in dollars but converted into pesos.  For a list of these instruments, see “—Debt Management Following the 2001 Debt Crisis.”

(3)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, commercial-bank debt and others).
(5)	Figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.
(6)	Includes collateral and other credits representing an obligation from the main obligor to reimburse Argentina for amounts paid.
(7)	GDP figures are expressed in nominal terms.
(8)	Exchange rate and CER used to calculate public debt totals for end of each period.
Source: Ministry of Economy.

In 2006, Argentina’s total gross public debt increased 5.8% to U.S.$136.7 billion (64.0% of nominal GDP).  The increase in gross public debt resulted primarily from:

•	the issuance of U.S.$1.9 billion in peso-denominated debt;

•	the issuance of U.S.$6.3 billion in foreign currency-denominated debt;

•	exchange rate fluctuations totaling approximately U.S.$0.9 billion and the compounding of approximately U.S.$1.1 billion in interest; and

•	inflation adjustments totaling approximately U.S.$5.1 billion.

In 2007, Argentina’s total gross public debt increased 5.9% to U.S.$144.7 billion (56.1% of nominal GDP).  The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$4.5 billion in peso-denominated debt;

•	the issuance of U.S.$8.5 billion in foreign currency-denominated debt;

•	compounding of U.S.$1.1 billion in interest; and

•	inflation adjustments of U.S.$4.6 billion.

In 2008, Argentina’s total gross public debt increased 0.9% to U.S.$146.0 billion (48.8% of nominal GDP).  The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$17.6 billion in peso-denominated debt;

•	the issuance of U.S.$4.9 billion in foreign currency-denominated debt;

•	compounding of U.S.$1.1 billion in interest; and

•	inflation adjustments of U.S.$4.5 billion.

These factors were partially offset by principal amortization payments of U.S.$18.7 billion, debt repurchases of U.S.$1.5 billion and exchange rate fluctuations that reduced debt by U.S.$6.8 billion.

In 2009, Argentina’s total gross public debt increased 0.8% to U.S.$147.1 billion (48.8% of nominal GDP).  The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$33.3 billion in peso-denominated debt;

•	the issuance of U.S.$ 7.0 billion in foreign currency-denominated debt;

•	compounding of U.S.$1.1 billion in interest; and

•	inflation adjustments of U.S.$2.7 billion.

These factors were partially offset by principal amortization payments that totaled U.S.$24.8 billion, the cancellation of National Guaranteed Loans, Boden 2014 and two series of Bocones in an aggregate amount equal to U.S.$9.6 billion, resulting from liability management transactions that took place in the first nine months of 2009, the repurchase of 2033 Discount Bonds and 2038 Par Bonds with excess GDP that totaled U.S.$2.6 billion and exchange rate fluctuations that reduced debt by U.S.$6.0 billion.

In 2010, Argentina’s total gross public debt increased 11.7% to U.S.$164.3 billion (45.3% of nominal GDP).  The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$14.2 billion in peso-denominated debt, of which 0.5% (U.S.$73.5 million) corresponds to the 2010 Debt Exchange;

•	the issuance of U.S.$ 24.5 billion in foreign currency-denominated debt, of which 29.7% (U.S.$7.3 billion) corresponds to the 2010 Debt Exchange;

•	compounding of U.S.$1.8 billion in interest; and

•	inflation adjustments of U.S.$2.2 billion.

These factors were partially offset by principal amortization payments that totaled U.S.$23.7 billion and exchange rate fluctuations that reduced debt by U.S.$1.8 billion.

The following table sets forth information on the issuance of Argentine securities in the domestic capital markets between January 1, 2006 and December 31, 2010, which provided new financing to the Treasury.  International investors subscribed a portion of the Argentine securities set forth in the table below.

Total Argentine Securities Issuances
in the Domestic Capital Markets(1)
(in millions of U.S. dollars)

	For the year ended December 31,
	2006	2007	2008	2009	2010
Bonars	2,500	3,561	274	-	-
Peso-denominated debt(2)	-	487	274	-	-
Foreign currency-denominated debt(3)	2,500	3,074	-	-	-
Bodens	-	-	-	-	-
Peso-denominated debt(4)	-	-	-	-	-
Foreign currency-denominated debt(5)	-	-	-	-	-
Total Argentine securities issued	2,500	3,561	274	-	-

(1)
The figures in the table show the amount in dollars of Argentine securities issued in the domestic capital markets, which provided new financing to the Treasury in each of the periods indicated in the table.  The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such securities as of any specified date, but rather purports to show the total amount in dollars of Argentine securities issued between January 1 and December 31 for each of the years in the period 2006 to 2010. The information in the table above excludes, among others, Boden Depositor, Boden Restitution, Boden Quasi-Currency, Boden Asymmetrical Indexation CER-CVS, Boden Compensation and Boden Coverage as well as debt issued in the 2005 Debt Exchange.  International investors subscribed a portion of the placements set forth in the table.

(2)	Bonars with an interest rate ranging from 10.5% to BADLAR plus 350 basis points and maturity between June 12, 2012 and April 4, 2013.
(3)	Bonars with a 7% interest rate and maturity between March 28, 2011 and April 17, 2017.
(4)	Bodens with a 2% interest rate, CER adjustments and maturity on September 30, 2014.
(5)	Bodens with an interest rate ranging from LIBOR to 7% and maturity between August 3, 2012 and October 3, 2015.
Source:  Ministry of Economy.

The following table sets forth information on intra-public sector issuances between January 1, 2006 and December 31, 2010, which provided new financing to the Treasury.

Intra-Public Sector Issuances (1)
(in millions of U.S. dollars)

	For the year ended December 31,
	2006	2007	2008	2009	2010
Bonars	0	0	953	6,387	1,616
Peso-denominated debt(2)	-	-	953	3,679
Foreign currency-denominated debt(3)	-	-	-	2,708	1,616
Bodens	0	503	0	0
Peso-denominated debt	-	-	-	-
Foreign currency-denominated debt (4)	-	503	-	-
2033 Discount Bonds	0	629	0	0	2,467
Peso-denominated debt	-	-	-	-
Foreign currency-denominated debt (5)	-	629	-	-	2,467
Nontransferable notes Central Bank	9,530	0	0	0	6,569
Peso-denominated debt	-	-	-	-
Foreign currency-denominated debt (6)	9,530	-	-	-	6,569
Treasury notes	1,297	1,963	3,961	2,763	3,924
Peso-denominated debt(7)	1,297	1,963	3,865	1,849	1,227
Foreign currency-denominated debt (8)	-	-	96	914	2,698
Promissory notes	1,143	1,588	2,028	2,356
Peso-denominated debt(9)	1,143	1,588	2,028	2,356
Foreign currency-denominated debt	-	-	-	-
Loans	0	0	0	2,174	2,163
Peso-denominated debt(10)	-	-	-	2,174	2,007
Foreign currency-denominated debt(11)	-	-	-	-	156
Temporary advances(12)	5,963	6,847	8,405	9,807	11,282
Peso-denominated debt	5,963	6,847	8,405	9,807	11,282
Foreign currency-denominated debt	-	-	-	-
Total Argentine securities issued	17,933	11,529	15,347	23,486	28,021

(1)
The figures in the table show the amount in dollars of financings entered into with Argentine public agencies, which provided new financing to the Treasury in each of the periods indicated in the table.  The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such financings as of any specified date, but rather purports to show the total amount in dollars of such financings between January 1 and December 31 for each of the years in the period 2006 to 2010.

(2)	Bonars with an interest rate ranging from BADLAR plus 325 basis points to BADLAR plus 350 basis points and maturity on April 4, 2013 and March 18, 2016.
(3)	Bonars with a fixed interest rate of 7% and maturity on April 17, 2017.
(4)	Bodens with an interest rate ranging from LIBOR to 7% and maturity between August 3, 2012 and October 3, 2015.

(5)
Amortizing bond with an 8.3% interest rate and maturity on December 31, 2033.  This figure only includes 2033 Discount Bonds denominated in U.S. dollars issued by Argentina for cash subsequent to the 2005 Debt Exchange.

(6)
Includes nontransferable notes issued by the Central Bank. The applicable rate of these notes is the lesser of LIBOR minus 1% and the yield of international reserves and maturity dates between January 3, 2016 and March 14, 2021.

(7)	Treasury notes with an interest rate ranging from 3.75% to 14.8% and maturity dates between January 10, 2006 and December 2, 2011.
(8)	Treasury notes with an interest rate ranging from 0.7% to 4.5% and maturity dates between February 9, 2009 and August 8, 2011.
(9)	Promissory notes with no interest rate and maturity dates between March 29, 2005 and March 18, 2010.
(10)
These loans bear interest at an annual floating rate equal to BADLAR plus 100 basis points.  Principal will amortize in 24 consecutive monthly installments starting on the fifth business day of January 2010 and thereafter on the fifth business day of each month.

(11)
These loans bear interest at an annual fixed rate of 2.75%.  Principal will amortize in 24 consecutive monthly installments starting on the fifth business day of January 2010 and thereafter on the fifth business day of each month.

(12)	Financing from the Central Bank.
Source:  Ministry of Economy.

The following table sets forth information on the issuance of Argentine securities in private placements between January 1, 2006 and December 31, 2010, which provided new financing to the Treasury.  The figures in the table show the amount in dollars of Argentine securities issued and sold in private placements in each of the periods indicated in the table.  The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such securities as of any specified date, but rather purports to show the total amount in dollars of Argentine securities issued and sold in private placements to the Republic of Venezuela between January 1 and December 31 for each of the years in the period from 2006 to 2010.  The bonds issued to the Republic of Venezuela in 2006 accrue interest at a variable annual rate of six-month LIBOR.  The bonds issued to the Republic of Venezuela in 2007 and 2008 accrue interest at an annual fixed rate of 7%.

Private Placements
(in millions of U.S. dollars)

	For the year ended December 31,
	2006	2007	2008	2009	2010
Bodens
Peso-denominated debt	-	-	-	-	-
Foreign currency-denominated debt (1)	2,454	1,988	2,825	-	-
Total Argentine securities issued	2,454	1,988	2,825	-	-

(1)	Bodens with an interest rate ranging from LIBOR to 7% and with maturity dates between August 3, 2012 and October 3, 2015.

Debt by Interest Rate

The following tables set forth information on Argentina’s total gross public debt by type of interest rates.  These tables do not include Untendered Debt, which totaled U.S.$11.2 billion as of December 31, 2010.

Total Gross Public Debt by Type of Interest Rate(1)
(in millions of U.S. dollars)

	As of December 31,
	2006		2007		2008		2009		2010
Fixed rate(2)	U.S.$	87,032	U.S.$	96,616	U.S.$	96,177	U.S.$	91,520	U.S.$	101,420
Variable rate		42,343		39,371		39,436		43,025		50,827
BADLAR		0		0		1,200		15,488		16,081
LIBOR		25,364		22,220		19,276		16,064		16,754
LIBOR minus 1%(3)		9,530		9,530		9,530		9,530		16,099
IADB		6,819		7,007		7,097		430		325
Term deposit interest rate(4)		128		129		129		129		129
IMF		0		0		0		0		0
Others(5)		502		485		2,204		1,384		1,438
Zero rate(6)		7,350		8,742		10,362		12,574		12,083
Total gross public debt	U.S.$	136,725	U.S.$	144,729	U.S.$	145,975	U.S.$	147,119	U.S.$	164,330

(1)	Includes past due principal and interest. For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.
(2)
Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$38.1 billion as of December 31, 2010.

(3)
Nontransferable notes issued to the Central Bank (BCRA 2016 and 2020), which were issued as compensation for the cancellation of debt with the IMF, private debt holders and multilateral agencies.  The amount of such debt as of December 31, 2010 was U.S.$16.1 billion.  The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Daily average for peso and dollar term deposits as reported by the Central Bank.
(5)	Includes savings accounts interest rate and others.
(6)
Includes temporary advances from the Central Bank and promissory notes.  As of December 31, 2010, the amount of temporary advances from the Central Bank was U.S.$11.6 billion and the amount of promissory notes in foreign currency was U.S.$767 million.  As of December 31, 2009, the amount of temporary advances from the Central Bank was U.S.$9.6 billion and the amount of promissory notes in pesos was U.S.$ 2.4 billion and in foreign currency was U.S.$91.6 million.  As of December 31, 2008, the amount of temporary advances from the Central Bank was U.S.$7.7 billion and the amount of promissory notes in pesos was U.S.$2.0 billion.  As of December 31, 2007, the amount of temporary advances from the Central Bank was U.S.$6.8 billion and the amount of promissory notes in pesos was U.S.$1.6 billion.  As of December 31, 2006, the amount of temporary advances from the Central Bank was U.S.$6.0 billion and the amount of promissory notes in pesos was U.S.$1.1 billion.

Source:  Ministry of Economy.

Total Gross Public Debt by Type of Interest Rate(1)
(as a percentage of total gross public debt)

	As of December 31,
	2006	2007	2008	2009	2010
Fixed rate(2)	63.7%	66.8%	65.9%	62.2%	61.7%
Variable rate	31.0	27.2	27.0	29.2	30.9

	As of December 31,
	2006	2007	2008	2009	2010
BADLAR	0.0	0.0	0.8	10.5	9.8
LIBOR	18.6	15.4	13.2	10.9	10.2
LIBOR minus 1%(3)	7.0	6.6	6.5	6.5	9.8
IADB	5.0	4.8	4.9	0.3	0.2
Term deposit interest rate(4)	0.1	0.1	0.1	0.1	0.1
IMF	0.0	0.0	0.0	0.0	0.0
Others(5)	0.4	0.3	1.5	0.9	0.9
Zero rate(6)	5.4	6.0	7.1	8.5	7.4
Total gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes past due principal and interest. For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.
(2)
Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$38.1 billion as of December 31, 2010.

(3)
Nontransferable notes issued to the Central Bank (BCRA 2016 and 2020), which were issued as compensation for the cancellation of debt with the IMF, private debtholders and multilateral agencies.  The amount of such debt as of December 31, 2010 was U.S.$16.1 billion.  The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Daily average for peso and dollar term deposits as reported by the Central Bank.
(5)	Includes savings accounts interest rate and others.
(6)
Includes temporary advances from the Central Bank and promissory notes.  As of December 31, 2010, the amount of temporary advances from the Central Bank was U.S.$11.6 billion and the amount of promissory notes in foreign currency was U.S.$767 million.  As of December 31, 2009, the amount of temporary advances from the Central Bank was U.S.$9.6 billion and the amount of promissory notes in pesos was U.S.$ 2.4 billion and in foreign currency was U.S.$91.6 million.  As of December 31, 2008, the amount of temporary advances from the Central Bank was U.S.$7.7 billion and the amount of promissory notes in pesos was U.S.$2.0 billion.  As of December 31, 2007, the amount of temporary advances from the Central Bank was U.S.$6.8 billion and the amount of promissory notes in pesos was U.S.$1.6 billion.  As of December 31, 2006, the amount of temporary advances from the Central Bank was U.S.$6.0 billion and the amount of promissory notes in pesos was U.S.$1.1 billion.

Source:  Ministry of Economy.

As of December 31, 2010, the composition of the debt by interest rate included:

•
fixed rate peso-denominated debt, such as 2045 Quasi-Par Bonds, National Guaranteed Loans, Bogar 2018, 2033 Discount Bonds, Bocones, Boden 2014, 2038 Par Bonds, Boden 2011, Treasury notes and Bonar ARG $V;

•	fixed rate foreign currency-denominated debt, such as 2038 Par Bonds, 2033 Discount Bonds, Boden 2015, Bonar X, Bonar VII, Bonar V, bilateral debt, multilateral debt and Treasury notes;

•	zero rate peso-denominated debt, such as temporary advances from the Central Bank;

•	zero rate foreign currency-denominated debt, such as promissory notes;

•
floating rate peso-denominated debt, such as Treasury notes, Bonar Pesos 2013, Bonar Pesos 2014, Promissory Notes Pesos 2014, Bonar Pesos 2015, Promissory Notes Pesos 2015, loans from Banco de la Nación Argentina and Bonar Pesos 2016 and all debt issued at the BADLAR, savings, LEBACs or term deposit interest rates; and

•
floating rate foreign currency-denominated debt, such as LIBOR rate instruments including loans from multilateral organizations, nontransferable notes from the Central Bank 2016 (issued as compensation for the cancellation of the debt with the IMF), nontransferable notes from the Central Bank 2020 (issued as compensation for the cancellation of the debt with private creditors and multilateral organizations), Boden denominated in dollars (Boden 2012, Boden 2013), a portion of the bilateral debt and IADB rate loans.

Maturity Profile

For purposes of its debt maturity profile, Argentina divides its debt into three categories: short-term debt, medium- and long-term debt and arrears.  Principal and interest arrears, having already matured, are not included in the amount of short-term or medium- and long-term debt but are included in the total amount of debt outstanding.

The following tables set forth Argentina’s total public debt by term as of the dates indicated.  These tables do not include Untendered Debt, which totaled U.S.$11.2 billion as of December 31, 2010.

Total Gross Public Debt by Term
(in millions of U.S. dollars)

	As of December 31,
	2006		2007		2008		2009		2010
Short-term(1)	U.S.$	8,438	U.S.$	10,467	U.S.$	13,981	U.S.$	14,853	U.S.$	15,927
Medium-term and long-term(2)		122,911		128,772		125,655		126,021		142,074
Arrears:
Principal		4,425		4,433		5,236		5,153		5,247
Interest		952		1,056		1,103		1,092		1,083
Total arrears		5,377		5,489		6,339		6,245		6,330

Total gross public debt(3)	U.S.$	136,725	U.S.$	144,729	U.S.$	145,975	U.S.$	147,119	U.S.$	164,330

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.
Source: Ministry of Economy.

Total Gross Public Debt by Term
(as a percentage of total gross public debt)

	As of December 31,
	2006	2007	2008	2009	2010
Short-term(1)	6.2%	7.2%	9.6%	10.1%	9.7%
Medium-term and long-term(2)	89.9	89.0	86.1	85.7	86.5
Arrears:
Principal	3.2	3.1	3.6	3.5	3.2
Interest	0.7	0.7	0.8	0.7	0.7
Total arrears	3.9	3.8	4.3	4.2	3.9

Total gross public debt(3)	100.0%	100.0%	100%	100.0%	100.0%

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.
Source:  Ministry of Economy.

Argentina’s short-term debt increased to 9.7% of total gross public debt as of December 31, 2010 from 6.2% as of December 31, 2006, primarily due to:

•	an increase in temporary advances from the Central Bank from U.S.$6.0 billion in 2006 to U.S.$11.6 billion in 2010; and

•
an increase in Treasury notes to public sector entities, such as ANSES, AFIP, Fondo Fiduciario de Reconstrucción de Empresas (Trust Fund for the Reconstruction of Companies) and Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Social Services for Retirees), from U.S.$1.3 billion in 2006 to U.S.$4.0 billion in 2010.

These effects were partially offset by the depreciation of the peso, which reduced peso-denominated debt when expressed in dollars by U.S.$596.4 million and a decrease in promissory notes of U.S.$791.1 million to U.S.$351.9 million;

Argentina’s medium- and long-term debt decreased in relative terms to 86.2% of total gross public debt as of December 31, 2010 from 88.2% as of December 31, 2006, but it increased in absolute terms by U.S.$21.1 billion to U.S.$141.7 billion as of December 31, 2010 from U.S.$120.6 billion as of December 31, 2006, primarily due to:

•	higher issuances than amortization payments;

•	issuances in connection with the 2010 Debt Exchange;

•	inflation adjustments;

•	exchange rate fluctuations (the nominal appreciation of the euro, which increased euro-denominated debt when expressed in dollars); and

•	compounding interest.

These factors were partially offset by the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in dollars, and liability management transactions during 2009.

Distribution of Total Gross Public Debt by Type of Creditor

The following tables set forth information relating to Argentina’s performing and non-performing public debt by creditor.  These tables do not include Untendered Debt, which totaled U.S.$11.2 billion as of December 31, 2010.

Total Gross Performing and Non-Performing Public Debt by Creditor
(in millions of U.S. dollars)

	As of December 31,
	2006		2007		2008		2009		2010
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	U.S.$	0	U.S.$	0	U.S.$	0	U.S.$	0	U.S.$	0
World Bank		6,283		5,728		5,100		5,317		5,349
Inter-American Development Bank		8,703		8,785		8,861		9,666		10,254
Corporación Andina de Fomento		98		416		680		1,107		1,246
FONPLATA		64		82		92		88		81
European Investment Bank		34		31		28		25		21
International Fund for the Development of Agriculture		7		8		7		6		7

	As of December 31,
	2006		2007		2008		2009		2010
Total multilateral debt		15,189		15,050		14,769		16,209		16,958
Bilateral debt		93		986		928		1,480		1,246
Total official debt		15,281		16,036		15,697		17,689		18,204
Suppliers		185		156		124		347		916
Commercial banks		650		1,027		1,345		5,016		6,398
Bonds:
Peso-denominated bonds		30,188		31,780		30,907		33,965		34,751
Foreign currency-denominated bonds		48,466		53,624		53,971		53,899		67,180
Total bonds		78,654		85,404		84,878		87,863		101,931
National Guaranteed Loans		13,981		13,037		11,995		4,541		4,425
Bogars		11,824		11,849		11,027		10,088		9,781

Total medium-term and long-term debt		120,575		127,510		125,065		125,545		141,655
Short-term debt:
Treasury notes		1,309		1,955		4,090		2,767		3,961
Temporary advances from the Central Bank		5,986		6,774		7,700		9,626		11,615
Promissory notes		1,143		1,739		2,191		2,460		352
Total short-term debt		8,438		10,467		13,981		14,853		15,927

Total performing debt		129,013		137,977		139,046		140,399		157,582

Non-performing debt(1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2):
Paris Club		861		463		0		0		0
Other bilateral debt		618		458		347		269		233
Total bilateral debt		1,479		921		347		269		233
Suppliers		210		204		134		121		114
Commercial banks		646		138		108		86		72
Bonds:
Peso-denominated bonds		0		0		0		0		0
Foreign currency-denominated bonds		0		0		0		0		0
Total bonds		0		0		0		0		0
Total non-performing debt not yet due		2,336		1,262		590		476		419
Non-performing principal and interest arrears:
Bonds		0		0		0		0		0
Paris Club		1,946		2,610		3,133		3,156		3,165
Other bilateral debt		2,509		1,830		2,116		2,142		2,288
Commercial banks		758		907		897		808		779
Suppliers		163		141		193		139		97
Total non-performing principal and interest arrears		5,377		5,489		6,339		6,245		6,330
Total non-performing debt		7,713		6,751		6,929		6,721		6,748
Total gross public debt including arrears(3)	U.S.$	136,725	U.S.$	144,729	U.S.$	145,975	U.S.$	147,119	U.S.$	164,330
Memorandum item:
Untendered Debt	U.S.$	26,076	U.S.$	28,857	U.S.$	28,984	U.S.$	29,808	U.S.$	11,218

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)
Bilateral debt is composed of debt that we refer to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club.

(3)	For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.
Source: Ministry of Economy.

Total Gross Performing and Non-Performing Public Debt by Creditor
(as a % of total gross public debt)

	As of December 31,
	2006	2007	2008	2009	2010
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
IMF	0.0%	0.0%	0.0%	0.0%	0.0%
World Bank	4.6	4.0	3.5	3.6	3.3
Inter-American Development Bank	6.4	6.1	6.1	6.6	6.2
Corporación Andina de Fomento	0.1	0.3	0.5	0.8	0.8
FONPLATA	0.0	0.1	0.1	0.1	0.0
European Investment Bank	0.0	0.0	0.0	0.0	0.0
International Fund for Agricultural Development	0.0	0.0	0.0	0.0	0.0
Total multilateral debt	11.1	10.4	10.1	11.0	10.3
Bilateral debt	0.1	0.7	0.6	1.0	0.8
Total official debt	11.2	11.1	10.8	12.0	11.1
Suppliers	0.1	0.1	0.1	0.2	0.6
Commercial banks	0.5	0.7	0.9	3.4	3.9
Bonds:
Peso-denominated bonds	22.1	22.0	21.2	23.1	21.1
Foreign currency-denominated bonds	35.4	37.1	37.0	36.6	40.9
Total bonds	57.5	59.0	58.1	59.7	62.0
National Guaranteed Loans	10.2	9.0	8.2	3.1	2.7
Bogars	8.6	8.2	7.6	6.9	6.0
Total medium-term and long-term debt	88.2	88.1	85.7	85.3	86.2
Short-term debt:
Treasury notes	1.0	1.4	2.8	1.9	2.4
Temporary advances from the Central Bank	4.4	4.7	5.3	6.5	7.1
Promissory notes	0.8	1.2	1.5	1.7	0.2
Total short term debt	6.2	7.2	9.6	10.1	9.7
Total performing gross public debt	94.4%	95.3%	95.3%	95.4%	95.9%

Non-performing debt (1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2):
Paris Club	0.6	0.3	0.0	0.0	0.0
Other bilateral debt	0.5	0.3	0.2	0.2	0.1
Total bilateral debt	1.1	0.6	0.2	0.2	0.1
Suppliers	0.2	0.1	0.1	0.1	0.1
Commercial banks	0.5	0.1	0.1	0.1	0.0
Bonds:
Peso-denominated bonds	0.0	0.0	0.0	0.0	0.0
Foreign currency-denominated bonds	0.0	0.0	0.0	0.0	0.0
Total bonds	0.0	0.0	0.0	0.0	0.0
Total non-performing debt not yet due	1.7	0.9	0.4	0.3	0.3

	As of December 31,
	2006	2007	2008	2009	2010
Non-performing principal and interest arrears:
Bonds	0.0	0.0	0.0	0.0	0.0
Paris Club	1.4	1.8	2.1	2.1	1.9
Other bilateral debt	1.8	1.3	1.4	1.5	1.4
Commercial banks	0.6	0.6	0.6	0.5	0.5
Suppliers	0.1	0.1	0.1	0.1	0.1
Total non-performing principal and interest arrears	3.9	3.8	4.3	4.2	3.9
Total non-performing debt	5.6	4.7	4.7	4.6	4.1

Total gross public debt including arrears(3)	100.0%	100.0%	100.0%	100.0%	100%

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)
Bilateral debt is composed of debt that we refer to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. Other bilateral debt includes all other debt with sovereign governments. The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club.

(3)	For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.
Source:  Ministry of Economy.

Performing Debt

Medium-term and long-term debt decreased to 89.9% of total performing debt as of December 31, 2010, from 93.5% as of December 31, 2006, but it increased in absolute terms by U.S.$21.1 billion to U.S.$141.7 billion as of December 31, 2010 from U.S.$ 120.6 billion as of December 31, 2006, as a result of higher issuances than amortization payments, issuances in connection with the 2010 Debt Exchange, inflation adjustments and the nominal appreciation of the euro, which increased euro-denominated debt when expressed in dollars. These factors were partially offset by the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in dollars.

Multilateral debt decreased to 10.8% of total performing debt as of December 31, 2010, from 11.8% as of December 31, 2006, but it increased in absolute terms by U.S.$1.8 billion to U.S.$17.0 billion as of December 31, 2010 from U.S.$ 15.2 billion as of December 31, 2006, primarily as a result of higher disbursements than amortization payments.

Bond debt (including Bogars) increased to 70.9% of total performing debt as of December 31, 2010, from 70.1% as of December 31, 2006. In absolute terms, bond debt (including Bogars) increased by U.S.$21.2 billion to U.S.$111.7 billion as of December 31, 2010 from U.S.$ 90.5 billion as of December 31, 2006. This increase was primarily a result of higher issuances than amortization payments, issuances in connection with the 2010 Debt Exchange, inflation adjustments, exchange rate fluctuations (the nominal appreciation of the euro, which increased euro-denominated debt when expressed in dollars); compounding interest and the liability management transactions carried out during 2009 involving the cancellation of National Guaranteed Loans and the issuance of new bonds.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions.”

Short-term debt increased to 10.1% of total performing debt as of December 31, 2010, from 6.5% as of December 31, 2006, primarily as a result of increases in the amount of temporary advances from the Central Bank and issuances of Treasury notes to public sector entities.

National Guaranteed Loans debt decreased to 2.8% of total performing debt as of December 31, 2010, from 10.8% as of December 31, 2006, primarily as a result of amortization payments and liability management transactions.  See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions.”

Non-Performing Debt

Bond debt remained at 0.0% of total non-performing debt as of December 31, 2010, as compared to December 31, 2006.  Untendered Debt is not included in the definition of non-performing debt.  See “Certain Defined Terms and Conventions—Certain Defined Terms.”  Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.

Changes in Total Gross Public Debt by Creditor in 2010

In 2010, Argentina’s bond debt increased by U.S.$14.1 billion to 62.0% of Argentina’s total gross public debt from 57.5% in 2009.  This increase resulted primarily from:

•	the issuance of non-transferable notes to the Central Bank, 2033 Discount Bonds (2010), 2038 Par Bonds (2010) and 2017 Globals in connection with 2010 Debt Exchange; Bonar X and 2033 Discount Bonds;

•	an increase in debt amounts due to CER adjustments; and

•	compounding of interest.

These effects were partially offset by amortization payments, depreciation of the peso, which reduced peso-denominated debt when expressed in dollars, and depreciation of the euro, which reduced euro denominated debt when expressed in dollars.

In addition, in 2010, the following categories of debt increased as a percentage of Argentina’s total gross public debt:

•
Argentina’s commercial bank debt increased by U.S.$1.3 billion to 4.4% of Argentina’s total gross public debt from 4.0% in 2009, primarily due to the issuance of loans from Banco de la Nación Argentina.  This effect was partially offset by the depreciation of the peso, which reduced peso-denominated debt when expressed in dollars.

•
Argentina’s suppliers debt increased by U.S.$519.7 million to 0.7% of Argentina’s total gross public debt from 0.4% in 2009.  This increase resulted primarily from the issuance of guarantees and the accumulation of past due interest on such debt.

These increases were partially offset primarily by the following decreases:

•
Argentina’s short-term debt decreased in relative terms to 9.7% of Argentina’s total gross public debt from 10.1% in 2009 and increased in absolute terms by U.S.$1.1 billion, primarily due to an increase in temporary advances from the Central Bank and issuances of Treasury notes to public sector entities.  These effects were in turn partially offset by the depreciation of the peso, which reduced short-term peso-denominated debt when expressed in dollars by U.S.$596.4 million and amortization payments.

•
Argentina’s multilateral debt decreased in relative terms to 10.3% of Argentina’s total gross public debt from 11.0% in 2009 and increased in absolute terms by U.S.$749.3 million.  This increase in absolute terms resulted primarily from higher disbursements than amortizations.

•
Argentina’s bilateral debt decreased slightly in relative terms to 4.2% of Argentina’s total gross public debt from 4.8% in 2009 and decreased in absolute terms by U.S.$114.9 million.  This decrease resulted primarily from amortizations payments and the depreciation of the euro, which reduced euro denominated debt when expressed in dollars. This decrease in amortization was partially offset by an increase in the accumulation of past due interest on such debt.

•
Argentina’s National Guaranteed Loans decreased by U.S.$116.2 million to 2.7% of Argentina’s total gross public debt from 3.1% in 2009.  Mainly due to the depreciation of the peso (which reduced peso-denominated debt when expressed in dollars by U.S.$204.9 million) and principal amortizations that amounted to U.S.$470.8 million further contributed to the decrease.  These effects were partially offset by an increase in debt amounts due to CER adjustments of U.S.$559.6 million.

•
Argentina’s Bogars decreased by U.S.$307.5 million to 6.0% of Argentina’s total gross public debt from 6.9% in 2009.  This decrease resulted primarily from the depreciation of the peso (which reduced peso-denominated debt when expressed in dollars by U.S.$453.0 million) and principal amortizations that amounted to U.S.$890.4 million.  These effects were partially offset by an increase in debt amounts due to CER adjustments of U.S.$1.0 billion.

Foreign Currency-Denominated Debt

The following tables set forth information regarding Argentina’s total foreign currency-denominated debt, including past due principal and interest, as of the dates indicated.  This table does not include Untendered Debt, which totaled U.S.$11.2 billion as of December 31, 2010.

Foreign Currency-Denominated Public Debt(1)
(in millions of U.S. dollars)

	As of December 31,
	2006		2007		2008		2009		2010
Performing debt	U.S.$	63,926	U.S.$	69,977	U.S.$	70,062	U.S.$	73,009	U.S.$	89,976
Boden		15,417		15,417		15,746		13,340		10,941
Multilateral debt		15,189		15,050		14,769		16,209		16,958
2038 Par Bonds		13,430		14,210		13,954		14,033		13,517
2038 Par Bonds (2010)										2,103
Non-transferable notes from the BCRA 2016 and 2020		9,530		9,530		9,530		9,530		16,099
2033 Discount Bonds		7,551		8,921		9,148		8,696		8,987
2033 Discount Bonds (2010)		0		0		0		0		4,666
Bonar		2,500		5,574		5,574		8,282		9,898
Bilateral debt		93		986		928		1,480		1,246
Treasury notes		0		0		96		914		2,698
2017 Globals										949
Promissory notes		0		151		163		92		767
Commercial banks		21		28		21		72		215
Bocones		13		11		6		5		3
Other		183		100		127		357		929
Non-performing debt		7,250		6,377		6,595		6,517		6,605
Non-performing debt not yet due		2,092		1,096		449		355		305
Non-performing debt arrears		5,158		5,281		6,146		6,162		6,300
Total foreign currency-denominated debt	U.S.$	71,176	U.S.$	76,354	U.S.$	76,657	U.S.$	79,526	U.S.$	96,581

(1)	Includes performing and non-performing debt for 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.

Gross Foreign Currency-Denominated Public Debt(1)
(in millions of U.S. dollars)

	As of December 31,
	2006		2007		2008		2009		2010
Foreign currency-denominated debt(2)	U.S.$	71,176	U.S.$	76,354	U.S.$	76,657	U.S.$	79,526	U.S.$	96,581
As a % of GDP(3)		33.4%		29.3%		23.5%		25.9%		26.2%
As a % of Government revenues		138.3%		109.0%		84.7%		89.1%		84.3%
As a % of exports		130.4%		115.1%		93.4%		119.5%		118.7%
As a % of international reserves		222.2%		165.4%		165.3%		165.8%		185.2%
As a % of total gross public debt		52.1%		52.8%		52.5%		54.1%		58.8%

(1)	Includes performing and non-performing debt.
(2)	For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.
(3)	GDP figures are expressed in nominal terms.
Source: Ministry of Economy.

Under the Convertibility Regime, most of Argentina’s public debt was denominated in foreign currencies (primarily in U.S. dollars).  After the 2005 Debt Exchange, Argentina’s foreign currency-denominated debt decreased to 51.4% of total debt as of December 31, 2005 from 75.6 as of December 31, 2004.  Since then, the percentage of foreign currency-denominated debt as a percentage of total debt has remained stable at approximately 54.0%.  After the 2005 Debt Exchange, total foreign currency-denominated debt increased 35.7% to U.S.$96.6 billion as of December 31, 2010 from U.S.$71.2 billion as of December 31, 2006, primarily as a result of the issuance of 2033 Discount Bonds (2010), 2038 Par Bonds (2010) and 2017 Globals in connection with 2010 Debt Exchange, new bond issuances in the domestic market of non-transferable notes to the Central Bank, Bonar X and 2033 Discount Bonds, and the accumulation of interest arrears.

From 2006 through 2010, foreign currency-denominated debt decreased as a percentage of nominal GDP, government revenues, exports and international reserves, primarily due to:

•	economic growth during the period;

•	increased efficiency in revenues collection;

•	growth in exports (due to high international prices and exchange rate competitiveness); and

•	the accumulation of international reserves.

Foreign Currency-Denominated Debt in 2010

In 2010, Argentina’s foreign currency-denominated debt excluding Untendered Debt, increased by 21.4% to U.S.$96.6 billion as compared to December 31, 2009, primarily as a result of:

•
the issuance of U.S.$6.6 billion in non-transferable notes issued by the Central Bank, U.S.$7.3 billion in bonds in connection with the 2010 Debt Exchange; U.S.$1.6 billion in Bonar X; U.S.$2.5 billion in 2033 Discount Bonds, disbursements from multilateral creditors in an aggregate amount equal to U.S.$2.4 billion; U.S.$2.7 billion in Treasury notes to public sector entities; U.S.$766.8 million in promissory notes and U.S.$539.7 million in guarantees.

•	compounding of approximately U.S.$211.7 million in interest; and

•	exchange rate fluctuations, primarily as a result of the nominal appreciation of the euro against the dollar, which increased debt by U.S.$485.6 million.

These factors were partially offset by principal amortizations that amounted to U.S.$7.2 billion.

The following table sets forth information regarding Argentina’s total foreign currency-denominated debt by type of currency as of the dates indicated.  This table does not include Untendered Debt , which totaled approximately U.S.$11.2 billion as of December 31, 2010.

Gross Foreign Currency-Denominated Public Debt, by Currency(1)
(in millions of U.S. dollars)

	As of December 31,
	2006		2007		2008		2009		2010
U.S. dollars	U.S.$	54,023	U.S.$	57,588	U.S.$	59,126	U.S.$	62,670	U.S.$	75,130
Euro		12,734		14,534		14,415		14,400		18,791
Japanese yen		1,487		1,567		2,456		1,905		2,236
Other(2)		2,932		2,664		661		551		424
Foreign currency-denominated debt	U.S.$	71,176	U.S.$	76,354	U.S.$	76,657	U.S.$	79,526	U.S.$	96,581

(1)
Includes performing and non-performing debt. Figures include principal and interest arrears.  For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt.  Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.

(2)	Figures include Danish crown, Swedish crowns, Canadian dollar, Australian dollar and Kuwaiti dinar.
Source: Ministry of Economy.

As of December 31, 2010, including past due principal and interest, Argentina’s total gross foreign currency public debt was denominated as follows:

•	77.8% in U.S. dollars;

•	19.5% in euro;

•	2.3% in Japanese yen; and

•	0.4% in other foreign currencies.

Foreign Currency-Denominated Debt Service

In 2006, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$2.5 billion (1.2% of nominal GDP for 2006).  In 2007, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$3.4 billion (1.3% of nominal GDP for 2007).  In 2008, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$3.5 billion (1.1% of nominal GDP for 2008).  In 2009, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$3.6 billion (1.2% of nominal GDP for 2009).  In 2010, Argentina’s interest expense on its foreign currency-denominated debt was U.S.$3.0 billion (0.8% of nominal GDP for 2010).

Interest expense on foreign currency denominated debt has increased by U.S.$477.7 million to U.S.$3.0 billion in 2010 from U.S.$2.5 billion in 2006. This increase occurred primarily as a result of U.S.$816.7 million in additional interest paid on 2038 Par Bonds, 2038 Par Bonds (2010), 2033 Discount Bonds and 2033 Discount Bonds (2010) issued in connection with the 2005 and 2010 Debt Exchanges and issuances of Bonares that increased interest by U.S.$668.0 million. These increases were partially offset by reductions in interest payments for Multilateral debt (U.S.$324.5 million), Boden (U.S.$323.1 million), Treasury notes (U.S.$131.9 million) and others (U.S.$227.4 million).

Interest expense on foreign currency denominated debt decreased in 2010 by U.S.$559.4 million from U.S.$3.6 billion in 2009 to U.S.$3.0 billion in 2010. This decrease was primarily due to the fact that payments under the GDP-Linked Securities were not triggered given the level of GDP growth for the 2009 reference year. Payments on foreign currency denominated GDP-Linked Securities in 2009 were U.S.$1.1 billion. This decrease was partially offset by U.S.$493.8 million in higher interest paid on 2038 Par Bonds, 2038 Par Bonds (2010), 2033 Discount Bonds and 2033 Discount Bonds (2010), issued in connection with the 2005 and 2010 Debt Exchanges.

The following table sets forth information regarding Argentina’s projected debt service obligations on its performing foreign currency-denominated debt for the periods indicated.

Projected Performing Foreign Currency-Denominated Public Debt Service by Creditor(1)(2)
(in millions of U.S. dollars)

	2011		2012		2013		2014
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
Multilateral debt:
Inter-American Development Bank	$864	$347	$871	$308	$822	$273	$800	$240
World Bank	627	129	641	115	572	100	546	85
Corporación Andina de Fomento	73	28	117	26	123	23	122	20
FONPLATA	10	3	10	3	10	2	10	2
European Investment Bank	4	2	4	1	4	1	5	1
International Fund for Agricultural Development	4	0	1	0	1	0	1	0
International Monetary Fund	0	0	0	0	0	0	0	0
Total multilateral debt	1,582	508	1,645	453	1,532	399	1,483	347
Bilateral debt	292	40	343	32	237	22	91	16
Total official debt	1,874	548	1,988	485	1,770	421	1,574	363
Suppliers	72	50	105	75	115	41	115	34
Commercial banks	87	3	65	1	0	0	0	0
Bonds:
Bonds	3,950	2,286	2,442	2,216	2,244	2,205	0	2,396
Treasury notes	2,698	42	0	0	0	0	0	0
Promissory notes	352	43	415	11	0	0	0	0
Total bonds	7,000	2,371	2,856	2,227	2,244	2,205	0	2,396
Total performing foreign-currency denominated debt service	9,033	2,972	5,015	2,789	4,128	2,667	1,689	2,793

	2015		2016		2017		2018
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
Multilateral debt:
Inter-American Development Bank	$718	$209	$669	$184	$656	$159	$578	$135
World Bank	577	69	575	52	434	36	407	24
Corporación Andina de Fomento	111	17	111	15	110	12	108	10
FONPLATA	10	1	9	1	7	1	7	0
European Investment Bank	5	1	0	0	0	0	0	0
International Fund for Agricultural Development	0	0	0	0	0	0	0	0
International Monetary Fund	0	0	0	0	0	0	0	0
Total multilateral debt	1,422	297	1,364	251	1,207	208	1,100	170
Bilateral debt	91	10	89	5	15	1	12	1
Total official debt	1,513	308	1,454	257	1,222	209	1,112	170
Suppliers	96	27	96	21	60	16	60	13
Commercial banks	12	0	12	0	12	0	12	0
Bonds:
Bonds	5,818	2,396	9,530	1,989	7,354	1,723	0	1,457
Treasury notes	0	0	0	0	0	0	0	0
Promissory notes	0	0	0	0	0	0	0	0
Total bonds	5,818	2,396	9,530	1,989	7,354	1,723	0	1,457
Total performing foreign-currency denominated debt service	7,439	2,731	11,092	2,267	8,648	1,948	1,184	1,640

(1)	Calculated based on total debt, exchange and interest rates as of December 31, 2010.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”
Source: Ministry of Economy.

Peso-Denominated Debt

The following table sets forth information regarding Argentina’s total peso-denominated debt as of the dates indicated.  This table does not include Untendered Debt, which totaled U.S.$11.2 billion as of December 31, 2010.

Peso-Denominated Debt(1)
(in millions of U.S. dollars)
	As of December 31,
	2006		2007		2008		2009		2010

Performing	U.S.$	65,087	U.S.$	68,000	U.S.$	68,984	U.S.$	67,390	U.S.$	67,605
2045 Quasi-Par Bonds		11,364		12,067		12,281		12,331		13,389
Bonar		0		476		1,634		11,816		11,505
Bogar		11,824		11,849		11,027		10,088		9,781
Temporary advances from the Central Bank		5,986		6,774		7,700		9,626		11,615
2033 Discount Bonds		7,189		7,573		6,280		5,348		5,728
2033 Discount Bonds (2010)		0		0		0		0		68
Commercial banks		629		1,000		1,324		4,944		5,769
National Guaranteed Loans		13,981		13,037		11,995		4,541		4,425
Treasury notes		1,309		1,955		3,994		1,853		1,263
2038 Par Bonds		2,292		2,347		2,311		1,224		1,298
2038 Par Bonds (2010)										5
Bocones		3,594		4,199		4,033		2,096		1,948
Boden		5,461		4,838		4,113		918		549
Promissory notes		1,143		1,588		2,028		2,368		0
Bilateral debt		0		0		0		0		0
Other		316		298		264		235		263
Non-performing debt		462		374		334		204		144
Non-performing debt not yet due		244		166		141		121		114
Non-performing debt arrears		218		208		193		83		30
Total peso-denominated debt	U.S.$	65,549	U.S.$	68,375	U.S.$	69,318	U.S.$	67,593	U.S.$	67,749

(1)	Includes performing and non-performing debt. For 2006, 2007, 2008, 2009 and 2010, figures exclude Untendered Debt. Untendered Debt totaled U.S.$11.2 billion as of December 31, 2010.

Total peso-denominated debt, excluding Untendered Debt, increased 7.9% to Ps.269.4billion (U.S.$67.7 billion, or 41.2% of gross public total debt) as of December 31, 2010 from Ps.200.7billion (U.S.$65.5billion, or 47.9% of gross public total debt) as of December 31, 2006, primarily as a result of:

•	the increase in issuances of peso-denominated debt in the domestic market during the period due, in part, to Argentina’s limited access to the international capital markets

•	adjustments to inflation since a portion of the peso-denominated debt is subject to adjustment for inflation based on CER; and

•	compounding interest.

These factors were partially offset by the depreciation of the peso against the dollar, which reduced peso-denominated debt when expressed in dollars, and amortization payments.

Peso-Denominated Debt Service

In 2006, interest on Argentina’s peso-denominated debt increased by 19.9% to Ps.3.7 billion (U.S.$1.2 billion, or 32.4% of total interest).  This increase was primarily due to greater payments of interest on National Guaranteed Loans and the increase in interest due on GDP-Linked Securities caused by the increase in Argentina’s GDP.

In 2007, interest on Argentina’s peso-denominated debt increased by 55.2% to Ps.5.8 billion  (U.S.$1.9 billion, or 35.4 % of total interest).  This increase was primarily due to an increase in the amount of Treasury notes issued in 2007 and the increase in interest due on GDP-Linked Securities caused by the increase in Argentina’s GDP.

In 2008, interest on Argentina’s peso-denominated debt increased by 14.6% to Ps.6.7 billion (U.S.$2.1 billion, or 37.3% of total interest).  This increase was primarily due to the increase in interest due on GDP-Linked Securities caused by the increase in Argentina’s GDP, and the increase in interest due on Bonar and on Treasury notes.

In 2009, interest on Argentina’s peso-denominated debt increased by 66.5% to Ps.11.1 billion (U.S.$3.0 billion, or 45.4% of total interest).  This increase was primarily due to an increase in the stock of Bonar (which in turn generated a greater amount of interest) and interest payments on Treasury notes.

In 2010, interest on Argentina’s peso-denominated debt decreased by 7.5% from Ps.11.1 billion to Ps.10.3 billion (U.S.$2.6 billion, or 46.5% of total interest).  This decrease was primarily due to the fact that payments under the GDP-Linked Securities were not triggered given the level of GDP growth for the 2009 reference year. Payments on peso-denominated GDP-Linked Securities in 2009 (reference year 2008) had amounted to Ps.1.4 billion. Additionally, there were lower interest payments for 2038 Par Bonds, 2038 Par Bonds (2010), 2033 Discount Bonds and 2033 Discount Bonds (2010), which decreased by Ps.442.4 million, Treasury notes, which decreased by Ps.428.5 million and others, which decreased by Ps.837.4 million. These decreases were partially offset by a Ps.2.3 billion increase in interest payments on Bonar.

The following table sets forth information regarding Argentina’s projected debt service on its performing peso-denominated public debt for the periods indicated.

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)
(in millions of U.S. dollars)

	2011		2012		2013		2014
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest

Bonds	452	1,631	684	1,815	2,407	1,639	5,615	1,553
National guaranteed loans	352	214	239	195	116	188	1	187
National guaranteed loans (Bogars)	978	187	981	168	995	147	1,494	124
Commercial banks	2,237	434	1,027	314	175	245	1,489	88
Suppliers	1	0	1	0	1	0	0	0
Temporary Advances from the Central Bank	11,615	0	0	0	0	0	0	0
Treasury notes	1,263	74	0	0	0	0	0	0
Promissory notes	0	0	0	0	0	0	0	0
Total performing peso- denominated debt service	16,898	2,540	2,933	2,491	3,694	2,219	8,598	1,951

	2015		2016		2017		2018
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
Bonds	1,082	1,290	3,032	921	102	817	102	815
National guaranteed loans	173	182	635	170	1,197	112	326	78
National guaranteed loans (Bogars)	1,593	92	1,599	60	1,626	28	361	5
Commercial banks	175	20	0	8	0	8	0	8
Suppliers	0	0	0	0	0	0	0	0
Temporary Advances from the Central Bank	0	0	0	0	0	0	0	0
Treasury notes	0	0	0	0	0	0	0	0
Promissory notes	0	0	0	0	0	0	0	0
Total performing peso- denominated debt service	3,023	1,584	5,265	1,159	2,925	965	789	905

(1)	Calculated based on the stock of debt, exchange rate and interest rates as of December 31, 2010.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.
Source: Ministry of Economy.

Debt Owed to Financial Institutions

Historically, the IMF, the IADB and the World Bank have provided Argentina with financial support subject to the Government’s compliance with stabilization and reform policies.  The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural projects at the national and provincial levels.  From 2006 to 2010, the total amount of debt owed by the Government to multilateral creditors increased by U.S.$1.8 billion (11.6%) to U.S.$17.0 billion, mainly as a result of higher disbursements than amortization payments.  In 2006, the Government made principal payments to multilateral lenders, net of disbursement, of U.S.$10.2 billion, including the U.S.$9.5 billion payment in full to the IMF, which was made on January 3, 2006.  As a result of the IMF prepayment, in 2007, principal payments to multilateral lenders, net of disbursements, decreased to U.S.$210.0 million.  In 2008, the Government made principal payments to multilateral lenders, net of disbursement, of U.S.$400.4 million.  During 2009, the Government made principal payments to multilateral lenders of U.S.$1.7 billion and multilateral lenders made disbursements to the Government of U.S.$3.2 billion.  During 2010, the Government made principal payments to multilateral lenders of U.S.$1.7 billion and multilateral lenders made disbursements to the Government of U.S.$2.4 billion.

From 2006 to 2010, the total amount of interest payments to multilateral lenders (including the IMF, the IADB, the World Bank and other institutions) was U.S.$3.6 billion.  The Government guarantees multilateral debt on behalf of the provinces.  These obligations totaled U.S.$1.9 billion as of December 31, 2010.  These obligations generate a countervailing credit for the Government consisting of each province’s obligation to repay amounts borrowed by the Government on its behalf.

The following table sets forth the disbursements from, and payments to, multilateral lenders as of the dates indicated.

Disbursements/Payments - Multilateral Lenders
(in millions of U.S. dollars)

	As of December 31,
	2006		2007		2008		2009		2010
World Bank:
Disbursements	U.S.$	468	U.S.$	518	U.S.$	336	U.S.$	1,029	U.S.$	791
Principal payments		(1,143)		(1,045)		(940)		(794)		(747)
Principal payments, net of disbursements		(676)		(527)		(604)		234		44
Interest payments		(339)		(352)		(252)		(161)		(140)
Payment of commissions		(3)		(4)		(5)		(5)		(4)
Net (outflows) inflows		(1,017)		(882)		(862)		69		(100)

International Monetary Fund:
Disbursements		—		—		0		0		0
Principal payments		(9,530)		—		0		0		0
Principal payments, net of disbursements		(9,530)		—		0		0		0
Interest payments		(81)		—		0		0		0
Payments of commissions		0		—		0		0		0
Net (outflows) inflows		(9,611)		—		0		0		0

Inter-American Development Bank:
Disbursements		1,133		1,507		1,231		1,698		1,437
Principal payments		(1,226)		(1,525)		(1,298)		(858)		(860)
Principal payments, net of disbursements		(93)		(17)		(68)		839		578
Interest payments		(484)		(479)		(425)		(366)		(366)
Payments of commissions		(3)		(4)		(4)		(13)		(9)
Net (outflows) inflows		(580)		(500)		(497)		461		(202)

	As of December 31,
	2006		2007		2008		2009		2010
IFAD:(1)
Disbursements		5		4		3		1		7
Principal payments		(3)		(4)		(4)		(3)		(6)
Principal payments, net of disbursements		2		—		(1)		(2)		1
Interest payments		—		—		(1)		(0)		0
Payments of commissions		—		—		0		0		0
Net (outflows) inflows		1		(1)		(1)		(2)		1

FONPLATA:(2)
Disbursements		20		26		16		6		1
Principal payments		(6)		(8)		(5)		(9)		(9)
Principal payments, net of disbursements		14		18		11		(4)		(8)
Interest payments		(3)		(4)		(5)		(5)		(3)
Payments of commissions		—		—		0		0		0
Net (outflows) inflows		10		14		6		(8)		(11)

Corporación Andina de Fomento:
Disbursements		64		328		286		451		194
Principal payments		—		(10)		(22)		(24)		(55)
Principal payments, net of disbursements		64		319		264		427		139
Interest payments		(4)		(11)		(20)		(29)		(22)
Payments of commissions		(1)		—		(2)		(3)		(1)
Net (outflows) inflows		59		307		242		395		116

The European Investment Bank
Disbursements		—		—		—		—		0
Principal payments		(3)		(3)		(3)		(4)		(3)
Principal payments, net of disbursements		(3)		(3)		(3)		(4)		(3)
Interest payments		(2)		(2)		(2)		(2)		(2)
Payments of commissions		—		—		—		—		0

Net (outflows) inflows		(5)		(5)		(5)		(6)		(5)
Total disbursements		1,689		2,384		1,871		3,184		2,431
Total principal payments		(11,911)		(2,594)		(2,272)		(1,693)		(1,680)
Principal payments, net of disbursements		(10,222)		(210)		(400)		1,491		751
Total interest payments		(913)		(848)		(706)		(562)		(534)
Total commissions		(7)		(8)		(12)		(21)		(14)
Total net (outflows) inflows	U.S.$	(11,142)	U.S.$	(1,067)	U.S.$	(1,118)	U.S.$	908	U.S.$	203

(1)	International Fund for Agricultural Development.
(2)	Financial Fund for the development of the Plata Valley.
Source: Ministry of Economy.

International Monetary Fund

The IMF organized two separate financial aid packages for Argentina during the years leading up to the collapse of the Convertibility Regime— one in December 2000 and the other in August 2001.  As part of these packages, the IMF increased the amount available to Argentina under its credit facilities and secured for Argentina other sources of funding (including loan commitments from the World Bank, the IADB and the Spanish government).

Between 2001 and 2005, Argentina received disbursements from the IMF for a total amount of approximately U.S.$19.6 billion (U.S.$2.9 billion net of principal payments).  In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement.  The suspension of disbursements continued through 2005 and in December of that year the Government announced its intention to make an early repayment of its entire outstanding obligation to the IMF.  The Government believed that full repayment of its IMF debt would allow for more independence in macroeconomic management and support its structural reform agenda.  Since May 31, 2005, the date of the IMF’s most recent consultation report under Article IV of the IMF’s Articles of Agreement, Argentina and the IMF have not agreed to any further Article IV review and consultation.

On January 3, 2006, the Government repaid all of its outstanding debt owed to the IMF in a single payment of U.S.$9.5 billion.  The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest.  The Government borrowed funds from the Central Bank to make the payment, which resulted in a 51.0% reduction of the Central Bank’s reserves to U.S.$19.0 billion.  The Government issued a 10-year U.S. dollar-denominated bond to repay the Central Bank for this financing.  As a result, the IMF repayment did not affect the Government’s total debt given that the IMF liability was exchanged for a Central Bank liability of the same value.

World Bank

From 2006 through 2010, the World Bank disbursed approximately U.S.$3.1 billion in loans to the Government partly for activities designed to foster economic recovery, both at the national and provincial levels, and partly for various social development programs.  As of December 31, 2010, the Government owed a total of U.S.$5.3 billion to the World Bank.  From this amount:

•	U.S.$1.9 billion, or 36.0% of the total, consisted of loans for social programs, such as the Heads of Households Transition Project;

•	U.S.$1.0 billion, or 19.0% of the total, consisted of loans for health and other social services related purposes, such as the Maternal and Child Health and Nutrition 2 (PROMIN);

•	U.S.$949.3 million, or 17.7% of the total, consisted of loans for transportation related purposes, such as the National Highway Asset Management;

•	U.S.$622.4 million, or 11.6% of the total, consisted of loans for public administration, law and justice related purposes, such as the Provincial Reform Loan;

•	U.S.$403.5 million, or 7.5% of the total, consisted of loans for other projects, such as the Second Mining Development Technical Assistance Project;

•	U.S.$245.1 million, or 4.6% of the total, consisted of loans for education related purposes, such as the Decentralization and Improvement of Secondary Education Project;

•	U.S.$141.6 million, or 2.6% of the total, consisted of loans for water, sanitation and flood protection related purposes, such as the Flood Rehabilitation Project; and

•	U.S.$45.0 million, or 0.8% of the total, consisted of loans for finance related purposes, such as the Bank Reform Loan Project.

In addition, as of December 31, 2010, the Government had approximately U.S.$2.8billion in loans from the World Bank that had not yet been disbursed.

From 2006 to 2010, Argentina made principal payments in an aggregate amount of U.S.$4.7 billion and paid an aggregate amount of U.S.$1.2 billion in interest to the World Bank.

As of December 31, 2010, Argentina and the World Bank had entered into the following loan agreements:

•
U.S.$840.0 million loan to improve sewerage services in the Matanza-Riachuelo River’s basin and other sectors of the province of Buenos Aires and the city of Buenos Aires, of which U.S.$ 4.1 million had been disbursed as of December 31, 2010;

•	U.S.$450.0 million loan to benefit the unemployed and families with children, of which U.S.$446.9 million had been disbursed as of December 31, 2010;

•	U.S.$300.0 million loan to increase the productivity and profitability of small and medium-size agricultural producers, of which U.S.$30.8 million had been disbursed as of December 31, 2010;

•
U.S.$150.0 million loan to improve the quality and sustainability of urban transport systems in Argentine metropolitan areas, of which approximately U.S.$0.4 million had been disbursed as of December 31, 2010;

•
U.S.$20.0 million loan to improve the efficiency of social services and fiscal programs at all levels of government in Argentina, of which approximately U.S.$7.6 million had been disbursed as of December 31, 2010;

•	U.S.$229.0 million loan to prevent Influenza A (H1N1), of which U.S.$130.4 million had been disbursed as of December 31, 2010;

•	U.S.$50.0 million loan to provide an additional financing loan for the Renewable Energy in the Rural Market Project, of which U.S.$5.1 million had been disbursed as of December 31, 2010;

•
U.S.$30.0 million loan to strengthen the Government’s capacity to assess and mitigate environmental risks associated with closed uranium mines, of which U.S.$3.0 million had been disbursed as of December 31, 2010;

•
U.S.$30.0 million loan aimed at the reduction of road traffic injuries and fatalities by improving and strengthening the institutional framework and management capacity for road safety, of which U.S.$4.6 million had been disbursed as of December 31, 2010; and

•
U.S.$150.0 million loan to expand Argentina's capacity to generate productive innovation in knowledge-based areas, including, among others, in the priority areas of information and communication technology, biotechnology and nanotechnology, by: (i) facilitating the creation of new knowledge-based companies; (ii) upgrading research infrastructure for science, technology and productive innovation; and (iii) strengthening the policy framework governing science, technology, and productive innovation, of which approximately U.S.$14.4 million had been disbursed as of December 31, 2010.

IADB

From 2006 through 2010, the IADB disbursed approximately U.S.$7.0 billion in loans to Argentina, partly for activities designed to foster economic recovery and partly for various social development programs.  As of December 31, 2010, the Government owed a total of U.S.$10.3 billion to the IADB.  From this amount:

•
U.S.$1.9 billion, or 18.4% of the total, consisted of loans for public administration, law and justice related purposes, such as the Programa de Mejora de la Gestión Municipal (Municipal Strengthening Program);

•	U.S.$2.3 billion, or 22.5% of the total, consisted of loans for other projects, such as the Programa de Transmisión Eléctrica del Norte Grande (Energy-Power Lines Project);

•	U.S.$1.9 billion, or 18.7% of the total, consisted of loans for social programs, such as the Atención Niños y Adolescentes en Riesgo (Care for Children and Adolescents at Risk);

•
U.S.$1.4 billion, or 13.3% of the total, consisted of loans for water, sanitation and flood protection related purposes, such as the Programa Nacional de Agua Potable y Alcantarillado (National Potable Water and Sewerage);

•	U.S.$1.2 billion, or 12.1% of the total, consisted of loans for education related purposes, such as the Reforma e Inversiones Sector Educación (Education Sector Reform and Investments);

•	U.S.$836.4 million, or 8.2% of the total, consisted of loans to others projects, such as the Programa de Infraestructura Vial del Norte Grande (Norte Grande Roads Infrastructure Program);

•	U.S.$445.0 million, or 4.3% of the total, consisted of loans for finance related purposes, such as the Privatización Bancos Provinciales (Provincial Bank Privatization); and

•
U.S.$260.3 million, or 2.5% of the total, consisted of loans for health and other social services related purposes, such as the Fortalecimiento de la Estrategia de Atención Primaria de la Salud (Strengthening the Basic Health Care Strategy).

In addition, as of December 31, 2010, the Government had approximately U.S.$2.9 billion in loans from the IADB that had not yet been disbursed.

From 2006 to 2010, Argentina made principal payments in an aggregate amount of U.S.$5.8 billion and paid an aggregate amount of U.S.$2.1 billion in interest to the IADB.

As of December 31, 2010, Argentina and the IADB had entered into the following loan agreements:

•	U.S.$ 850.0 million loan for social programs, of which U.S.$830 million had been disbursed as of December 31, 2010;

•
U.S.$ 200.0 million loan to improve and expand the water supply and sanitation infrastructure in the Buenos Aires metropolitan area, of which U.S.$27.2 million had been disbursed as of December 31, 2010;

•	U.S.$ 58.5 million loan to improve the quality and equity of Río Negro basic education through the expansion of extended day, of which U.S.$9.5 million had been disbursed as of December 31, 2010;

•	U.S.$50.0 million loan to promote business plans in the grape & wine chain, of which U.S.$6.3 million had been disbursed as of December 31, 2010;

•	U.S.$16.0 million loan to support the increase of competitiveness in productive chains of the Norte Grande Region, of which U.S.$1.7 million had been disbursed as of December 31, 2010;

•
U.S.$120.0 million loan to reinforce the economic and social recovery of those provinces that have received the impact of natural phenomena, such as “El Niño,” in order to improve their competitiveness, of which U.S.$11.0 million had been disbursed as of December 31, 2010;

•	U.S.$ 100.0 million loan to the Technology Modernization Program, of which U.S.$ 40.0 million had been disbursed as of December 31, 2010;

•
U.S.$ 6.0 million loan to promote exports and attract investment in a coordinated, systematic and sustainable way (with a focus on result-based management and income generation), of which U.S.$0.3 million had been disbursed as of December 31, 2010; and

•	U.S.$ 25.0 million loan for a project that focuses on strengthening crime prevention and social inclusion activities, of which no funds had been disbursed as of December 31, 2010.

FONPLATA, CAF, IFAD and the European Investment Bank

Between 2006 and 2010, the Fondo Financiero para el Desarrollo de la Cuenca del Plata (the Financial Fund for the Development of the Plata Valley), or “FONPLATA,” disbursed an aggregate amount of U.S.$68.6 million to Argentina for economic development and social programs.  During this period, the Government made principal payments to FONPLATA in an aggregate amount of U.S.$36.8 million.  The Government owed to FONPLATA U.S.$80.5 million as of December 31, 2010.  In addition, as of December 31, 2010, the Government had U.S.$50.4 million in loans from FONPLATA that had not yet been disbursed.  In 2008, FONPLATA granted a U.S.$42.7 million loan to Argentina to improve the province of Buenos Aires’s ports.  As of December 31, 2010, no funds had been disbursed from this loan.

Corporación Andina de Fomento, or “CAF,” is an international financial institution.  Its members include Bolivia, Colombia, Ecuador, Peru, Venezuela, Argentina, Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Trinidad and Tobago and Spain.  Twenty-two commercial banks from the Andean region are also members.  Its headquarters are in the city of Caracas, Venezuela.  Between 2006 and 2010, CAF disbursed approximately U.S.$1.3 billion to Argentina mostly in loans for infrastructure programs.  During this period, the Government made principal payments to CAF in an aggregate amount of U.S.$110.5 million.  During 2010, the Government made principal payments to CAF in an aggregate amount of U.S.$54.9 million.  The Government owed to CAF U.S.$1.2 billion as of December 31, 2010.  In addition, as of December 31, 2010, the Government had approximately U.S.$946.2 million in loans from CAF that had not yet been disbursed.

In May 2008, CAF and Argentina signed a loan agreement for U.S.$110 million to improve the road infrastructure surrounding the cities of Encarnación and Posadas.  As of December 31, 2010, U.S.$29.7 million had been disbursed.

In December 2008, CAF and Argentina signed a loan agreement for U.S.$275.0 million to support public investment in the Argentine electricity sector.  As of December 31, 2010, the total aggregate amount of the loan had been disbursed.

In July 2009, CAF and Argentina signed a loan agreement for U.S.$100.0 million aimed at financing the building of the bridge Encarnación Posadas, of which no funds had been disbursed as of December 31, 2010.

In November 2009, CAF and Argentina signed a loan agreement for U.S.$275.0 million to support public investment in the water supply and sanitation infrastructure.  As of December 31, 2010, U.S.$243.5 million had been disbursed from this loan.

In 2010, CAF and Argentina signed the following loan agreements:

•	U.S.$500.0 million loan to support the Federal Plan of Transport aimed at improving electricity transportation, of which U.S.$96.4 million had been disbursed as of December 31, 2010;

•
U.S.$100.0 million loan to improve the quality of life of the people living in the Norte Grande region through multiple municipal programs, of which U.S.$3.6 million had been disbursed as of December 31, 2010;

•	U.S.$84.0 million loan to support the extension of the electricity transportation system, of which no funds had been disbursed as of December 31, 2010;

•	U.S.$37.7 million loan for a research program regarding the energy sector, of which no funds had been disbursed as of December 31, 2010;

•	U.S.$36.0 million loan for the SSGAT program regarding satellite engineering, of which U.S.$7.5 million had been disbursed as of December 31, 2010; and

•	U.S.$35.0 million loan to support a program of university infrastructure, of which no funds had been disbursed as of December 31, 2010.

Between 2006 and 2010, the International Fund for Agricultural Development, or “IFAD,” disbursed U.S.$20.2 million to Argentina.  During this period, the Government made principal payments to IFAD in an aggregate amount of U.S.$20.1 million.  Argentina owed to IFAD U.S.$6.8 million as of December 31, 2010. In addition, as of December 31, 2010 the Government had approximately U.S.$21.7 million in loans from IFAD that had not yet been disbursed.

Argentina owed to the European Investment Bank U.S.$21.2 million as of December 31, 2010. The European Investment Bank made no disbursements to Argentina between 2006 and 2010.

Bilateral Debt and Private Creditors’ Debt

Bilateral debt is composed of debt that is referred to as Paris Club debt and other bilateral debt.  Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. The most recent negotiation round took place in 1992.  See “—Debt Record—Paris Club.” Other bilateral debt includes all other debt with sovereign governments.  The substantial majority of other bilateral debt relates to debt owed to country members of the Paris Club and is treated under the Paris Club framework.

Private creditors’ debt is composed of debt with suppliers and debt with commercial banks.  A portion of private creditors’ debt is guaranteed by export credit insurance granted by foreign government agencies and is treated under the Paris Club framework.

As of December 31, 2010, debt treated under the Paris Club framework amounted to U.S.$6.3 billion, of which U.S.$244.4 million was debt not yet due and U.S.$6.1 billion was accumulated past due principal and interest.

Past due interest amounts relating to non-performing debt provided in this annual report do not include penalty interest.  Argentina does not maintain or publish statistics on penalty interest in connection with its public debt.  As of December 31, 2010, Argentina estimates the amount of penalty interest due under the Paris Club framework to be approximately U.S.$2.6 billion.  No statistics are available to estimate the amount of penalty interest on approximately 4.4% of Argentina’s non-performing debt, which represents debt owed to suppliers and commercial banks.

In September 2008, President Fernandez de Kirchner announced Argentina’s intention to pay its bilateral debt pertaining to member countries of the Paris Club.  In December 2010, the Minister of Economy and Public Finances started negotiations with member countries of the Paris Club which are still taking place.

Legal Proceedings

Litigation in the United States

The Government’s default on its foreign currency-denominated debt in December 2001 prompted a number of lawsuits by plaintiffs seeking to collect on bonds issued by the Government.  Plaintiffs in each of these actions have asserted that the Government failed to make timely payments of interest and/or principal on their bonds, and seek to obtain judgments for the face value of and/or accrued interest on those bonds.

Individual litigation in the United States.  In the United States, approximately 151 individual lawsuits have been filed since March 2002 seeking repayment of the Government’s indebtedness.  These suits either are or were pending in the United States District Court for the Southern District of New York (referred to as the District Court).  While the majority of these lawsuits seek recovery on debt governed by New York law, on January 13, 2009, the United States Court of Appeals for the Second Circuit (referred to as the Court of Appeals) held that the District Court had subject matter jurisdiction over claims relating to bonds issued under German law.  Not including claims brought as class actions on behalf of entire series of bonds, lawsuits in the United States seek repayment of approximately U.S. $3.7 billion in principal, in addition to interest, relating to debt issued by the Government.  Judgments have been entered in approximately 108 cases, in a total amount of approximately U.S. $5.9 billion, including principal and interest.  In June 2009, Argentina appealed 11 judgments totaling approximately $2.8 billion and corresponding to floating rate accrual notes.  On August 17, 2011, following the Court of Appeals’ certification of questions to the New York Court of Appeals pertaining to plaintiffs’ entitlement to prejudgment interest after principal became due, the Court of Appeals affirmed ten of the judgments in their entirety and vacated one judgment to the extent that it did not award statutory prejudgment interest on interest owing after principal became due.

There are also approximately 43 suits in the District Court in which no judgment has been entered and which do not purport to be class actions.  The total principal amount claimed by plaintiffs in these actions is approximately U.S. $1.4 billion.  Certain individuals and entities who are also claimants in an arbitration before ICSID have filed three additional suits in the District Court for an unspecified total amount, relating to the same securities at issue in the arbitration.  These three suits are stayed pending the outcome of the arbitration.  For a discussion of the arbitration, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Class litigation in the United States.  The Government is also involved in class action litigation in the District Court.  Currently, eighteen class actions are pending.

Class certification has been granted in thirteen cases:

•	H.W. Urban GmbH v. The Republic of Argentina, 02 Civ. 5899 (TPG) (purporting to represent holders of 11.375% bonds due January 30, 2017 and 11.75% bonds due April 7, 2009)
•	Seijas v. The Republic of Argentina, 04 Civ. 400 (TPG) (purporting to represent holders of 11% bonds due October 9, 2006)
•	Seijas v. The Republic of Argentina, 04 Civ. 401 (TPG) (purporting to represent holders of 7% bonds due December 19, 2008)
•	Castro v. The Republic of Argentina, 04 Civ. 506 (TPG) (purporting to represent holders of 9.75% bonds due September 19, 2027)
•	Hickory Sec. Ltd. v. The Republic of Argentina, 04 Civ. 936 (TPG) (purporting to represent holders of 11.75% bonds due June 15, 2015)
•	Azza v. The Republic of Argentina, 04 Civ. 937 (TPG) (purporting to represent holders of 11% bonds due December 4, 2005)
•	Azza v. The Republic of Argentina, 04 Civ. 1085 (TPG) (purporting to represent holders of 8.375% bonds due December 20, 2003)
•	Puricelli v. The Republic of Argentina, 04 Civ. 2117 (TPG) (purporting to represent holders of 12.375% bonds due February 21, 2012)
•	Chorny v. The Republic of Argentina, 04 Civ. 2118 (TPG) (purporting to represent holders of floating rate bonds due March 29, 2005)
•	Scappini v. The Republic of Argentina, 04 Civ. 9788 (TPG) (purporting to represent holders of 8.125% global euro bonds due April 21, 2008)
•	Daelli v. The Republic of Argentina, 05 Civ. 3095 (TPG) (purporting to represent holders of 11.375% bonds due March 15, 2010)
•	Barboni v. The Republic of Argentina, 06 Civ. 5157 (TPG) (purporting to represent holders of floating rate European Medium Term Note bonds due May 27, 2004)
•	Brecher v. The Republic of Argentina, 06 Civ. 15297 (TPG) (purporting to represent holders of 9.25% European Medium Term Note bonds due July 20, 2004)

There are five putative class actions in which plaintiffs have not yet sought class certification:

•
Lavaggi v. The Republic of Argentina, 04 Civ. 5068 (TPG) (purporting to represent holders of 12.125% bonds due February 25, 2019, 10% European Medium Term Note bonds due June 25, 2007, and 3.5% European Medium Term Note bonds due August 11, 2009)

•	Daho v. The Republic of Argentina, 05 Civ. 1033 (TPG) (purporting to represent holders of the same bonds at issue in Azza v. The Republic of Argentina, 04 Civ. 1085 (TPG))

•	Dussault v. The Republic of Argentina, 06 Civ. 13085 (TPG) (purporting to represent holders of 11% bonds due November 5, 2003, 10% bonds due January 7, 2005, and 10% bonds due February 22, 2007)
•	Newbadem Invest. S.A. v. The Republic of Argentina, 07 Civ. 1938 (TPG) (purporting to represent holders of 12.25% bonds due June 19, 2018)
•	Cavero v. The Republic of Argentina, 07 Civ. 11591 (TPG) (purporting to represent holders of 9.5% bonds due November 30, 2002)

On January 9, 2009, the District Court entered aggregate class judgments totaling approximately $2.2 billion in eight of the certified class actions, which the Court of Appeals vacated on May 27, 2010, having found the judgments to be inflated.  Thereafter, the District Court entered revised aggregate class judgments totaling approximately $287 million in the eight actions on July 22, 2011, which Argentina has appealed.

On April 26, 2010, the District Court denied a motion by plaintiffs and class representatives in two certified class actions, Urban v. The Republic of Argentina, 02 Civ. 5899 (TPG), and Barboni v. The Republic of Argentina, 06 Civ. 5157 (TPG), to enjoin Argentina from making any proposed debt exchange offer, or communication regarding such an offer, to purported members of the Urban and Barboni classes.  The appeal by the plaintiff in Barboni, was dismissed as moot by the Court of Appeals on June 6, 2011, given that the exchange offer plaintiffs sought to enjoin had settled in 2010.

Attempts to attach Argentine property in U.S. Litigation.  In the United States, the Foreign Sovereign Immunities Act (“FSIA”) limits creditors to attaching or executing upon only assets of the foreign state that are located in the United States and used for a commercial activity in the United States.  The FSIA also provides special protection from attachment or execution of such property as that of foreign central banks and military property.

Plaintiffs have obtained junior liens on collateral securing interest and principal payments due on the Brady bonds issued in 1992 that were not tendered in Argentina’s 2005 global exchange offer.  Argentina has no access to this collateral, which is pledged for the exclusive benefit of the remaining Brady bondholders under the terms of the relevant agreement, and plaintiffs’ liens are junior to those of the Brady bondholders.  On May 27, 2008, the Court of Appeals affirmed the District Court’s decision denying one plaintiff’s motion to seize a certain portion of the Brady interest collateral.  In October 2010, the District Court granted a request made by Argentina to modify the attachment order to allow the distribution of the collateral to Brady bondholders who wished to participate in an exchange offer.  Plaintiff appealed the District Court order and in July 2011 the Court of Appeals reversed the District Court’s decision. For more information on the Brady Bond exchange see “Public Sector Debt—Prior Debt Restructurings—The Brady Plan.”

Plaintiffs have attached reserves of the Central Bank in the United States.  On December 30, 2005, two plaintiffs obtained ex parte orders that attached and restrained Central Bank reserves in New York.  In order to strike a balance that would allow the Central Bank to continue to operate through its account at the FRBNY, the parties entered into a stipulation whereby approximately U.S.$100 million in Central Bank reserves held at the FRBNY (the “Stipulated Reserves”) remained attached and restrained until further agreement or action by the District Court.  In January 2006, the District Court ruled against the plaintiffs, but maintained the attachment and restraint of the Stipulated Reserves pending the outcome of plaintiffs’ appeal.  In September 2006, while the appeal was pending, the plaintiffs began a second attempt to attach the reserves, this time based on the theory that the Central Bank was the alter ego of Argentina.  In January 2007, the Court of Appeals affirmed the District Court’s January 2006 ruling, and on October 1, 2007, the U.S. Supreme Court declined to review the decision by the Court of Appeals.  Nevertheless, the Stipulated Reserves remain attached and restrained pending a final ruling on the propriety of the September 2006 attachments and restraints.  In February 2010, in the cases claiming that the Central Bank is the alter ego of Argentina, the District Court requested additional submissions from the parties on recent events in Argentina involving the Central Bank.  On April 7, 2010, the District Court granted plaintiffs’ September 2006 application based on plaintiffs’ theory that the Central Bank was the alter ego of Argentina.  The District Court further held that the Central Bank reserves at the FRBNY were property of Argentina being used for a commercial activity in the United States, and thus available to satisfy plaintiffs’ claims against Argentina.  Argentina and the Central Bank appealed the District Court’s April 7, 2010 ruling on an expedited basis, and on July 5, 2011 the Court of Appeals vacated the attachment and all associated orders of the District Court finding that the Central Bank’s assets in the United States held for its own account enjoy separate immunity under the FSIA.  The order vacating the attachment remains stayed pending the filing and disposition of plaintiffs’ petition for certiorari to the U.S. Supreme Court.

In May 2007, two plaintiffs obtained attachments and restraints on an ex parte basis of American Depository Shares representing certain shares of Banco Hipotecario S.A., worth approximately U.S.$34 million as of January 18, 2010, held by an Argentine trust.  On August 18, 2009, the District Court issued an opinion granting plaintiffs’ motion to confirm the ex parte attachments and restraints, and denying the corresponding motion to vacate the orders.  On August 3, 2010, the Court of Appeals affirmed the District Court’s decision.  On February 22, 2011 the U.S. Supreme Court denied Argentina and BNA’s petition for writ certiorari.

In September 2008, two plaintiffs obtained attachment and restraining orders on an ex parte basis of certain assets held by Banco de la Nación Argentina in New York under the theory that the bank is an alter ego of Argentina.  The same plaintiffs also obtained attachments and restraining orders on an ex parte basis of accounts held by Argentina at the Miami and New York branches of Banco de la Nación Argentina.  On September 30, 2009, the District Court held that Banco de la Nación Argentina is not the alter ego of Argentina and vacated the attachments of Banco de la Nación Argentina’s assets.  In May 2010, these plaintiffs and the class representatives in eight certified class actions obtained additional ex parte attachment orders on certain assets held by Banco de la Nación Argentina in New York under the theory that recent Argentine resolutions authorizing loans from Banco de la Nación Argentina to Argentina were evidence that the bank is an alter ego of Argentina.  Argentina and Banco de la Nacion Argentina moved to vacate these orders.  On September 24, 2010, following agreement of the parties, the District Court vacated the 2008 and 2010 restraints and attachments of BNA property.  On March 28, 2011, the District Court granted Argentina’s and BNA’s motions to dismiss and dismissed the complaint of the eight class representatives in the eight certified class actions who had also alleged that Banco de la Nación Argentina was the alter ego of Argentina.  The class plaintiffs filed a notice of appeal of the dismissal and the appeal is pending.

In August 2009, a plaintiff obtained an order on an ex parte basis temporarily restraining a shipment of liquid natural gas to be delivered to Energía Argentina S.A. (“ENARSA”) in Argentina.  On August 19, 2009, the District Court issued an order stating that the shipment was not attachable because it was not property of Argentina in the United States used for a commercial activity in the United States.  Plaintiff has also filed an action against Argentina and ENARSA seeking a declaration that ENARSA is an alter ego of Argentina.  On February 2011 the District Court ruled that ENARSA is not the alter ego of Argentina and dismissed the complaint.  On July 2011 plaintiffs filed an amended complaint against ENARSA and Argentina arguing that ENARSA is part of Argentina and liable for the debts of Argentina.  Argentina and ENARSA intend to move to dismiss the action.

In February 2011, a plaintiff obtained an attachment order on an ex parte basis restraining certain assets of Empresa Argentina de Soluciones Satelitales S.A. (“Ar-Sat”) under the theory that Ar-Sat is legally part of Argentina and thus liable for its debts.  On April 22, 2011 the District Court denied the plaintiff’s motion to confirm that attachment order and granted Argentina’s and Ar-Sat’s motions to vacate the same, holding that Ar-Sat is not part of Argentina and that the property at issue was otherwise not attachable under the FSIA.  On August 30, 2011, the District Court denied plaintiff’s motion for reconsideration.

In April 2011, a plaintiff attempted to restrain on an ex parte basis certain satellite property belonging to Comisiόn Nacional de Actividades Espaciales (“CONAE”) and several other sovereign entities in California under the theory that CONAE is legally part of Argentina and thus liable for its debts.  On May 25, 2011 the California District Court denied the plaintiff’s motion for a temporary restraining order, holding that the property was not subject to attachment or execution under the FSIA, because, inter alia, the property was not being used for a commercial activity and an attachment was otherwise not in the public interest.  The plaintiff subsequently entered into a stipulation with Argentina to dismiss the action in its entirety, which the District Court so-ordered on June 6, 2011.

In May 2011, plaintiffs in eleven actions obtained attachment orders on an ex parte basis restraining all property interests in United States patents and patent applications held by Agencia Nacional de Promoción Científica y Tecnológica, Consejo Nacional de Investigaciones Científicas y Técnicas, Comisión Nacional de Energía Atómica, Instituto Nacional de Tecnología Agropecuaria, and Instituto Nacional de Tecnología Industrial (the “Entities”), under the theory that these entities are legally part of Argentina and thus liable for its debts.  The same plaintiffs also obtained an order attaching licensing fees that Instituto Nacional de Tecnología Agropecuaria is purportedly entitled to receive from BASF Corp.  The plaintiffs’ motions to confirm and the motions by the Republic and the Entities to vacate the attachment orders are currently pending before the District Court.

On August 1, 2011, a group of plaintiffs obtained an attachment order over funds at accounts from the Central Bank and Citibank at the FRBNY to pay interest and principal to holders of the Boden 2012 outside of Argentina.  No funds were attached as a result of the attachment order.  Argentina and the Central Bank have moved to vacate the attachment, and the motion is pending before the District Court.

Proceedings for foreign recognition of U.S. judgments.  Certain plaintiffs have sought recognition of their U.S. judgments in foreign courts.  In June 2008, one plaintiff commenced a proceeding in the United Kingdom for recognition of a U.S. judgment totaling approximately U.S.$284 million.  An English lower court’s assertion of jurisdiction over Argentina was overturned on appeal.  On July 6, 2011 the Supreme Court of the United Kingdom reversed the court of appeal decision and ruled that UK courts have jurisdiction to decide the recognition of the U.S. judgments against Argentina.  Four other plaintiffs have also initiated proceedings in the United Kingdom for recognition of a total of approximately U.S.$658 million in U.S. judgments.  In Luxembourg, one plaintiff has obtained recognition of a U.S. judgment totaling approximately $725 million which was confirmed on appeal; Argentina is seeking the revision of this decision in the court of cassation.  In France, two plaintiffs have sought recognition of U.S. judgments totaling approximately U.S.$1 billion.  On May 4, 2011, both these plaintiffs obtained from Paris First Instance Court the recognition of their U.S. judgments in France.  Argentina has appealed the judgments before Paris Court of Appeals and the appeal is pending.  In Belgium, one plaintiff has sought recognition of a U.S. judgment totaling approximately U.S.$725 million.  In Argentina, plaintiffs in three actions are seeking recognition of U.S. judgments totaling approximately U.S. $18 million.  For a description of the recognition and enforcement of foreign judgments in Argentina, see “—Legal Proceedings—Litigation in Argentina—Recognition and enforcement of foreign judgments in Argentina.”

Impact on Argentina’s ability to service its debt.  It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

In past years, based primarily on an ex parte decision, Elliott Associates L.P. v. Banco de la Nación (Court of Appeals of Brussels, 8th Chamber, Sept. 26, 2000), issued by a Belgian court at the behest of a hold-out creditor in litigation against Peru, various investors have used litigation against sovereign debtors to target payments made by sovereigns to, among others, bondholders that have agreed to a debt restructuring by accepting new securities in an exchange offer.

In October 2010, using the same arguments advanced in Elliott Associates L.P., a hold-out creditor of Argentina requested that the District Court enter an order preventing Argentina from servicing its restructured debt unless it also paid its creditors holding defaulted debt ratably.  Argentina opposed the motion. On September 28, 2011, the District Court denied without prejudice the request for injunctive relief on the basis that it was not appropriate to halt payment to other creditors on the basis of the pari passu clause.  The District Court indicated that it would entertain any future claims for relief, other than the injunctive relief sought in this instance.  Argentina will oppose any such requests.

While the Government believes that there is no valid basis for preventing payments on restructured debt from being made, there can be no assurance that a creditor pursuing similar or different arguments or strategies in the future will not be able to interfere with payments made under any securities issued to restructure debt.

Litigation in Germany

Approximately 648 legal proceedings have been initiated against Argentina by bondholders for payment of Government bonds, of which approximately 116 are currently pending.  These pending claims total approximately €23 million in principal plus interest.

Approximately 462 judgments rendered against Argentina are final and binding, totaling approximately €240 million in principal plus interest.  In addition, 70 actions have been dismissed or withdrawn by plaintiffs.

The Frankfurt trial courts have found for the plaintiffs in most cases, and the Government has lodged appeals when possible.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of Argentina’s Embassy and consulates.  On December 6, 2006, the Federal Constitutional Court held that the waiver of immunity in the terms and conditions of the bonds does not extend to such assets that are protected by special diplomatic or consular immunity.  On July 4, 2007, the Federal Supreme Court confirmed the ruling from the Federal Constitutional Court that held that the waiver of immunity in the terms and conditions of the bonds does not extend to assets protected by special diplomatic or consular immunity.  The attachments in respect of the bank accounts in diplomatic or consular use have since been lifted.

To the Government’s knowledge, the attachments on assets in Germany that are not protected by special diplomatic or consular immunity concern monies of the Government held with paying agents (for the payment of interest on other Government debt).  Some creditors have also attached the Government’s claims against other plaintiffs (i.e., those who withdrew their claims against the Government or lost their actions in whole or in part), who are liable for the Government’s costs (statutory attorneys fees and, if applicable, court fees) under Germany’s “loser pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

To the Government’s knowledge, there are currently two arrest orders in effect.  An arrest order (Arrestbefehl) authorizes pre-judgment attachment of a debtor’s assets.  All other arrest orders issued have been lifted.

Proceedings for foreign recognition of German judgments.  Certain plaintiffs have sought recognition of their German judgments in foreign courts.  In the U.S., two plaintiffs obtained recognition of German judgments totaling approximately €17 million.  In Luxemburg, various plaintiffs have sought and obtained recognition of German judgments totaling approximately €143 million.

Impact on Argentina’s ability to service its debt.  It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt.

The fact that the Federal Constitutional Court held that a state of necessity does not excuse a deferral of debt service might cause other bondholders to file lawsuits against the Government.  Judgments rendered in these lawsuits against the Government could be enforced in Germany and the European Union and, usually upon recognition by a foreign court, in other countries.  It is, however, not possible to predict the specific effects of such enforcement proceedings with respect to Argentina’s ability to service its public debt.

Litigation in Italy

Bondholders have instituted 13 proceedings before Italian courts.  All of these proceedings were dismissed mostly on jurisdictional grounds.

In May and June 2005, various consumer associations filed with the Administrative Tribunal of Rome two emergency requests for suspension of the exchange offer launched by the Government in Italy in February 2005, and annulment of the Commissione Nazionale per le Società e la Borsa (CONSOB) decision to allow the exchange offer to proceed in Italy. The Administrative Tribunal of Rome dismissed these emergency requests (and the dismissals were subsequently upheld by the Consiglio di Stato, i.e., the highest court for administrative matters in Italy), and subsequently also dismissed the associations’ complaints on the merits with two judgments.  In 2009, one of the consumer associations filed an appeal against one of these judgments before the Council of State.

On June 16, 2010, two consumer associations and a private individual filed with the Administrative Tribunal of Rome another emergency request, seeking suspension of the new exchange offer launched by the Government in Italy in April 2010, and annulment of the Commissione Nazionale per le Società e la Borsa (CONSOB) decision to allow the new exchange offer to proceed in Italy.  The Administrative Tribunal of Rome dismissed this emergency request and the dismissal was subsequently upheld by the Consiglio di Stato.  The proceeding remains pending on the merits before the Administrative Tribunal of Rome, which will have to adjudicate the request for annulment of CONSOB’s decision.

Except for the 2009 appellate proceeding pending before the Council of State and the June 2010 proceeding pending before the Administrative Tribunal of Rome, which involve Argentina only as an interested third party because the case has been brought against CONSOB, no cases involving Argentina are currently pending before Italian courts.

Litigation in Japan

On February 10, 2010, Argentina was served with a complaint filed by the Commissioned Companies for Bondholders in Japan and claiming approximately ¥11 billion in principal, plus interest, in connection with four series of defaulted bonds issued by Argentina under Japanese law.  As a result of the participation 2010 Exchange Offer plaintiffs withdrew most of their claim, which currently amounts to ¥2.8 billion in principal, plus interests.  This litigation is pending.

Litigation in France

In 2009, a plaintiff holding a U.S. judgment froze certain Argentine diplomatic and military accounts and also commenced three proceedings to attach taxes payable by French companies to Argentina.  After litigating the cases through various levels of French tribunals, on September 28, 2011, the French Court of Cassation upheld the Paris Court of Appeals’ decision to lift the freeze on the diplomatic and military accounts.  In all three of the tax cases, Versailles and Paris Court of Appeals confirmed all first instance decisions denying the attachments.  In all those cases, the plaintiff’s appeal to the French Court of Cassation is pending.

In April 2010, another plaintiff holding a U.S. judgment froze Argentine diplomatic and military accounts in Paris. Argentina has opposed the attachments and, on August 27, 2010, a Paris enforcement judge ordered the lifting of the attachments.  In October 2010 plaintiff withdrew its appeal and the decision became final.

On May 4, 2011, both of the plaintiffs which have been litigating cases in France obtained from Paris First Instance Court the recognition of their U.S. judgments in France. The Republic’s appeal is pending before the Paris Court of Appeals.

Litigation in Belgium

In August 2009, a plaintiff holding U.S. judgments froze certain Argentine diplomatic accounts in Brussels using self-help mechanisms.  On November 12, 2009, a Brussels lower court ordered that these accounts be released.  The plaintiff appealed the release, and on June 21, 2011 the Brussels Court of Appeal repealed the lower court’s decision.  Argentina will oppose the decision of the Court of Appeals before the Belgian Supreme Court.  Following the Brussels Court of Appeal’s decision, on June 2011, the same plaintiff froze certain Argentine diplomatic accounts in Brussels using self-help mechanisms. Argentina opposed these attachments and the case is pending.

Litigation in Switzerland

On November 5, 2009, two plaintiffs obtained ex parte orders of attachment from a court in Basel, Switzerland, purporting to cover accounts of Argentina and the Central Bank at the BIS.  Accounts at the BIS have broad immunities under Swiss domestic law and international treaties, including immunity from any measure of attachment or execution.  In April 2010 a Basel court ruled that the attachment orders were null and void.  In July 2010, the Swiss supervisory authority affirmed the Basel court’s decision.  On July 12, 2010, the Swiss Federal Tribunal confirmed the decision.

Litigation in Luxemburg

Beginning in January 2009, plaintiffs holding German judgments totaling approximately €143 million initiated attachment attempts in Luxemburg against accounts, if any, of Argentina held in certain banks in Luxemburg; Argentina has challenged the attachment attempts.

Litigation in Argentina

Since the enforcement of the pesification regime, thousands of lawsuits have been filed against financial institutions and the Government challenging the pesification of U.S. dollar-denominated bank deposits and the pesification of the Government’s obligations originally denominated in U.S. dollars.  The Government does not maintain official data about the number or corresponding aggregate amount of claims involved.

The claims regarding the pesification of bank deposits have been filed primarily as acciones de amparo, which are brief proceedings against any action or omission of a public authority that currently or imminently prejudices, restricts, alters or threatens in an arbitrary or illegal manner the rights and guaranties under the Argentine Constitution.

When the Government converted all foreign currency-denominated deposits into peso-denominated deposits, depositors commenced filing acciones de amparos to obtain the restitution of such deposits in dollars or to obtain such amounts in peso equivalent at the market exchange rate.  As a result of the issuance of Boden Depositor bonds to the depositors in order to compensate them for the rescheduling of their deposits at a rate of Ps.1.40 plus CER per dollar deposited, depositors also began to file acciones de amparos in order to obtain the difference between the amount received in bonds and the money that was originally deposited in dollars or the peso equivalent at the market exchange rate.

Many Argentine courts, including courts of appeal, have issued decisions favorable to depositors.  In each case, the Government has disputed the claims of the depositors.  In the case of deposits of the province of San Luis with Banco de la Nación Argentina, Argentina’s Supreme Court held the pesification of bank deposits unconstitutional, ordering the contending parties to reach an agreement on the distribution of compensation pursuant to the Court’s decision.  Following such order the parties entered into an agreement which was fulfilled by Banco de la Nación Argentina.

In later cases, however, the Supreme Court has issued several decisions in which it consistently upheld the constitutionality of the pesification.  On October 26, 2004, the Supreme Court of Argentina ruled that the Government’s pesification of bank deposits in 2002 was constitutional in light of the prevailing economic conditions at the close of 2001.  Accordingly, the bank that had been sued in these proceedings was required to provide the claimant depositor with Ps.1.4 (adjusted for CER) per U.S. dollar on deposit, in accordance with pesification measures.  In a prior case, the Supreme Court held that a bank depositor who had accepted compensation for his original U.S. dollar-denominated deposit in the form of a peso-denominated instrument applying the official conversion rate of Ps.1.4 plus CER per U.S. dollar was barred from obtaining the difference between the value of this compensation and the value that he would have received if the higher market exchange rate had been used for the conversion.  These judgments are applicable only to the specific case before the court and have no binding effect on other litigants.

While the Government was named as a defendant in many of the cases brought by depositors challenging the pesification and restrictions on bank withdrawals, in most of these cases the party ultimately responsible for making payments to successful claimants have been the financial institutions in which these depositors held their deposits.  Accordingly, the Government does not believe these cases can materially and adversely affect its ability to service Argentina’s public debt.  The Government, however, can offer no assurances to this effect, as the outcomes of these cases depend on the particularities of each case and judicial determinations beyond the Government’s control.

Bicentennial Fund.  After the issuance of the decree that provided for the creation of the Bicentennial Fund, the ex-Governor of the Central Bank did not comply with the terms for implementing the fund.  On January 7, 2010, the Executive Power issued an emergency decree removing him from office.  Litigation regarding the creation of the Bicentennial Fund and the removal of the ex-Governor ensued and reached the federal appellate level and the Supreme Court.

On February 3, 2010, after receiving from the Congressional bicameral commission a non-binding recommendation to remove the ex-Governor, the Executive Power confirmed by decree the removal of the ex-Governor as governor of the Central Bank.

On March 3, 2010, the Supreme Court declared the case regarding the Bicentennial Fund moot in light of the nullification by the Executive Power of the decree that provided for the creation of the Bicentennial Fund.

Recognition and enforcement of foreign judgments in Argentina.  Argentine law permits the enforcement in Argentina of a final judgment issued by a foreign court with jurisdiction, provided that the defendant was provided due process rights, the judgment does not contravene Argentine principles of public order, and the judgment is not incompatible with another judgment previously or simultaneously issued by an Argentine court.  Foreign creditors have generally not brought suit or sought to enforce their foreign judgments in Argentina.  In Argentina, plaintiffs in three actions are seeking recognition of U.S. judgments totaling approximately U.S.$18 million.  In March 2010, an Argentine lower Federal Court dismissed one of these actions.  The lower court held, as Argentina had argued, that although Argentina’s issuance of the bonds in which plaintiff had an interest constituted commercial activity, Argentina’s decision to declare a moratorium on payments on the bonds as a consequence of an economic and social emergency constituted an exercise of its sovereign powers and should have been given deference by the foreign court.  Therefore, the Argentine lower Federal Court ruled that the foreign judgment disregarded Argentina’s right to sovereign immunity and thus contravened Argentine principles of public order.  The plaintiff appealed the decision, which was confirmed by the Federal Court of Appeals in December 2010.  Plaintiff has appealed the Federal Court of Appeals decision before the Supreme Court, and the appeal is currently pending. In October 2009, in the second foreign judgment recognition case brought in Argentina, another Argentine lower Federal Court ordered Argentina to pay the foreign judgment before the Republic was served with the complaint and could file an answer.  In November 2009, Argentina filed a motion for reconsideration seeking to have the payment order reversed and appealed the lower court decision.  Argentina argued that the lower court’s order was premature because under the applicable civil procedure rules, Argentina had the right to file an answer before the lower court could rule that the foreign judgment was enforceable in Argentina.  The Federal Court of Appeals reversed the lower court order and remanded the case for further proceedings.  In May 2011 plaintiffs filed a new complaint and Argentina filed an answer.  The case is currently pending before the lower court. Argentina has opposed the recognition of the foreign judgment in the third foreign judgment recognition case. On June, 2011, the lower court dismissed the complaint.  The plaintiff has appealed the decision which is currently pending before the Federal Court of Appeals.

Enforcement of ICSID awards in Argentina.  Argentina has taken the position that, under Articles 53 and 54 of the 1965 Convention on the Settlement of Investment Disputes Between States and Nationals of Other States (“ICSID Convention”), in order for Argentina to satisfy any ICSID award rendered against it, the award holder must submit its award to the authority appointed under Article 54(2) of the ICSID Convention, which is an Argentine court, and follow the formalities applicable for collecting on a judgment against Argentina.  The same formalities for collecting on a judgment against Argentina, which are described below, apply to a judgment rendered by an Argentine court against Argentina and to an ICSID award rendered against Argentina.

In order for a judgment creditor to collect on a judgment against Argentina, the creditor must first give notice to the proper authorities and request payment with funds from the current fiscal year’s budget.  If there are no such funds available, the creditor may request that the payment of the judgment be included in the budget for the following fiscal year.  In order for the judgment to be included in the budget for the following fiscal year, which the Executive Power must present to Congress before September 15 of the previous year, the judgment creditor must notify the proper authorities before July 31 of the previous year.  If the creditor complies with these requirements but Argentina does not include the judgment in the following fiscal year’s budget or fails to make payment during the following fiscal year, then the judgment creditor is entitled to attempt to execute upon assets of Argentina in order to satisfy the judgment.

ICSID Arbitration

In response to the various measures that the Government implemented in 2001 and 2002 to address Argentina’s economic crisis, claimants have filed 45 claims before ICSID against Argentina.  11 arbitral proceedings have been discontinued or have had the claims withdrawn by the claimants before an award was entered bringing the total number of ICSID claims against Argentina to 34, for an approximate total amount of U.S.$13.6 billion (without including claims with undetermined amounts, interest or legal fees).  In nine of the claims, claimants have agreed to suspend the arbitral proceeding while settlement negotiations with the Government are taking place. A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although the Government can offer no assurance to this effect.

Claimants allege that the emergency measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.  Most of these claimants contend that Government’s actions had the effect of expropriating their investments without adequate compensation, and challenge the following measures:

•	the suspension and eventual elimination of various rate-indexing mechanisms provided for in certain public utilities contracts;

•	the pesification of certain contracts and of public utilities rates;

•	the restrictions on foreign exchange transactions that prevented them from making certain transfers abroad; and

•	the termination of certain contracts.

Eight adverse awards against Argentina had been entered in the following cases:

•	CMS Gas Transmission Company, or “CMS” (May 12, 2005) (approximately $133 million);

•	Azurix Corp. (July 14, 2006) (approximately $165 million);

•	Siemens A.G. (February 6, 2007) (approximately $218 million);

•	Enron Corporation and Ponderosa Assets, L.P., or “Enron” (May 22, 2007) (approximately $106 million);

•	LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc. (July 25, 2007) (approximately $57 million);

•	Compañía De Aguas del Aconquija S.A. and Vivendi Universal S.A. or “Vivendi” (August 20, 2007) (approximately $105 million);

•	Sempra Energy International, or “Sempra” (September 28, 2007) (approximately $128 million); and

•	Continental Casualty Company (August 27, 2008) (dismissing all but one of substantives claims and finding Argentina liable for U.S.$2.8 million).

There is one award on Jurisdiction and Merits rendered in the ICSID case Impregilo S.p.A, v. Argentine Republic on June 21, 2011. The award dismissed Argentina’s objections to the jurisdiction of ICSID and the competence of the Tribunal except as regards alleged contractual breaches which fall outside the Tribunal’s competence, unless they involve at the same time violations of Argentina’s obligations to investors under the Argentina-Italy BIT, and declared that Argentina had only violated the Argentina-Italy BIT by failing to treat Impregilo’s investment in a fair and equitable manner.

Argentina applied for the annulment of these awards under Chapter VII of the ICSID Arbitration Rules. The CMS award was partially annulled on September 25, 2007, but the award on damages remains. On September 1, 2009, the Annulment Committee upheld the Azurix award and on August 12, 2010 another Annulment Committee upheld the Vivendi award.  The Sempra and Enron awards were annulled in June and July 2010, respectively. On September 16, 2001, the Annulment Committee in the Continental case (ICSID Case No. 03/9) dismissed in its entirety the application for annulment of Continental Casualty Company and Argentina’s application for partial annulment.

In addition to the annulment application, in June 2008, Argentina made an application to have the Siemens award revised based upon new facts that became public after the award was issued. After the application for revision was made, Siemens renounced all its rights under the award in August 2009. On September 7, 2009 the revision proceeding was discontinued and on September 28, 2009 the annulment procedure was also discontinued.

There is currently one pending annulment application under Chapter VII of the ICSID Arbitration Rules that Argentina has filed against the award rendered in LG&E Energy Corp., LG&E Capital Corp. and LG&E International Inc. v. Argentine Republic (ICSID Case No. ARB/02/1) (now suspended by agreement of the parties)

 Three awards in favor of Argentina have been entered, in the following cases:

•	Metalpar S.A. and Buen Aire S.A. (June 6, 2008);

•	Wintershall (December 8, 2008); and

•	TSA Spectrum Argentina S.A. (December 19, 2008).

On July 30, 2010, an ICSID tribunal issued two decisions on liability in the cases Suez, Sociedad General de Aguas de Barcelona S.A. and Interagua Servicios Integrales del Agua S.A. v. Argentine Republic (ICSID Case No. ARB/03/17) and Suez, Vivendi Universal S.A. and Sociedad General de Aguas de Barcelona S.A. v. Argentine Republic and Anglian Water Limited (AWG) v. Argentine Republic (UNCITRAL Arbitration) (ICSID Case No. ARB/03/19). In both cases, the tribunal found Argentina liable but deferred a decision on the amount of damages.

On February 7, 2007, the ICSID registered a claim, Giovanna a Beccara and others v. The Argentine Republic (ICSID Case No. 07/5), which, as subsequently amended, includes approximately 180,000 claimants allegedly holding approximately $4.4 billion in face value of defaulted bonds.  Argentina objected to the jurisdiction of the ICSID tribunal and a hearing on jurisdiction took place from April 7 to 14, 2010.  Certain of these claimants also filed three actions in the District Court relating to the same securities involved in the arbitration claim; two of these actions are stayed pending the outcome of the arbitration, and in the third suit, plaintiffs have similarly moved for a stay, which motion is pending.  As a result of the 2010 Exchange Offer, several of the claimants discontinued the proceeding in order to participate in such exchange.  There are currently approximately 60,000 claimants with claims for approximately U.S.$1.3 billion of principal on defaulted bonds.  On August 4, 2011, the Tribunal issued its Decision on Jurisdiction and Admissibility and declared that the dispute was within the jurisdiction of ICSID and the competence of the Tribunal.

On March 27, 2007 and July 28, 2008, the ICSID registered two additional similar claims—the first one on behalf of over 182 claimants for a total of approximately U.S.$21 million and the second on behalf of over 120 claimants for a total of approximately U.S.$10 million.  Both cases are currently in their jurisdictional phase.

Some ICSID claimants have made attempts to have their awards enforced outside Argentina.  In March 2008 CMS attempted to attach assets in New York belonging to the Province of Santa Cruz, but the attachment was vacated and the action was later withdrawn.  In December 2008 Sempra commenced an enforcement proceeding seeking to attach an Argentine building in Spain, which was dismissed by a Madrid court in July 2009.  In January 2009, Sempra registered a provisional security interest in a building belonging to Argentina in France; Argentina made an application to have the security interest lifted and on March 5, 2010, the enforcement judge ordered the lifting of the security interest.  In January 2010, Argentina was notified of a provisional security interest registered by Vivendi for a building belonging to Argentina in France, which Argentina has opposed.  To the Government’s knowledge, two claimants had their awards recognized as enforceable by a New York court.  Two claimants also commenced similar proceedings before London and Paris courts.

Other Arbitration

In addition to the ICSID claims, six investment disputes against Argentina were brought under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules.  Among these proceedings:

•	one is pending;

•	one has been suspended, pending settlement negotiations between the parties;

•	one has been withdrawn;

•	one has joined an ICSID proceeding already in place, and a decision on liability was issued on July 30, 2010 finding Argentina liable;

•
one had an award rendered in December 2007, finding Argentina liable for U.S.$185 million in damages.  Argentina sought annulment of the award before the District Court in Washington D.C.  On June 7, 2010, the District Court denied Argentina’s petition for annulment.  On September 28, 2010, the District Court confirmed the arbitral award.  Argentina is appealing both decisions;

•
one had an award rendered in November 2008, finding Argentina liable for U.S.$53 million in damages.  Argentina sought annulment of the award before the District Court in Washington D.C.  On June 7, 2010, the District Court denied Argentina’s petition for annulment and confirmed the award.  Argentina is appealing the decision.

Other Creditor Activity

Various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness.  Such groups have over the years unsuccessfully urged passage of federal and state legislation directed at Argentina’s defaulted debt.  In May 2011 the latest such proposed legislation, bill H.R. 1798, was introduced in the U.S. House of Representatives and referred to committee.  A similar bill, bill S. 912, was introduced in the Senate.  The effect of the proposed bills would be to deny access to the U.S. capital markets to certain foreign states, such as Argentina, against whom U.S. court judgments totaling more than $100 million have been outstanding for more than two years.  After three years, the proposed bill’s restrictions would also apply to the foreign state’s state-owned corporations, which would also be to deny access to the U.S. capital markets, unless the proceeds of any intended borrowing or securities issuance were first directed to repayment of the outstanding judgments.  As with the previous proposed legislation addressing Argentine debt, Congress has taken no further action on this bill.  In early 2011, creditors introduced proposed legislation directed at Argentina in the New York State Senate and Assembly. As of the time of the filing of this annual report the New York legislature has not passed the proposed bills.

EXHIBIT E

TABLES AND SUPPLEMENTAL INFORMATION
Foreign Currency-Denominated Debt
Direct Debt

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
World Bank
World Bank	1.77/(a)	04/26/96	07/15/11	USD	25	2
World Bank	(a)	04/26/96	07/15/11	USD	100	10
World Bank	(a)	12/17/96	02/15/12	USD	300	45
World Bank	1.77/(a)	02/21/97	02/15/11	USD	11	1
World Bank	6	10/18/95	02/15/11	USD	166	1
World Bank	(a)	04/17/97	04/15/12	USD	20	3
World Bank	(a)	04/17/97	02/15/12	USD	200	28
World Bank	1.77/(a)	04/17/97	09/15/11	USD	300	29
World Bank	1.77/(a)	04/17/97	10/15/11	USD	20	1
World Bank	(a)	07/07/97	09/15/12	USD	200	40
World Bank	(a)	09/23/97	07/15/12	USD	100	20
World Bank	(a)	09/23/97	06/15/12	USD	15	2
World Bank	(a)	10/12/97	06/15/12	USD	200	30
World Bank	(a)	11/21/97	11/15/12	USD	50	10
World Bank	(a)	11/21/97	11/15/12	USD	75	15
World Bank	(a)	01/20/98	11/15/12	USD	100	20
World Bank	(a)	01/20/98	11/15/12	USD	50	7
World Bank	(a)	01/20/98	03/15/12	USD	125	18
World Bank	(a)	05/06/98	09/15/12	USD	75	15
World Bank	(a)	05/06/98	09/15/12	USD	42	9
World Bank	(a)	10/20/98	05/15/13	USD	4	1
World Bank	(a)	10/20/98	08/15/13	USD	284	85
World Bank	(a)	10/20/98	03/15/13	USD	40	7
World Bank	(a)	01/28/99	04/15/13	USD	18	2
World Bank	(a)	03/29/99	03/15/14	USD	30	9
World Bank	(a)	07/15/99	04/15/14	USD	10	3
World Bank	(a)	08/25/99	10/15/13	USD	90	29
World Bank	(a)	10/26/99	02/15/14	USD	30	11
World Bank	(a)	11/29/99	05/06/14	USD	5	0
World Bank	(a)	11/03/00	08/15/14	USD	53	20
World Bank	(a)	12/09/00	06/15/15	USD	5	3
World Bank	(a)	05/09/01	09/15/16	USD	330	122
World Bank	3.90	05/09/01	08/15/16	USD	400	252
World Bank	(a)	07/15/01	10/15/15	USD	303	114
World Bank	(a)	08/17/01	10/15/15	USD	71	23
World Bank	(a)	11/13/01	10/15/15	USD	5	3
World Bank	(a)	01/29/03	10/15/16	USD	600	438
World Bank	4.07	05/23/03	02/15/18	USD	500	359
World Bank	4.36	10/31/03	10/15/18	USD	750	569
World Bank	3.86/(a)	09/07/04	02/15/19	USD	136	115
World Bank	4.16/(a)	04/18/06	04/15/18	USD	150	106
World Bank	4.25/(a)	07/14/06	10/15/16	USD	25	9
World Bank	4.17/(a)	10/23/06	03/15/20	USD	150	75
World Bank	4.13/(a)	05/11/06	03/15/19	USD	350	336
World Bank	(a)	12/20/06	09/15/20	USD	40	7
World Bank	(a)	12/20/06	12/15/16	USD	150	9
World Bank	4.25/(a)	05/08/07	10/15/20	USD	110	18
World Bank	4.05/(a)	05/09/07	07/01/21	USD	300	163

1

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
World Bank	3.90/(a)	07/12/07	09/15/21	USD	220	158
World Bank	3.91/(a)	08/16/07	01/01/22	USD	37	37
World Bank	4.11/(a)	11/26/07	03/15/22	USD	100	73
World Bank	4.11/(a)	12/28/07	01/15/22	USD	20	10
World Bank	(a)	05/08/07	05/15/21	USD	70	17
World Bank	4.08/(a)	11/26/07	01/01/22	USD	200	83
World Bank	(a)	11/06/08	07/01/22	USD	45	31
World Bank	(a)	02/27/09	03/15/38	USD	60	6
World Bank	(a)	01/13/09	03/15/38	USD	20	8
World Bank	(a)	03/27/09	09/15/38	USD	300	31
World Bank	(a)	08/06/09	04/01/38	USD	150	15
World Bank	(a)	08/25/09	03/15/39	USD	840	4
World Bank	(a)	01/18/10	09/15/38	USD	50	5
World Bank	(a)	06/10/09	12/18/38	USD	450	447
World Bank	(a)	02/01/10	03/15/38	USD	30	3
World Bank	(a)	03/30/10	09/15/39	USD	229	131
World Bank	(a)	06/08/10	02/15/40	USD	30	5
World Bank	(a)	08/11/10	09/15/39	USD	150	0
Total					10,114	4,258

Inter-American Development Bank	0.75	02/21/67	02/21/17	CAD	0	0
Inter-American Development Bank	4	01/20/87	01/20/12	USD	1	0
Inter-American Development Bank	7.55	01/20/87	01/20/12	Various	93	14
Inter-American Development Bank	6.37	03/10/88	03/10/13	Various	97	7
Inter-American Development Bank	4	03/10/88	03/10/13	USD	2	0
Inter-American Development Bank	6.73	12/20/89	12/20/14	Various	4	1
Inter-American Development Bank	4.98	03/22/91	03/22/11	USD	155	2
Inter-American Development Bank	4.98	03/22/91	03/22/11	USD	200	15
Inter-American Development Bank	4.98	11/15/91	11/15/11	USD	325	25
Inter-American Development Bank	4.98	04/07/92	04/07/12	USD	30	4
Inter-American Development Bank	4.98	04/07/92	04/07/12	USD	300	34
Inter-American Development Bank	4.98	04/07/92	04/07/12	USD	4	0
Inter-American Development Bank	4	04/07/92	04/07/17	USD	1	0
Inter-American Development Bank	3	04/07/92	04/07/17	USD	11	6
Inter-American Development Bank	4.98	12/29/92	12/29/12	USD	310	54
Inter-American Development Bank	4.98	12/29/92	12/29/12	USD	272	62
Inter-American Development Bank	4.98	07/08/93	07/08/13	USD	5	1
Inter-American Development Bank	4	07/08/93	07/08/13	USD	19	4
Inter-American Development Bank	4	03/21/94	03/21/19	USD	25	11
Inter-American Development Bank	4.98	11/21/93	03/21/14	USD	4	2
Inter-American Development Bank	4.98	03/21/94	03/21/14	USD	74	25
Inter-American Development Bank	4.98	09/15/94	06/12/14	USD	97	37
Inter-American Development Bank	3	09/15/94	06/12/19	USD	15	9
Inter-American Development Bank	4.98	01/11/95	01/11/15	USD	36	19
Inter-American Development Bank	4.98	04/05/95	04/05/15	USD	233	130
Inter-American Development Bank	4	06/05/95	06/05/20	USD	30	18
Inter-American Development Bank	4.98	06/05/95	06/05/20	USD	180	131
Inter-American Development Bank	4.98	06/28/95	06/28/15	USD	450	131
Inter-American Development Bank	5.54/(b)	03/26/96	12/15/18	USD	325	199
Inter-American Development Bank	4.98	10/09/96	10/09/16	USD	25	11
Inter-American Development Bank	5.54	12/19/96	12/19/11	USD	319	32
Inter-American Development Bank	5.54	02/20/97	02/20/22	USD	102	74
Inter-American Development Bank	5.54	03/16/97	03/16/17	USD	78	12
Inter-American Development Bank	5.54	08/04/97	08/04/17	USD	81	34
Inter-American Development Bank	5.54	08/04/97	08/04/17	USD	287	155

2

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
Inter-American Development Bank	5.54/(b)	02/05/98	02/05/18	USD	250	152
Inter-American Development Bank	5.54	02/11/98	02/11/18	USD	8	1
Inter-American Development Bank	3	03/16/98	03/16/23	USD	17	12
Inter-American Development Bank	5.54	03/16/98	03/16/23	USD	17	12
Inter-American Development Bank	5.54	03/16/98	03/16/18	USD	176	91
Inter-American Development Bank	5.54	07/22/98	07/22/18	USD	64	40
Inter-American Development Bank	5.54	08/08/98	08/08/23	USD	300	244
Inter-American Development Bank	4	09/12/98	09/06/23	USD	16	7
Inter-American Development Bank	3	12/09/98	12/09/23	USD	16	7
Inter-American Development Bank	5.54	12/21/98	12/15/18	USD	62	35
Inter-American Development Bank	5.54	01/11/99	01/11/19	USD	140	84
Inter-American Development Bank	5.54	01/13/99	01/13/24	USD	6	2
Inter-American Development Bank	4	09/15/99	09/15/19	USD	2	0
Inter-American Development Bank	5.54/(b)	09/15/99	09/15/19	USD	238	136
Inter-American Development Bank	5.54	10/18/99	10/18/24	USD	250	106
Inter-American Development Bank	5.54	02/03/00	02/03/20	USD	100	60
Inter-American Development Bank	5.54	03/26/00	03/26/20	USD	5	3
Inter-American Development Bank	5.54	02/27/01	02/27/21	USD	400	280
Inter-American Development Bank	5.54	05/09/01	05/09/21	USD	500	350
Inter-American Development Bank	5.54	06/13/01	06/15/21	USD	500	367
Inter-American Development Bank	5.54	06/25/01	06/15/21	USD	2	1
Inter-American Development Bank	5.54	10/25/01	10/25/21	USD	8	3
Inter-American Development Bank	5.54/(b)	10/25/01	10/25/26	USD	43	31
Inter-American Development Bank	5.54/(b)	11/20/03	11/20/28	USD	600	531
Inter-American Development Bank	(b)	12/28/04	12/15/24	USD	500	467
Inter-American Development Bank	(b)	05/04/05	05/04/25	USD	5	4
Inter-American Development Bank	(b)	05/04/05	05/04/25	USD	5	3
Inter-American Development Bank	(b)	08/24/05	08/24/25	USD	33	14
Inter-American Development Bank	(b)	08/24/05	08/24/25	USD	18	16
Inter-American Development Bank	(b)	01/03/06	01/03/31	USD	700	652
Inter-American Development Bank	(b)	05/18/06	05/18/26	USD	500	500
Inter-American Development Bank	(b)	07/11/06	07/11/26	USD	50	33
Inter-American Development Bank	(b)	08/09/06	08/09/26	USD	280	280
Inter-American Development Bank	5.54/(b)	11/06/06	11/06/31	USD	880	637
Inter-American Development Bank	5.54/(b)	03/29/07	03/29/32	USD	350	220
Inter-American Development Bank	(b)	03/29/07	03/29/32	USD	240	60
Inter-American Development Bank	5.54/(b)	03/29/07	03/29/32	USD	1,200	593
Inter-American Development Bank	(b)	11/06/07	11/06/32	USD	50	4
Inter-American Development Bank	(b)	11/06/07	06/15/32	USD	60	8
Inter-American Development Bank	(b)	11/06/07	11/06/32	USD	40	4
Inter-American Development Bank	(b)	11/06/07	11/06/32	USD	20	7
Inter-American Development Bank	(b)	11/06/07	11/06/32	USD	72	7
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	200	71
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	630	527
Inter-American Development Bank	(b)	11/04/08	11/04/33	USD	230	43
Inter-American Development Bank	(b)	02/27/09	02/27/34	USD	16	2
Inter-American Development Bank	(b)	07/31/09	07/31/34	USD	850	830
Inter-American Development Bank	(b)	03/31/09	03/31/34	USD	50	6
Inter-American Development Bank	(b)	07/31/09	07/31/34	USD	200	27
Inter-American Development Bank	(b)	03/08/10	03/08/35	USD	100	40
Inter-American Development Bank	(b)	03/29/10	03/29/35	USD	120	11
Inter-American Development Bank	(b)	04/12/10	04/12/35	USD	6	0
Total					15,315	8,880

Paris Club Round 4	(l)	06/13/05	2002	Various	1,481	174
Paris Club Round 5	(m)	06/14/05	2008	Various	3,058	2,439
Total					4,539	2,613

3

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
FONPLATA	(f)	08/12/04	09/01/19	USD	51	43
FONPLATA	(g)	12/06/04	08/16/19	USD	22	18
FONPLATA	(k)	08/20/07	12/30/18	USD	5	2
FONPLATA	(c)	05/31/07	05/30/13	USD	1	0
Total					79	63

FIDA	(i)	09/29/97	06/15/14	SDR	11	4
FIDA	(i)	11/21/00	12/15/14	SDR	13	1
FIDA	(i)	11/27/06	12/15/22	SDR	15	1
FIDA	(i)	10/17/08	10/01/24	SDR	20	1
Total					59	7

CAF	(d)	05/18/04	05/18/14	USD	141	74
CAF	(h)	08/29/07	09/01/22	USD	300	277
CAF	(h)	12/11/07	12/11/22	USD	200	178
CAF	(j)	02/12/08	06/02/20	USD	275	275
CAF	(h)	12/11/07	12/11/22	USD	80	38
CAF	(h)	05/21/08	05/21/23	USD	110	30
CAF	(k)	11/03/09	11/03/21	USD	275	244
CAF	(e)	06/03/05	06/03/17	USD	35	24
CAF	(o)	07/07/09	07/07/24	USD	100	0
CAF	(n)	07/29/10	07/29/22	USD	100	3
CAF	(k)	07/29/10	07/29/22	USD	36	7
CAF	(ñ)	12/10/10	12/10/25	USD	500	96
CAF	(ñ)	07/29/10	07/29/25	USD	84	0
CAF	(ñ)	07/29/10	07/29/25	USD	38	0
CAF	(k)	07/29/10	07/29/22	USD	35	0
Total					2,309	1,246

(a) Floating World Bank Rate + 0.5%
(b) Floating IADB Rate
(c) LIBOR 6M + 1.2%
(d) LIBOR 6M + 3.35%
(e) LIBOR 6M + 2.9%

(f) LIBOR 6M + 3.5%
(g) LIBOR 6M + 2.45%
(h) LIBOR 6M + 1.05%
(i) Floating FIDA Rate
(j) LIBOR 6M + 1.08%
(k) LIBOR 6M +2.30%
(l) 49% of total corresponds to fixed rate (mainly in Euros with rates of 5% or greater), 32% corresponds to a variety of currencies (mainly Japanese yen) and rates and 19% (mainly denominated in dollars) is debt that accrues a variable rate of LIBOR plus a spread.
(m) 51% of the obligations accrue a fixed rate (mainly in Euros with rates between 6% and 9%), 31% corresponds to a variety of currencies (mainly Japanese yen) and rates and 18% (denominated in dollars) accrues a variable rate of LIBOR plus a spread between 40 bps. and 62.5 bps.

(n) LIBOR 6M + 1.55%

(ñ) LIBOR 6m + 2.35%

(o) LIBOR 6m + 2.85%

4

TABLES AND SUPPLEMENTAL INFORMATION

Foreign Currency-Denominated Debt
Indirect Debt

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
World Bank	(a)	10/20/98	05/15/13	USD	449	112
World Bank	(a)	11/16/98	05/15/13	USD	119	30
World Bank	(a)	07/07/00	07/15/14	USD	20	9
World Bank	(a)	06/15/01	10/15/14	USD	50	28
World Bank	4.08/(a)	12/06/04	01/12/18	USD	450	177
World Bank	(a)	03/08/05	11/15/19	USD	200	200
World Bank	(a)	11/16/06	11/15/19	USD	130	78
World Bank	(a)	11/16/06	11/15/19	USD	75	65
World Bank	(a)	06/12/07	11/15/19	USD	127	100
World Bank	(a)	05/30/08	04/15/21	USD	270	136
World Bank	4.49/(a)	06/27/08	06/15/22	USD	400	156
Total					2,290	1,091

Inter-American Development Bank	4.00	03/10/88	03/10/13	USD	1	0
Inter-American Development Bank	7.17	03/10/88	03/10/13	Various	59	10
Inter-American Development Bank	6.73	11/18/88	11/18/13	Various	14	11
Inter-American Development Bank	4.00	11/18/88	11/18/13	USD	56	2
Inter-American Development Bank	4.98	05/30/91	05/30/16	USD	70	25
Inter-American Development Bank	3.00	05/30/91	02/15/16	USD	29	9
Inter-American Development Bank	(b)	01/26/94	01/26/14	Various	128	66
Inter-American Development Bank	4.98	03/21/94	03/21/14	USD	255	100
Inter-American Development Bank	4.98	03/21/94	03/21/14	USD	255	53
Inter-American Development Bank	(b)	12/04/03	12/04/28	USD	34	29
Inter-American Development Bank	4.98	06/05/95	06/05/15	USD	121	52
Inter-American Development Bank	4.00	06/05/95	06/05/15	USD	60	23
Inter-American Development Bank	(b)	08/04/97	08/04/17	USD	346	167
Inter-American Development Bank	5.54	11/19/97	11/19/17	USD	277	40
Inter-American Development Bank	(b)	11/01/99	11/01/19	USD	200	128
Inter-American Development Bank	5.54	07/31/01	07/31/21	USD	212	148
Inter-American Development Bank	5.54/(b)	11/05/02	11/05/22	USD	200	131
Inter-American Development Bank	(b)	03/09/04	03/09/24	USD	11	9
Inter-American Development Bank	(b)	09/03/04	05/15/16	USD	40	14
Inter-American Development Bank	(b)	08/24/05	08/24/25	USD	70	44
Inter-American Development Bank	5.54/(b)	11/07/06	11/07/31	USD	180	176
Inter-American Development Bank	(b)	02/05/07	02/05/32	USD	33	16
Inter-American Development Bank	(b)	11/07/06	07/11/31	USD	230	50
Inter-American Development Bank	(b)	04/06/08	04/06/33	USD	120	18
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	100	16
Inter-American Development Bank	(b)	04/17/08	04/17/33	USD	100	27
Inter-American Development Bank	(b)	01/15/09	01/15/34	USD	58	10
Total					3,259	1,374

FONPLATA	3.97	12/26/96	03/24/16	USD	34	18
FONPLATA	(c)	03/11/03	11/03/11	USD	1	0
Total					35	18

European Investment Bank	Fixed rate - Between 5.8% and 7.27%	03/11/96	12/20/15	USD	52	21
Total					52	21

(a) Floating World Bank Rate + 0.5%
(b) Floating IADB Rate
(c) LIBOR 6M + 1.2%

5

TABLES AND SUPPLEMENTAL INFORMATION

Peso-Denominated Debt
Direct Debt
Peso-Denominated Performing Bonds

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
Boden 2013 / arp	Average deposit rate	04/01/03	10/01/13	ARP	23	9
BONAR $ 2013	Tasa Badlar + 350 bp	04/04/08	04/04/13	ARP	1,242	1,242
BONAR $ 2014	15,40% - Tasa Badlar + 275 bp	01/30/09	01/30/14	ARP	4,424	4,424
BONAR $ 2015	Tasa Badlar + 300 bp	09/10/09	09/10/15	ARP	2,267	2,576
BONAR $ 2016	Tasa Badlar + 325 bp	03/18/09	03/18/16	ARP	2,927	2,927
BONAR ARG $ V	10,5%	06/12/07	06/12/12	ARP	377	377
Bono del Tesoro Consolidado 2089	—	01/02/90	01/02/89	ARP	222	219
Letra del Tesoro - $ - AGP	11,20%	12/13/10	03/14/11	ARP	10	10
Letra del Tesoro - $ - FFRE	LEBAC	03/23/10	03/23/11	ARP	175	175
Letra del Tesoro - $ - FFRE	LEBAC	09/03/10	09/02/11	ARP	134	134
Letra del Tesoro - $ - FFRE	LEBAC	12/03/10	12/02/11	ARP	71	71
Letra del Tesoro - $ - FFRH	13,32%	08/17/10	02/15/11	ARP	34	34
Letra del Tesoro - $ - IAF	11,20%	12/06/10	03/09/11	ARP	38	38
Letra del Tesoro - $ - INDER	11,00%	11/23/10	02/21/11	ARP	38	38
Letra del Tesoro - $ - INSSJyP	11,89%	10/25/10	04/25/11	ARP	126	126
Letra del Tesoro - $ - INSSJyP	11,20%	12/13/10	03/14/11	ARP	410	410
Letra del Tesoro - $ - INSSJyP	11,30%	12/20/10	06/21/11	ARP	176	176
Letra del Tesoro - $ - Loteria Nacional S.E.	LEBAC	03/11/10	03/11/11	ARP	40	40
Letra del Tesoro - $ - SRT	13,32%	08/17/10	08/17/11	ARP	10	10
PR 14	Tasa Badlar	01/04/10	01/04/16	ARP	8	8
PR 15	Tasa Badlar	01/04/10	10/04/22	ARP	55	60
PRE 10	Tasa Badlar	01/04/10	03/15/14	ARP	7	7
PRO 7	Floating- Savings account	01/01/00	01/01/16	ARP	12	7
Amparos y excepciones	Various	—	—	ARP	0	0
BODEN 2011	2,00%	04/30/03	04/30/11	ARP + CER	1,616	141
BODEN 2014	2,00%	09/30/04	09/30/14	ARP + CER	231	399
BOGAR 2018	2,00%	02/04/02	02/04/18	ARP + CER	4,930	9,182
BOGAR 2020	2,00%	02/04/02	10/04/20	ARP + CER	264	598
CUASIPAR EN PESOS - DTO. 1735/04	3,31%	12/31/03	12/31/45	ARP + CER	5,894	13,389
DISCOUNT EN PESOS - DTO. 1735/04	5,83%	12/31/03	12/31/33	ARP + CER	2,634	5,728
DISCOUNT EN PESOS - DTO. 563/10	5,83%	12/31/03	12/31/33	ARP + CER	31	68
PAR EN PESOS - DTO. 1735/04	Fixed rate - Step up - 1,18%	12/31/03	12/31/38	ARP + CER	719	1,298
PAR EN PESOS - DTO. 563/10	Fixed rate - Step up - 1,18%	12/31/03	12/31/38	ARP + CER	3	5
PR 12	2,00%	02/03/02	01/03/16	ARP + CER	397	570
PR 13	2,00%	03/15/04	03/15/24	ARP + CER	486	997
PRE 9	2,00%	03/15/04	03/15/14	ARP + CER	274	295
Amparos y excepciones	Various	—	—	ARP + CER	0	4
TOTAL					30,305	45,792

6

TABLES AND SUPPLEMENTAL INFORMATION

Foreign Currency-Denominated Debt
Direct Debt
Foreign Currency-Denominated Performing Bonds

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
BODEN 2012	LIBOR	12/31/01	08/03/12	USD	17,582	4,395
BODEN 2013	LIBOR maximum 3%	10/30/02	04/30/13	USD	1,942	728
BODEN 2015	7,00%	10/03/05	10/03/15	USD	5,818	5,818
BONAR V	7,00%	03/28/06	03/28/11	USD	1,500	1,500
BONAR VII	7,00%	09/12/06	09/12/13	USD	2,000	2,000
BONAR X	7,00%	04/17/07	04/17/17	USD	6,398	6,398
DISCOUNT EN EUROS - DTO. 1735/04	7,82%	12/31/03	12/31/33	EUR	3,028	3,882
DISCOUNT EN EUROS - DTO. 563/10	7,82%	12/31/03	12/31/33	EUR	2,587	3,317
DISCOUNT EN U$S - DTO. 1735/04 - LEY ARG	8,28%	12/31/03	12/31/33	USD	814	1,059
DISCOUNT EN U$S - DTO. 1735/04 - LEY NY	8,28%	12/31/03	12/31/33	USD	3,048	3,966
DISCOUNT EN U$S - DTO. 563/10 - LEY ARG	8,28%	12/31/03	12/31/33	USD	112	146
DISCOUNT EN U$S - DTO. 563/10 - LEY NY	8,28%	12/31/03	12/31/33	USD	897	1,166
DISCOUNT EN YENES - DTO. 1735/04	4,33%	12/31/03	12/31/33	JPY	70	80
DISCOUNT EN YENES - DTO. 563/10	4,33%	12/31/03	12/31/33	JPY	31	36
GLOBAL 2017 USD - DTO. 563/10	8,75%	06/02/10	06/02/17	USD	949	949
Letra del Tesoro - U$S - FFRE	Deposit rate BNA	08/06/10	08/08/11	USD	52	52
Letra del Tesoro - U$S - FGS	4,50%	11/04/10	02/02/11	USD	240	240
Letra del Tesoro - U$S - FGS	5,00%	11/23/10	03/23/11	USD	632	632
Letra del Tesoro - U$S - FGS	5,00%	11/29/10	03/29/11	USD	801	801
Letra del Tesoro - U$S - FGS	5,00%	12/09/10	04/08/11	USD	800	800
Letra del Tesoro - U$S - FGS	4,50%	12/20/10	03/21/11	USD	126	126
Letra del Tesoro - U$S - Lotería Nacional S.E.	1,30%	08/09/10	02/07/11	USD	47	47
LETRA INTRANSFERIBLE 2016	International reserves rate - Maximum LIBOR -1%	01/03/06	01/03/16	USD	9,530	9,530
LETRA INTRANSFERIBLE 2020 - Dto. 297/2010	International reserves rate - Maximum LIBOR -1%	03/01/10	03/01/20	USD	2,187	2,187
LETRA INTRANSFERIBLE 2020 - Dto. 298/2010	International reserves rate - Maximum LIBOR -1%	03/01/10	03/01/20	USD	4,382	4,382
OCMO	—	10/30/02	04/30/13	OCM	3	3
PAR EN EUROS - DTO. 1735/04	Fixed rate - Step up - 2,26%	12/31/03	12/31/38	EUR	6,735	6,735
PAR EN EUROS - DTO. 563/10	Fixed rate - Step up - 2,26%	12/31/03	12/31/38	EUR	1,924	1,924

7

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
PAR EN U$S - DTO. 1735/04 - LEY ARG	Fixed rate - Step up - 2,5%	12/31/03	12/31/38	USD	1,230	1,230
PAR EN U$S - DTO. 1735/04 - LEY NY	Fixed rate - Step up - 2,5%	12/31/03	12/31/38	USD	5,297	5,297
PAR EN U$S - DTO. 563/10 - LEY ARG	Fixed rate - Step up - 2,5%	12/31/03	12/31/38	USD	71	71
PAR EN U$S - DTO. 563/10 - LEY NY	Fixed rate - Step up - 2,5%	12/31/03	12/31/38	USD	97	97
PAR EN YENES - DTO. 1735/04	Fixed rate - Step up - 0,45%	12/31/03	12/31/38	JPY	256	256
PAR EN YENES - DTO. 563/10	Fixed rate - Step up - 0,45%	12/31/03	12/31/38	JPY	11	11
Amparos y excepciones	Various	—	—	USD	0	16
TOTAL					81,197	69,877

8

TABLES AND SUPPLEMENTAL INFORMATION

Peso-Denominated Debt
Direct Debt
Peso-Denominated Defaulted Bonds
					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
BOCON PREV. 2º S. PESOS - PRE3	Floating- Savings account	09/01/92	09/01/02	ARP	0	0
BOCON PROV 1º S. PESOS - PRO1	Floating- Savings account	04/01/91	04/01/07	ARP	3	2
BOCON PROV 5ta S. PESOS - PRO9	Floating- Savings account	04/15/01	04/15/07	ARP	7	2
BOCON PROV. 2º S. PESOS - PRO3	Floating- Savings account	12/28/94	12/28/10	ARP	0	0
BOCON PROV. 3º S. PESOS - PRO5	Floating- Savings account	01/15/99	04/15/07	ARP	2	2
DTO.1023/7-7-95	Floating- Savings account	04/24/95	04/01/07	ARP	2	1
EUROLETRA/$/11,75%/2007	11,75%	02/12/97	02/12/07	ARP	0	0
EUROLETRA/$/8,75%/2002	8,75%	02/12/97	02/12/07	ARP	0	0
BONEX 1992 / PESIFICADO	2,00%	09/15/92	05/08/03	ARP + CER	4	12
BONO/2002/9% PESIFICADO	2,00%	04/16/01	04/16/02	ARP + CER	2	5
BONTE 02 / PESIFICADO	2,00%	05/09/97	05/09/02	ARP + CER	10	27
BONTE 03 / PESIFICADO	2,00%	02/21/00	05/21/03	ARP + CER	5	13
BONTE 03 V / PESIFICADO	2,00%	07/21/98	07/21/03	ARP + CER	0	1
BONTE 04 / PESIFICADO	2,00%	05/24/99	05/24/04	ARP + CER	4	11
BONTE 05 / PESIFICADO	2,00%	02/21/00	05/21/05	ARP + CER	6	15
BONTE 06 / PESIFICADO	2,00%	02/21/01	05/15/06	ARP + CER	0	1
B-P 02 / E+3,30% / PESIFICADO	2,00%	08/22/00	08/22/02	ARP + CER	0	1
B-P 02 / E+4,00% / PESIFICADO	2,00%	04/24/00	04/24/02	ARP + CER	0	0
B-P 04 / E+4,35% / PESIFICADO	2,00%	02/16/01	02/16/04	ARP + CER	0	0
FERROBONOS / PESIFICADO	2,00%	10/01/91	10/01/30	ARP + CER	0	0
LETES/ Vto: 15-02-02	2,00%	12/14/01	02/15/02	ARP + CER	1	4
LETES/ Vto: 15-03-2002	2,00%	03/16/01	03/15/02	ARP + CER	4	11
LETES/ Vto: 22-02-2002	2,00%	12/28/01	02/22/02	ARP + CER	0	1
LETES/ Vto: 8-3-2002	2,00%	12/14/01	03/08/02	ARP + CER	1	4
LETES/Vto: 22-03-2002	2,00%	12/28/01	03/22/02	ARP + CER	0	1
PRE4 / PESIFICADO	2,00%	09/01/92	09/01/02	ARP + CER	8	4
PRE6 / PESIFICADO	2,00%	01/01/00	01/01/10	ARP + CER	0	1
PRO10 / PESIFICADO	2,00%	04/15/01	04/15/07	ARP + CER	1	4
PRO2 / PESIFICADO	2,00%	04/01/91	04/01/07	ARP + CER	8	15
PRO4 / PESIFICADO	2,00%	12/28/94	12/28/10	ARP + CER	5	18
PRO6 / PESIFICADO	2,00%	01/15/99	04/15/07	ARP + CER	20	44
PRO8 / PESIFICADO	2,00%	01/01/00	01/01/16	ARP + CER	0	0
TOTAL					93	200

9

TABLES AND SUPPLEMENTAL INFORMATION

Foreign Currency-Denominated Debt
Direct Debt
Foreign-Currency Denominated Defaulted Bonds
					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
BONO R.A./EUR/10%/2004	10,00%	12/07/99	12/07/04	EUR	56	56
BONO R.A./EUR/10%/2007	10,00%	09/07/00	09/07/07	EUR	52	52
BONO R.A./EUR/10%-8%/2008	10,00% - 8,00%	04/03/98	02/26/08	EUR	35	35
BONO R.A./EUR/10,25%/2007	10,25%	01/26/00	01/26/07	EUR	95	95
BONO R.A./EUR/14%-8%/2008	14,00% - 8,00%	04/06/99	02/26/08	EUR	19	19
BONO R.A./EUR/15%-8%/2008	15,00% - 8,00%	02/26/99	02/26/08	EUR	42	42
BONO R.A./EUR/8%/2002	8,00%	02/25/99	02/25/02	EUR	22	22
BONO R.A./EUR/8,50%/2004	8,50%	07/01/99	07/01/04	EUR	84	84
BONO R.A./EUR/9%/2003	9,00%	06/20/00	06/20/03	EUR	126	126
BONO R.A./EUR/9%/2006	9,00%	04/26/99	04/26/06	EUR	50	50
BONO R.A./EUR/9%/2009	9,00%	05/26/99	05/26/09	EUR	88	88
BONO R.A./EUR/9,25%/2002	9,25%	10/21/99	10/21/02	EUR	78	78
BONO R.A./EUR/9,50%/2004	9,50%	03/04/99	03/04/04	EUR	44	44
BONO R.A./EUR/9,75%/2003	9,75%	11/26/99	11/26/03	EUR	29	29
BONO R.A./EUR/EURIBOR+4%/2003	EURIBOR + 4%	07/22/99	07/22/03	EUR	9	9
BONO R.A./JPY/5,40%/2003	5,40%	12/17/99	12/17/03	JPY	1	1
BONO RA/JPY/SAMURAI/4,85%/2005	4,85%	09/26/00	09/26/05	JPY	11	11
DISCOUNT/DEM/L+0,8125%/2023	LIBOR + 0,8125	03/31/93	03/31/23	EUR	10	10
DISCOUNT/u$s/L+0,8125%/2023	LIBOR + 0,8125	03/31/93	03/31/23	USD	78	78
EUR/ITL/10-7,625/SWAP-CAN/2007	10,00% - 7,625%	08/11/97	08/11/07	EUR	47	47
EURO-BONO/ESP/7,50%/2002	7,50%	05/23/97	05/23/02	EUR	10	10
EUROLETRA/ATS/7%/2004	7,00%	03/18/97	03/18/04	EUR	3	3
EUROLETRA/CHF/7%/2003	7,00%	12/04/96	12/04/03	CHF	21	21
EUROLETRA/DEM/10,25%/2003	10,25%	02/06/96	02/06/03	EUR	54	54
EUROLETRA/DEM/10,50%/2002	10,50%	11/14/95	11/14/02	EUR	55	55
EUROLETRA/DEM/11,25%/2006	11,25%	04/10/96	04/10/06	EUR	58	58
EUROLETRA/DEM/11,75%/2011	11,75%	05/20/96	05/20/11	EUR	93	93
EUROLETRA/DEM/11,75%/2026	11,75%	11/13/96	11/13/26	EUR	38	38
EUROLETRA/DEM/12%/2016	12,00%	09/19/96	09/19/16	EUR	30	30
EUROLETRA/DEM/14%-9%/2008	14,00% - 9,00%	11/19/98	11/19/08	EUR	21	21
EUROLETRA/DEM/7%/2004	7,00%	03/18/97	03/18/04	EUR	69	69
EUROLETRA/DEM/7,875%/2005	7,88%	07/29/98	07/29/05	EUR	12	12
EUROLETRA/DEM/8%/2009	8,00%	10/30/97	10/30/09	EUR	48	48
EUROLETRA/DEM/8,50%/2005	8,50%	12/23/96	02/23/05	EUR	57	57
EUROLETRA/DEM/9%/2003	9,00%	09/19/96	09/19/03	EUR	19	19
EUROLETRA/EUR/10%/2005	10,00%	01/07/00	01/07/05	EUR	78	78

10

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
EUROLETRA/EUR/10,00%/2007	10,00%	02/22/01	02/22/07	EUR	47	47
EUROLETRA/EUR/10,50%-7%/2004	10,50% - 7,00%	05/10/99	03/18/04	EUR	47	47
EUROLETRA/EUR/11%-8%/2008	11,00% - 8,00%	02/26/98	02/26/08	EUR	73	73
EUROLETRA/EUR/7,125%/2002	7,13%	06/10/99	06/10/02	EUR	22	22
EUROLETRA/EUR/8,125%/2004	8,13%	04/04/00	10/04/04	EUR	66	66
EUROLETRA/EUR/8,50%/2010	8,50%	07/30/98	07/30/10	EUR	50	50
EUROLETRA/EUR/8,75%/2003	8,75%	02/04/98	02/04/03	EUR	59	59
EUROLETRA/EUR/8-8,25-9%/2010	8,00% - 8,25% - 9,00%	07/06/98	07/06/10	EUR	43	43
EUROLETRA/EUR/9%/2005	9,00%	05/24/00	05/24/05	EUR	75	75
EUROLETRA/EUR/CUP-FIJO/2028	Fixed Amount Coupon	05/28/98	05/28/28	EUR	9	9
EUROLETRA/EUR/EURIB+510%/2004	EURIBOR + 5,10%	12/22/99	12/22/04	EUR	12	12
EUROLETRA/GBP/10%/2007	10,00%	06/25/97	06/25/07	GBP	6	6
EUROLETRA/ITL/10%/2007	10,00%	01/03/97	01/03/07	EUR	34	34
EUROLETRA/ITL/10,375%-8%/2009	10,375% - 8,00%	03/12/98	10/30/09	EUR	44	44
EUROLETRA/ITL/11%/2003	11,00%	11/05/96	11/05/03	EUR	35	35
EUROLETRA/ITL/9%-7%/2004	9,00% - 7,00%	10/24/97	03/18/04	EUR	24	24
EUROLETRA/ITL/9,25%-7%/2004	9,25% - 7,00%	10/21/97	03/18/04	EUR	43	43
EUROLETRA/ITL/LIBOR+1,6%/2004	LIBOR + 1,60%	05/27/97	05/27/04	EUR	25	25
EUROLETRA/ITL/LIBOR+2,50%/2005	LIBOR + 2,50%	07/08/98	07/08/05	EUR	48	48
EUROLETRA/JPY/3,50%/2009	3,50%	08/11/99	08/11/09	JPY	3	3
EUROLETRA/JPY/4,40%/2004	4,40%	05/27/97	05/27/04	JPY	0	0
EUROLETRA/JPY/5%/2002	5,00%	12/20/96	12/20/02	JPY	13	13
EUROLETRA/JPY/6%/2005	6,00%	11/12/96	03/24/05	JPY	2	2
EUROLETRA/JPY/7,40%/2006	7,40%	04/04/96	04/04/06	JPY	0	0
EUROLETRA/JPY/7,40%/2006-2	7,40%	04/25/96	04/25/06	JPY	1	1
EUROLETRA/JPY/7,40%/2006-3	7,40%	05/15/96	05/15/06	JPY	1	1
EUROLETRA/u$s/BADLAR+2,98/2004	BADLAR + 2,98%	05/11/01	05/11/04	USD	0	0
EUROLETRA/u$s/ENC+4,95%/2004	ENCUESTA + 4,95%	05/11/01	05/11/04	USD	0	0
EUROLETRA/u$s/LIBOR+5,75%/2004	LIBOR + 5,75%	04/06/99	04/06/04	USD	0	0
EUROLETRAS/EUR/9,25%/2004	9,25%	07/20/00	07/20/04	EUR	112	112
FLOATING RATE BOND/L+0,8125%	LIBOR	03/31/93	03/31/05	USD	67	38
FRANs/u$s/TASA FLOTANTE/2005	Floating	04/13/98	04/10/05	USD	298	298
GLOBAL BOND/$/10%-12%/2008	10,00% - 12,00%	06/19/01	09/19/08	USD	595	595
GLOBAL BOND/EUR/8,125%/2008	8,13%	04/21/98	04/21/08	EUR	90	90
GLOBAL BOND/u$s/10,25%/2030	10,25%	07/21/99	07/21/30	USD	122	122
GLOBAL BOND/u$s/11%/2005	11,00%	12/04/98	12/04/05	USD	96	96
GLOBAL BOND/u$s/11%/2006	11,00%	10/09/96	10/09/06	USD	141	141

11

					Principal Amount
Lender	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of December 31, 2010
					Millions of dollars	Millions of dollars
GLOBAL BOND/u$s/11,375%/2010	11,38%	03/15/00	03/15/10	USD	64	64
GLOBAL BOND/u$s/11,375%/2017	11,38%	01/30/97	01/30/17	USD	422	422
GLOBAL BOND/u$s/11,75%/2009	11,75%	04/07/99	04/07/09	USD	142	142
GLOBAL BOND/u$s/11,75%/2015	11,75%	06/15/00	06/15/15	USD	80	80
GLOBAL BOND/u$s/12%/2020	12,00%	02/03/00	02/01/20	USD	66	66
GLOBAL BOND/U$S/12,00%/2031	12,00%	06/19/01	06/19/31	USD	267	478
GLOBAL BOND/u$s/12,125%/2019	12,13%	02/25/99	02/25/19	USD	11	11
GLOBAL BOND/U$S/12,25%/2018	12,25%	06/19/01	06/19/18	USD	369	668
GLOBAL BOND/u$s/12,375%/2012	12,38%	02/21/01	02/21/12	USD	113	113
GLOBAL BOND/u$s/7%-15,5%/2008	7,00% - 15,50%	06/19/01	12/19/08	USD	131	131
GLOBAL BOND/u$s/8,375%/2003	8,38%	12/20/93	12/20/03	USD	143	143
GLOBAL BOND/u$s/8,875%/2029	8,88%	03/01/99	03/01/29	USD	0	0
GLOBAL BOND/u$s/9,75%/2027	9,75%	09/19/97	09/19/27	USD	111	111
GLOBAL/u$s/CERO CUPON/2000-04	ZERO CUPON	10/15/99	10/15/04	USD	0	0
PAR BONDS/DEM/5,87%/2023	5,87%	03/31/93	03/31/23	EUR	62	62
PAR BONDS/u$s/6%/2023	6,00%	03/31/93	03/31/23	USD	185	185
SAMURAI/JPY/5,125%/2004	5,13%	06/14/00	06/14/04	JPY	9	9
SPAN/u$s/SPREAD AJUS+T.F./2002	Floating	12/16/97	11/30/02	USD	7	7
TOTAL					6,127	6,608

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